Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226831

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

September 11, 2018

Dear Common Unitholders of Energy Transfer Partners, L.P.:

On August 1, 2018, Energy Transfer Equity, L.P. (“ETE”), Energy Transfer Partners, L.P. (“ETP”) and certain of their affiliates entered into a merger agreement (as may be amended from time to time, the “merger agreement”), pursuant to which Streamline Merger Sub, LLC, a wholly owned subsidiary of ETE, will merge with and into ETP, with ETP continuing as the surviving entity and a subsidiary of ETE (the “merger”). The board of directors (the “ETP Board”) of Energy Transfer Partners, L.L.C. (“ETP Managing GP”), the general partner of Energy Transfer Partners GP, L.P., the general partner of ETP, approved and agreed to submit the merger agreement and the merger to a vote of ETP common unitholders following the recommendation of the conflicts committee of the ETP Board (the “ETP Conflicts Committee”). The ETP Conflicts Committee has determined that the merger agreement and the merger are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders and the ETP Board has determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment (as defined below), are advisable, fair and reasonable to and in the best interests of ETP and its common unitholders, and in each case, has approved the merger agreement and the merger. Under the terms of the merger agreement, subject to certain adjustments, holders of common units representing limited partner interests in ETP (“ETP common units”) will receive, for each ETP common unit held, 1.28 common units representing limited partner interests in ETE (“ETE common units”).

The merger consideration to be received by holders of ETP common units is valued at $23.59 per unit based on the closing price of ETE common units as of August 1, 2018, the last trading day before the public announcement of the merger, representing an approximate 11% premium to the closing price of ETP common units of $21.21 on August 1, 2018, a 15% premium to the volume-weighted average closing price of ETP common units for the ten trading days ended August 1, 2018 and a 19% premium to the volume-weighted average closing price of ETP common units for the 30 trading days ended August 1, 2018. The merger consideration is valued at $22.41 per unit based on the closing price of ETE common units as of September 6, 2018, the most recent trading day prior to the date of this proxy statement/prospectus, representing a 0.1% discount to the closing price of ETP common units of $22.44 on September 6, 2018, and a 0.5% discount to the volume-weighted average closing price of ETP common units for the five trading days ended September 6, 2018.

Immediately following the completion of the merger, it is expected that ETP common unitholders will own approximately 56% of the outstanding ETE common units, based on the number of ETE common units outstanding, on a fully diluted basis, as of September 6, 2018. The common units of ETE and ETP are traded on the New York Stock Exchange (“NYSE”) under the symbols “ETE” and “ETP,” respectively. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.” It is also expected that ETP will change its name to “Energy Transfer Operating, L.P.” and that the Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP and the Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP will continue to trade on the NYSE under the symbols “ETPprC” and “ETPprD,” respectively.

ETP is holding a special meeting of its common unitholders at the Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, on October 18, 2018 at 10:00 a.m., local time, to obtain the vote of its common unitholders to adopt the merger agreement and the transactions contemplated thereby. Your vote is very important regardless of the number of ETP common units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding ETP common units, other than the ETP common units owned by ETE and its affiliates, and the holders of at least a majority of the outstanding ETP common units vote for the adoption of the merger agreement and the transactions contemplated thereby at the special meeting. The ETP Board recommends that ETP common unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting. Pursuant to the merger agreement, ETE, which directly or indirectly owns all of the incentive distribution rights and the general partner interest in ETP, as well as approximately 2.4% of the ETP common units outstanding as of September 10, 2018, has agreed to vote all of the ETP common units owned beneficially or of record by ETE or its subsidiaries in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof. Whether or not you expect to attend the special meeting in person, we urge you to submit your proxy as promptly as possible through one of the delivery methods described in the accompanying proxy statement/prospectus.

In addition, we urge you to read carefully the accompanying proxy statement/prospectus (and the documents incorporated by reference into the accompanying proxy statement/prospectus), which includes important information about the merger agreement, the proposed merger and the special meeting.  Please pay particular attention to the section titled “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

On behalf of the ETP Board, we thank you for your continued support.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated September 11, 2018 and is first being mailed to the common unitholders of ETP on or about September 11, 2018.

Sincerely,

Kelcy L. Warren
Chairman & Chief Executive Officer of Energy Transfer Partners, L.L.C., on behalf of Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

NOTICE OF SPECIAL MEETING OF COMMON UNITHOLDERS

TO BE HELD ON OCTOBER 18, 2018

To the Common Unitholders of Energy Transfer Partners, L.P.:

Notice is hereby given that a special meeting of common unitholders of Energy Transfer Partners, L.P. (“ETP”), will be held at the Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, on October 18, 2018 at 10:00 a.m., local time, solely for the following purposes:

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Merger proposal: To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of August 1, 2018 (as may be amended from time to time, the “merger agreement”), by and among Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC, the general partner of ETE (“ETE GP”), Streamline Merger Sub, LLC, a wholly owned subsidiary of ETE (“ETE Merger Sub”), ETP and Energy Transfer Partners, L.L.C. (“ETP Managing GP”), as the general partner of Energy Transfer Partners GP, L.P. (“ETP GP”), the general partner of ETP, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, and the transactions contemplated thereby, including the merger of ETE Merger Sub with and into ETP, with ETP continuing as the surviving entity and a subsidiary of ETE (the “merger”); and

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Adjournment proposal: To consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and the transactions contemplated thereby at the time of the special meeting.

These items of business, including the merger agreement and the merger, are described in detail in the accompanying proxy statement/prospectus. The board of directors of ETP Managing GP (the “ETP Board”) has determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment (as defined below), are advisable, fair and reasonable to and in the best interests of ETP and its common unitholders and the conflicts committee of the ETP Board (the “ETP Conflicts Committee”) has determined that the merger agreement and the merger are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders, and in each case, has approved the merger agreement and the merger. Therefore, the ETP Board, based on the recommendation of the ETP Conflicts Committee, recommends that ETP common unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of such adoption.

Only common unitholders of record as of the close of business on September 10, 2018 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournment or postponement thereof. A list of common unitholders entitled to vote at the special meeting will be available in our offices located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225 during regular business hours for a period of 10 days before the special meeting, and at the place of the special meeting during the special meeting. Pursuant to the merger agreement, ETE has agreed to vote all of the common units representing limited partner interests in ETP (“ETP common units”) owned beneficially or of record by ETE or its subsidiaries in favor of the adoption of the merger agreement and the merger and the approval of any actions required in furtherance thereof, which includes, if necessary, the adjournment proposal. As of September 10, 2018, ETE and its subsidiaries collectively held 27,535,127 ETP common units, representing approximately 2.4% of the ETP common units entitled to vote at the special meeting.

Adoption of the merger agreement and the transactions contemplated thereby by the ETP common unitholders is a condition to the consummation of the merger and requires the affirmative vote of holders of at least a majority of the outstanding ETP common units, other than ETP common units held by ETE and its affiliates, and the affirmative vote of holders of at least a majority of the outstanding ETP common units. Therefore, your vote is very important. Your failure to vote your ETP common units will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby.

By order of the board of directors,

James M. Wright, Jr.
General Counsel

Dallas, Texas

September 11, 2018

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the special meeting. If your ETP common units are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the adjournment vote, the special meeting or the accompanying proxy statement/prospectus or would like additional copies of the accompanying proxy statement/prospectus or need help voting your ETP common units, please contact ETP’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway – 27th Floor

New York, New York 10018

Toll free: (800) 322-2885

Collect: (212) 929-5500

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about ETE and ETP from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from ETE or ETP at: 8111 Westchester Drive, Suite 600, Dallas, TX 75225, Attention: Investor Relations, Email: InvestorRelations@energytransfer.com.

To receive timely delivery of the requested documents in advance of the special meeting, you should make your request no later than October 12, 2018.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by ETE (File No. 333-226831), constitutes a prospectus of ETE under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common units representing limited partner interests in ETE (“ETE common units”) to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of ETP common unitholders, at which ETP common unitholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 11, 2018. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to ETP common unitholders nor the issuance by ETE of ETE common units pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning ETE contained in this proxy statement/prospectus or incorporated by reference has been provided by ETE, and the information concerning ETP contained in this proxy statement/prospectus or incorporated by reference has been provided by ETP.

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COMPARISON OF RIGHTS OF ETE COMMON UNITHOLDERS AND ETP COMMON UNITHOLDERS	138
PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING	163
LEGAL MATTERS	164
EXPERTS	164
WHERE YOU CAN FIND MORE INFORMATION	165

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QUESTIONS AND ANSWERS

Set forth below are questions that you, as a common unitholder of ETP, may have regarding the merger proposal, the adjournment proposal and the special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Q: Why am I receiving this proxy statement/prospectus?

A: ETE, ETP and certain of their affiliates have agreed to a merger, pursuant to which ETE Merger Sub, a wholly owned subsidiary of ETE, will merge with and into ETP. ETP will continue its existence as the surviving entity and a subsidiary of ETE, but the ETP common units will no longer be publicly traded. In order to complete the merger, ETP common unitholders must vote to adopt the merger agreement and the transactions contemplated thereby. ETP is holding a special meeting of its common unitholders to obtain such unitholder approval.

In connection with the merger, ETE will issue ETE common units as the consideration to be paid to holders of ETP common units. This document is being delivered to you as both a proxy statement of ETP and a prospectus of ETE in connection with the merger. It is the proxy statement by which the ETP Board is soliciting proxies from you to vote on the adoption of the merger agreement and the transactions contemplated thereby, including the merger, at the ETP special meeting or at any adjournment or postponement thereof. It is also the prospectus by which ETE will issue ETE common units to you in connection with the merger.

Q: What will happen in the merger?

A: Pursuant to the merger agreement, at the effective time of the merger (the “effective time”), ETE Merger Sub will merge with and into ETP. ETP will be the surviving limited partnership in the merger and will be a subsidiary of ETE, but the ETP common units will no longer be publicly traded. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.” At the closing of the merger, ETP will change its name to “Energy Transfer Operating, L.P.”

Q: What will I receive in the merger?

A: If the merger is completed, each ETP common unit issued and outstanding as of immediately prior to the effective time (other than ETP common units held by ETE or its subsidiaries) will be converted automatically into the right to receive 1.28 (the “exchange ratio”) ETE common units (the “merger consideration”). ETP common unitholders will not receive any fractional ETE common units in the merger. Instead, with respect to each holder of ETP common units whose ETP common units are converted pursuant to the merger agreement who otherwise would have received a fraction of an ETE common unit will be entitled to receive a whole ETE common unit. Based on the closing price of ETE common units on the New York Stock Exchange (the “NYSE”) on August 1, 2018, the last trading day prior to the public announcement of the merger, the merger consideration represented approximately $23.59 in value for each ETP common unit. Based on the closing price of $17.51 for ETE common units on the NYSE on September 6, 2018, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $22.41 in value for each ETP common unit. The market price of ETE common units will fluctuate prior to the merger, and the market price of ETE common units when received by ETP common unitholders after the merger is completed could be greater or less than the current market price of ETE common units. See “Risk Factors.”

Q: What will happen to my ETP restricted units and restricted phantom units in the merger?

A: If the merger is completed, each unvested award of restricted units and restricted phantom units outstanding under any ETP equity plan (“ETP restricted units” or “ETP restricted phantom units,” as applicable) will, as of the effective time, be converted into the right to receive a comparable restricted equity award with respect to ETE common units on the same terms and conditions as were applicable to the corresponding award of ETP (including the right to receive distribution equivalents with respect to such award), except that the number of ETE common units covered by such comparable award will be equal to the number of ETP common units covered by the corresponding award of ETP multiplied by the exchange ratio, rounded up to the nearest whole unit.

Q: What will happen to the other series and classes of ETP units in the merger?

A: The merger agreement provides that (i) at the effective time, the Class E Units representing limited partner interests in ETP (the “Class E Units”), Class G Units representing limited partner interests in ETP (the “Class G Units”), Class K units representing limited partner interests in ETP (the “Class K Units”), Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (the “Series A Preferred Units”), Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (the “Series B Preferred Units”), Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (the “Series C Preferred Units”) and Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (the “Series D Preferred Units” and, together with the Series A Preferred Units, the Series B Preferred Units and the Series C Preferred Units, the “Preferred Units”), all of which have been issued and are outstanding immediately prior to the effective time, will be unchanged and remain outstanding, (ii) immediately prior to the effective time, the outstanding Class I Units representing limited partner interests in ETP (the “Class I Units”) and Class J Units representing limited partner interests in ETP (the “Class J Units”), all of which have been issued and are outstanding immediately prior to the effective time, will be cancelled, and (iii) immediately prior to the effective time, all of the incentive distribution rights in ETP issued and outstanding immediately prior to the effective time will be converted into 1,168,205,710 ETP common units. The Series C Preferred Units and the Series D Preferred Units will continue to be listed on the NYSE following the completion of the merger. The general partner interest in ETP will be converted into a non-economic general partner interest in exchange for the issuance of 18,448,341 ETP common units.

Q: What will the ownership of ETE GP and its affiliates be in ETE following the completion of the merger?

A: As a condition to the completion of the merger, ETE has agreed to issue to ETE GP a new class of limited partner interests, the Class A units (the “ETE Class A Units”). The number of ETE Class A Units to be issued to ETE GP will allow ETE GP and its affiliates to retain their current voting interest in ETE following the completion of the merger. Currently, ETE GP and its affiliates have an approximate 31% voting interest in ETE and, if the ETE Class A Units were not issued to ETE GP, ETE GP and its affiliates would have an approximate 13.5% voting interest in ETE, based on the 1,166,403,685 ETP common units and 1,158,206,626 ETE common units outstanding as of August 1, 2018 and the number of ETE common units owned by ETE GP and its affiliates as of August 1, 2018. As a result of the issuance of the ETE Class A Units, following the completion of the merger, the voting interest in ETE represented by the ETE common units held by ETE GP and its affiliates and the voting interest in ETE represented by the ETE Class A Units held by ETE GP would give ETE GP and its affiliates an aggregate voting interest of approximately 31%. Please read “The Merger—Effect of the Merger” beginning on page 48 of this proxy statement/prospectus.

Q: What are the ETE Class A Units and how will they impact holders of ETE common units following the merger?

A: Pursuant to the ETE partnership agreement, ETE GP has a preemptive right to acquire, in connection with any issuance of common units by ETE (including the issuance of ETE common units pursuant to the merger), additional ETE common units in order to allow ETE GP to maintain the percentage interest of ETE GP and its affiliates of ETE’s outstanding common units prior to any such issuance. As of August 1, 2018, ETE GP and its affiliates owned approximately 31% of ETE’s outstanding common units. Absent the exercise of this preemptive right, the percentage ownership of ETE GP and its affiliates would be diluted to approximately 13.5% as a result of the issuance of the merger consideration to the former ETP common unitholders in connection with the closing of the merger. ETE GP has agreed to waive its preemptive right in connection with the issuance of ETE common units pursuant to the merger, and ETE has agreed to issue to ETE GP a newly created class of limited partner interests in ETE, the ETE Class A Units, that will be entitled to vote together with the ETE common units, as a single class, on any matter for which the holders of ETE common units are entitled to vote, except as required by law. The number of ETE Class A Units issued to ETE GP will be calculated to ensure that the ETE common units and the ETE Class A Units held by ETE GP and its affiliates immediately following the merger represent the same relative voting power as the ETE common units held by ETE GP and its affiliates represented prior to the merger. Following the completion of the merger, for so long as Kelcy Warren is an officer or a director of ETE GP, upon the issuance by ETE of additional ETE common units or any securities that have voting rights that are pari passu with the ETE common units, ETE will issue to the holder of ETE Class A Units a number of additional ETE Class A Units such that the holder maintains a voting interest in ETE that is identical to its voting interest in ETE prior to such issuance.

The ETE Class A Units will not be entitled to distributions and otherwise have no economic attributes, except that the ETE Class A Units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to the holders of any other classes or series of securities of ETE upon any liquidation, dissolution or winding up of ETE. The ETE Class A Units are not convertible into, or exchangeable for, ETE common units. In addition to the other voting rights of the ETE Class A Units, without the approval of 66 2/3% of the ETE Class A Units, ETE may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the ETE Class A Units or amend the terms of the ETE Class A Units. Without the prior approval of a conflicts committee of the board of directors of ETE GP (the “ETE Board”), the ETE Class A Units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives. Please read “The Merger—Effect of the Merger” beginning on page 48 of this proxy statement/prospectus and “Risk Factors—ETE common unitholders have limited voting rights and are not entitled to elect ETE’s general partner or the directors of ETE’s general partner” beginning on page 33 of this proxy statement/prospectus.

Q: What happens if the merger is not completed?

A: If the merger agreement and the transactions contemplated thereby are not adopted by ETP common unitholders holding at least a majority of the outstanding ETP common units, other than ETP common units held by ETE and its affiliates (collectively, the “unaffiliated ETP common unitholders”), and by the ETP common unitholders holding at least a majority of the outstanding ETP common units, or if the merger is not completed for any other reason, you will not receive any form of consideration for your ETP common units in connection with the merger. Instead, ETP will remain an independent publicly traded limited partnership and the ETP common units will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, including if ETP common unitholder approval is not obtained, ETP will be required to pay all of the reasonably documented out-of-pocket expenses incurred by ETE and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $30.0 million. In addition, if the merger agreement is terminated under specified circumstances, including due to an adverse recommendation change having occurred, ETP will be required to pay ETE a termination fee of $750.0 million, less any expenses previously paid by ETP to ETE. Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates in connection with the merger. Please read “Proposal 1: The Merger Agreement—Expenses” and “—Termination Fee” beginning on page 100 of this proxy statement/prospectus.

Q: Will I continue to receive future distributions on my ETP common units?

A: Before completion of the merger, ETP expects to continue to pay its regular quarterly cash distribution on the ETP common units, which was $0.565 per ETP common unit for the quarter ended June 30, 2018. However, ETE and ETP will coordinate the timing of distribution declarations leading up to completion of the merger so that, in any quarter, a holder of ETP common units will either receive distributions in respect of its ETP common units or distributions in respect of the ETE common units that such holder will receive in connection with the merger as part of the merger consideration (but will not receive distributions from both ETP and ETE in any single quarter). Receipt of the regular quarterly distribution will not reduce the merger consideration you receive. Upon completion of the merger, you will be entitled only to distributions on any ETE common units you receive as merger consideration and hold through the applicable distribution record date. While ETE provides no assurances as to the level or payment of any future distributions on the ETE common units, and ETE reserves to itself the sole right to determine the amount of its distributions each quarter, with respect to the quarter ended June 30, 2018, ETE paid a cash distribution of $0.305 per ETE common unit on August 20, 2018 to holders of record as of the close of business on August 6, 2018.

The current annualized distribution rate for each ETP common unit is $2.26 (based on the quarterly distribution rate of $0.565 for each ETP common unit that was paid with respect to the quarter ended June 30, 2018). Based on the exchange ratio, the annualized distribution rate for each ETP common unit exchanged for 1.28 ETE common units would be approximately $1.5616 (based on the quarterly distribution rate of $0.305 per ETE common unit paid with respect to the quarter ended June 30, 2018). Accordingly, based on the distribution rates for the quarter ended June 30, 2018, and the exchange ratio, an ETP common unitholder would initially receive approximately 31% less in quarterly cash distributions on an annualized basis after giving effect to the merger. For additional information, please read “Comparative Unit Prices and Distributions.”

Q: What am I being asked to vote on?

A: ETP’s common unitholders are being asked to vote on the following proposals:

•	Merger proposal: To adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger; and

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Adjournment proposal: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

The approval of the merger proposal by ETP common unitholders holding at least a majority of the outstanding ETP common units and at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders are conditions to the obligations of ETE and ETP to complete the merger. The adjournment proposal is not a condition to the obligations of ETE or ETP to complete the merger.

Q: Does the ETP Board recommend that ETP common unitholders adopt the merger agreement and the transactions contemplated thereby?

A: Yes. The ETP Board has determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment (as defined below), are advisable, fair and reasonable to and in the best interests of ETP and its common unitholders and the ETP Conflicts Committee has determined that the merger agreement and the merger are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders, and in each case, has approved the merger agreement and the merger. Therefore, the ETP Board, based on the recommendation of the ETP Conflicts Committee, recommends that you vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting. See “The Merger—Recommendation of the ETP Board; Reasons for the Merger” beginning on page 61 of this proxy statement/prospectus. In considering the recommendation of the ETP Board with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of ETP are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of ETP. You should consider these interests in voting on the merger proposal. These different interests are described under “The Merger—Interests of Directors and Executive Officers of ETP in the Merger” beginning on page 83 of this proxy statement/prospectus.

Q: What unitholder vote is required for the approval of each proposal?

A: The following are the vote requirements for the ETP proposals:

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Merger proposal. The merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding ETP common units and the affirmative vote of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders. Accordingly, abstentions, broker non-votes and an ETP common unitholder’s failure to vote will have the same effect as votes “AGAINST” the merger proposal.

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Adjournment proposal. If a quorum is present at the special meeting, the affirmative vote of the holders of at least a majority of the outstanding ETP common units. If a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding ETP common units, represented thereat either in person or by proxy, will be required to approve the adjournment proposal. Accordingly, if a quorum is present, abstentions, broker non-votes and an ETP common unitholder’s failure to vote will have the same effect as votes “AGAINST” the adjournment proposal. If a quorum is not present, abstentions and broker non-votes will have the same effect as votes “AGAINST” the adjournment proposal, but an ETP common unitholder’s failure to vote will have no effect on the adoption of the adjournment proposal.

Pursuant to the merger agreement, ETE, which directly or indirectly owns all of the incentive distribution rights and the general partner interest in ETP, has agreed to vote all of the ETP common units owned beneficially or of record by ETE or its subsidiaries in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions required in furtherance thereof, which includes, if necessary, the adjournment proposal. As of September 10, 2018, ETE and its subsidiaries collectively held 27,535,127 ETP common units, representing approximately 2.4% of the ETP common units entitled to vote at the special meeting.

Q: What constitutes a quorum for the special meeting?

A: The holders of at least a majority of the outstanding ETP common units must be represented in person or by proxy at the special meeting in order to constitute a quorum.

Q: When is this proxy statement/prospectus being mailed?

A: This proxy statement/prospectus and the proxy card are first being sent to ETP common unitholders on or about September 11, 2018.

Q: Who is entitled to vote at the special meeting?

A: Holders of ETP common units outstanding as of the close of business on September 10, 2018 (the “record date”) are entitled to one vote per unit at the special meeting.

As of the record date, there were 1,167,186,967 ETP common units outstanding, all of which are entitled to vote at the special meeting.

Q: When and where is the special meeting?

A: The special meeting will be held at the Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, on October 18, 2018, at 10:00 a.m., local time.

Q: How do I vote my ETP common units at the special meeting?

A: There are four ways you may cast your vote. You may vote:

•

In Person. If you are an ETP common unitholder of record, you may vote in person at the special meeting. ETP common units held by a bank, broker or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your bank, broker or other nominee) giving you the right to vote the units;

•

Via the Internet. You may cause your ETP common units to be voted at the special meeting by submitting your proxy electronically via the Internet by accessing the Internet address provided on each proxy card (if you are an ETP common unitholder of record) or vote instruction card (if your ETP common units are held by a bank, broker or other nominee);

•

By Telephone. You may cause your ETP common units to be voted at the special meeting by submitting your proxy by using the toll-free telephone number listed on the enclosed proxy card (if you are an ETP common unitholder of record) or vote instruction card (if your ETP common units are held by a bank, broker or other nominee); or

•

By Mail. You may cause your ETP common units to be voted at the special meeting by submitting your proxy by filling out, signing and dating the enclosed proxy card (if you are an ETP common unitholder of record) or vote instruction card (if your ETP common units are held by a bank, broker or other nominee) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the special meeting in person, you are encouraged to submit your proxy as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your ETP common units are held by a bank, broker or other nominee, also known as holding units in “street name,” you should receive instructions from the bank, broker or other nominee that you must follow in order to have your ETP common units voted. Please review such instructions to determine whether you will be able to submit your proxy via Internet or by telephone. The deadline for submitting your proxy by telephone or electronically through the Internet is 11:59 p.m., Eastern Time, on October 17, 2018 (the “telephone/internet deadline”). However, if the special meeting is adjourned to solicit additional proxies, the deadline may be extended.

Q: If my ETP common units are held in “street name” by my broker, will my broker automatically vote my ETP common units for me?

A: No. If your ETP common units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your ETP common units by following the instructions that the broker or other nominee provides to you with these materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your ETP common units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker can register your ETP common units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals, at the special meeting, including the merger proposal. A broker non-vote will have the same effect as a vote “AGAINST” the merger proposal and the adjournment proposal.

Q: How will my ETP common units be represented at the special meeting?

A: If you submit your proxy by telephone, the Internet website or by signing and returning your proxy card, the officers named in your proxy card will vote your ETP common units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your ETP common units, your proxy will be voted as the ETP Board recommends, which is:

•	Merger proposal: “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger; and

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Q: Who may attend the special meeting?

A: ETP common unitholders (or their authorized representatives) and ETP’s invited guests may attend the special meeting. All attendees at the special meeting should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Q: Is my vote important?

A: Yes, your vote is very important. If you do not submit a proxy or vote in person at the special meeting, it will be more difficult for ETP to obtain the necessary quorum to hold the special meeting. In addition, an abstention or your failure to submit a proxy or to vote in person will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby, including the merger. If you hold your ETP common units through a bank, broker or other nominee, your bank, broker or other nominee will not be able to cast a vote on such adoption without instructions from you. The ETP Board, based on the recommendation of the ETP Conflicts Committee, recommends that ETP common unitholders vote “FOR” the merger proposal.

Q: Can I revoke my proxy or change my voting instructions?

A: Yes. If you are an ETP common unitholder of record, you may revoke or change your proxy at any time before the telephone/internet deadline or before the polls close at the special meeting by:

•

sending a signed, written notice to Energy Transfer Partners, L.P. at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, Attention: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

•

submitting a valid proxy by telephone or internet that bears a date later than the date of the proxy, but no later than the telephone/internet deadline, and is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your ETP common units through a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke your proxy or change your voting instructions.

Q: What happens if I sell my ETP common units after the record date but before the special meeting?

A: The record date for the special meeting is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your ETP common units after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by ETP’s common unitholders in the merger. In order to receive the merger consideration, you must hold your ETP common units through completion of the merger.

Q: What does it mean if I receive more than one proxy card or vote instruction card?

A: Your receipt of more than one proxy card or vote instruction card may mean that you have multiple accounts with ETP’s transfer agent or with a bank, brokerage firm or other nominee. If voting by mail, please sign and return all proxy cards or vote instruction cards to ensure that all of your ETP common units are voted. Each proxy card or vote instruction card represents a distinct number of units and it is the only means by which those particular units may be voted by proxy.

Q: Is completion of the merger subject to any conditions?

A: Yes. In addition to the adoption of the merger agreement by the holders of at least a majority of the outstanding ETP common units and at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders, completion of the merger requires the receipt of the necessary governmental clearances, the issuance by ETE of the ETE Class A Units to ETE GP and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q: When do you expect to complete the merger?

A: ETE and ETP are working towards completing the merger promptly. ETE and ETP currently expect to complete the merger shortly following the conclusion of the special meeting, subject to receipt of the ETP common unitholder approval, regulatory approvals and clearances and other usual and customary closing conditions; however, no assurance can be given as to when, or if, the merger will occur.

Q: What are the expected U.S. federal income tax consequences to an ETP unitholder as a result of the transactions contemplated by the merger agreement?

A: No gain or loss should be recognized by a holder of ETP common units solely as a result of the receipt of the merger consideration, other than (i) the difference between the deemed assumption by ETE of such ETP common unitholder’s share of any ETP liabilities that are treated as part of a “disguised sale” under Section 707 of the Internal Revenue Code of 1986, as amended (the “Code”), and any basis allocable to the portion of such ETP common unitholder’s ETP common units deemed sold as part of the “disguised sale” and (ii) any net decrease in such ETP common unitholder’s share of partnership liabilities pursuant to Section 752 of the Code (as adjusted for any nonrecourse liabilities taken into account as part of a “disguised sale”) in excess of such ETP common unitholder’s remaining adjusted tax basis. The amount and effect of any gain that may be recognized by holders of ETP common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses.

Further, while we generally do not expect the ETP common unitholders to be subject to withholding obligations as a result of the transactions contemplated by the merger agreement, an ETP common unitholder whose ETE common units are deemed to be sold to fulfill its withholding obligations should recognize gain equal to the excess of the fair market value of the ETE common units which are deemed to be sold over the ETP common unitholder’s adjusted tax basis in such ETE common units.

For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to ETP and ETP Common Unitholders” and “Risk Factors—Risk Factors Relating to the Merger.”

Q: What are the expected U.S. federal income tax consequences for an ETP common unitholder of the ownership of ETE common units after the merger is completed?

A: Each ETP common unitholder who becomes a holder of ETE common units as a result of the merger will, as is the case for existing ETE common unitholders, be allocated such unitholder’s distributive share of ETE’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which ETE conducts business or owns property following the merger, or in which the unitholder is a resident. Please read “Material U.S. Federal Income Tax Consequences of ETE Common Unit Ownership.”

Q: How many Schedules K-1 will I receive for 2018 if I am an ETP common unitholder?

A: If you are a holder of ETP common units, you will receive two Schedules K-1, one from ETP, which will describe your share of ETP’s income, gain, loss and deduction for the portion of the tax year that you held ETP common units prior to the effective time, and one from ETE, which will describe your share of ETE’s income, gain, loss and deduction for the portion of the tax year you held ETE common units following the effective time.

ETP expects to furnish a Schedule K-1 to each ETP common unitholder within 90 days of the end of the calendar year in which the closing occurs, and ETE expects to furnish a Schedule K-1 to each ETE common unitholder within 90 days of the closing of ETE’s taxable year on December 31, 2018.

Q: What do I need to do now?

A: Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please submit your proxy or vote your ETP common units in accordance with the instructions described above.

If you hold ETP common units through a bank, broker or other nominee, please instruct your bank, broker or nominee to vote your common units by following the instructions that the bank, broker or nominee provides to you with these materials.

Q: Should I send in my unit certificates now?

A: No. ETP common unitholders should not send in their unit certificates at this time. After completion of the merger, ETE’s exchange agent will send you a letter of transmittal and instructions for exchanging your ETP common units for the merger consideration.

Q: Are holders of ETP common units entitled to dissenters’ rights or appraisal rights?

A: No. Neither dissenters’ rights nor appraisal rights are available in connection with the merger under the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), the merger agreement or the Fourth Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended (the “ETP partnership agreement”).

Q: Whom should I call with questions?

A: ETP common unitholders who have questions about the merger or the special meeting, or desire additional copies of this proxy statement/prospectus or additional proxy cards or voting instruction forms should contact MacKenzie Partners, Inc., ETP’s proxy solicitor, at:

MacKenzie Partners, Inc.

1407 Broadway – 27th Floor

New York, New York 10018

Toll free: (800) 322-2885

Collect: (212) 929-5500

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 42)

Energy Transfer Equity, L.P. (“ETE”) is a Delaware limited partnership with common units traded on the NYSE under the symbol “ETE.” ETE’s principal sources of cash flow are derived from its direct and indirect investments in the limited partner and general partner interests in ETP, Sunoco LP, a Delaware limited partnership (“Sunoco”), and USA Compression Partners, LP, a Delaware limited partnership (“USAC”), each of which is a publicly traded master limited partnership engaged in diversified energy-related services, and ETE’s ownership of Lake Charles LNG Company, LLC, a Delaware limited liability company. ETE’s primary cash requirements are for distributions to its partners, general and administrative expenses, debt service requirements and at ETE’s election, capital contributions to ETP and Sunoco in respect of ETE’s general partner interests in ETP and Sunoco, respectively. ETE is managed by its general partner, LE GP, LLC (“ETE GP”), a Delaware limited liability company. Streamline Merger Sub, LLC (“ETE Merger Sub”) is a Delaware limited liability company and a wholly owned subsidiary of ETE. The address of ETE’s principal executive offices is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and the telephone number at this address is (214) 981-0700.

Energy Transfer Partners, L.P. (“ETP”) is a Delaware limited partnership with common units traded on the NYSE under the symbol “ETP.” ETP is engaged in the midstream transportation and storage of natural gas, natural gas liquids (“NGLs”), refined products and crude oil, and terminalling services and acquisition and marketing activities, as well as NGL storage and fractionation services. ETP is managed by its general partner, Energy Transfer Partners GP, L.P. (“ETP GP”), and ETP GP is managed by its general partner, Energy Transfer Partners, L.L.C. (“ETP Managing GP”). ETP Managing GP is a wholly owned subsidiary of ETE. The address of ETP’s, ETP GP’s and ETP Managing GP’s principal executive offices is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and the telephone number at this address is (214) 981-0700.

The Merger (See page 48)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of ETE Merger Sub with and into ETP (the “merger”). ETP will survive the merger and become a subsidiary of ETE, but the ETP common units will no longer be publicly traded. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.” It is also expected that ETP will change its name to “Energy Transfer Operating, L.P.” and that the Series C Preferred Units and the Series D Preferred Units in ETP will continue to trade on the NYSE under the symbols “ETPprC” and “ETPprD,” respectively.

Merger Consideration (See page 97)

The merger agreement provides that, at the effective time, each ETP common unit issued and outstanding as of immediately prior to the effective time, other than ETP common units held by ETE or its subsidiaries, will be converted into the right to receive 1.28 ETE common units.

Pre-Closing Transactions (See page 90)

Subject to the conditions to the merger being satisfied or waived (other than conditions that by their nature are to be satisfied at closing, but subject to the satisfaction or waiver of those conditions), ETE, ETP Managing GP and ETP will, and will cause their respective affiliates to, cause the following transactions (collectively, the “pre-closing transactions”) to occur immediately prior to the effective time in the order set forth below:

•	ETE will contribute 2,263,158 common units representing limited partner interests in Sunoco (“Sunoco common units”) to ETP in exchange for 2,874,275 ETP common units;

•

ETP Managing GP will contribute 100% of the limited liability company interests in Sunoco GP LLC, the sole general partner of Sunoco and the holder of the incentive distribution rights in Sunoco (“Sunoco GP”), to ETP in exchange for 42,812,389 ETP common units;

•

ETP Managing GP will contribute 12,466,912 common units representing limited partner interests in USAC (“USAC common units”) and 100% of the limited liability company interests in USA Compression GP, LLC, the general partner of USAC (“USA Compression GP”), to ETP in exchange for 16,134,903 ETP common units;

•

ETE will contribute (i) its 100% limited liability company interest in Lake Charles LNG Company, LLC and (ii) its 60% limited liability company interest in each of Energy Transfer LNG Export, LLC, ET Crude Oil Terminals, LLC and ETC Illinois LLC (collectively, the “Lake Charles LNG Interests”) to ETP in exchange for 37,557,815 ETP common units;

•

ETE and ETP Managing GP will cause the conversion of the incentive distribution rights in ETP into, or cause ETP to purchase such incentive distribution rights in exchange for, 1,168,205,710 ETP common units;

•	ETE and ETP Managing GP will cause the cancellation of the Class I Units and Class J Units in ETP;

•

ETP Managing GP will cause the conversion of the approximate 1.0% economic general partner interest in ETP to a non-economic general partner interest in ETP (such interest, prior to and after the conversion, the “ETP GP Interest”) and cause ETP to issue 18,448,341 ETP common units to ETP GP; and

•

in connection with the actions contemplated in the fifth, sixth and seventh bullets above, the ETP partnership agreement will be amended (such amendment, the “ETP LPA amendment”) as set forth in the ETP LPA amendment attached as Annex C to this proxy statement/prospectus.

The ETP common units issued in connection with the pre-closing transactions will be issued after the record date for the special meeting and therefore will not be entitled to vote at the special meeting.

Treatment of Restricted Units, Restricted Phantom Units and ETP Equity Plans (See page 97)

Restricted Units and Restricted Phantom Units. At the effective time, each unvested award of ETP restricted units or restricted phantom units awarded under any ETP equity plan will, by virtue of the merger and without any action on the part of the holder thereof, cease to relate to or represent a right to receive ETP common units and will be converted into the right to receive a comparable restricted equity award with respect to ETE common units on the same terms and conditions as were applicable to the corresponding award of ETP (including the right to receive distribution equivalents with respect to such award), except that the number of ETE common units covered by each such comparable award will be equal to the number of ETP common units subject to the corresponding award of ETP multiplied by the exchange ratio, rounded up to the nearest whole unit.

ETP Equity Plans. At the effective time, ETE will assume the obligations of ETP under the ETP equity plans and will assume such plans for purposes of employing such plans to make grants of equity-based awards relating to ETE common units following the closing of the merger.

Treatment of General Partner Interest (See page 97)

The merger agreement provides that, at the effective time, the ETP GP Interest, which shall have been converted into a non-economic general partner interest and 18,448,341 ETP common units immediately prior to the effective time, will be unchanged and remain outstanding.

Treatment of Other Classes of ETP Units (See page 97)

The merger agreement provides that, (i) at the effective time, each Class E Unit, Class G Unit, Class K Unit, Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit of ETP issued and outstanding immediately prior to the effective time will be unchanged and remain outstanding, (ii) immediately prior to the effective time as part of the pre-closing transactions, each Class I Unit and Class J Unit issued and outstanding at such time will be cancelled for no consideration, and (iii) immediately prior to the effective time as part of the pre-closing transactions, all of the incentive distribution rights in ETP issued and outstanding at such time will be converted into 1,168,205,710 ETP common units. The Series C Preferred Units and the Series D Preferred Units will continue to be listed on the NYSE under the symbols “ETPprC” and “ETPprD,” respectively, following the completion of the merger.

Treatment of ETP Common Units Owned by ETE and its Subsidiaries (See page 98)

The merger agreement provides that, at the effective time, the ETP common units owned by ETE and its subsidiaries and issued and outstanding immediately prior to the effective time (including the ETP common units issued to ETE or any of its subsidiaries in connection with the pre-closing transactions) will be unchanged and remain outstanding.

The Special Meeting; Common Units Entitled to Vote; Required Vote (See page 43)

Meeting. The special meeting will be held at the Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, on October 18, 2018, at 10:00 a.m., local time. At the special meeting, ETP common unitholders will be asked to vote on the following proposals:

•	Merger proposal: To adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger; and

•

Adjournment proposal: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Record Date. Only ETP common unitholders of record at the close of business on September 10, 2018 will be entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date of September 10, 2018, there were 1,167,186,967 ETP common units outstanding and entitled to vote at the meeting (including 30,681,980 ETP common units held by ETE and its affiliates). Each holder of ETP common units is entitled to one vote for each common unit owned as of the record date.

Required Vote. To adopt the merger agreement and the transactions contemplated thereby, the holders of at least a majority of the outstanding ETP common units and at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders must vote in favor of such adoption. ETP cannot complete the merger unless its common unitholders adopt the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding ETP common units (with and without ETP common units held by ETE and its affiliates), an ETP common unitholder’s failure to vote, an abstention from voting or the failure of an ETP common unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee (a “broker non-vote”) will have the same effect as a vote “AGAINST” adoption of the merger proposal.

If a quorum is present at the special meeting, to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, holders of at least a majority of the outstanding ETP common units must vote in favor of the adjournment proposal. Therefore, if a quorum is present at the meeting, an ETP common unitholder’s failure to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” approval of the adjournment proposal. If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding ETP common units represented thereat either in person or by proxy must vote in favor of the adjournment proposal. Therefore, if a quorum is not present, abstentions and broker non-votes will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an ETP common unitholder’s failure to vote will have no effect on the outcome of the adjournment proposal. In addition, the ETP partnership agreement allows ETP GP to also adjourn the meeting from time to time without the approval of ETP common unitholders.

Common Unit Ownership of and Voting by ETP’s and ETE’s Directors, Executive Officers and Affiliates. As of September 10, 2018, ETP’s directors and executive officers and their affiliates (excluding ETE and its subsidiaries) beneficially owned and had the right to vote 2,719,759 ETP common units at the special meeting, which represent approximately 0.2% of the ETP common units entitled to vote at the special meeting. Additionally, ETE’s directors and executive officers and their affiliates (including ETE and its subsidiaries) beneficially owned and had the right to vote 30,681,980 ETP common units at the special meeting, which represent approximately 2.6% of the ETP common units entitled to vote at the special meeting. It is expected that ETP’s and ETE’s directors and executive officers will vote their ETP common units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger, although none of them have entered into any agreement requiring them to do so. Additionally, under the terms of the merger agreement, ETE has agreed to vote all of the ETP common units owned beneficially or of record by ETE or its subsidiaries in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of any actions required in furtherance thereof.

Recommendation of the ETP Board; Reasons for the Merger (See page 61)

The ETP Board, based on the recommendation of the ETP Conflicts Committee, recommends that ETP common unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

In the course of reaching their decisions to approve the merger agreement and the transactions contemplated by the merger agreement, the ETP Conflicts Committee and the ETP Board considered a number of factors in their deliberations. For a more complete discussion of these factors, see “The Merger—Recommendation of the ETP Board; Reasons for the Merger.”

Opinion of the Financial Advisor to the ETP Conflicts Committee (See page 65)

In connection with the proposed transaction, the ETP Conflicts Committee received, on August 1, 2018, an oral opinion from Barclays Capital Inc. (“Barclays”), which was subsequently confirmed in writing, as to the fairness, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, from a financial point of view, to the unaffiliated ETP common unitholders, of the exchange ratio to be offered to such unaffiliated ETP common unitholders in the merger.

The full text of Barclays’ written opinion, which is attached to this proxy statement/prospectus as Annex B, sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety. Barclays’ opinion was provided for the information of the ETP

Conflicts Committee in connection with its evaluation of the exchange ratio to be offered to unaffiliated ETP common unitholders from a financial point of view and did not address any other aspects or implications of the proposed transaction. Barclays expressed no view as to, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the proposed transaction, the likelihood of consummation of the proposed transaction or the relative merits of the proposed transaction as compared to any other transaction or business strategy in which ETP might engage. In addition, Barclays expressed no view as to, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the exchange ratio to be offered to the unaffiliated ETP common unitholders in the proposed transaction or otherwise. In addition, Barclays assumed that the issuance of the ETE Class A Units will be effected, but expressed no view as to the fairness, from a financial point of view, as to such issuance. The summary of Barclays’ opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full opinion. Barclays’ opinion is not intended to be and does not constitute a recommendation to any unaffiliated ETP common unitholder as to how such unaffiliated ETP common unitholder should vote or act with respect to the proposed transaction or any other matter.

See “The Merger—Opinion of the Financial Advisor to the ETP Conflicts Committee” beginning on page 65.

No ETE Unitholder Approval Required (See page 86)

ETE unitholders are not required to adopt the merger agreement or approve the merger or the issuance of ETE common units or ETE Class A Units in connection with the merger.

Directors and Executive Officers of ETE After the Merger (See page 87)

ETE expects that the directors and executive officers of ETE GP immediately prior to the merger will continue in their existing management roles of ETE GP after the merger, except that (i) Kelcy L. Warren, Chairman and Chief Executive Officer of ETP and Chairman of ETE, is expected to become the Chairman and Chief Executive Officer of ETE, (ii) John W. McReynolds, President of ETE, is expected to become a Special Advisor of ETE, (iii) Marshall S. (Mackie) McCrea, III, Group Chief Operating Officer and Chief Commercial Officer of ETE, is expected to become the President and Chief Commercial Officer of ETE and (iv) Thomas E. Long, Group Chief Financial Officer of ETE, is expected to become Executive Vice President and Chief Financial Officer of ETE. Thomas P. Mason, Executive Vice President and General Counsel of ETE is expected to continue in the same role.

Ownership of ETE After the Merger (See page 88)

ETE will issue approximately 1,458,755,000 ETE common units to former ETP common unitholders pursuant to the merger agreement and approximately 647,080,000 ETE Class A Units to ETE GP. Based on the number of ETE common units outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, ETE expects to have approximately 2,616,961,000 common units outstanding. ETP common unitholders are therefore expected to hold approximately 56% of the aggregate number of ETE common units outstanding immediately after the merger. Holders of ETE common units (similar to holders of ETP common units) are not entitled to elect ETE’s general partner or the directors of the ETE Board and have only limited voting rights on matters affecting ETE’s business. Further, holders of ETE common units and ETE Class  A Units will generally vote together, as a single class, on any matter on which such ETE unitholders are entitled to vote.

Interests of Directors and Executive Officers of ETP in the Merger (See page 83)

ETP’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ETP common unitholders generally. The members of the ETP Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to ETP’s unitholders that the merger agreement be adopted.

These interests include:

•

Certain members of the ETP Board are also members of the ETE Board and are executives of ETE and/or ETP. In addition, all members of the ETP Board were appointed by ETE, as the sole member of ETP Managing GP.

•	Certain executive officers of ETP are also executive officers of ETE and the executive officers are expected generally to continue in their existing roles following the completion of the merger.

•

As with all holders of ETP restricted units and/or ETP restricted phantom units, each unvested award of ETP restricted units and/or ETP restricted phantom units held by executive officers and directors of ETP will be converted into the right to receive a comparable restricted equity award with respect to ETE common units on the same terms and conditions as were applicable to the ETP restricted units and/or ETP restricted phantom units, except that the number of ETE common units covered by such comparable award will be equal to the number of ETP common units subject to the corresponding award of ETP multiplied by the exchange ratio, rounded up to the nearest whole unit.

Interests of ETE in the Merger (See page 86)

ETE owns ETP Managing GP and ETP GP, and controls ETP through its ownership of these two entities. ETE also owns all of the incentive distribution rights in ETP, as well as approximately 2.4% of the outstanding ETP common units and all of the Class I Units and Class J Units. ETE has different economic interests in the merger than ETP common unitholders generally due to, among other things, ETE’s ownership of the incentive distribution rights in ETP prior to the merger and the fact that ETE is the acquiring entity in the merger.

Under the terms of the merger agreement, ETE has agreed to vote all of the ETP common units owned beneficially or of record by ETE and its subsidiaries in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof.

Risk Factors Relating to the Merger and Ownership of ETE Common Units (See page 30)

ETP common unitholders should consider carefully all the risk factors together with all of the other information included or incorporated by reference in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of ETE common units are described in the section titled “Risk Factors.” Some of these risks include, but are not limited to, those described below:

•

Because the market price of ETE common units will fluctuate prior to the consummation of the merger, ETP common unitholders cannot be sure of the market value of the ETE common units they will receive as merger consideration relative to the value of ETP common units they exchange.

•

The fairness opinion rendered to the ETP Conflicts Committee by Barclays was based on Barclays’ financial analysis and considered factors such as market and other conditions then in effect, financial forecasts and other information made available to Barclays as of the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The ETP Conflicts Committee has not obtained, and does not expect to obtain, an updated fairness opinion from Barclays reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

•	ETP and ETE may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the merger.

•

Maintaining credit ratings is under the control of ratings agencies, which are independent third parties. There can be no assurances that the combined partnership will qualify for an investment-grade credit rating, and the failure to qualify for an investment-grade credit rating could negatively impact the combined partnership’s access to capital and costs of doing business.

•	ETP’s and ETE’s financial estimates are based on various assumptions that may not prove to be correct.

•	Directors and officers of ETP have certain interests that are different from those of ETP unitholders generally.

•

The ETP partnership agreement limits the duties of ETP GP to ETP common unitholders and restricts the remedies available to unitholders for actions taken by ETP GP that might otherwise constitute breaches of its duties.

•

ETE common unitholders have limited voting rights and are not entitled to elect ETE’s general partner or the directors of ETE’s general partner. Following the closing, the ETE Class A Units issued to ETE GP concurrently with closing would, together with the ETE common units owned by ETE GP, result in ETE GP and its affiliates maintaining the same relative voting power following the merger as they have prior to the merger, until such time as Mr. Warren is no longer an officer or director of ETE GP.

•	ETE common units to be received by ETP common unitholders as a result of the merger have different rights than ETP common units.

•	The number of outstanding ETE common units will increase as a result of the merger, which could make it more difficult for ETE to pay the current level of quarterly distributions.

•	ETE and ETP will incur substantial transaction-related costs in connection with the merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs.

•

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of ETE common units and ETP common units and the future business and financial results of ETE and ETP.

•

ETP is subject to provisions in the merger agreement that limit its ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of ETP from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require ETP to reimburse up to $30.0 million of ETE’s out-of-pocket expenses and pay a termination fee to ETE of $750.0 million less any previous expense reimbursements.

•

If a governmental authority asserts objections to the merger, ETE and ETP may be unable to complete the merger or, in order to do so, ETE and ETP may be required to comply with material restrictions or satisfy material conditions.

•	ETE and ETP are subject to contractual interim operating restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

•	If the merger is approved by ETP common unitholders, the date on which ETP common unitholders will receive the merger consideration is uncertain.

•	ETP common unitholders will have a reduced ownership in the combined organization after the merger as compared to their ownership of ETP.

•	No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.

•	The intended U.S. federal income tax consequences of the merger are dependent upon ETE and ETP being treated as partnerships for U.S. federal income tax purposes.

•

ETE’s tax treatment following the merger will depend on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS were to treat ETE as a corporation or ETE were to become subject to a material amount of entity-level taxation for state or local tax purposes, the amount of cash available for payment for distributions on the ETE common units would be substantially reduced.

Material U.S. Federal Income Tax Consequences of the Merger (See page 114)

Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to an ETP common unitholder will depend, in part, on such unitholder’s own unique tax situation. The tax discussions contained herein focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their ETP common units as capital assets, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. ETP common unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

The expected U.S. federal income tax consequences of the merger are dependent upon ETE and ETP being treated as partnerships for U.S. federal income tax purposes at the time of the merger. Whether each of ETE and ETP will be treated as partnerships for U.S. federal income tax purposes at the time of the merger will depend, in part, on whether at least 90% of the gross income of each of them for the calendar year that immediately proceeds the merger and the calendar year that includes the closing date of the merger is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In connection with the merger, ETP expects to receive an opinion from Vinson & Elkins L.L.P. to the effect that (i) for U.S. federal income tax purposes (a) ETP should not recognize any income or gain as a result of the merger and (b) no gain or loss should be recognized by holders of ETP common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or any deemed sale of ETE common units pursuant to the withholding provisions of the merger agreement and except to the extent that any Section 707 Consideration (as defined below) causes the merger to be treated as a “disguised sale”); and (ii) at least 90% of the gross income of ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. The requirement to deliver such opinion may be waived.

In connection with the merger, ETE expects to receive an opinion from Latham & Watkins LLP to the effect that (i) for U.S. federal income tax purposes (a) ETE should not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (b) no gain or loss should be recognized by holders of ETE common units prior to the merger as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and (ii) (a) at least 90% of the gross income of ETE for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (b) at least 90% of the combined gross income of each of ETE and ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. The requirement to deliver such opinion may be waived.

Opinions of counsel, however, are subject to certain limitations and are not binding on the Internal Revenue Service (“IRS”) and no assurance can be given that the IRS would not successfully assert a contrary position regarding the merger and the opinions of counsel. In addition, such opinions will be based upon certain factual assumptions and certain representations, warranties and covenants made by the officers of ETE, ETP and any of their respective affiliates. If either ETE or ETP waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Please read “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 86)

ETE controls ETP through its ownership of ETP Managing GP and ETP GP and therefore currently consolidates the operations of ETP into ETE’s financial statements. Subsequent to the merger, ETE will continue to present consolidated financial statements that reflect the historical consolidated financial statements of ETP. The merger will be accounted for as an equity transaction and will be reflected in the consolidated financial statements as ETE’s acquisition of ETP’s noncontrolling interest. The carrying amounts of ETE’s and ETP’s assets and liabilities will not be adjusted, nor will a gain or loss be recognized as a result of the merger.

Listing of ETE Common Units; Delisting and Deregistration of ETP Common Units (See page 87)

ETE common units are currently listed on the NYSE under the ticker symbol “ETE.” It is a condition to closing that the ETE common units to be issued in the merger to ETP common unitholders be approved for listing on the NYSE, subject to official notice of issuance. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.”

ETP common units are currently listed on the NYSE under the ticker symbol “ETP,” while the Series C Preferred Units and Series D Preferred Units in ETP are currently listed on the NYSE under the ticker symbols “ETPprC” and “ETPprD,” respectively. If the merger is completed, ETP common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act. However, the Series C Preferred Units and the Series D Preferred Units in ETP will continue to be listed on the NYSE under the ticker symbols “ETPprC” and “ETPprD.” At the closing of the merger, it is expected that ETP will change its name to “Energy Transfer Operating, L.P.”

No Dissenters’ Rights or Appraisal Rights (See page 86)

Neither dissenters’ rights nor appraisal rights are available in connection with the merger under the Delaware LP Act, the merger agreement or the ETP partnership agreement.

Conditions to Consummation of the Merger (See page 90)

ETE and ETP currently expect to complete the merger shortly following the conclusion of the special meeting, subject to receipt of the required ETP common unitholder approvals and regulatory approvals and clearances and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including the following:

•	the merger agreement and the transactions contemplated thereby must have been adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding ETP common units;

•

the merger agreement and the transactions contemplated thereby must have been adopted by the affirmative vote or consent of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders;

•

any waiting period applicable to the transactions contemplated by the merger agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), must have been terminated or expired, and any required approval or consent under any other applicable antitrust law must have been obtained (early termination of the waiting period under the HSR Act was granted on September 4, 2018);

•

there must be no law, injunction, judgment, ruling or agreement enacted, promulgated, issued, entered, amended, enforced by or entered into with any governmental authority that is in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of the transactions contemplated by the merger agreement illegal, and there must be no threatened or pending proceeding with any governmental authority regarding the transactions contemplated by the merger agreement;

•

the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and such registration statement must not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	the ETE common units to be issued as part of the merger consideration must have been approved for listing on the NYSE, subject to official notice of issuance;

•

ETP having received from Vinson & Elkins L.L.P., tax counsel to ETP, a written opinion regarding certain U.S. federal income tax matters, as described under “Proposal 1: The Merger Agreement—Conditions to Consummation of the Merger”; and

•

ETE having received from Latham & Watkins LLP, tax counsel to ETE, a written opinion regarding certain U.S. federal income tax matters, as described under “Proposal 1: The Merger Agreement—Conditions to Consummation of the Merger.”

The obligations of ETE and ETE Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ETP in the merger agreement being true and correct in all respects both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “Proposal 1: The Merger Agreement—Conditions to Consummation of the Merger”;

•	ETP having performed, in all material respects, all obligations required to be performed by it under the merger agreement at or prior to the closing of the merger;

•	the receipt of one or more certificates executed by an executive officer of ETP and an authorized signatory of ETP GP certifying that the two preceding conditions have been satisfied; and

•

ETE having received from Latham & Watkins LLP, tax counsel to ETE, a written opinion regarding certain U.S. federal income tax matters, as described under “Proposal 1: The Merger Agreement—Conditions to Consummation of the Merger.”

The obligations of ETP to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ETE and ETE Merger Sub in the merger agreement being true and correct in all respects both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “Proposal 1: The Merger Agreement—Conditions to Consummation of the Merger”;

•	ETE and ETE Merger Sub having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•

the receipt of one or more certificates executed by an executive officer of ETE and an authorized signatory of ETE Merger Sub and ETE GP certifying that the two preceding conditions have been satisfied;

•

ETP having received from Vinson & Elkins, L.L.P., tax counsel to ETP, a written opinion regarding certain U.S. federal income tax matters, as described under “Proposal 1: The Merger Agreement— Conditions to Consummation of the Merger”; and

•

ETE GP having executed and delivered to ETE an amendment to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (the “ETE partnership agreement”), which provides for the establishment and issuance of the ETE Class A Units to ETE GP (such amendment, the “ETE LPA amendment”).

Regulatory Approvals and Clearances Required for the Merger (See page 86)

Consummation of the merger is subject to the expiration or termination of the applicable waiting period under the HSR Act, if any, and obtaining any approval or consent under any other applicable antitrust law. Early termination of the waiting period under the HSR Act was granted on September 4, 2018. See “The Merger—Regulatory Approvals and Clearances Required for the Merger.”

No Solicitation by ETP of Alternative Proposals (See page 94)

The merger agreement contains detailed provisions prohibiting ETP from seeking an alternative proposal to the merger. Under these “no solicitation” provisions, ETP has agreed that, except as otherwise permitted in the merger agreement, it will not, and will cause its subsidiaries not to, and use its reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•

solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an alternative proposal;

•	grant any waiver or release of any standstill or similar agreement with respect to any units of ETP or of any of its subsidiaries;

•

enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal; or

•

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to ETE, the ETP Board recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal, or fail to recommend against acceptance of any tender offer or exchange offer for ETP common units within 10 business days after commencement of such offer, or resolving or agreeing to take any of the foregoing actions.

The merger agreement provides that within five business days of receipt of a written request of ETE following the receipt by ETP of any alternative proposal, ETP must publicly reconfirm the ETP Board recommendation; provided, that, in the event ETE requests such public reconfirmation of the ETP Board recommendation, ETP may not unreasonably withhold, delay (beyond the five business day period) or condition the public reconfirmation of the ETP Board recommendation and provided, further, that ETE will not be permitted to make such request on more than one occasion in respect of each alternative proposal and each material modification to an alternative proposal, if any (the failure to take the foregoing action, collectively with the taking of either of the actions noted in bullets three and four above, are each referred to herein as an “adverse recommendation change”).

In addition, the merger agreement requires ETP and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons by or on behalf of ETP or its subsidiaries and (iii) immediately prohibit any access by any persons (other than ETE and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to ETP common unitholders and unaffiliated ETP common unitholders voting in favor of adopting the merger agreement, ETP may furnish information, including confidential information, with respect to ETP and its subsidiaries to, and participate in discussions or negotiations with, a third party, if (i) ETP has received a written alternative proposal that the ETP Board (upon the recommendation of the ETP Conflicts Committee) believes is bona fide, the ETP Board (upon the recommendation of the ETP Conflicts Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal and (B) failure to take such action would be inconsistent with the ETP Board’s duties under applicable law, as modified by the ETP partnership agreement, and (iii) such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement.

ETP has also agreed in the merger agreement that it (i) will promptly, and in no event later than 24 hours after receipt, notify ETE of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry (including providing ETE with copies of any written materials received from or on behalf of such person relating to such proposal, offer, request or inquiry) and (ii) will provide ETE with the terms, conditions and nature of any such alternative proposal, request or inquiry. In addition, ETP agrees to keep ETE reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide ETE with copies of any written materials received by it or that it has delivered to any third party making an alternative proposal that relate to such proposals, offers, requests or inquiries) and of the status of any such discussions or negotiations.

Change in ETP Board Recommendation (See page 95)

Subject to the satisfaction of specified conditions in the merger agreement described under “Proposal 1: The Merger Agreement—Change in ETP Board Recommendation,” the ETP Board and the ETP Conflicts Committee may, at any time prior to the adoption of the merger agreement by the ETP common unitholders, effect an adverse recommendation change in response to either (i) an alternative proposal constituting a superior proposal or (ii) a changed circumstance that arises or occurs after the date of the merger agreement and was not, prior to the date of the merger agreement, known to or reasonably foreseeable by the ETP Board prior to the date of the merger agreement and did not result from or arise out of the announcement or pendency of or any actions required to be taken by (or to be refrained from being taken by) ETP pursuant to the merger agreement, subject to certain exceptions as more particularly set forth in the merger agreement, and in each of the cases described in clauses (i) and (ii), upon the recommendation of the ETP Conflicts Committee and after consultation with its outside legal counsel and financial advisors, the ETP Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law, as modified by the ETP partnership agreement.

Termination of the Merger Agreement (See page 98)

The merger agreement may be terminated at any time prior to the effective time:

•	by mutual written consent of ETE and ETP;

•	by either ETE or ETP:

•

if the merger has not been consummated on or before March 31, 2019 (the “outside date”); provided, that the right to terminate is not available to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under the merger agreement or if the other party has filed and is pursuing an action seeking specific performance pursuant to the terms of the merger agreement;

•

if any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the consummation of the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal; provided, however, that the right to terminate is not available to a party if such final law, injunction, judgment or rule was due to the failure of such party to perform any of its obligations under the merger agreement; or

•

if the special meeting or any adjournment or postponement of such meeting has concluded and the required approvals by the ETP common unitholders and the unaffiliated ETP common unitholders have not been obtained;

•	by ETE:

•	if an adverse recommendation change by the ETP Board shall have occurred;

•

if prior to the adoption of the merger agreement by ETP common unitholders and unaffiliated ETP common unitholders, ETP is in willful breach of its obligations to (i) duly call, give notice of, convene and hold a special meeting of ETP common unitholders for the purpose of obtaining unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from the ETP common unitholders in favor of such adoption and, through the ETP Board, recommend the adoption of the merger agreement to ETP common unitholders or (ii) comply with the requirements described under “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals,” in each case, subject to certain exceptions discussed in “Proposal 1: The Merger Agreement—Termination of the Merger Agreement”; or

•

if there is a breach by ETP of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice from ETE of such breach, subject to certain exceptions discussed in “Proposal 1: The Merger Agreement—Termination of the Merger Agreement”;

•	by ETP:

•

if there is a breach by ETE of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice from ETP of such breach, subject to certain exceptions discussed in “Proposal 1: The Merger Agreement—Termination of the Merger Agreement”; or

•

prior to the adoption of the merger agreement by the ETP common unitholders and the unaffiliated ETP common unitholders, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal in accordance with the requirements described under “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals,” including payment of the termination fee.

Expenses (See page 100)

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the party incurring such fees and expenses (other than the filing fee payable to the SEC in connection with the registration statement to which this proxy statement/prospectus relates and the filing fee payable in connection with the filing of a Notification and Report Form pursuant to the HSR Act, which will each be borne one-half by each of ETE and ETP).

In addition, following a termination of the merger agreement in specified circumstances, including if the ETP common unitholder approval or the unaffiliated ETP common unitholder approval is not obtained, ETP will be required to pay all of the reasonably documented out-of-pocket expenses incurred by ETE and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $30.0 million. Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates.

Termination Fee (See page 100)

Following termination of the merger agreement under specified circumstances, including due to an adverse recommendation change having occurred, ETP will be required to pay ETE a termination fee of $750.0 million, less any expenses of ETE and its affiliates previously reimbursed by ETP to ETE pursuant to the merger agreement. Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates.

Comparison of Rights of ETE Common Unitholders and ETP Common Unitholders (See page 138)

ETP common unitholders will own ETE common units following the completion of the merger, and their rights associated with those ETE common units will be governed by the ETE partnership agreement (as amended by the ETE LPA amendment), which differs in a number of respects from the ETP partnership agreement, and the Delaware LP Act.

Organizational Structure Prior to and Following the Merger

The following represents the simplified organizational structure of ETE and ETP prior to the merger:

(1)	Includes 27,535,127 ETP common units held by ETE and its subsidiaries.

The following represents the simplified organizational structure of ETE and ETP following the completion of the pre-closing transactions, the merger and the issuance of the ETE Class A Units:

(1)	Includes 1,286,033,433 ETP common units issued to ETE and its subsidiaries in connection with the pre-closing transactions.

Summary Historical Consolidated Financial Data of ETE

The following summary historical consolidated balance sheet data as of December 31, 2017, 2016, 2015, 2014 and 2013 and the summary historical consolidated statement of operations for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from ETE’s audited historical consolidated financial statements. The summary historical consolidated balance sheet data and statement of operations data as of and for the six months ended June 30, 2018 and 2017 are derived from ETE’s unaudited historical consolidated financial statements.

You should read the following historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in ETE’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the three months ended June 30, 2018, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in millions, except per unit data)	2018	2017	2017	2016	2015	2014	2013
Income Statement Data:
Revenues:
Natural gas sales	2,086	2,034	4,172	3,619	3,671	5,386	3,842
NGL sales	4,171	3,033	6,972	4,841	3,935	5,845	3,618
Crude sales	7,495	4,887	10,184	6,766	8,378	16,416	15,477
Gathering, transportation and other fees	3,097	2,176	4,435	4,172	4,200	3,733	3,097
Refined product sales	8,628	5,918	11,975	10,097	11,321	18,372	18,479
Other	523	1,040	2,785	2,297	4,591	4,683	3,822

Total revenues	26,000	19,088	40,523	31,792	36,096	54,435	48,335
Operating income	2,226	1,500	2,713	1,843	2,287	2,389	1,587
Other income (expense)
Interest expense, net of interest capitalized	(976)	(950)	(1,922)	(1,804)	(1,622)	(1,368)	(1,221)
Equity in earnings of unconsolidated affiliates	171	136	144	270	276	332	236
Losses on extinguishments of debt	(106)	(25)	(89)	—	(43)	(25)	(162)
Gains (losses) on interest rate derivatives	72	(20)	(37)	(12)	(18)	(157)	53
Other, net	56	74	214	132	20	(9)	(1)
Income from continuing operations before income tax expense	1,443	715	710	204	900	1,339	318
Net Income	1,122	440	2,366	—	1,061	1,074	351
Net income (loss) attributable to noncontrolling interests	404	(11)	1,412	(995)	(128)	441	144

Net Income Attributable to Partners	718	451	954	995	1,189	633	207

Net Income per Limited Partner unit:
Basic	0.62	0.40	0.85	0.94	1.11	0.58	0.18
Diluted	0.62	0.39	0.83	0.92	1.11	0.58	0.18
Cash distributions per unit to Limited Partners:
Paid	0.61	0.57	1.15	1.14	1.02	1.50	1.30
Declared	0.61	0.57	1.17	1.14	1.08	1.60	1.33

Summary Historical Consolidated Financial Data of ETP

The following summary historical consolidated balance sheet data as of December 31, 2017, 2016, 2015, 2014 and 2013 and the summary historical consolidated statement of operations for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from ETP’s audited historical consolidated financial statements. The summary historical consolidated balance sheet data and statement of operations data as of and for the six months ended June 30, 2018 and 2017 are derived from ETP’s unaudited historical consolidated financial statements.

You should read the following historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in ETP’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the three months ended June 30, 2018, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Historical Year Ended December 31,
(Dollars in millions, except per unit data)	2018	2017	2017	2016	2015	2014	2013
Statement of Operations Data:
Total revenues	17,690	13,471	29,054	21,827	34,292	55,475	48,335
Operating income	1,916	1,419	2,397	1,761	2,227	2,393	1,655
Income from continuing operations	1,510	823	2,501	583	1,489	1,185	749
Basic net income (loss) per common unit	0.23	(0.02)	0.94	(1.38)	(0.07)	1.16	(0.1)
Diluted net income (loss) per common unit	0.23	(0.02)	0.93	(1.38)	(0.08)	1.15	(0.1)
Cash distributions declared per common unit	1.13	1.09	2.22	2.02	1.79	1.5	1.23
Balance Sheet Data (at period end):
Total assets	78,570	74,219	77,965	70,105	65,128	62,505	49,937
Long-term debt, less current maturities	33,741	32,029	32,687	31,741	28,553	24,831	19,761
Total equity	34,036	29,415	34,151	26,441	26,986	25,298	18,731
Other Financial Data:
Capital expenditures:
Maintenance (accrual basis)	204	167	429	368	485	444	391
Growth (accrual basis)	2,241	2,959	5,472	5,442	7,682	5,050	2,936
Cash paid for acquisitions	29	541	264	1,227	804	2,367	1,737

Unaudited Comparative Per Unit Information

The table below sets forth historical and unaudited pro forma combined per unit information of ETE and ETP.

Historical Per Unit Information of ETE and ETP

The historical per unit information of ETE and ETP set forth in the table below is derived from the unaudited consolidated financial statements as of and for the six months ended June 30, 2018 as well as the audited consolidated financial statements as of and for the year ended December 31, 2017 for each of ETE and ETP.

Pro Forma Combined Per Unit Information of ETE

The unaudited pro forma combined per unit information of ETE set forth in the table below gives effect to the merger as if the merger had been consummated on January 1, 2017, in the case of income from continuing operations per unit and cash distributions data, and June 30, 2018, in the case of book value per unit data, and, in each case, assuming that a number of ETE common units equal to 1.28 have been issued in exchange for each outstanding ETP common unit. The unaudited pro forma combined per unit information of ETE is derived from the unaudited consolidated financial statements as of and for the six months ended June 30, 2018 for each of ETE and ETP, as well as the audited consolidated financial statements as of and for the year ended December 31, 2017 for each of ETE and ETP.

Equivalent Pro Forma Combined Per Unit Information of ETP

The unaudited ETP equivalent pro forma per unit amounts set forth in the table below are calculated by multiplying the unaudited pro forma combined per unit amounts of ETE by the sum of the exchange ratio of 1.28.

General

You should read the information set forth below in conjunction with the summary historical financial information of ETE and ETP included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of ETE and ETP that are incorporated into this proxy statement/prospectus by reference. See “—Summary Historical Consolidated Financial Data of ETE,” “—Summary Historical Consolidated Financial Data of ETP” and “Where You Can Find More Information.”

The unaudited pro forma per unit information of ETE does not purport to represent the actual results of operations that ETE would have achieved or distributions that would have been declared had the companies been combined during these periods or to project the future results of operations that ETE may achieve or the distributions it may pay after the merger.

	As of and for the Six Months Ended June 30, 2018	As of and for the Year Ended December 31, 2017
	(in millions, except per unit data)
Historical—ETE
Income from continuing operations	$1,385	$2,543
Distribution per common unit declared for the period	$0.610	$1.170
Book value per common unit	$(0.95)	$(1.43)

	As of and for the Six Months Ended June 30, 2018	As of and for the Year Ended December 31, 2017
	(in millions, except per unit data)
Historical—ETP
Income from continuing operations	$1,481	$2,501
Distribution per common unit declared for the period	$1.130	$2.215
Book value per common unit	$21.81	$22.69

	As of and for the Six Months Ended June 30, 2018	As of and for the Year Ended December 31, 2017
	(in millions, except per unit data)
Pro Forma Combined
Income from continuing operations	$1,385	$2,543
Distribution per common unit declared for the period(1)	$0.610	$1.170
Book value per common unit	$17.59	$18.17

(1)	Pro forma combined distributions per common unit for the periods presented are assumed to be consistent with the historical distributions per common unit declared by ETE for such periods.

Comparative Unit Prices and Distributions

ETE common units are currently listed on the NYSE under the ticker symbol “ETE.” ETP common units are currently listed on the NYSE under the ticker symbol “ETP.” The table below sets forth, for the calendar quarters indicated, the high and low sale prices per ETE common unit on the NYSE and per ETP common unit on the NYSE. The table also shows the amount of cash distributions declared on ETE common units and ETP common units, respectively, for the calendar quarters indicated.

	ETE Common Units			ETP Common Units
	High	Low	Cash Distributions	High	Low	Cash Distributions
2018
Third quarter (through September 6, 2018)(1)	$19.19	$16.78	$—	$24.38	$18.60	$—
Second quarter	17.96	13.73	0.3050	19.78	15.82	0.5650
First quarter	19.34	12.80	0.3050	20.81	15.06	0.5650
2017
Fourth quarter	$18.71	$15.64	$0.3050	$18.83	$15.25	$0.5650
Third quarter	18.50	16.18	0.2950	21.68	17.85	0.5650
Second quarter	19.82	15.03	0.2850	24.71	18.31	0.5500
First quarter	20.05	17.62	0.2850	26.73	22.90	0.5350
2016
Fourth quarter	$19.99	$13.77	$0.2850	$28.61	$22.07	$0.5200
Third quarter	19.44	13.45	0.2850	31.49	26.88	0.5100
Second quarter	15.13	6.40	0.2850	29.77	22.63	0.5000
First quarter	14.39	4.00	0.2850	28.72	15.43	0.4890

(1)	Cash distributions in respect of the third quarter of 2018 have not been declared or paid.

The following table presents per unit closing prices of ETE common units and ETP common units on (i) August 1, 2018, the last trading day before the public announcement of the merger, and (ii) on September 6, 2018, the most recent practicable trading day before the date of this proxy statement/prospectus. This table also presents the equivalent market value per ETP common unit on such dates. The equivalent market value per ETP common unit has been determined by multiplying the closing price of ETE common units on those dates by the exchange ratio if the merger had been effective on such date.

	ETE Common Units	ETP Common Units	Equivalent Market Value per ETP Common Unit
August 1, 2018	$18.43	$21.21	$23.59
September 6, 2018	$17.51	$22.44	$22.41

Although the exchange ratio is fixed, the market prices of ETE common units and ETP common units will fluctuate prior to the consummation of the merger and the market value of the merger consideration ultimately received by ETP common unitholders will depend on the closing price of ETE common units on the day the merger is consummated. Thus, ETP common unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement and the transactions contemplated thereby. You should also read and carefully consider the risks associated with each of ETE and ETP and their respective businesses. These risks can be found in ETE’s and ETP’s respective Annual Reports on Form 10-K for the year ended December 31, 2017 as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on ETE’s, ETP’s or the combined organization’s businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

Risk Factors Relating to the Merger

Because the market price of ETE common units will fluctuate prior to the consummation of the merger, ETP common unitholders cannot be sure of the market value of the ETE common units they will receive as merger consideration relative to the value of ETP common units they exchange.

The market value of the merger consideration that ETP common unitholders will receive in the merger will depend on the trading price of ETE’s common units at the closing of the merger. The exchange ratio that determines the number of ETE common units that ETP common unitholders will receive as consideration in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of ETE common units that ETP common unitholders will receive as the merger consideration based on any decreases or increases in the trading price of ETE common units. Unit price changes may result from a variety of factors (many of which are beyond ETE’s or ETP’s control), including:

•	changes in ETE’s and ETP’s business, operations and prospects;

•	changes in market assessments of ETE’s and ETP’s business, operations and prospects;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of ETE common units; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ETE and ETP operate.

Because the merger will be completed after the special meeting, at the time of the meeting, you will not know the exact market value of the ETE common units that you will receive upon completion of the merger. If ETE’s common unit price at the closing of the merger is less than ETE’s common unit price on the date on which the merger agreement was signed, then the market value of the merger consideration received by ETP common unitholders will be less than contemplated at the time the merger agreement was signed.

The fairness opinion rendered to the ETP Conflicts Committee by Barclays was based on Barclays’ financial analysis and considered factors such as market and other conditions then in effect, financial forecasts and other information made available to Barclays as of the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The ETP Conflicts Committee has not obtained, and does not expect to obtain, an updated fairness opinion from Barclays reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to the ETP Conflicts Committee by Barclays was provided in connection with, and at the time of, the evaluation of the merger and the merger agreement by the ETP Conflicts Committee.

The opinion was based on the financial analyses performed, which considered market and other conditions then in effect, the Unaudited Financial Projections (dated June 5, 2018) and other information made available to Barclays as of the date of the opinion, which may have changed, or may change, after the date such information was prepared or after the date of the opinion. The ETP Conflicts Committee has not obtained an updated opinion from Barclays following the date of the merger agreement and does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of ETE or ETP, general market and economic conditions and other factors that may be beyond the control of ETE and ETP, and on which the fairness opinion was based, may have altered the value of ETE or ETP or the prices of ETE common units or ETP common units since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that Barclays rendered to the ETP Conflicts Committee, please refer to “The Merger—Opinion of the Financial Advisor to the ETP Conflicts Committee.”

ETP and ETE may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the merger.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the merger or seek monetary relief from ETP or ETE. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. ETP and ETE cannot predict the outcome of these lawsuits, or others, nor can they predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation surrounding the merger could delay or prevent its consummation. In addition, the costs defending the litigation, even if resolved in ETP’s or ETE’s favor, could be substantial and such litigation could distract ETP and ETE from pursuing the consummation of the merger and other potentially beneficial business opportunities.

Maintaining credit ratings is under the control of ratings agencies, which are independent third parties. There can be no assurances that the combined partnership will qualify for an investment-grade credit rating, and the failure to qualify for an investment-grade credit rating could negatively impact the combined partnership’s access to capital and costs of doing business.

In connection with the completion of the merger, ratings agencies may reevaluate ETE’s and ETP’s credit ratings. ETE and ETP expect that the combined partnership will qualify for an investment-grade credit rating consistent with ETP’s current rating; however, credit rating agencies perform independent analysis when assigning credit ratings and there can be no assurances that such ratings will be achieved in connection with the merger or maintained in the future. The analysis includes a number of criteria including, but not limited to, business composition, market and operational risks, as well as various financial tests. The combined company’s ratings upon completion of the merger will reflect each rating organization’s opinion of the combined company’s financial strength, operating performance and ability to meet the obligations associated with its securities. In addition, the trading market for ETE’s and ETP’s securities depends, in part on the research and reports that third-party securities analysts publish about ETE and ETP and the industry in which they participate. In connection with the completion of the merger, one or more of these analysts could downgrade ETE or ETP securities or issue other negative commentary about ETE or ETP and the industry in which they participate, which could cause the trading price of such securities to decline.

Failure to qualify for an investment-grade credit rating or a downgrade may increase ETE’s and ETP’s cost of borrowing, may negatively impact ETE’s and ETP’s ability to raise additional debt capital, may negatively impact ETE’s and ETP’s ability to successfully compete, and may negatively impact the willingness of counterparties to deal with ETE and ETP, each of which could have a material adverse effect on the business, financial condition, results of operations and cash flows of ETE and ETP, as well as the market price of their respective securities.

Credit rating agencies continue to review the criteria for industry sectors and various debt ratings on an ongoing basis and may make changes to those criteria from time to time. Ratings are subject to revision or withdrawal at any time by the rating agencies. The credit rating of the combined company will be subject to ongoing evaluation by credit rating agencies, and downgrades in the combined company’s ratings could adversely affect the combined company’s business, cash flows, financial condition, operating results and share and debt prices.

ETP’s and ETE’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “The Merger—Unaudited Financial Projections of ETE, ETP and the Combined Partnership” are based on assumptions of, and information available to, ETP and ETE, as of June 5, 2018, the time they were prepared. Neither ETP nor ETE knows whether such assumptions will prove correct. Any or all of such estimates may not necessarily be realized. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond ETP’s and ETE’s control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining ETP’s and ETE’s future results. As a result of these contingencies, actual future results may vary materially from ETP’s and ETE’s estimates. In view of these uncertainties, the inclusion of ETP’s and ETE’s financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved.

The Unaudited Financial Projections were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and ETP and ETE undertake no obligation, other than as required by applicable law, to update their respective financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The Unaudited Financial Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, ETP and ETE individually. Moreover, neither ETP’s or ETE’s independent accountants, Grant Thornton LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Unaudited Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, Grant Thornton LLP assumes no responsibility for, and disclaims any association with, the Unaudited Financial Projections. The reports of Grant Thornton LLP incorporated by reference herein relate exclusively to the historical audited financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See “The Merger—Unaudited Financial Projections of ETE, ETP and the Combined Partnership” for more information.

Directors and executive officers of ETP have certain interests that are different from those of ETP unitholders generally.

Directors and executive officers of ETP are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of ETP. In addition, certain of the directors and executive officers of ETP are also directors or executive officers at ETE, and each of the directors of ETP is appointed by ETE, as the sole member of ETP Managing GP. These and other different interests are described under “The Merger—Interests of Directors and Executive Officers of ETP in the Merger.” You should consider these interests in voting on the merger.

The ETP partnership agreement limits the duties of ETP GP to ETP common unitholders and restricts the remedies available to unitholders for actions taken by ETP GP that might otherwise constitute breaches of its duties.

ETP Managing GP, the general partner of ETP GP, which is the general partner of ETP, is owned by ETE. In light of potential conflicts of interest between ETE and ETP GP, on the one hand, and ETP and the ETP common unitholders, on the other hand, the ETP Board submitted the merger and related matters to the ETP Conflicts Committee for, among other things, review, evaluation, negotiation and possible approval of a majority of its members, which is referred to as “Special Approval” in the ETP partnership agreement and this proxy statement/prospectus. In addition, the merger is conditioned upon the approval of at least a majority of the unaffiliated ETP common unitholders. Under the ETP partnership agreement:

•

any resolution or course of action by ETP GP or its affiliates in respect of a conflict of interest is permitted and deemed approved by all partners of ETP (i.e., the ETP unitholders), and will not constitute a breach of the ETP partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action is approved by Special Approval or the holders of at least a majority of the outstanding ETP common units (other than ETP common units held by ETP GP and its affiliates); and

•

ETP GP may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such persons as to matters that ETP GP reasonably believes to be within such person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The ETP Conflicts Committee reviewed, negotiated and evaluated the merger agreement, the merger and related matters on behalf of the ETP common unitholders (other than ETE and its affiliates) and ETP. Among other things, the ETP Conflicts Committee unanimously determined in good faith that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of ETP and the unaffiliated ETP common unitholders, approved the merger agreement and the transactions contemplated thereby, including the merger, and recommended the approval of the merger agreement and the transactions contemplated thereby, including the merger, to the ETP Board.

The duties of ETP GP, the ETP Board and the ETP Conflicts Committee to ETP common unitholders in connection with the merger are substantially limited by the ETP partnership agreement.

ETE common unitholders have limited voting rights and are not entitled to elect ETE’s general partner or the directors of ETE’s general partner. Following the closing, the ETE Class A Units issued to ETE GP concurrently with closing would, together with the ETE common units owned by ETE GP, result in ETE GP and its affiliates maintaining the same relative voting power following the merger as they have prior to the merger, until such time as Mr. Warren is no longer an officer or director of ETE GP.

Unlike the holders of common stock in a corporation, ETE common unitholders have only limited voting rights on matters affecting ETE’s business, and therefore limited ability to influence ETE management’s decisions regarding its business. ETE common unitholders did not elect its general partner and will have no right to elect its general partner or the officers or directors of its general partner on an annual or other continuing basis. In addition, on matters where ETE common unitholders are entitled to vote, the ETE partnership agreement generally permits ETE GP and its affiliates to vote their ETE common units on such matters, together with unaffiliated ETE unitholders, as a single class. For example, ETE GP may only be removed as the general partner by the affirmative vote of holders of 66 2/3% of the ETE common units (including ETE GP and its affiliates), voting together as a single class. As of August 1, 2018, ETE GP and its affiliates collectively own approximately 31% of the outstanding ETE common units.

In connection with the closing of the merger and the issuance of the merger consideration to former ETP common unitholders, the percentage ownership of ETE GP and its affiliates of ETE common units is expected to be diluted to approximately 13.5%. However, at the closing of the merger, ETE will issue to ETE GP a number of ETE Class A Units necessary to ensure that ETE GP and its affiliates maintain the same relative voting power following the merger as they have prior to the merger. ETE Class A Units will not be entitled to distributions, will not have any economic attributes (other than the entitlement to $100 in the aggregate upon liquidation) and will not be convertible or exchangeable for ETE common units, but will generally vote as a single class with ETE common units. For so long as Mr. Warren continues as a director or officer of ETE GP, upon issuance of additional ETE common units following the merger, ETE will also issue additional ETE Class A Units to ETE GP such that the ETE Class A Units will continue to represent, in the aggregate, the same voting interest as they represent upon closing of the merger. The existence of the ETE Class A Units from and after closing of the merger will therefore, in certain circumstances, reduce the voting power represented by an ETE common unit compared to a scenario in which the ETE Class A Units had not been issued.

ETE common units to be received by ETP common unitholders as a result of the merger have different rights than ETP common units.

Following completion of the merger, ETP common unitholders will no longer hold ETP common units, but will instead be common unitholders of ETE. There are important differences between the rights of ETP common unitholders and the rights of ETE common unitholders. See “Comparison of Rights of ETE Common Unitholders and ETP Common Unitholders” for a discussion of the different rights associated with ETE common units and ETP common units.

The number of outstanding ETE common units will increase as a result of the merger, which could make it more difficult for ETE to pay the current level of quarterly distributions.

As of July 31, 2018, there were more than 1,158 million ETE common units outstanding. ETE expects to issue approximately 1.5 billion common units in connection with the merger. Accordingly, the aggregate dollar amount required to pay the current per unit quarterly distribution on all ETE common units will increase, which could increase the likelihood that ETE will not have sufficient funds to pay the current level of quarterly distributions to all ETE unitholders. Using a $0.305 per ETE common unit distribution (the amount ETE paid with respect to the second fiscal quarter of 2018 on August 20, 2018 to holders of record as of August 6, 2018), the aggregate cash distribution paid to ETE unitholders totaled approximately $354 million, including a distribution of $1 million to ETE GP in respect of its general partner interest. Using the same $0.305 per ETE common unit distribution, the combined pro forma ETE distribution with respect to the second fiscal quarter of 2018, had the merger been completed prior to such distribution, would have resulted in total cash distributions of approximately $811 million, including a distribution of $1 million to ETE GP in respect of its general partner interest.

ETE and ETP will incur substantial transaction-related costs in connection with the merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs.

ETE and ETP expect to incur a number of non-recurring transaction-related costs associated with completing the merger. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Thus, any net benefit of the merger may not be achieved in the near term, the long term or at all.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of ETE common units and ETP common units and the future business and financial results of ETE and ETP.

The completion of the merger is subject to a number of conditions, some of which are beyond the parties’ control. In addition, ETE and ETP can agree not to consummate the merger even if the ETP common unitholders approve the merger proposal and the conditions to the closing of the merger are otherwise satisfied.

The completion of the merger is not assured and is subject to risks, including the risk that the closing conditions are not satisfied, including that the approval of the merger by ETP common unitholders or by governmental agencies is not obtained or the occurrence of a material adverse change to the business or results of operations of ETE and ETP. The failure to satisfy conditions to the merger may prevent or delay the merger or otherwise result in the merger not occurring. The failure of the completion of the merger, or any significant delays in completing the merger, could cause the combined company not to realize, or delay the realization of, some or all of the benefits that the combined company expects to achieve from the merger, including those relating to the trading prices of ETE common units and the respective future business and financial results of ETE and ETP, which could be negatively affected, and each of which are subject to risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

•

negative reactions from the financial markets, including declines in the price of ETE common units or ETP common units due to the fact that current prices may reflect a market assumption that the merger will be completed;

•

having to pay certain significant costs relating to the merger, including, in certain circumstances, the reimbursement by ETP of up to $30.0 million of ETE’s expenses and a termination fee of $750.0 million less any previous expense reimbursements by ETP, as described in “Proposal 1: The Merger Agreement—Expenses” and “—Termination Fee”; and

•	the attention of management of ETE and ETP will have been diverted to the merger rather than other strategic opportunities that could have been beneficial to that organization.

ETP is subject to provisions in the merger agreement that limit its ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of ETP from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require ETP to reimburse up to $30.0 million of ETE’s out-of-pocket expenses and pay a termination fee to ETE of $750.0 million less any previous expense reimbursements.

Under the merger agreement, ETP is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals”), ETP is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or taking any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to a proposal or offer for a competing acquisition proposal with any person. In addition, ETP may not grant any waiver or release of any standstill or similar agreement with respect to any units of ETP or any of its subsidiaries. Under the merger agreement, in the event of a potential change by the ETP Board of its recommendation with respect to the proposed merger in light of a superior proposal, ETP must provide ETE with five calendar days’ notice to allow ETE to propose an adjustment to the terms and conditions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of ETP from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of ETP proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

If the merger agreement is terminated under specified circumstances, including due to an adverse recommendation change having occurred or ETP entering into an agreement relating to a superior proposal, ETP will be required to pay ETE a termination fee of $750.0 million, less any expenses of ETE previously reimbursed by ETP. If the merger agreement is terminated under specified circumstances, including if the ETP unitholder approval is not obtained or if ETP breaches certain of its obligations under the merger agreement, then ETP will be required to pay all of the reasonably documented out-of-pocket expenses incurred by ETE and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $30.0 million. Following payment of the termination fee or the reimbursement of expenses, as applicable, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates. Please read “Proposal 1: The Merger Agreement—Expenses” and “—Termination Fee.” If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of ETP. For a discussion of the restrictions on soliciting or entering into an alternative transaction and the ability of the ETP Board to change its recommendation, see “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals” and “—Change in ETP Board Recommendation.”

If a governmental authority asserts objections to the merger, ETE and ETP may be unable to complete the merger or, in order to do so, ETE and ETP may be required to comply with material restrictions or satisfy material conditions.

The closing of the merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger contemplated by the merger agreement. If a U.S. or foreign governmental authority asserts objections to the merger, ETE or ETP may be required to divest assets or accept other remedies in order to complete the merger. There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the merger. If ETE or ETP takes such actions, it could be detrimental to it or to the combined organization following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined organization following the consummation of the merger. See “Proposal 1: The Merger Agreement—Regulatory Matters.”

Additionally, state attorneys general or other state or local regulators could seek to block, rescind or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin or rescind the merger, before or after it is completed. ETE may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

ETE and ETP are subject to contractual interim operating restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

Under the terms of the merger agreement, each of ETE and ETP is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger. For a discussion of these restrictions, see “Proposal 1: The Merger Agreement—Conduct of Business Pending the Consummation of the Merger.”

If the merger is approved by ETP common unitholders, the date on which ETP common unitholders will receive the merger consideration is uncertain.

As described in this proxy statement/prospectus, completing the proposed merger is subject to several conditions, not all of which are controllable or waivable by ETE or ETP. Accordingly, if the proposed merger is approved by ETP common unitholders, the date on which ETP common unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

ETP common unitholders will have a reduced ownership in the combined organization after the merger as compared to their ownership of ETP.

When the merger occurs, each ETP common unitholder that receives ETE common units will become a common unitholder of ETE with a percentage ownership of the combined organization that is smaller than such unitholder’s percentage ownership of ETP prior to the merger. Assuming that the merger had been completed on August 1, 2018, current ETP common unitholders would have owned approximately 56% of the combined partnership based on the number of ETP common units and ETE common units outstanding at that date.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, ETE and ETP are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and such counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger.”

The expected U.S. federal income tax consequences of the merger are dependent upon ETE and ETP being treated as partnerships for U.S. federal income tax purposes.

If either ETE or ETP were to be treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different. If ETE were to be treated as a corporation for U.S. federal income tax purposes, the merger would likely be a fully taxable transaction to ETP common unitholders.

ETP common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

For U.S. federal income tax purposes, each holder of ETP common units (other than ETE and its affiliates) will be deemed to contribute its ETP common units to ETE in exchange for ETE common units and the deemed assumption by ETE of each such ETP common unitholder’s share of ETP’s liabilities. The deemed assumption by ETE of such liabilities will trigger gain or loss to such ETP common unitholders to the extent that such amounts are treated as a “disguised sale” of property, rather than as a non-taxable contribution of ETP common units to ETE in exchange for ETE common units. In addition, as a result of the merger, the holders of ETP common units who receive ETE common units will become limited partners of ETE and will be allocated a share of ETE’s nonrecourse liabilities. Each holder of ETP common units will be treated as receiving a deemed cash distribution equal to the net reduction in the amount of nonrecourse liabilities allocated to such ETP common unitholder (as adjusted to take into account any nonrecourse liabilities included in the Section 707 Consideration (as defined below)). If the amount of such deemed cash distribution received by a holder of ETP common units exceeds such ETP common unitholder’s tax basis in ETE common units immediately after the merger, after reducing such tax basis to account for any tax basis allocable to the portion of such unitholder’s ETP common units deemed sold as a result of the receipt of Section 707 Consideration, such ETP common unitholder will recognize gain in an amount equal to such excess. Further, while under current law we generally do not expect the ETP common unitholders to be subject to withholding obligations as a result of the transactions contemplated by the merger agreement, an ETP common unitholder whose ETE common units are deemed to be sold to fulfil its withholding obligations should recognize gain equal to the excess of the fair market value of the ETE common units which are deemed to be sold over the ETP common unitholder’s adjusted tax basis in such ETE common units. The amount and effect of any gain that may be recognized by holders of ETP common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses.

For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to ETP and ETP Common Unitholders.”

Risks Related to ETP’s Business

You should read and consider the risk factors specific to ETP’s business that will also affect the combined company after completion of the merger. These risks are described in ETP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to ETE’s Business

You should read and consider the risk factors specific to ETE’s business that will also affect the combined company after completion of the merger. These risks are described in ETE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus

Tax Risks Related to Owning Common Units in ETE Following the Merger

Following the merger, in addition to the risks described above, holders of ETE common units, for U.S. federal income tax purposes, will continue to be subject to the risks that holders of ETE common units are currently subject to, which are described in ETE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. Forward-looking statements are also found under “The Merger—Unaudited Financial Projections of ETE, ETP and the Combined Partnership.” In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of ETE or ETP to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	the ability to complete the merger;

•	the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including those with employees, suppliers, customers, competitors, lenders and credit rating agencies;

•	the volumes transported on ETP’s or ETE’s subsidiaries’ pipelines and gathering systems;

•	the level of throughput in ETP’s or ETE’s subsidiaries’ processing and treating facilities;

•	the fees ETP’s or ETE’s subsidiaries charge and the margins they realize for their gathering, treating, processing, storage and transportation services;

•	the prices and market demand for, and the relationship between, natural gas and NGLs;

•	energy prices generally;

•	the prices of natural gas and NGLs compared to the price of alternative and competing fuels;

•	the general level of petroleum product demand and the availability and price of NGL supplies;

•	the level of domestic oil, natural gas and NGL production;

•	the availability of imported oil, natural gas and NGLs;

•	actions taken by foreign oil and gas producing nations;

•	the political and economic stability of petroleum producing nations;

•	the effect of weather conditions on demand for oil, natural gas and NGLs;

•	availability of local, intrastate and interstate transportation systems;

•	the continued ability to find and contract for new sources of natural gas supply;

•	availability and marketing of competitive fuels;

•	the impact of energy conservation efforts;

•	energy efficiencies and technological trends;

•	governmental regulation and taxation;

•	changes to, and the application of, regulation of tariff rates and operational requirements related to ETP’s or ETE’s subsidiaries’ interstate and intrastate pipelines;

•	hazards or operating risks incidental to the gathering, treating, processing and transporting of natural gas and NGLs;

•	competition from other midstream companies and interstate pipeline companies;

•	loss of key personnel;

•	loss of key natural gas producers or the providers of fractionation services;

•	reductions in the capacity or allocations of third-party pipelines that connect with ETP’s or ETE’s subsidiaries’ pipelines and facilities;

•	the effectiveness of risk-management policies and procedures and the ability of ETP’s or ETE’s subsidiaries liquids marketing counterparties to satisfy their financial commitments;

•	the nonpayment or nonperformance by ETP’s or ETE’s subsidiaries’ customers;

•

regulatory, environmental, political and legal uncertainties that may affect the timing and cost of ETP’s or ETE’s subsidiaries’ internal growth projects, such as their subsidiaries’ construction of additional pipeline systems;

•

risks associated with the construction of new pipelines and treating and processing facilities or additions to ETP’s or ETE’s subsidiaries’ existing pipelines and facilities, including difficulties in obtaining permits and rights-of-way or other regulatory approvals and the performance by third-party contractors;

•	the availability and cost of capital and ETP’s or ETE’s subsidiaries’ ability to access certain capital sources;

•	a deterioration of the credit and capital markets;

•

risks associated with the assets and operations of entities in which ETP’s or ETE’s subsidiaries own less than a controlling interests, including risks related to management actions at such entities that ETP’s or ETE’s subsidiaries may not be able to control or exert influence;

•	the ability to successfully identify and consummate strategic acquisitions at purchase prices that are accretive to ETP’s and ETE’s financial results and to successfully integrate acquired businesses;

•

changes in laws and regulations to which ETP, ETE and their subsidiaries are subject, including tax, environmental, transportation and employment regulations or new interpretations by regulatory agencies concerning such laws and regulations; and

•	the costs and effects of legal and administrative proceedings.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of ETE and ETP, based on information currently available, concerning future events affecting ETE and ETP. Although ETE and ETP believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to ETE’s and ETP’s operations and business environments, all of which are difficult to predict and many of which are beyond ETE’s and ETP’s control. Any or all of the forward-looking statements in this proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in ETE’s and ETP’s Exchange Act reports incorporated herein by reference, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on ETE’s and ETP’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, ETE and ETP caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, ETE and ETP undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect new information or the occurrence of anticipated or unanticipated events or circumstances.

THE PARTIES

Energy Transfer Equity, L.P.

ETE is a Delaware limited partnership with common units traded on the NYSE under the symbol “ETE.” ETE’s principal sources of cash flow are derived from its direct and indirect investments in the limited partner and general partner interests in ETP, Sunoco and USAC, each of which is a publicly traded master limited partnership engaged in diversified energy-related services, and ETE’s ownership of Lake Charles LNG Company, LLC. ETE’s primary cash requirements are for distributions to its partners, general and administrative expenses, debt service requirements and at ETE’s election, capital contributions to ETP and Sunoco in respect of ETE’s general partner interests in ETP and Sunoco, respectively. ETE Merger Sub is a wholly owned subsidiary of ETE.

The address of ETE’s and ETE GP’s principal executive offices is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and the telephone number at this address is (214) 981-0700.

Energy Transfer Partners, L.P.

ETP is a Delaware limited partnership with common units traded on the NYSE under the symbol “ETP.” ETP is one of the largest publicly traded master limited partnerships in the United States in terms of equity market capitalization (approximately $22.2 billion as of June 30, 2018). ETP is managed by its general partner, ETP GP, and ETP GP is managed by its general partner, ETP Managing GP, which is owned by ETE, another publicly traded master limited partnership. The primary activities in which ETP is engaged, all of which are in the United States, are as follows:

•	Natural gas operations, including the following:

•	natural gas midstream and intrastate transportation and storage; and

•	interstate natural gas transportation and storage.

•	Crude oil, NGLs and refined product transportation, terminalling services and acquisition and marketing activities, as well as NGL storage and fractionation services.

The address of ETP’s, ETP GP’s and ETP Managing GP’s principal executive offices is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and the telephone number at this address is (214) 981-0700.

Streamline Merger Sub, LLC

ETE Merger Sub is a Delaware limited liability company and a wholly owned subsidiary of ETE. ETE Merger Sub was formed on July 31, 2018 solely for the purpose of consummating the merger and has no operating assets. ETE Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

The address of ETE Merger Sub’s principal executive offices is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and the telephone number at this address is (214) 981-0700.

THE SPECIAL MEETING

ETP is providing this proxy statement/prospectus to its common unitholders in connection with the solicitation of proxies to be voted at the special meeting of common unitholders that ETP has called for, among other things, the purpose of holding a vote upon a proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, and at any adjournment or postponement thereof. This proxy statement/prospectus constitutes a proxy statement of ETP in connection with the special meeting of ETP common unitholders and a prospectus for ETE in connection with the issuance by ETE of its common units in connection with the merger. This proxy statement/prospectus is first being mailed to ETP’s common unitholders on or about September 11, 2018, and provides ETP common unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of ETP common unitholders.

Date, Time and Place

The special meeting will be held at the Hilton Dallas Park Cities Hotel, 5954 Luther Lane, Dallas, Texas 75225, on October 18, 2018, at 10:00 a.m., local time.

Purpose

At the special meeting, ETP common unitholders will be asked to vote solely on the following proposals:

•	Merger proposal: To adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby, including the merger; and

•

Adjournment proposal: To approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Recommendation of the ETP Board

The ETP Board recommends, based on the recommendation of the ETP Conflicts Committee, that common unitholders of ETP vote:

•	Merger proposal: “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger; and

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

The ETP Board has determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment, are advisable, fair and reasonable to and in the best interests of ETP and its common unitholders and the ETP Conflicts Committee has determined that the merger agreement and the merger are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders, and in each case, has approved the merger agreement and the merger. The ETP Board has resolved to recommend approval of the merger agreement and the transactions contemplated thereby to the ETP common unitholders. See “The Merger—Recommendation of the ETP Board; Reasons for the Merger.”

In considering the recommendation of the ETP Board with respect to the merger agreement and the transactions contemplated thereby, you should be aware that some or all of ETP’s directors and executive officers may have interests that are different from, or in addition to, the interests of ETP common unitholders more generally. See “The Merger—Interests of Directors and Executive Officers of ETP in the Merger.”

Record Date; Outstanding Units; Units Entitled to Vote

The record date for the special meeting is September 10, 2018. Only ETP common unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the meeting.

As of the close of business on the record date of September 10, 2018, there were 1,167,186,967 ETP common units outstanding and entitled to vote at the meeting (including 30,681,980 ETP common units held by ETE and its affiliates). Each ETP common unit is entitled to one vote.

Pursuant to the ETP partnership agreement, if at any time any person or group (other than ETP GP and its affiliates, including ETE) beneficially owns 20% or more of any class of ETP units, such person or group loses voting rights on all of its units and such units will not be considered “outstanding.” This loss of voting rights does not apply to (i) any person or group who acquired 20% or more of any class of ETP units from ETP GP or its affiliates, (ii) any person or group who directly or indirectly acquired 20% or more of any class of ETP units from that person or group described in clause (i) provided ETP GP notified such transferee that such loss of voting rights did not apply, or (iii) any person or group who acquired 20% or more of any class of units issued by ETP with the prior approval of the ETP Board.

A complete list of ETP common unitholders entitled to vote at the special meeting will be available for inspection at ETP’s principal executive offices at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225 during regular business hours for a period of no less than 10 days before the special meeting and at the place of the special meeting during the meeting.

Quorum

A quorum of ETP common unitholders represented in person or by proxy at the special meeting is required to vote on adoption of the merger agreement at the special meeting, but not to vote on approval of any adjournment of the meeting. The holders of at least a majority of the outstanding ETP common units must be represented in person or by proxy at the meeting in order to constitute a quorum. Any abstentions and broker non-votes will be counted in determining whether a quorum is present at the special meeting.

Required Vote

To adopt the merger agreement and the transactions contemplated thereby, including the merger, the holders of at least a majority of the outstanding ETP common units and at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders must vote in favor of such adoption. ETP cannot complete the merger unless its common unitholders adopt the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding ETP common units (with and without ETP common units held by ETE and its affiliates), an ETP common unitholder’s failure to vote, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger proposal.

If a quorum is present at the special meeting, to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, holders of at least a majority of the outstanding ETP common units must vote in favor of the adjournment proposal. Therefore, if a quorum is present at the meeting, abstentions, broker non-votes and an ETP common unitholder’s failure to vote will have the same effect as a vote “AGAINST” approval of the adjournment proposal. If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding ETP common units represented thereat either in person or by proxy must vote in favor of the adjournment proposal. Therefore, if a quorum is not present, abstentions and broker non-votes will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an ETP common unitholder’s failure to vote will have no effect on the outcome of the adjournment proposal. In addition, the ETP partnership agreement allows ETP GP to also adjourn the meeting from time to time without the approval of ETP common unitholders.

Common Unit Ownership of and Voting by ETP’s and ETE’s Directors, Executive Officers and Affiliates

As of September 10, 2018, ETP’s directors and executive officers and their affiliates (excluding ETE and its subsidiaries) beneficially owned and had the right to vote 2,719,759 ETP common units at the special meeting, which represent approximately 0.2% of the ETP common units entitled to vote at the special meeting. Additionally, ETE’s directors and executive officers and their affiliates (including ETE and its subsidiaries) beneficially owned and had the right to vote 30,681,980 ETP common units at the special meeting, which represent approximately 2.6% of the ETP common units entitled to vote at the special meeting. It is expected that ETP’s and ETE’s directors and executive officers will vote their ETP common units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger, although none of them has entered into any agreement requiring them to do so. Additionally, under the terms of the merger agreement, ETE has agreed to vote all of the ETP common units owned beneficially or of record by ETE or its subsidiaries in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof.

Voting of Common Units by Holders of Record

If you are entitled to vote at the special meeting and hold your ETP common units in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, ETP encourages you to submit a proxy before the special meeting even if you plan to attend the special meeting in order to ensure that your ETP common units are voted. A proxy is a legal designation of another person to vote your ETP common units on your behalf. If you hold units in your own name, you may submit a proxy for your ETP common units by:

•	calling the toll-free number specified on the enclosed proxy card and following the instructions when prompted;

•	accessing the Internet website specified on the enclosed proxy card and following the instructions provided to you; or

•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When a common unitholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. ETP encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet, please do not return your proxy card by mail.

All ETP common units represented by each properly executed and valid proxy received before the special meeting will be voted in accordance with the instructions given on the proxy. If an ETP common unitholder executes a proxy card without giving instructions, the ETP common units represented by that proxy card will be voted as the ETP Board recommends, which is:

•	Merger proposal: “FOR” the adoption of the merger agreement and the transactions contemplated thereby, including the merger; and

•

Adjournment proposal: “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on October 17, 2018. However, if the special meeting is adjourned to solicit additional proxies, the deadline may be extended.

Voting of Common Units Held in Street Name

If your ETP common units are held in an account at a bank, broker or through another nominee, you must instruct the bank, broker or other nominee on how to vote your ETP common units by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your ETP common units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the bank, broker or other nominee can register your ETP common units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote your ETP common units on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals, including the merger proposal. A broker non-vote of an ETP common unit will have the same effect as a vote “AGAINST” the merger proposal and the adjournment proposal.

If you hold ETP common units through a bank, broker or other nominee and wish to vote your ETP common units in person at the special meeting, you must obtain a proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your voting instructions at any time before your proxy is voted at the special meeting. If you are an ETP common unitholder of record, you can do this by:

•

sending a written notice to Energy Transfer Partners, L.P. at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, Attention: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

•

submitting a valid proxy by mail, telephone or internet that bears a date later than the date of the proxy, but no later than the telephone/internet deadline, and is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your ETP common units through a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the ETP Board to be voted at the special meeting. ETP will bear all costs and expenses in connection with the solicitation of proxies. ETP has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the meeting and ETP estimates it will pay MacKenzie Partners, Inc. a fee of approximately $50,000 for these services. ETP has also agreed to reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie Partners, Inc. against certain losses, costs and expenses. In addition, ETP may reimburse brokerage firms and other persons representing beneficial owners of ETP common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of ETP’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Common Unitholders Should Not Send Unit Certificates with Their Proxies.

ETP common unitholders should not send in their unit certificates at this time. After completion of the merger, ETE’s exchange agent will send you a letter of transmittal and instructions for exchanging your ETP common units for the merger consideration.

No Other Business

Under the ETP partnership agreement, the business to be conducted at the special meeting will be limited to the purposes stated in the notice to ETP common unitholders provided with this proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. If a quorum exists, an adjournment may be made from time to time with approval of the holders of at least a majority of the outstanding ETP common units. If a quorum does not exist, an adjournment may be made from time to time with the approval of the holders of at least a majority of the ETP common units entitled to vote at such meeting and represented thereat either in person or by proxy. ETP is not required to notify common unitholders of any adjournment of 45 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, ETP may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by ETP common unitholders for use at the special meeting will be used at any adjournment or postponement of the meeting. References to the special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact MacKenzie Partners, Inc. toll-free at (800) 322-2885 (banks and brokers call collect at (212) 929-5500).

THE MERGER

This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement, for a more complete understanding of the merger. A copy of the merger agreement is attached as Annex A hereto. In addition, important business and financial information about each of ETE and ETP is included in or incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Effect of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of ETE Merger Sub with and into ETP. ETP, which is sometimes referred to following the merger as the surviving entity, will survive the merger, and the separate limited liability company existence of ETE Merger Sub will cease. As a result of the merger and the transactions contemplated thereby, ETE will acquire all of the outstanding ETP common units that ETE and its subsidiaries do not already own. After the completion of the merger, the certificate of limited partnership of ETP in effect immediately prior to the effective time, as amended to reflect a change in its name to “Energy Transfer Operating, L.P.,” will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law. In addition, immediately prior to the effective time, the ETP partnership agreement will be amended pursuant to the ETP LPA amendment to, among other things, reflect the conversion of ETP’s incentive distribution rights into ETP common units, the cancellation of the Class I Units and Class J Units, and the conversion of the economic general partner interest in ETP to a non-economic general partner interest in ETP and ETP common units. At the effective time, the ETP partnership agreement, as amended by the ETP LPA amendment, will remain unchanged and will be the agreement of limited partnership of the surviving entity from and after the effective time, until amended in accordance with its terms and applicable law.

The merger agreement provides that, at the effective time, each ETP common unit issued and outstanding as of immediately prior to the effective time (other than any ETP common units owned by ETE or any subsidiary of ETE) will be converted into the right to receive 1.28 ETE common units. Each ETP common unit owned by ETE and its subsidiaries and issued and outstanding immediately prior to the effective time (including any ETP common units issued in connection with the pre-closing transactions described below) will remain unchanged and remain outstanding. In addition, each Class E Unit, Class G Unit, Class K Unit of ETP, as well as each Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit of ETP, that is issued and outstanding as of immediately prior to the effective time will, at the effective time, continue to be issued and outstanding and represent limited partner interests in ETP.

Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of ETE common units and ETP common units will fluctuate prior to the consummation of the merger, ETP common unitholders cannot be sure of the value of the merger consideration they will receive relative to the value of ETP common units that they are exchanging. For example, decreases in the market value of ETE common units will negatively affect the value of the merger consideration that ETP common unitholders receive, and increases in the market value of ETP common units may mean that the merger consideration that such unitholders receive will be worth less than the market value of the ETP common units that they are exchanging. See “Risk Factors—Risk Factors Relating to the Merger.”

ETE will not issue any fractional units in the merger. Instead, each holder of ETP common units that are converted pursuant to the merger agreement who otherwise would have received a fraction of an ETE common unit will be entitled to receive a whole ETE common unit.

At the effective time, each unvested award of ETP restricted units or ETP restricted phantom units outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holder thereof, cease to relate to or represent a right to receive ETP common units and will be converted into the right to receive a comparable restricted equity award with respect to ETE common units, on the same terms and conditions as were applicable to the corresponding award of ETP (including the right to receive distribution equivalents with respect to such award), except that the number of ETE common units covered by each such comparable award will be equal to the number of ETP common units subject to the corresponding award of ETP multiplied by the exchange ratio, rounded up to the nearest whole unit.

Pre-Closing Transactions

Subject to the conditions to the merger being satisfied or waived (other than conditions that by their nature are to be satisfied at closing, but subject to the satisfaction or waiver of those conditions), ETE, ETP Managing GP and ETP will, and will cause their respective affiliates to, cause the following pre-closing transactions to occur immediately prior to the effective time in the order set forth below:

•	ETE will contribute 2,263,158 Sunoco common units to ETP in exchange for 2,874,275 ETP common units;

•	ETP Managing GP will contribute 100% of the limited liability company interests in Sunoco GP to ETP in exchange for 42,812,389 ETP common units;

•	ETP Managing GP will contribute 12,466,912 USAC common units and 100% of the limited liability company interests in USA Compression GP to ETP in exchange for 16,134,903 ETP common units;

•	ETE will contribute the Lake Charles LNG Interests to ETP in exchange for 37,557,815 ETP common units;

•

ETE and ETP Managing GP will cause the conversion of the incentive distribution rights in ETP into, or cause ETP to purchase such incentive distribution rights in exchange for, 1,168,205,710 ETP common units;

•	ETE and ETP Managing GP will cause the cancellation of the Class I Units and Class J Units;

•

ETP Managing GP will cause the conversion of the approximate 1.0% economic general partner interest in ETP to a non-economic general partner interest in ETP and cause ETP to issue 18,448,341 ETP common units to ETP GP; and

•

in connection with the actions contemplated in the fifth, sixth and seventh bullets above, the ETP partnership agreement will be amended as set forth in the ETP LPA amendment attached as Annex C to this proxy statement/prospectus.

In connection with the closing of the merger, ETE has agreed to issue ETE Class A Units to ETE GP. The number of ETE Class A Units to be issued to ETE GP will allow ETE GP and its affiliates to retain their current voting interest in ETE following the completion of the merger. The ETE Class A Units will be entitled to vote together with the ETE common units, as a single class, on any matter for which the holders of ETE common units are entitled to vote, except as required by law. Additionally, without the approval of 66 2/3% of the ETE Class A Units, ETE may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the ETE Class A Units or amend the terms thereof. Following the closing of the merger, for so long as Kelcy Warren is an officer or a director of ETE GP, upon the issuance by ETE of additional ETE common units or any securities that have voting rights that are pari passu with the ETE common units, ETE will issue to the holder of ETE Class A Units a number of additional ETE Class A Units such that the holder maintains a voting interest in ETE with respect to its ETE Class A Units that is identical to its voting interest in ETE with respect to its ETE Class A Units prior to such issuance. The ETE Class A Units will not be entitled to distributions and otherwise have no economic attributes, except that the ETE Class A Units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to the holders of other classes or series of securities of ETE upon any liquidation, dissolution or winding up of ETE. The ETE Class A Units are not convertible into, or exchangeable for, ETE common units. Without the prior approval of a conflicts committee of the ETE Board, the ETE Class A Units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives.

Background of the Merger

The senior management, the ETE Board and the ETP Board regularly review operational and strategic opportunities to maximize value for their respective investors. In connection with these reviews, the management and boards of directors of ETE and ETP from time to time evaluate potential transactions that would further their respective strategic objectives. Over the last year, ETE and ETP have considered potential simplification transactions in an effort to reduce ETP’s cost of capital in order to increase unitholder value for each of ETE and ETP.

During this period, management of ETE and ETP made public statements regarding their desire to pursue such a transaction when management believed that these objectives could be achieved. Management of ETE and ETP also discussed with the ETE Board and the ETP Board, respectively, that management was continuously evaluating the prospect of pursuing a simplification transaction. As the retention of investment grade ratings from the three credit rating agencies is a critical component of the overall cost of capital for funding capital projects by ETP, the consideration of a simplification transaction by ETE and ETP was dependent upon management’s belief that the combined partnership would be able to maintain the investment grade ratings currently applicable to ETP’s public debt. Management of ETE and ETP considered several alternative structures for a potential simplification before more seriously considering the acquisition of ETP by ETE based on a range of exchange ratios that could have the effect of providing to ETP common unitholders a premium to the current trading price of the ETP common units while reducing the aggregate amount of cash distributions that the combined partnership would make to its unitholders following a combination, assuming the combined partnership continued to pay distributions at the same rate ETE paid distributions prior to a combination. Management of ETE and ETP considered this structure as the most attractive alternative for achieving the objective of decreasing the combined partnership’s equity cost of capital and believed the structure would allow the combined partnership to satisfy the rating agency criteria and achieve an investment grade rating following the transaction. Based on these considerations, management of ETE and ETP determined that it would be appropriate for this transaction structure to be presented to the ETE Board and the ETP Board for their consideration.

On July 7, 2018, ETE contacted a representative of Latham & Watkins LLP (“Latham”) regarding the potential engagement of Latham as legal advisor to the ETE Board in considering potential simplification transactions.

On July 13, 2018, the ETE Board convened for an informational meeting with Thomas P. Mason, Executive Vice President and General Counsel of ETE, Thomas E. Long, Group Chief Financial Officer of ETE, and other members of ETE management attending as guests. At this meeting, the ETE Board and ETE management discussed various strategic alternatives that ETE management had been considering over the past several months to address the constraints on ETP’s cost of capital. In addition, the ETE Board discussed the necessity for ETE to establish a conflicts committee in the future to evaluate potential conflicts of interest in any proposed transaction.

On July 17, 2018, ETP contacted a representative of Vinson & Elkins L.L.P. (“V&E”) regarding the potential engagement of V&E as legal advisor to ETP in connection with a potential simplification transaction.

On July 21, 2018, the ETE Board held a meeting to discuss midstream market trends and various strategic alternatives with ETE senior management to simplify the Energy Transfer organizational structure. In particular, the ETE Board discussed the following alternatives: (i) an acquisition of ETP by ETE in a unit-for-unit transaction; (ii) an acquisition of ETE by ETP in a unit-for-unit transaction; (iii) a transaction in which ETE would convert its economic general partner interest into a non-economic general partner interest and agree to the cancellation of its incentive distribution rights in ETP, in exchange for ETP common units; and (iv) a transaction in which ETE would agree to a reset of its incentive distribution rights in ETP, in exchange for ETP common units.

On July 24, 2018, the ETE Board held a meeting to discuss further the strategic alternatives considered at the meeting on July 21, 2018. After such discussion, the ETE Board determined that the potential acquisition by ETE of ETP would be the most beneficial alternative to both ETE and ETP, and authorized Kelcy Warren to submit a written proposal to ETP. The ETE Board also determined to establish the ETE Conflicts Committee and appointed as members Richard Brannon and Steven Anderson. The ETE Board delegated to the ETE Conflicts Committee the authority to, among other things, (i) review and evaluate the proposed transaction, (ii) negotiate the terms and conditions of the proposed transaction, and (iii) determine whether to approve the proposed transaction and to recommend approval of the proposed transaction to the ETE Board. The ETE Board also delegated to the Audit and Conflicts Committee of the ETE Board (the “ETE A&C Committee”), comprised of Mr. Brannon, Mr. Anderson and Mr. William Williams, the authority to review and evaluate the proposed transaction and to determine whether to approve the proposed transaction and recommend approval of the proposed transaction to the ETE Board. The ETE Board did not delegate to either the ETE Conflicts Committee or the ETE A&C Committee the authority to pursue alternative transactions with third parties or other strategic alternatives to the proposed transaction.

Following the ETE Board meeting, on July 24, 2018, Mr. Warren, as Chairman of the ETE Board, sent a written proposal to the ETP Board, which contemplated ETE’s acquisition of ETP in a unit-for-unit transaction, in which the ETP common units, other than those held by ETE and its subsidiaries, would each convert into the right to receive 1.194 ETE common units for each ETP common unit, representing an approximate 5.0% premium to ETP’s closing common unit price on July 23, 2018 (the “Initial ETE Offer”). The Initial ETE Offer also described ETE’s belief that the most advantageous transaction to achieve the desired objective of lowering ETP’s equity cost of capital and strengthening its balance sheet was the acquisition of ETP by ETE in an all-unit transaction, and that ETE intended to use the cash distribution savings as a result of the transaction to reduce the debt of the combined partnership and to fund capital projects.

Also on July 24, 2018, following the ETE Board meeting, the ETE Conflicts Committee held a telephonic meeting with Mr. Mason and representatives of Latham to discuss further the ETE Conflicts Committee’s role in the transaction, as well as potential legal advisors to the ETE Conflicts Committee.

Later in the day on July 24, 2018, the ETE Conflicts Committee held a telephonic meeting with representatives of Potter Anderson & Corroon LLP (“Potter Anderson”) and Latham. On the call, representatives of Potter Anderson discussed with the ETE Conflicts Committee their qualifications to serve as legal counsel to the ETE Conflicts Committee and prior engagements with the Energy Transfer family of companies. Latham then provided a brief overview of the proposed transaction, as well as timing considerations, following which the ETE Conflicts Committee dismissed the Latham representatives from the call. The ETE Conflicts Committee discussed with representatives of Potter Anderson the resolutions setting forth the ETE Conflicts Committee’s authority, and also discussed potential financial advisors that the ETE Conflicts Committee might engage for the proposed transaction. The ETE Conflicts Committee determined to engage Potter Anderson as legal counsel to the ETE Conflicts Committee. An engagement letter detailing the terms of Potter Anderson’s engagement was subsequently executed. The ETE Conflicts Committee also determined and authorized Potter Anderson to contact Citigroup Global Markets Inc. (“Citi”) in order to evaluate whether to engage Citi as the ETE Conflicts Committee’s financial advisor for the proposed transaction. After subsequent discussions among members of the ETE Conflicts Committee, representatives of Potter Anderson, and representatives of Citi, the ETE Conflicts Committee determined, based on, among other things, Citi’s reputation, experience and familiarity with ETE and ETP, to engage Citi as financial advisor to the ETE Conflicts Committee. In connection with its engagement, Citi disclosed to the ETE Conflicts Committee certain information regarding Citi’s material investment banking relationships with ETE, ETP, Sunoco and USAC during the prior two-year period.

Also on July 24, 2018, following receipt of the Initial ETE Offer, the ETP Board convened by teleconference with Mr. Mason, James M. Wright, General Counsel of ETP, W. Jason Healy, Associate General Counsel of ETP, and representatives of V&E to discuss the Initial ETE Offer. After review of the Initial ETE Offer and discussion with counsel, the ETP Board determined that, in light of the actual and potential conflicts of interest between ETP and the holders of ETP common units, other than ETP common units held by ETE and its affiliates, on the one hand, and ETP GP and its affiliates, on the other hand, the Initial ETE Offer and any transaction similar to the one proposed in the Initial ETE Offer should be subject to the evaluation, negotiation and approval of a committee of the ETP Board satisfying the requirements of a “Conflicts Committee” as defined in the ETP partnership agreement. After reviewing the requirements for Conflicts Committee service in the ETP partnership agreement and inquiring of Michael K. Grimm, David K. Skidmore and W. Brett Smith as to their eligibility to serve on the ETP Conflicts Committee, the ETP Board unanimously adopted resolutions creating an ETP Conflicts Committee and appointing Messrs. Grimm, Skidmore and Smith to the ETP Conflicts Committee, and delegated to the ETP Conflicts Committee the authority to (i) consider, review and evaluate any potential conflicts arising in connection with the proposed transaction and any related arrangements, (ii) consider, review, evaluate and negotiate (or delegate to any person the authority to negotiate) the terms and conditions of, and if so determined by the ETP Conflicts Committee, approve, the proposed transaction and any related arrangements, (iii) make any recommendations to the ETP Board regarding the proposed transaction and any related arrangements in light of such potential conflicts, and (iv) make any recommendations to the ETP unitholders regarding the proposed transaction and any related arrangements in light of such potential conflicts. In connection with determining that each of Messrs. Grimm, Skidmore and Smith satisfied the requirements to serve on the ETP Conflicts Committee under the ETP partnership agreement, the ETP Board discussed and considered, among other things, the fact that each of Messrs. Skidmore and Smith owned common units in ETE (as further described under “Interests of Directors and Executive Officers of ETP in the Merger—Economic Interests of ETP Managing GP Officers and Directors in ETP and ETE”) and that Mr. Smith had been a director of Sunoco from March 16, 2016 to March 6, 2018. The ETP Board did not authorize the ETP Conflicts Committee to pursue alternative transactions with third parties or other strategic alternatives to the proposed transaction.

Immediately following the ETP Board meeting, the ETP Conflicts Committee held an organizational meeting with representatives of ETP and V&E in attendance. The ETP Conflicts Committee discussed potential financial and legal advisors that could provide advice and analysis in connection with the ETP Conflicts Committee’s evaluation of the proposed transaction and their experiences with advisors in connection with certain previous transactions. Mr. Wright advised the ETP Conflicts Committee that Potter Anderson and Citi were expected to be engaged by the ETE Conflicts Committee. Following discussion and based in part on the prior experience of the ETP Conflicts Committee with Barclays and Richards Layton & Finger, P.A. (“RLF”), the ETP Conflicts Committee determined to seek to engage Barclays and RLF as its financial and legal advisors in connection with the proposed transaction, subject to reviewing information about the relationships between each of Barclays and RLF and the Energy Transfer family of companies and the negotiation of mutually acceptable engagement letters.

Following the ETP Conflicts Committee meeting on July 24, 2018, Mr. Grimm had a telephonic discussion with a representative of RLF to discuss its potential engagement as legal counsel to the ETP Conflicts Committee and with representatives of Barclays to discuss its potential engagement as financial advisor to the ETP Conflicts Committee.

Later on July 24, 2018, the ETP Conflicts Committee held an organizational meeting with representatives of ETP, V&E, Barclays and RLF in attendance. The ETP Conflicts Committee asked Barclays and RLF to provide information regarding their relationships with the Energy Transfer family of companies. The RLF representatives also explained certain responsibilities of the ETP Conflicts Committee in connection with the proposed transaction and the process for considering the proposed transaction. As further described under “The Merger—Opinion of the Financial Advisor to the ETP Conflicts Committee—General,” beginning on page 65 of this proxy statement/prospectus, on July 25, 2018, Barclays informed the ETP Conflicts Committee and RLF that as part of Barclays’ ongoing investment banking coverage efforts for ETE, Barclays employees, including certain members of the Barclays team which was proposing to advise (and did advise) the ETP Conflicts Committee in the transaction, had regularly met with ETE to discuss strategic and financing alternatives potentially available to ETE, including discussions regarding a potential business combination with ETP, and provided ETE with pitch materials and analyses with respect to such a possible combination. Barclays also provided written disclosure to the ETP Conflicts Committee and RLF, which was subsequently updated on August 1, 2018, as to the nature of its relationship and engagements for ETP, ETE, and their affiliates and the amount and nature of the fees it received from such parties over the previous two years.

On July 25, 2018, representatives of V&E sent RLF an overview of a proposed structure and transaction steps for the transaction, which had been prepared by ETE and ETP management in consultation with representatives of V&E and Latham.

Also on July 25, 2018, the members of the ETP Conflicts Committee and the ETE Conflicts Committee, together with representatives of ETP, V&E, RLF, Barclays, ETE, Latham, Potter Anderson, and Citi, attended a meeting at which Mr. Long, Dylan Bramhall, Senior Vice President-Finance and Treasurer of ETP, and Mr. Mason reviewed with the group ETE’s and ETP’s business and operations, including a review of each of ETP’s and ETE’s business segments and future expected growth projects. The representatives of ETP and ETE also reviewed financial projections for the respective companies and addressed questions from the ETP Conflicts Committee, ETE Conflicts Committee and their respective advisors.

On July 26, 2018, Latham provided a draft merger agreement to Potter Anderson for review on behalf of the ETE Conflicts Committee. On July 27, 2018, Latham provided a draft merger agreement to V&E that reflected Potter Anderson’s input. The draft merger agreement did not address the economic terms of the proposed merger.

On July 28, 2018, the ETE Conflicts Committee held a telephonic meeting with representatives of Potter Anderson and Citi. At the ETE Conflicts Committee’s request, Citi provided an overview of, among other things, general trends in the midstream oil and gas industry, certain investor perspectives with respect to master limited partnerships, simplification transactions undertaken by certain midstream companies and the rationale for and market reactions to such transactions.

On July 29, 2018, the ETP Conflicts Committee held a meeting with representatives of ETP, V&E and RLF. The ETP Conflicts Committee reviewed information provided by Barclays regarding its relationships with ETE, ETP and the other members of the Energy Transfer family of companies, which information is more fully described under “Opinion of the Financial Advisor to the ETP Conflicts Committee—General.” The ETP Conflicts Committee had discussions regarding such relationships, as well as Barclays’ experience and qualifications. ETP management’s expressed confidence in Barclays, Barclays’ familiarity with the Energy Transfer family of companies and the fees requested by Barclays. After considering all the factors and circumstances—including Barclays’ relationships with the Energy Transfer family of companies and Barclays’ experience and qualifications to provide high-quality financial advice to the ETP Conflicts Committee in connection with its consideration of the proposed transaction—the ETP Conflicts Committee determined to engage Barclays as its financial advisor. An engagement letter detailing the terms of Barclays’ engagement was subsequently executed. The ETP Conflicts Committee also reviewed information provided by RLF regarding its relationships with the Energy Transfer family of companies and had discussions regarding the experience and qualifications of RLF and its familiarity with the Energy Transfer family of companies. The ETP Conflicts Committee determined that RLF had the requisite experience and qualifications to provide high-quality legal advice to the ETP Conflicts Committee in connection with its consideration of the proposed transaction and determined to engage RLF as its legal advisor. An engagement letter detailing the terms of RLF’s engagement was subsequently executed.

Later on July 29, 2018, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF. Barclays made a presentation to the ETP Conflicts Committee regarding, among other things, (i) the recent performance of ETE and ETP, (ii) certain potential alternatives for ETP to the proposed transaction, and

(iii) Barclays’ preliminary financial analysis of the proposed transaction. The potential alternatives to the proposed transaction presented to the ETP Conflicts Committee included (i) ETP maintaining the status quo, (ii) ETP acquiring the outstanding equity of ETE or the incentive distribution rights in ETP held by ETE, or (iii) ETP decreasing the distribution on its common units. The ETP Conflicts Committee and its advisors also discussed the rationale for the proposed transaction from the perspective of ETP and the unaffiliated ETP common unitholders, the financial projections provided by management and the growth projects included in management’s financial projections.

On July 30, 2018, the ETE Conflicts Committee held a meeting with representatives of Potter Anderson and Citi. Among other things discussed during the meeting were potential benefits of and certain considerations regarding certain alternatives to the proposed transaction, including ETP acquiring ETE, ETP acquiring the incentive distribution rights in ETP held by ETE, and a resetting of the incentive distribution rights in exchange for common units of ETP. Citi also discussed certain financial matters relating to ETP and ETE and preliminary financial perspectives regarding the proposed transaction. Also during the meeting, Potter Anderson reviewed with the ETE Conflicts Committee their duties and obligations in connection with the proposed transaction.

On July 30, 2018, the ETP Conflicts Committee held a series of meetings with representatives of Barclays and RLF to discuss the proposed transaction. The ETP Conflicts Committee also invited representatives of ETE and ETP and representatives of V&E to attend portions of its meetings to solicit their views on, among other things, (i) the financial projections provided by management and potential upside or downside scenarios thereto, (ii) potential alternatives for ETP to the proposed transaction, and (iii) potential investor and rating agency reactions to the proposed transaction. In executive session with representatives of Barclays and RLF in attendance, the ETP Conflicts Committee engaged in further consideration of Barclays’ preliminary financial analysis of the proposed transaction and the alternatives for ETP to the proposed transaction, as well as the potential reaction of the unaffiliated ETP common unitholders to the proposed transaction. Following consideration, the ETP Conflicts Committee concluded that it would make a counteroffer to ETE in which ETE would acquire the ETP common units not already held by ETE and its subsidiaries in a unit-for-unit exchange at an exchange ratio of 1.42 ETE common units for each ETP common unit, representing an approximate 24.8% premium based on closing prices for ETP common units and ETE common units on July 23, 2018, and the proposed transaction would be conditioned on obtaining the approval of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders (the “ETP Counter”). The ETP Conflicts Committee then delivered a letter to the ETE Conflicts Committee detailing the ETP Counter.

Following the receipt of the ETP Counter on July 30, 2018, the ETE Conflicts Committee held a series of meetings with representatives of Potter Anderson and Citi to discuss the ETP Counter. Among other things, the ETE Conflicts Committee discussed with its advisors the proposed exchange ratio and other aspects of the ETP Counter, including the request that the proposed transaction would be conditioned on obtaining the approval of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders. In addition, the ETE Conflicts Committee reviewed certain updated information previously provided by Citi to the ETE Conflicts Committee regarding Citi’s material investment banking relationships with ETE, ETP, Sunoco and USAC during the prior two-year period. Following discussion and consideration, the ETE Conflicts Committee determined to make a counter proposal for ETE to acquire ETP in a unit-for-unit exchange at an exchange ratio of 1.222 ETE common units for each ETP common unit, representing an approximate 7.3% premium based on the closing prices for the common units of each of ETP and ETE on July 23, 2018, and also accepting the ETP Conflicts Committee’s request that the transaction be conditioned on obtaining the approval of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders (the “Second ETE Offer”). Later in the day on July 30, 2018, the ETE Conflicts Committee delivered a letter to the ETP Conflicts Committee detailing the Second ETE Offer.

Also throughout the day on July 30, 2018, senior management of ETP and ETE discussed proposed transaction details and due diligence matters with representatives of the ETP Conflicts Committee’s and the ETE Conflicts Committee’s respective legal and financial advisors. In addition, representatives of V&E and RLF met in person to discuss issues identified in the initial draft of the merger agreement and related matters. Representatives of V&E also had preliminary discussions with representatives of Latham regarding provisions in the merger agreement, including (i) the restrictions on ETP’s and ETE’s ability to engage in certain activities after the execution of the merger agreement and prior to closing, (ii) the representations and warranties given by ETP and ETE, particularly in light of the overlapping management and knowledge of the two entities, (iii) the inclusion of each of the general partners of ETP and ETE as parties to the merger agreement, and (iv) the remedies and termination provisions.

Following receipt of the Second ETE Offer, in the evening of July 30, 2018, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF to discuss the proposed transaction and the Second ETE Offer made by the ETE Conflicts Committee. Following consideration of the Second ETE Offer and Barclays’ preliminary financial analysis of the proposed transaction and the Second ETE Offer, the ETP Conflicts Committee concluded that it would make a counteroffer to ETE in which ETE would acquire the ETP common units not already held by ETE and its subsidiaries in a unit-for-unit exchange at an exchange ratio of 1.4 ETE common units for each ETP common unit, representing an approximate 23.1% premium based on closing prices for ETP common units and ETE common units on July 23, 2018 (the “Second ETP Counter”). The ETP Conflicts Committee noted that an agreement had been reached that the proposed transaction would be conditioned on obtaining the approval of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders.

On the morning of July 31, 2018, RLF delivered a letter containing the Second ETP Counter to the ETE Conflicts Committee as instructed by the ETP Conflicts Committee. Thereafter, the ETP Conflicts Committee held a series of meetings with representatives of Barclays and RLF to discuss the proposed transaction. The ETP Conflicts Committee received a presentation from RLF regarding the duties and obligations of the ETP Conflicts Committee in connection with the proposed transaction. In addition, the ETP Conflicts Committee invited representatives of V&E to attend a portion of its meetings to participate in discussions regarding the terms of the proposed merger agreement and certain changes to the proposed merger agreement prepared by V&E and RLF. Following discussion, the ETP Conflicts Committee authorized V&E and RLF to send a revised version of the merger agreement to Latham, Potter Anderson, and ETE. The draft merger agreement included the requirement that holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders must vote to approve the transaction.

Also on the morning of July 31, 2018, the ETE Board held a meeting with senior management and representatives of Latham present. During the meeting, Messrs. Long and Mason provided the ETE Board with an update on the transaction, while Mr. Brannon provided an update on the negotiations described above between the ETE Conflicts Committee and the ETP Conflicts Committee. Mr. Mason and a representative from Latham also led the ETE Board through a discussion regarding the dilution to the equity ownership of ETE GP and its affiliates as a result of the proposed transaction with ETP, and provided the ETE Board with an overview of ETE’s and ETP’s financial performance under the direct and indirect control of ETE GP, the increased activism in the energy industry and the control provisions in the existing ETE partnership agreement. Mr. Mason also discussed the contractual preemptive right of ETE GP set forth in the ETE partnership agreement that provides ETE GP the right to acquire, in connection with any issuance of common units by ETE, additional ETE common units to allow ETE GP to maintain the percentage interest of ETE GP and its affiliates of ETE’s outstanding common units prior to any such transaction. After such discussion, Mr. Warren proposed to the ETE Board that, as part of the proposed transaction, ETE issue a new security, the ETE Class A Units, to ETE GP that would, among other things, enable ETE GP and its affiliates to retain their current voting percentage interests in ETE following the consummation of the proposed merger and require a separate class vote of the ETE Class A Units in order to remove ETE’s general partner. Mr. Warren, the owner of a controlling interest in ETE GP, stated that he would not be inclined to support the proposed transaction without the issuance of the ETE Class A Units. Mr. Mason provided additional detail regarding the ETE Class A Units, and after a discussion with the ETE Board, the ETE Board authorized Mr. Mason to inform the ETE Conflicts Committee and the ETP Conflicts Committee of the proposal to issue ETE Class A Units to ETE GP and the terms of such units.

Also on the morning of July 31, 2018, Mr. Mason and representatives of Latham provided to the ETE Conflicts Committee, the ETP Conflicts Committee and their respective legal advisors a written proposal regarding the issuance of ETE Class A Units to ETE GP. As set forth in the proposal, the ETE Class A Units would be entitled to a voting interest (the “Class A Unit voting interest”) that together with the voting interest held by ETE GP and its affiliates immediately following the proposed merger is equal to the voting interest of ETE GP and its affiliates prior to the proposed merger. The proposed terms of the ETE Class A Units provided that the Class A units would generally vote together with the ETE common units as a single class but would also be entitled to a separate class vote on any vote to remove ETE GP as the general partner. The proposal also specified that, upon the issuance by ETE of any common units or other securities with voting rights pari passu with the common units, ETE would be required to issue additional ETE Class A Units to the Class A unitholders such that the ETE Class A Units would retain the Class A Unit voting interest. Mr. Mason also explained that the ETE Class A Units would generally not be transferable by the holder(s) without the consent of the ETE Conflicts Committee unless a transfer was to an affiliate of such holder(s).

Subsequent to the ETE Board meeting on July 31, 2018, the ETE Conflicts Committee met with representatives of Potter Anderson and Citi to discuss the Second ETP Counter. The ETE Conflicts Committee and its advisors discussed, among other things, the proposed exchange ratio of 1.400 ETE common units for each ETP common unit not already held by ETE and its subsidiaries. After discussion and consideration, the ETE Conflicts Committee determined to make a counter proposal for ETE to acquire ETP in a unit-for-unit exchange at an exchange ratio of 1.234 ETE common units for each ETP common unit not already held by ETE and its subsidiaries, representing an approximate 8.5% premium based on the closing prices for ETP common units and ETE common units on July 23, 2018 (the “Third ETE Offer”). The ETE Conflicts Committee also discussed with representatives of Potter Anderson and Citi the proposal regarding the issuance of ETE Class A Units to ETE GP. Subsequently, the ETE Conflicts Committee delivered a letter to the ETP Conflicts Committee detailing the Third ETE Offer. After the ETE Conflicts Committee meeting, the ETE Conflicts Committee, together with its advisors, met with Mr. Mason and representatives of Latham to discuss the proposed new ETE Class A Units.

Also on the morning of July 31, 2018, following receipt of the Third ETE Offer, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF to discuss the proposed transaction and the Third ETE Offer made by the ETE Conflicts Committee. The ETP Conflicts Committee considered the terms of the Third ETE Offer and financial and legal analysis provided by its advisors. The ETP Conflicts Committee discussed, among other things, the effect of the proposed transaction on the amount of distributions that unaffiliated ETP common unitholders could expect to receive on a quarterly basis, the potential benefits and impact of an exchange ratio that provided unaffiliated ETP common unitholders with more ETE common units and the condition that the transaction be approved by the holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders. Following discussion, the ETP Conflicts Committee determined that it would request a meeting with the ETE Conflicts Committee to explain its perspectives on the proposed transaction and to make a counteroffer to ETE in which ETE would acquire the ETP common units not already held by ETE and its subsidiaries in a unit-for-unit exchange at an exchange ratio of 1.3 ETE common units for each ETP common unit, representing an approximate 14.3% premium based on the closing prices for the common units of each of ETP and ETE on July 23, 2018 (the “Third ETP Counter”).

Later in the morning of July 31, 2018, Mr. Mason and representatives of Latham held a meeting with the ETE Conflicts Committee, the ETP Conflicts Committee and the conflicts committees’ respective legal and financial advisors to discuss the proposed ETE Class A Units. Mr. Mason addressed a number of questions from the ETP Conflicts Committee and representatives of RLF, V&E and Potter Anderson.

Later on July 31, 2018, following Mr. Mason’s review of the proposed ETE Class A Units, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF. The ETP Conflicts Committee considered the potential impact of the ETE Class A Units on the proposed transaction and the consideration to be received by the unaffiliated ETP common unitholders as part of the proposed transaction. Following consideration, the ETP Conflicts Committee determined to propose that the terms of the ETE Class A Units be modified to eliminate the class vote on removal of ETE’s general partner and to modify the terms such that ETE GP and its affiliates would maintain the same relative voting interest in ETE (through the ownership of ETE Class A Units and its continued ownership of ETE common units) that ETE GP and its affiliates had prior to the proposed transaction but that, after the proposed transaction, the ETE Class A Units would only continue to maintain their relative voting interest until such time as Mr. Warren ceased to be involved in the management of ETE GP. The ETP Conflicts Committee authorized the RLF representatives to deliver such feedback to ETE and its advisors.

Later on July 31, 2018, the ETE Conflicts Committee and the ETP Conflicts Committee met to negotiate the exchange ratio for the proposed transaction. At this meeting, the ETP Conflicts Committee delivered and explained its rationale for, the Third ETP Counter to the ETE Conflicts Committee. In response, the ETE Conflicts Committee proposed an exchange ratio of 1.25 ETE common units for each ETP common unit.

Later on July 31, 2018, the ETE Conflicts Committee met with representatives of Potter Anderson and Citi to discuss the negotiation of the exchange ratio and the proposed ETE Class A Units. Following discussion and consideration, the ETE Conflicts Committee determined that it would be appropriate for the terms of the proposed transaction to provide for the issuance of ETE Class A Units to ETE GP in order for ETE GP and its affiliates to maintain their relative voting position in connection with the proposed transaction; however, the ETE Conflicts Committee determined that the terms of the ETE Class A Units should not provide for a separate class vote on removal of the general partner and should not maintain the relative ETE Class A Unit voting interest in perpetuity. The ETE Conflicts Committee also determined that, without approval of the ETE Conflicts Committee, the transferability of the ETE Class A Units should be limited to transfers solely for estate planning purposes. The ETE Conflicts Committee directed Potter Anderson to meet with RLF, as counsel to the ETP Conflicts Committee, to discuss each side’s reaction to the requested terms of the ETE Class A Units.

Later on July 31, 2018, V&E provided comments to the merger agreement, which reflected the ETP Conflicts Committee’s input, to Latham and the ETE Conflicts Committee. V&E’s comments to the merger agreement included a requirement that the proposed transaction be subject to the approval of holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders, in addition to the requirement under the ETP partnership agreement that the transaction be approved by holders of a majority of the ETP common units. Additionally, the revised draft from V&E contemplated a termination fee equal to 2% of the equity value of the transaction and a $30 million expense reimbursement cap.

Later in the afternoon on July 31, 2018, representatives of Potter Anderson and RLF met, on behalf of the ETE Conflicts Committee and the ETP Conflicts Committee, respectively, to discuss the requested terms of the ETE Class A Units.

Later on July 31, 2018, the members of the ETE Conflicts Committee and the ETP Conflicts Committee met with Mr. Warren, acting on behalf of ETE GP as the ETE general partner, and Messrs. Long and Mason to discuss the exchange ratio for the proposed transaction. At such meeting, the ETP Conflicts Committee continued to propose a 1.3 exchange ratio for the proposed transaction and the ETE Conflicts Committee expressed support for an exchange ratio of 1.27 ETE common units for each ETP common unit.

Subsequently, the ETE Conflicts Committee met with representatives of Potter Anderson to report on the meeting with the members of the ETP Conflicts Committee and Mr. Warren and to discuss the ETE Conflicts Committee’s response to the proposed ETE Class A Units, and directed Potter Anderson to provide the ETE Conflicts Committee’s feedback to Mr. Mason.

Following the ETE Conflicts Committee meeting, representatives of Potter Anderson and RLF relayed to Mr. Mason and Latham feedback from the ETE Conflicts Committee and the ETP Conflicts Committee with respect to the terms of the proposed ETE Class A Units. In particular, legal counsel noted that the conflicts committees were opposed to the separate class vote of the ETE Class A Units with respect to any vote on the removal of ETE GP as the general partner. In addition, legal counsel relayed that the conflicts committees were opposed to allowing the ETE Class A Units to retain the ETE Class A Unit voting interest in perpetuity. Instead, the conflicts committees proposed that the holder(s)’ right to receive additional ETE Class A Units upon the issuance by ETE of common units or other securities with voting rights pari passu to the common units should terminate at the time that Mr. Warren ceased to be involved in the management of ETE GP. Further, the conflicts committees proposed that ETE GP waive its preemptive right in connection with the issuance of ETE common units in the merger and that only transfers by the holder(s) for estate planning purposes be permitted without ETE Conflicts Committee’s approval.

Later on July 31, 2018, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF. The ETP Conflicts Committee updated its advisors regarding its meetings with the ETE Conflicts Committee and representatives of ETE. The ETP Conflicts Committee and its advisors further considered the proposed transaction, including the preliminary financial analysis prepared by Barclays and the rationale for the proposed transaction. The ETP Conflicts Committee discussed the potential for an acceptable exchange ratio of less than 1.3 ETE common units for each ETP common unit. The RLF representatives also reported on their discussions with Mr. Mason, and representatives of Latham and Potter Anderson regarding the ETE Class A Units.

Later in the day on July 31, 2018, Latham sent a revised draft of the merger agreement to V&E. The draft provided by Latham reflected the requirement that the transaction be approved by holders of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders, as well as the $30 million expense reimbursement cap. However, ETE proposed a termination fee equal to 4% of the equity value of the transaction.

Later in the day on July 31, 2018, Mr. Mason reported to representatives of Potter Anderson and RLF that Messrs. Warren and Davis (in their capacities as sole members of ETE GP) were agreeable to a waiver of ETE GP’s preemptive right in connection with the merger and also agreeable to the proposed revisions to the terms of the ETE Class A Units, provided that the right to receive additional ETE Class A Units upon the issuance by ETE of common units or other securities with voting rights pari passu to the common units would only terminate if Mr. Warren ceased to be an officer or director of ETE GP.

Later in the day on July 31, 2018, Latham sent a draft of the ETE LPA amendment, which included the proposed terms of the ETE Class A Units, to V&E, Potter Anderson and RLF. The draft reflected the discussions regarding the ETE Class A Units had among the ETE Conflicts Committee, the ETP Conflicts Committee, ETE and representatives of Latham earlier in the day.

On the morning of August 1, 2018, the ETE Board held a meeting with management and representatives of Latham and Potter Anderson in attendance. All members of the ETE Board were present. At the meeting, management updated the ETE Board as to the status of negotiations, including with respect to the ETE Class A Units. Mr. Brannon also provided an update to the ETE Board on the status of negotiations relating to the exchange ratio. Representatives of Latham summarized the terms of the draft merger agreement for the ETE Board.

Following the ETE Board meeting, the ETE Conflicts Committee met with representatives of Potter Anderson and Citi to discuss the status of the transaction documents, the proposed terms of the ETE Class A Units, and the anticipated negotiations with the ETP Conflicts Committee with respect to the exchange ratio. The ETE A&C Committee subsequently held a meeting, together with representatives of Potter Anderson, to discuss the proposed transaction.

Later in the morning of August 1, 2018, the ETE Conflicts Committee and the ETP Conflicts Committee met to negotiate the final exchange ratio for the proposed transaction, and, at the conclusion of such negotiations, the ETE Conflicts Committee and the ETP Conflicts Committee agreed to an exchange ratio of 1.28 ETE common units for each ETP common unit, subject to resolution of the final terms included in the definitive documents.

On August 1, 2018, V&E provided comments to the merger agreement to Latham. The comments reflected a termination fee equal to 3% of the equity value of the transaction. Later in the day, Latham provided a revised draft of the merger agreement, which reflected a 3% termination fee as proposed by V&E. Also throughout the day on August 1, 2018, revised drafts of the merger agreement and the ETE LPA amendment, and a draft waiver of preemptive rights by ETE GP, were exchanged among Latham, V&E, RLF and Potter Anderson.

Later in the morning of August 1, 2018, the ETP Board held a meeting at which representatives of V&E and ETP management were present. During the meeting, the ETP Conflicts Committee provided an update to the ETP Board as to its process to date, including that the ETP Conflicts Committee and ETE Conflicts Committees agreed to an exchange ratio of 1.28 ETE common units for each ETP common unit, subject to resolution of the final terms included in the definitive documents. Representatives of V&E summarized the terms of the merger agreement, including the closing conditions, the representations and warranties, the operating covenants, the deal protections (including the no-shop provisions and related exceptions, the ETP Board’s ability to change its recommendation and to negotiate alternative proposals, termination events, termination fees, and expense reimbursement), the amendment and waiver provisions, and governing law.

During the early afternoon of August 1, 2018, the ETE Conflicts Committee held a meeting with its legal and financial advisors to discuss the proposed transaction. At this meeting, among other matters, Potter Anderson updated the ETE Conflicts Committee regarding the terms of the merger agreement, including the issuance of the ETE Class A Units, the ETE LPA amendment, and the waiver by ETE GP of its preemptive rights in connection with ETE’s issuance of common units in the proposed transaction. Also during this meeting, Citi discussed with the ETE Conflicts Committee certain financial perspectives regarding the exchange ratio of 1.28 ETE common units for each ETP common unit agreed upon by the ETE Conflicts Committee and the ETP Conflicts Committee. Following a discussion and consideration of the proposed transaction, the ETE Conflicts Committee unanimously in good faith (i) determined that the proposed transaction, including the ETE Class A Unit issuance, on the terms and conditions set forth in the merger agreement and the ETE LPA amendment, were advisable, fair and reasonable to ETE and in the best interests of ETE and its unaffiliated unitholders, (ii) approved the merger agreement, the ETE LPA amendment and the proposed transaction, including the ETE Class A Unit issuance (with such approval constituting “Special Approval” for all purposes under the ETE partnership agreement), and (iii) recommended that the ETE Board approve the merger agreement, the ETE LPA amendment, and the proposed transactions, including the ETE Class A Unit issuance.

Following the ETE Conflicts Committee meeting, on August 1, 2018, the ETE A&C Committee held a meeting, together with representatives of Potter Anderson and Citi, to discuss the proposed transaction. At this meeting, among other matters, Mr. Brannon and Mr. Anderson provided an update as to the process engaged in by the ETE Conflicts Committee, including the negotiation of the exchange ratio, and the ETE Conflicts Committee’s earlier determination and approval of the proposed transaction, Potter Anderson updated the ETE A&C Committee regarding the terms of the merger agreement, including the issuance of the ETE Class A Units and the ETE LPA amendment, and, as requested by the ETE Conflicts Committee, Citi discussed with the ETE A&C Committee certain financial perspectives as previously discussed with the ETE Conflicts Committee regarding the exchange ratio of 1.28. Following a discussion regarding the proposed transaction, the merger agreement, the Class A Unit issuance and related matters, the ETE A&C Committee approved, and resolved to recommend that the ETE Board approve, the merger agreement and the ETE LPA amendment, and the transactions contemplated thereby, including the merger and the Class A Unit issuance (with such approval constituting “Special Approval” for all purposes under the ETE GP limited liability company agreement).

Following the ETE Conflicts Committee and ETE A&C Committee meetings, on August 1, 2018, the ETE Board held a board meeting, which ETE management and representatives of Latham attended. All members of the ETE Board were present. Mr. Brannon provided the ETE Board an update on the 1.28 exchange ratio, as well as the process undertaken by the ETE Conflicts Committee. Following that discussion, Mr. Brannon, on behalf of the ETE Conflicts Committee and the ETE A&C Committee, then advised the ETE Board that both committees had approved the merger agreement and related transactions, including the issuance of the ETE Class A Units, and recommended that the ETE Board approve the merger agreement and related transactions. The ETE Board then discussed various legal, financial and other considerations relating to the proposed transaction, including factors that supported approving the proposed transaction and factors that did not support approving the proposed transaction, and following such discussion, the ETE Board determined that it was in the best interests of ETE and its partners, and declared it advisable, for ETE GP and ETE to enter into the merger agreement, and the ETE Board approved and adopted the merger agreement and the transactions contemplated thereby, including the merger and the issuance of the new ETE Class A Units.

Also during the early afternoon of August 1, 2018, the ETP Conflicts Committee held a meeting with representatives of Barclays and RLF. Prior to the meeting, substantially final versions of the merger agreement, the ETE LPA amendment, the ETP LPA amendment and other ancillary documents were distributed to the ETP Conflicts Committee. The ETP Conflicts Committee reviewed the rationale for the merger (which rationale included the reasons set forth under “—Recommendation of the ETP Board; Reasons for the Merger”). The RLF representatives provided the ETP Conflicts Committee with an overview of various matters relating to the proposed transaction, including updates to the definitive documents. Representatives of Barclays reviewed Barclays’ financial analysis of the proposed transaction with the ETP Conflicts Committee. Upon the request of the ETP Conflicts Committee, Barclays delivered an oral opinion as of August 1, 2018, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that the exchange ratio to be offered to the unaffiliated ETP common unitholders was fair, from a financial point of view, to the unaffiliated ETP common unitholders. Following such discussion and receipt of the Barclays opinion, the ETP Conflicts Committee unanimously (i) determined in good faith that the proposed transaction, including the merger agreement and the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement and the ETP LPA amendment, are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders, (ii) approved the proposed transaction (including the merger agreement and the ETP LPA amendment), upon the terms and conditions set forth in the merger agreement and the ETP LPA amendment, with such approval constituting “Special Approval” for all purposes under the ETP partnership agreement, and (iii) resolved to recommend that the ETP Board approve the proposed transaction upon the terms set forth in the merger agreement and the ETP LPA amendment and submit the merger agreement to the holders of ETP common units for approval and recommend the approval of the merger agreement by the holders of ETP common units.

Later on the afternoon of August 1, 2018, following the ETE Board meeting and the ETP Conflicts Committee meeting, the ETP Board held a meeting at which representatives from ETP management and V&E also participated. Prior to the meeting, substantially final versions of the merger agreement, ETE LPA amendment, the ETP LPA amendment and other ancillary documents were distributed to the ETP Board, and during the meeting representatives of V&E summarized the key changes to the terms of the merger agreement since the morning meeting of the ETP Board. The ETP Conflicts Committee then reviewed with the ETP Board its process in evaluating, negotiating and recommending the merger to the ETP Board, and its rationale therefore (which rationale included the reasons set forth under “—Recommendation of the ETP Board; Reasons for the Merger”). Mr. Grimm further advised the ETP Board that the ETP Conflicts Committee had approved the merger agreement, that such approval was intended to constitute “Special Approval” under the ETP partnership agreement, and that the ETP Conflicts Committee recommended that the ETP Board approve the merger agreement, submit the merger agreement to ETP’s limited partners for approval and recommend that ETP’s limited partners approve the merger agreement. Following this recommendation, representatives of V&E reviewed with the members of the ETP Board their obligations under the ETP partnership agreement as well as the provisions in the ETP partnership agreement that provide that ETP GP will be deemed to have acted in “good faith” and in compliance with the ETP partnership agreement so long as, among other things, either the ETP Conflicts Committee had granted “Special Approval” of the proposed transactions or the proposed transactions were approved by ETP unaffiliated unitholder approval, as required by the terms of the merger agreement. After discussion of various considerations relating to the proposed transaction, the ETP Board determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment, were advisable, fair and reasonable to and in the best interests of ETP and its partners, and declared it advisable, for ETP to enter into the merger agreement, and the ETP Board approved and adopted the merger agreement and the transactions contemplated thereby, including the merger.

On August 1, 2018, the parties finalized and executed the merger agreement and issued a press release announcing the transaction.

Recommendation of the ETP Board; Reasons for the Merger

The ETP Conflicts Committee consists of three directors: Michael K. Grimm, David K. Skidmore and W. Brett Smith. Each of Messrs. Grimm, Skidmore and Smith satisfy the requirements to serve on the “Conflicts Committee” as such term is defined in the ETP partnership agreement. According to the ETP partnership agreement the “Conflicts Committee” must consist of a committee of the ETP Board composed entirely of two or more directors who are not (a) security holders, officers or employees of ETP GP, (b) officers, directors (other than members of the ETP Board) or employees of any affiliate of ETP GP or (c) holders of any ownership interest in the partnership group (as defined in the ETP partnership agreement), consisting of ETP, Sunoco Logistics Partners Operations L.P. and any subsidiary of any such entity, other than ETP common units. The directors serving on the ETP Conflicts Committee must also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the SEC promulgated thereunder and by the NYSE.

The ETP Board authorized the ETP Conflicts Committee to (i) consider, review and evaluate any potential conflicts arising in connection with the merger and any other arrangements or agreements related to the proposed merger (“related arrangements”); (ii) consider, review, evaluate and negotiate (or delegate to any person the authority to negotiate) the terms and conditions of, and if so determined by the ETP Conflicts Committee, approve, the proposed merger and any related arrangements; (iii) make any recommendations to the ETP Board regarding the proposed merger and any related arrangements in light of such potential conflicts and (iv) make any recommendations to the holders of ETP common units regarding the proposed merger and any related arrangements in light of such potential conflicts.

The ETP Conflicts Committee retained, and was advised by, Richards, Layton & Finger, P.A. (“RLF”) as its outside legal counsel and Barclays as its financial advisor. The ETP Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted a review and evaluation of ETE’s proposal, considered other alternatives to the merger, including maintaining the status quo, and conducted, with the assistance of its advisors, negotiations with ETE and its representatives with respect to ETE’s proposal, the merger agreement and other related arrangements. ETP retained Vinson & Elkins L.L.P. as its outside legal counsel.

The ETP Conflicts Committee, by unanimous vote at a meeting held on August 1, 2018, (i) determined in good faith that the proposed merger, including the merger agreement and the ETP LPA amendment and the transactions contemplated thereby, on the terms and conditions set forth in the merger agreement and the ETP LPA amendment are advisable and fair and reasonable to ETP, and in the best interests of ETP and the unaffiliated ETP common unitholders; (ii) approved the proposed merger (including the merger agreement and the ETP LPA amendment), upon the terms and conditions set forth in the merger agreement and the ETP LPA amendment, with such approval constituting “Special Approval” (as defined in the ETP partnership agreement) for all purposes under the ETP partnership agreement; and (iii) resolved to recommend that the ETP Board: (A) approve the proposed merger (including the merger agreement and the ETP LPA amendment and the transactions contemplated thereby) and (B) submit the merger agreement to the holders of common units of ETP for approval and recommend adoption of the merger agreement by the holders of ETP common units.

Based on the ETP Conflicts Committee’s recommendation, the ETP Board, by unanimous vote at a meeting held on August 1, 2018, (i) determined that the form, terms and provisions of the merger agreement and the transactions contemplated thereby, including the merger and the ETP LPA amendment, are advisable, fair and reasonable to and in the best interests of ETP and ETP’s limited partners, (ii) approved and adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, in all respects, (iii) authorized and empowered ETP Managing GP and ETP to enter into the merger agreement and to consummate the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement and (iv) resolved to recommend to the holders of ETP common units that such holders vote in favor of the adoption of the merger agreement.

The ETP Conflicts Committee and the ETP Board viewed the following factors as being generally positive or favorable in coming to their determinations and recommendation with respect to the merger:

•	The financial terms offered to the holders of ETP common units, including:

•	The consideration to be paid to holders of ETP common units of 1.28 ETE common units for each ETP common unit, represents:

•	A 15% premium to the 10-day volume-weighted average closing price for the period ended on August 1, 2018 (the last trading day before the announcement of the merger agreement).

•	An 11% premium to ETP’s closing price on August 1, 2018 (the last trading day before the announcement of the merger agreement).

•	The fact that the exchange ratio is fixed and therefore not subject to negative trading discrepancies.

•

The fact that the unaffiliated unitholders of ETP should not recognize gain or loss as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or any deemed sale of ETE common units pursuant to the withholding provisions of the merger agreement and except to the extent that any Section 707 consideration causes the merger to be treated as a “disguised sale”).

•

Holders of ETP common units would be entitled to the right to receive ETE common units at the exchange ratio, which is a price the ETP Conflicts Committee viewed as fair and reasonable in light of ETP’s recent and projected financial performance and past trading prices of the ETP common units and in light of the strengths of the surviving entity and benefits to be received by the holders of ETP common units, including, among others:

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The merger eliminates the burden on ETP’s cost of capital resulting from the level of incentive distributions payable to ETE, which could from time to time make it more challenging for ETP to pursue accretive acquisitions and relatively more expensive to fund its capital expenditure program.

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The ETP Conflicts Committee’s expectation that the transaction will strengthen and enhance the pro forma balance sheet of the combined partnership by utilizing higher retained cash flow to further delever and to fund a portion of ETP’s robust growth capital expenditure program.

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The expectation that the combined partnership’s increased distribution coverage will provide distribution stability and long-term growth prospects, enhancing funding optionality and reducing reliance on capital markets.

•	The ETP Conflicts Committee’s expectation that ETE common units after the merger will trade better on a number of metrics relative to how the ETP common units have traded on a historic basis.

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The ETP Conflicts Committee’s expectation that the pro forma partnership will retain a strong investment-grade credit rating, which expectation is based on discussions between management and the rating agencies.

•	The ETP Conflicts Committee’s expectation that the merger will be distributable cash flow accretive to current holders of ETP common units starting in the year 2020.

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The financial presentation and opinion of Barclays, dated August 1, 2018, stating that as of such date, and based upon and subject to the qualifications, limitations and assumptions stated therein, from a financial point of view, the exchange ratio to be offered to the unaffiliated ETP common unitholders in the proposed merger is fair to such unitholders.

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The ETP Conflicts Committee’s belief that the merger presents the best opportunity to maximize value for holders of common units of ETP, which belief is based on consideration of alternative transaction structures (including maintaining the status quo) between ETE and ETP.

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That the merger will simplify the organizational structure of ETE and its subsidiaries, thereby streamlining corporate governance matters and eliminating potential for conflicts of interests between ETE and ETP.

•	The strength of ETP’s and the ETP Conflicts Committee’s negotiations and the value obtained therefrom, including:

•	The exchange ratio of 1.28 ETE common units for each ETP common unit represents an approximate 10% improvement over ETE’s initial proposal of 1.194 ETE common units for each ETP common unit.

•	ETE and the ETE Conflicts Committee’s acceptance to condition the merger on the approval of the unaffiliated ETP common unitholders.

•	The following procedural safeguards involved in the negotiation of the merger agreement:

•

The ETP Conflicts Committee consisted solely of directors who are not officers or controlling unitholders of ETE or its affiliates and who satisfied the requirements under the ETP partnership agreement for service on the ETP Conflicts Committee.

•

The ETP Conflicts Committee was charged with evaluating and negotiating the terms and conditions of the proposed merger on behalf of ETP and the unaffiliated ETP common unitholders, with the power to decline to pursue a transaction.

•

The terms and conditions of the merger agreement and the merger were determined through arm’s-length negotiations between the ETE Conflicts Committee and the ETP Conflicts Committee and their respective representatives and advisors.

•	The ETP Conflicts Committee retained and was advised by experienced and qualified advisors, consisting of legal counsel, RLF, and financial advisor, Barclays.

•	The terms of the merger agreement, principally:

•

The provisions allowing the ETP Conflicts Committee and the ETP Board to withdraw or change their recommendation of the merger agreement in the event of a superior proposal from a third party (other than ETE or its affiliates) or a change of circumstance if the ETP Board (upon the recommendation of the ETP Conflicts Committee) makes a good faith determination that the failure to change its recommendation would be reasonably likely to be inconsistent with its duties under applicable law, as modified by the ETP partnership agreement, and complies with the terms of the merger agreement.

•

The provisions allowing ETP to provide information to, and participate in discussions and negotiations with, a third party (other than ETE or its affiliates) in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal.

•

The operating covenants to which ETE is subject in the merger agreement provide protection to ETP unitholders by restricting ETE’s ability to take certain actions prior to the closing of the merger that could reduce the value of the ETE common units received by ETP common unitholders in the merger.

•	Under the terms of the merger agreement, prior to the effective time, ETP Managing GP is prohibited from revoking or diminishing the authority of the ETP Conflicts Committee.

•

Any amendments to the merger agreement require consultation with the ETP Conflicts Committee, and the ETP Conflicts Committee is permitted to rescind its approval of the merger agreement, with such rescission resulting in the rescission of “Special Approval” (as defined in the ETP partnership agreement), if the ETP Board takes or authorizes any amendment that is counter to any recommendation by the ETP Conflicts Committee.

•

If the ETP Board (i) waives any inaccuracies in the representations and warranties of the other party under the merger agreement, (ii) extends time for performance of the other party’s obligations under the merger agreement, (iii) waives the other party’s compliance with any agreement or condition contained in the merger agreement, or (iv) otherwise grants any consent under the merger agreement without the concurrence of the ETP Conflicts Committee, then the ETP Conflicts Committee can rescind its approval of the merger agreement, with such rescission resulting in the rescission of “Special Approval” (as defined in the ETP partnership agreement).

The ETP Conflicts Committee and the ETP Board considered the following additional factors in making their determinations and recommendation with respect to the merger:

•	There are certain potential negative consequences that may affect ETP common unitholders, including the following:

•

The ETP common unitholders will receive ETE common units that are expected, throughout management’s forecast period, to pay a significantly lower distribution as compared to the current distribution on ETP common units on a standalone basis.

•	The ETP Conflicts Committee’s expectation that the merger will be distributable cash flow dilutive to current unaffiliated ETP common unitholders until the year 2020.

•	The exchange ratio is fixed and therefore not subject to positive trading discrepancies.

•

In connection with the merger, ETE will issue ETE Class A Units to its general partner that will dilute the voting power of ETE common unitholders, which, following the merger, will include the unaffiliated ETP common unitholders.

•	The unaffiliated ETP common unitholders will be foregoing the potential benefits that would be realized by remaining unitholders of ETP on a standalone basis.

•	The absence of certain procedural safeguards, including:

•	The fact that the ETP common unitholders are not entitled to appraisal rights under the merger agreement, the ETP partnership agreement or Delaware law.

•

The ETP Conflicts Committee was not authorized to and did not conduct an auction process or other solicitation of interest from third parties for the acquisition of ETP. Since ETE controls ETP, it was unrealistic to expect an unsolicited third-party acquisition proposal to acquire assets or control of ETP, and it was unlikely that the ETP Conflicts Committee could conduct a meaningful process to solicit interest in the acquisition of assets or control of ETP.

•

Certain executive officers and directors of ETE and ETP have interests in the merger that are different than, or in addition to, the interests of the unaffiliated ETP common unitholders. Please read “—Interests of Directors and Executive Officers of ETP in the Merger.”

•	Certain terms of the merger agreement, principally:

•	The provisions limiting the ability of ETP to solicit, or to consider unsolicited, offers from third parties for ETP.

•

The operating covenants to which ETP is subject in the merger agreement restrict ETP from taking certain actions prior to the closing of the merger that could be beneficial to ETP and the ETP common unitholders.

•	Certain break-up fees payable by ETP, including in connection with termination of the merger agreement as a result of a superior proposal for ETP.

•	ETP’s obligation to pay ETE’s expenses in certain circumstances.

•	Litigation may occur in connection with the merger and any such litigation may result in significant costs and a diversion of management focus.

•

There is risk that the merger might not be completed in a timely manner, or that the merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the merger agreement, and a failure to complete the merger could negatively affect the trading price of the ETP common units or could result in significant costs and disruption to ETP’s normal business.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the ETP Conflicts Committee and the ETP Board in considering the merger. In view of the number and variety of factors and the amount of information considered, the ETP Conflicts Committee and the ETP Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching their determinations. In addition, the ETP Conflicts Committee and the ETP Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determinations, and individual members of the ETP Conflicts Committee and the ETP Board may have given different weights to different factors. The ETP Conflicts Committee and the ETP Board made their recommendations based on the totality of information presented to, and the investigation conducted by, the ETP Conflicts Committee and the ETP Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The ETP Board, based on the recommendation of the ETP Conflicts Committee, recommends that ETP common unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

Opinion of the Financial Advisor to the ETP Conflicts Committee

The ETP Conflicts Committee engaged Barclays to act as the ETP Conflicts Committee’s financial advisor with respect to the proposed transaction. On August 1, 2018, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the ETP Conflicts Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be offered to the unaffiliated ETP common unitholders in the proposed transaction is fair, from a financial point of view, to such unaffiliated ETP common unitholders.

The full text of Barclays’ written opinion, dated as of August 1, 2018, is attached to this proxy statement/prospectus as Annex B. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the ETP Conflicts Committee, addresses only the fairness to unaffiliated ETP common unitholders, from a financial point of view, of the exchange ratio to be offered to such unaffiliated ETP common unitholders in the proposed transaction and does not constitute a recommendation to any unaffiliated ETP common unitholder as to how such unaffiliated ETP common unitholder should vote or act with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the ETP Conflicts Committee and the ETE Conflicts Committee and were approved unanimously by the ETP Conflicts Committee. Barclays did not recommend that any specific form of consideration should be offered to unaffiliated ETP common unitholders or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction or the relative merits of the proposed transaction as compared to any other transaction or business strategy in which ETP might engage. In addition, Barclays expressed no view as to, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the exchange ratio to be offered to the unaffiliated ETP common unitholders in the proposed transaction or otherwise. In addition, Barclays assumed that the issuance of the ETE Class A Units will be effected, but expressed no view as to the fairness, from a financial point of view, as to such issuance. No limitations were imposed by ETP or the ETP Conflicts Committee upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays reviewed and analyzed, among other things:

•	the merger agreement, dated as of August 1, 2018 and the specific terms of the proposed transaction;

•

publicly available information concerning ETP that Barclays believed to be relevant to its analysis, including ETE’s and ETP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018;

•

financial and operating information with respect to the business, operations and prospects of ETP furnished to Barclays by ETP, including unaudited financial projections of ETP prepared by management of ETE and ETP and approved for Barclays’ use by the ETP Conflicts Committee, which unaudited financial projections are more fully described under “The Merger—Unaudited Financial Projections of ETE, ETP and the Combined Partnership—ETP Unaudited Financial Projections” and are referred to herein as the “ETP Unaudited Financial Projections”;

•

financial and operating information with respect to the business, operations and prospects of ETE furnished to Barclays by ETP, including unaudited financial projections of ETE prepared by management of ETE and ETP and approved for Barclays’ use by the ETP Conflicts Committee, which unaudited financial projections are more fully described under “The Merger—Unaudited Financial Projections of ETE, ETP and the Combined Partnership—ETE Unaudited Financial Projections” and are referred to herein as the “ETE Unaudited Financial Projections”;

•	the pro forma impact of the proposed transaction on the future financial performance of the combined company;

•	a trading history of ETP Common Units and ETE common units from August 1, 2016 to July 31, 2018 and a comparison of those trading histories with those of other companies that Barclays deemed relevant;

•	a comparison of the historical financial results and present financial condition of ETP and ETE with each other and with those of other companies that Barclays deemed relevant;

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	alternatives available to ETP on a stand-alone basis to fund its future capital and operating requirements; and

•	published estimates of independent research analysts with respect to the future financial performance of ETP and ETE, including price targets of ETP common units and ETE common units.

In addition, Barclays has had discussions with the management of ETP and ETE concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of ETP that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the ETP Unaudited Financial Projections, upon the advice of the ETP management and at the instruction of the ETP Conflicts Committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of ETP and that ETP will perform substantially in accordance with such projections. With respect to the ETE Unaudited Financial Projections, upon the advice of ETE management and at the instruction of the ETP Conflicts Committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of ETE and that ETE will perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In connection with rendering its opinion, Barclays assumed that the issuance of the ETE Class A Units will be effected, but Barclays expressed no opinion as to the fairness, from a financial point of view, as to such issuance. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of ETP and did not make or obtain any evaluations or appraisals of the assets or liabilities of ETP. In addition, ETP did not authorize Barclays to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of ETP’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, August 1, 2018. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after August 1, 2018 or may occur after the date of this proxy statement/prospectus. Barclays expressed no opinion as to (i) the prices at which ETP common units would trade following the announcement of the proposed transaction or (ii) the prices at which ETE common units would trade following the announcement or consummation of the proposed transaction. Barclays’ opinion should not be viewed as providing any assurance that the market value of ETE common units to be held by the unaffiliated ETP common unitholders after the consummation of the proposed transaction will be in excess of the market value of ETP common units owned by such unaffiliated ETP common unitholders at any time prior to the announcement or consummation of the proposed transaction.

Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of ETP, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the Agreement and that the proposed transaction will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that ETP and the ETP Conflicts Committee had obtained such advice as they deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to ETP common units or ETE common units but rather made its determination as to fairness, from a financial point of view, to unaffiliated ETP common unitholders of the exchange ratio to be offered to such unaffiliated ETP common unitholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Barclays with respect to ETP and ETE in preparing Barclays’ opinion:

•	discounted distributable cash flows analysis;

•	selected comparable company analysis;

•	selected precedent transactions analysis; and

•	analysis of public third-party equity research analyst price targets of ETP and ETE.

Each of these methodologies was used to generate reference per unit equity value ranges for ETP common units and reference per unit equity value ranges for ETE common units. In order to derive implied per unit values in the selected comparable company analysis and the selected precedent transactions analysis, the implied equity value range for ETP and ETE was then divided by an applicable estimate of the number of diluted units estimated to be outstanding. For purposes of the ETP calculations, the number of diluted units outstanding at June 30, 2018, per the ETP Unaudited Financial Projections, was used to derive implied per unit values. The reference per unit equity value ranges were then also used to generate implied exchange ratios for each of these methodologies. For purposes of the ETE calculations, the number of units estimated to be outstanding at June 30, 2018, per the ETE Unaudited Financial Projections, was used to derive implied per unit values. For purposes of its analyses, Barclays utilized the exchange ratio of 1.2800x ETE common units for each ETP common unit to determine an implied equity value of $23.31 per ETP common unit for the proposed transaction based on the price of an ETE common unit at market close on July 31, 2018. For each of the discounted distributable cash flow analysis, the selected comparable company analysis, the selected precedent transactions analysis, and the analysis of public third-party equity research analyst price targets, the implied equity value ranges per ETP common unit and the implied exchange ratios were then compared to the exchange ratio of 1.2800x ETE common units for each ETP common unit in the proposed transaction.

In addition to analyzing the value of ETP common units and ETE common units, to provide additional background and perspective to the ETP Conflicts Committee, Barclays also analyzed and reviewed: (i) the daily historical closing prices of ETP common units and ETE common units and the exchange ratios implied by those closing unit prices for the period from July 31, 2017 to July 31, 2018; (ii) certain publicly available information related to selected affiliated master limited partnership (“MLP”) merger transactions to calculate the size of premiums paid by the acquirers to the acquired company’s unitholders; (iii) the pro forma impact of the proposed transaction on the current and future financial performance and credit profile of the combined company using projected estimates for 2019, 2020, and 2021 for distributable cash flow per unit and distributions per unit for the combined company based on the ETP Unaudited Financial Projections and the ETE Unaudited Financial Projections.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of ETP and ETE, and the particular circumstances of the proposed transaction, Barclays made qualitative judgments as to the significance and relevance of each analysis. In addition, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ETP and ETE. Such qualitative judgments and assumptions of Barclays were made following discussions with the managements of each of ETP and ETE. Accordingly, the methodologies and the implied common equity value ranges and implied exchange ratio ranges derived from there must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges or the implied exchange ratio ranges without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays’ opinion.

The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ETP or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to ETP, ETE, or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of ETP Conflicts Committee, ETP, ETE, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Discounted Distributable Cash Flow Analysis

In order to estimate the present values of ETP common units and ETE common units, Barclays performed discounted distributable cash flow analyses for each of ETP and ETE. A discounted cash flow analysis is a traditional valuation methodology used to derive an intrinsic valuation of an asset by calculating the “present value” of estimated future cash flows of the asset; in this case, the “present value” of the estimated future distributable cash flows of ETP common units and ETE common units. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future distributable cash flows by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns, the time value of money, and other appropriate factors.

The discounted distributable cash flow analysis for ETP common units was performed using the ETP Unaudited Financial Projections from 2019 through 2021. To calculate the estimated per ETP common unit equity value ranges in the discounted distributable cash flow analysis, Barclays added (i) projected distributable cash flow per ETP common unit for fiscal years 2019 through 2021 based on the ETP Unaudited Financial Projections to (ii) the terminal value at the end of the forecast period, or the “terminal value” of ETP common units, as of December 31, 2021, and discounted such distributable cash flows per ETP common unit to their net present value as of January 1, 2019 using selected discount rates. Barclays used a nominal discount rate range of 11.5% to 13.5%. This discount rate range was selected by Barclays using its professional judgment and experience, taking into account projected cost of equity capital rates for ETP and the comparable companies utilized in the Selected Comparable Companies Analysis described below. The terminal value of ETP common units was estimated by applying a range of assumed yields of 8.5% to 10.5% to ETP’s estimated distributable cash flow per ETP common unit for 2021. The assumed yields were selected by Barclays based on Barclays’ professional judgment and experience, taking into account the yields of ETP and the selected comparable companies utilized in the Selected Comparable Companies Analysis described below. The reference equity value range per ETP common unit yielded by the ETP discounted distributable cash flow analysis implied an equity value range for ETP common units of $26.00 to $31.00 per ETP Common Unit, as compared to the closing ETP common unit price of $20.96 on July 31, 2018.

To calculate the estimated per ETE common unit equity value ranges in the discounted distributable cash flow analysis for ETE, Barclays added (i) projected distributable cash flow per ETE common unit for fiscal years 2019 through 2021 based on the ETE Unaudited Financial Projections to (ii) the terminal value of ETE common units, as of December 31, 2021, and discounted such distributable cash flows per ETE common unit to their net present value as of January 1, 2019 using a nominal discount rate range of 12.0% to 14.0%. This discount rate range was selected by Barclays using its professional judgment and experience, taking into account projected cost of equity capital rates for ETE and the selected comparable companies utilized in the Selected Comparable Companies Analysis described below. The terminal value of ETE common units was estimated by applying a range of assumed yields of 5.75% to 7.75% to ETE’s 2021 estimated distributable cash flow per ETE common unit. The assumed yields were selected by Barclays based on Barclays’ professional judgment and experience, taking into account the yields of ETE and the selected comparable companies utilized in the Selected Comparable Companies Analysis described below. The reference equity value range for ETE common units yielded by the ETE discounted distributable cash flow analysis implied an equity value range for ETE of $18.00 to $23.50 per ETE common unit, as compared to the closing ETE common unit price of $18.21 on July 31, 2018.

Using the implied reference equity value per unit ranges for each of ETP common units and ETE common units, Barclays derived reference implied exchange ratio ranges of 1.1064x to 1.7222x.

Barclays noted that the exchange ratio of 1.2800x to be offered to unaffiliated ETP common unitholders in the proposed transaction was in line with the implied exchange ratio range yielded by Barclays’ discounted distributable cash flow analysis.

Selected Comparable Company Analysis

In order to assess how the public market values units of similar publicly traded midstream corporations and MLPs and to provide a range of relative implied equity values per ETP common unit and per ETE common unit by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to ETP and ETE to that of midstream corporations and MLPs selected by Barclays based on Barclays’ experience with midstream corporations and MLPs.

The midstream corporations and MLPs selected with respect to ETP were:

•	Enbridge Inc.

•	Kinder Morgan Inc.

•	ONEOK, Inc.

•	TransCanada Corporation

•	Williams Companies, Inc.

•	Enterprise Products Partners, L.P.

•	MPLX LP

•	Plains All American Pipeline, L.P.

Barclays calculated and compared various financial multiples and ratios of ETP and ETE and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed distributable cash flow per unit yields and enterprise value (“EV”) divided by earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples using published estimates by third party equity research analysts for estimated distributable cash flow per unit and EBITDA in 2019 for each of the comparable companies selected and for ETP using the ETP Unaudited Financial Projections. All of these calculations were performed, and based on publicly available financial data including Factset and closing prices, as of July 31, 2018, the last trading date prior to the delivery of Barclays’ opinion. The results of the ETP selected comparable company analysis are summarized below:

	Yield Range of Comparable MLPs of ETP
	Low	Median	High
Distributable Cash Flow per Unit Yield:
2019E Yield	6.1%	9.0%	12.1%

Multiple Range of Comparable MLPs of ETP
	Low	Median	High
EV as a multiple of:
2019E EBITDA	10.0x	11.7x	14.6x

Barclays selected the comparable midstream corporations and MLPs listed above because their business and operating profiles are reasonably similar to that of ETP. However, because of the inherent differences between the business, operations and prospects of ETP and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made certain qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of ETP and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between ETP and the selected midstream corporations and MLPs included in the selected comparable company analysis. The equity value range for ETP common units yielded by the ETP selected comparable company analysis implied a reference equity value range for ETP of $24.00 to $34.00 per ETP common unit.

The general partners selected with respect to ETE were:

•	Antero Midstream GP LP

•	EnLink Midstream LLC

•	EQT GP Holdings, LP

•	Western Gas Equity Partners, LP

Barclays calculated and analyzed the implied general partner value as a multiple of general partner distributions using published estimates by third party equity research analysts for estimated general partner distributions in 2019 and 2020 for each of the comparable companies selected and for ETE using the ETE Unaudited Financial Projections. The results of the ETE selected comparable company analysis are summarized below:

Multiple Range of Comparable General Partners of ETE
	Low	Median	High
General Partner Value as a multiple of:
2019E General Partner Distributions	14.1x	18.3x	22.4x
2020E General Partner Distributions	11.0x	13.6x	21.7x

Barclays selected the comparable general partners listed above because their business and operating profiles are reasonably similar to that of ETE. However, because of the inherent differences between the business, operations and prospects of ETE and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made certain qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of ETE and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between ETE and the selected general partners included in the selected comparable company analysis. The equity value range for ETE common units yielded by the ETE comparable company analysis implied a reference equity value range for ETE of $17.50 to $23.50 per ETE common unit.

Using the implied reference equity value per unit ranges for each of ETP and ETE, Barclays derived a reference implied exchange ratio range of 1.0213x to 1.9429x.

Barclays noted that the exchange ratio of 1.2800x to be offered to unaffiliated ETP common unitholders in the proposed transaction was in line with the implied exchange ratio range yielded by Barclays’ selected comparable companies analysis.

Selected Precedent Transactions Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other MLP transactions that Barclays deemed relevant based on its experience with merger and acquisition transactions, particularly in the MLP industry. Barclays chose such MLP merger transactions based on, among other things, the similarity of the applicable companies to ETP and ETE with respect principally to size and operational focus. Each of the selected transactions was an acquisition of an MLP announced between June 2009 and July 2018. None of the transactions selected based on the criteria were subsequently excluded in conducting this analysis. The following list sets forth the transactions analyzed based on such characteristics:

Target / Acquirer	Announcement Date
• Williams Energy Partners, LP / Williams Companies Inc.	May 2018

• Rice Midstream Partners LP / EQT Midstream Partners, LP	April 2018

• Tallgrass Energy Partners LP / Tallgrass Energy GP	March 2018

• Southcross Energy Partners, L.P. / American Midstream Partners, LP	November 2017

• Arc Logistics Partners LP / Zenith Energy LP	August 2017

• PennTex Midstream Partners, LP / Energy Transfer Partners, L.P.	May 2017

• World Point Terminals, LP / World Point Terminals, Inc.	April 2017

• VTTI Energy Partners LP / VTTI B.V.	March 2017

• ONEOK Partners, L.P. / ONEOK, Inc.	February 2017

• Energy Transfer Partners, L.P. / Sunoco Logistics Partners L.P.	November 2016

• Columbia Pipeline Partners / TransCanada Corporation	November 2016

• JP Energy Partners LP / American Midstream Partners, LP	October 2016

• Rose Rock Midstream, L.P. / SemGroup Corporation	May 2016

• Targa Resources Partners LP / Targa Resources Corp.	November 2015

• Crestwood Midstream Partners LP / Crestwood Equity Partners LP	May 2015

• Regency Energy Partners LP / Energy Transfer Partners, L.P.	January 2015

• Duncan Energy Partners L.P. / Enterprise Products Partners L.P.	February 2011

• TEPPCO Partners, L.P. / Enterprise Products Partners L.P.	June 2009

Using publicly available information, Barclays calculated and analyzed multiples of EV to last twelve month (“LTM”) EBITDA (“LTM EBITDA”) represented by the prices paid in the above selected precedent transactions. The results of the selected precedent transactions analysis are summarized below:

EV / LTM EBITDA
	Low	Median	Mean	High
EV as a Multiple of:
LTM EBITDA	6.8x	11.4x	11.9x	26.0x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of ETP and the MLPs included in the selected precedent transactions analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transactions analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and ETP. Based upon these judgments, Barclays’ selected precedent transactions analysis yielded a reference equity value range for ETP common units of $23.00 to $36.00 per ETP common unit.

Barclays also reviewed and compared the purchase prices and financial multiples paid in selected other transactions, specifically those transactions involving a general partner or the general partner’s GP and IDR interests, that Barclays deemed relevant based on its experience with merger and acquisition transactions. Barclays chose such general merger transactions based on, among other things, the similarity of the applicable companies to ETE with respect principally to size and operational focus and because the organizations involved are all structured as general partners. Each of the selected transactions was an acquisition of a general partner announced between June 2014 and July 2018. None of the transactions selected based on the criteria were subsequently excluded in conducting this analysis. The following list sets forth the transactions analyzed based on such characteristics:

Target / Acquirer	Announcement Date
• NuStar GP Holdings, LLC / NuStar Energy L.P.	February 2018

• Enbridge Inc. / Spectra Energy Partners, LP	January 2018

• CONE Midstream Partners LP / CNX Resources Corporation	December 2017

• Marathon Petroleum Corporation / MPLX LP	December 2017

• HollyFrontier Corporation / Holly Energy Partners, L.P.	October 2017

• Andeavor / Andeavor Logistics LP	August 2017

• Williams Companies, Inc. / Williams Partners L.P.	January 2017

• Plains GP Holdings / Plains All American, L.P.	July 2016

• TransMontaigne GP L.L.C. / ArcLight Capital Partners	January 2016

• Atlas Energy, L.P. / Targa Resources Corp.	October 2014

• Oiltanking Holding Americas, Inc. / Enterprise Products Partners L.P.	October 2014

• Global Infrastructure Partners / Williams Companies, Inc.	June 2014

• TransMontaigne Inc. / NGL Energy Partners LP	June 2014

Using publicly available information, Barclays calculated and analyzed multiples of the value of the general partner to latest quarter annualized (“LQA”) distributions to the general partner represented by the prices paid in the selected precedent transactions. The results of the selected precedent transactions analysis are summarized below:

General Partner Value / LQA GP Distribution
	Low	Median	Mean	High
General Partner Value as a Multiple of:
LQA GP Distribution	8.8x	20.4x	37.2x	183.5x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of ETE and the general partners included in the selected precedent transactions analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transactions analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and ETE. Based upon these judgments, Barclays’ selected precedent transactions analysis yielded a reference equity value range for ETE common units of $18.50 to $29.00 per ETE common unit.

Using the implied reference equity value per unit ranges for each of ETP common units and ETE common units, Barclays also derived a reference implied exchange ratio range of 0.7931x to 1.9459x.

Barclays noted that the exchange ratio of 1.2800x to be offered to unaffiliated ETP common unitholders in the proposed transaction was in line with the implied exchange ratio range yielded by Barclays’ selected precedent transactions analysis.

Other Factors

Analysis of Equity Research Analyst Price Targets

Barclays reviewed and compared, as of July 31, 2018, the publicly available price targets of ETP common units and ETE common units published by equity research analysts associated with various Wall Street firms, of which there were 10 (including Barclays’ equity research analyst price targets for each of ETP and ETE). The research analysts’ price targets per ETP common unit ranged from $20.00 to $31.00 and per ETE common unit ranged from $17.00 to $23.00. The publicly available unit price targets published by such equity research analysts do not necessarily reflect the current market trading prices for ETP common units or ETE common units and these estimates are subject to uncertainties, including future financial performance of ETP and ETE and future market conditions.

Historical Common Unit Trading Analysis

To provide background information and perspective with respect to the historical unit prices of ETP common units and ETE common units, Barclays reviewed the daily historical closing unit prices of ETP common units and ETE common units for the period from July 31, 2017 to July 31, 2018. Barclays analyzed the ratio of the daily closing price per ETP common unit to the corresponding closing price per ETE common unit over such period. Over the period, the implied relative exchange ratio ranged from a low of 0.9273x to a high of 1.1994x ETE common units per ETP common unit. In addition, Barclays reviewed the implied relative exchange ratio of the closing price per ETP common unit and closing price per ETE common unit based on July 31, 2018 closing prices and 5-day, 10-day, and 30-day volume-weighted average prices (“VWAP”), respectively, as of July 31, 2018. This analysis implied relative exchange ratios ranging from a low of 1.1251x to a high of 1.1466x ETE common units per ETP common unit, which Barclays noted was in line with the exchange ratio to be offered to unaffiliated ETP common unitholders in the proposed transaction.

Premiums Analysis

In order to provide background information and perspective to, and to assess the implied premium offered to unaffiliated ETP common unitholders in the proposed transaction, Barclays reviewed and analyzed the implied premium levels in the proposed transaction based on the “Heads-Up” exchange ratios, which reflects the implied exchange ratio of ETP common unit trading prices and ETE common unit trading prices without considering any adjustments, as of July 31, 2018 and the 5-day, 10-day, and 30-day VWAP of ETP common units and ETE common units. The table below sets forth the summary results of the analysis:

	“Heads-Up” Exchange Ratio	Implied Premium / (Discount) to Historical “Heads-Up” Exchange Ratio
Proposed Transaction	1.2800x	—%
Current (07/31/2018)	1.1510x	11.2%
5-Day VWAP	1.1466x	11.6%
10-Day VWAP	1.1460x	11.7%
30-Day VWAP	1.1251x	13.8%

Pro Forma Merger Consequences Analysis

Barclays reviewed and analyzed the pro forma impact of the transaction on projected LP distributable cash flow and distributions of the combined company for each of 2019, 2020, and 2021 using the ETP Unaudited Financial Projections and the ETE Unaudited Financial Projections. For ETP, Barclays noted that pro forma per unit distributable cash flow for the combined company would range from ~1% dilutive compared to ETP standalone to ~3% accretive compared to ETP standalone between 2019 and 2021. For ETE, Barclays noted that per unit distributable cash flow for the combined company would range from ~41% accretive compared to ETE standalone to ~49% accretive compared to ETE standalone between 2019 and 2021. Using the same projections, for ETP, Barclays noted that pro forma per unit distributions for the combined company would be ~30% dilutive compared to ETP standalone in each of 2019, 2020, and 2021. For ETE, Barclays noted that per unit distributions for the combined company would be flat compared to ETE standalone in each of 2019, 2020, and 2021.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The ETP Conflicts Committee selected Barclays because of its familiarity with ETP and ETE, and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, knowledge of the industries in which ETP and ETE operate, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the ETP Conflicts Committee in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, ETP will pay Barclays a fee of $10.0 million, conditioned upon and payable upon closing of the proposed transaction, which is referred to as the “Transaction Fee.” In addition, ETP paid Barclays a fee of $2.5 million upon delivery of the opinion, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion and the Opinion Fee is creditable against the Transaction Fee upon the closing of the proposed transaction. In addition, ETP has agreed to reimburse Barclays for certain of its expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the ETP Conflicts Committee and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for the ETP and ETE and their affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (a) to ETP: (i) in September 2016, acted as sole bookrunner on Sunoco Logistics Partners L.P.’s (“SXL”) ~$652 million equity offering; (ii) in November 2016, acted as financial advisor to a special committee in connection with ETP’s merger with SXL; (iii) in August 2017, acted as lead left bookrunner on ETP’s ~$1 billion equity offering; (iv) in December 2017, acted as joint lead arranger and joint bookrunner on ETP’s $5 billion credit facilities and as a lender under the credit facilities; (v) in January 2018, as financial advisor to ETP in connection with the sale of its compression business; and (vi) acted as agent on ETP’s $1.0 billion at-the-market equity offering program; and (b) to ETE: (i) in January 2017, acted as lead placement agent on ETE’s ~$580 million private placement; (ii) in March 2017, acted as joint lead arranger and joint bookrunner on ETE’s $1.5 billion credit facility and as a lender under the credit facility; (iii) in January 2018, as buyside financial advisor to ETE; (iv) in March 2018, as initial purchaser on USAC’s, an affiliate of ETE, $725 million notes offering; (iv) in April 2018, acted as joint lead arranger and joint bookrunner on the USAC’s $1.6 billion credit facility and as a lender under the credit facility; (v) in April 2018, acted as lead placement agent on USAC’s $500 million private placement; (vi) acted as agent on ETE’s $1.0 billion at-the-market equity offering program; (vii) acted as agent on Sunoco’s, an affiliate of ETE, $400 million at-the-market equity offering program; and (viii) acted as a lender under Sunoco’s credit facility.

In addition, as part of Barclays’ ongoing investment banking coverage efforts for ETE, prior to Barclays’ engagement by the ETP Conflicts Committee, Barclays employees, including certain members of the Barclays team which represented the ETP Conflicts Committee in the transaction, had regularly met with ETE to discuss strategic and financing alternatives potentially available to ETE, including discussions regarding a potential business combination with ETP, and provided ETE with pitch materials and analyses with respect to such a possible combination. On July 25, 2018, prior to Barclays’ engagement by the ETP Conflicts Committee, it informed the ETP Conflicts Committee and RLF of such discussions and provided them with copies of such materials. Barclays also disclosed to the ETP Conflicts Committee and RLF information regarding its prior engagements since January 1, 2014 for ETP, ETE, and their affiliates and the amount and nature of the fees it received from such parties in a presentation dated July 25, 2018, and subsequently updated on August 1, 2018. See “The Merger—Background of the Merger” beginning on page 50 of this proxy statement/prospectus.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of ETP, ETE and their respective affiliates for Barclays’ own account and for the accounts of Barclays’ customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Reasons of the ETE Conflicts Committee and the ETE Board for the Merger

The ETE Conflicts Committee and the ETE Board viewed the following factors as generally positive or favorable in coming to their approval and determinations with respect to the merger:

•

the improvement of the combined partnership’s equity cost of capital through the elimination of ETP’s incentive distribution rights, which in turn is expected to enhance the combined partnership’s cash accretion from investments in organic growth projects and strategic M&A following the closing of the transaction;

•

the strength of the combined partnership’s balance sheet through the utilization of cash distribution savings to accelerate the reduction of debt and to fund a portion of ETP’s robust growth capital expenditure program;

•	the expected investment grade credit ratings for the public debt of the combined partnership following the closing of the transaction;

•	the expectation that the merger will be immediately accretive to ETE’s distributable cash flow per unit and will increase ETE’s cash coverage ratio;

•

the simplification of the overall structure of the Energy Transfer family, which is expected to reduce complexity, improve transparency for investors, and further align economic interests within the Energy Transfer family;

•	the expectation that the transaction will result in longer-term distribution sustainability for the combined partnership;

•	the combined partnership will be structurally similar to its selected large cap diversified company peers, including Kinder Morgan and The Williams Companies;

•

the fact that the exchange ratio is fixed and therefore the percentage interest of the combined company to be owned immediately following the closing of the merger will be unaffected by changes in the trading prices for the ETE common units or the ETP common units;

•

the fact that no gain or loss should be recognized by ETE unitholders prior to the merger as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

•	the ETE Board and the ETE Conflicts Committee’s belief that the issuance of the ETE Class A Units to ETE GP promotes the continuation of the long-term financial success of the combined partnership.

The ETE Board also based its determination to approve the merger agreement and the merger, in part, on the unanimous recommendation of the ETE Conflicts Committee that the ETE Board approve the merger agreement and the merger, following the ETE Conflicts Committee’s evaluation of the merger in consultation with its legal and financial advisors and with ETE management. The ETE Board also consulted with its legal advisors prior to approving the merger agreement and the merger.

The foregoing discussion is not intended to be exhaustive, and is only intended to address the principal factors considered by the ETE Conflicts Committee and the ETE Board in favor of the merger. In view of the number and variety of factors and the amount of information considered, the ETE Conflicts Committee and the ETE Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the ETE Conflicts Committee and the ETE Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the ETE Conflicts Committee and the ETE Board may have given different weights to different factors. The ETE Conflicts Committee and the ETE Board made their determinations based on the totality of information presented to, and the investigation conducted by, the ETE Conflicts Committee and the ETE Board, respectively. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Unaudited Financial Projections of ETE, ETP and the Combined Partnership

ETE and ETP do not as a matter of course make public projections as part of their standard forecasting process relating to earnings or other results. However, the management of ETE and ETP routinely prepare prospective financial information. This prospective financial information was subsequently provided to the ETE Board, the ETE Conflicts Committee, the ETP Board and the ETP Conflicts Committee, and to their respective advisors, including to Barclays as the financial advisor to the ETP Conflicts Committee, to assist them in connection with the evaluation and negotiation of the merger. The accompanying summary prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of ETE’s and ETP’s management was, based on certain growth assumptions, prepared on a reasonable basis, reflected the best currently available estimates and judgments, and presented, to the best of ETE’s and ETP’s management’s knowledge and belief, the expected course of action and the expected future financial performance of ETE and ETP. However, this information is not fact. None of the unaudited financial projections reflect any impact of the proposed transaction.

As discussed in more detail under “Interests of Directors and Executive Officers of ETP in the Merger—Existing Relationships of ETP Managing GP Officers and Directors with ETE,” there is significant overlap between the management teams of ETE and ETP, and there is also significant overlap in the assets and businesses underlying each entity’s financial performance. In addition, much of the prospective financial information of ETE is derived directly from the prospective financial information of ETP. For these reasons, ETE management and ETP management jointly prepared the prospective financial information set forth below.

Neither ETE’s nor ETP’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firm incorporated by reference into this proxy statement/prospectus relate to the historical audited financial information of ETE and ETP, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

In developing the unaudited financial projections set forth below, management of ETE and ETP made numerous material assumptions for the periods covered by the projections, including, but not limited to, the following:

•	the EBITDA, retained cash flow and maintenance capital expenditures from existing assets and business activities of ETP, Sunoco, USAC and Energy Transfer LNG;

•

the timing of permitting, construction and start-up of organic growth projects of ETP, Sunoco, USAC and Energy Transfer LNG, as well as the amounts and timing of capital expenditures and EBITDA associated with such projects;

•

the amount and timing of issuances of debt and equity securities by ETE, ETP, Sunoco, USAC and their respective subsidiaries, and the availability and cost of debt and equity capital to ETE, ETP, Sunoco, USAC and their respective subsidiaries, including the assumption that ETP retains its investment grade credit rating throughout the forecast period;

•	the amount and timing of distributions by each of ETE, ETP, Sunoco and USAC;

•

the prices and production of, and demand for, crude oil, natural gas, NGLs, and other hydrocarbon and petrochemical products, and the commodities markets, with the ETE Conflicts Committee and the ETE Board using the following commodity pricing assumptions for the years ended December 31, 2018, 2019, 2020 and 2021:

	2018	2019	2020	2021
Henry Hub Natural Gas ($/mmbtu)	$2.84	$2.78	$2.75	$2.80
WTI Crude ($/bbl)	$63.42	$58.97	$55.37	$53.10
NGL Composite Price ($/gal) (1)	$0.67	$0.62	$0.60	$0.60

(1)	NGL Composition: Ethane 42%, Propane 28%, Iso-Butane 6%, Normal Butane 11%, Natural Gasoline 13%;

•	the volumes of products handled and the margins associated with services and products provided to customers of ETP, Sunoco, USAC and Energy Transfer LNG; and

•	other general business, market and financial assumptions.

All of these assumptions involve variables making them difficult to predict, and most are beyond the control of either ETE or ETP. Although management of ETE and ETP believe that there was a reasonable basis for the underlying assumptions related to the ETP Unaudited Financial Projections, ETE Unaudited Financial Projections and the unaudited financial projections of the combined partnership, which assume that the proposed merger is completed as of January 1, 2019 (together, the “Unaudited Financial Projections”) at the time such assumptions were made, any assumptions for near-term and long-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecast period. The estimates and assumptions underlying the Unaudited Financial Projections are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that are outside of the control of ETE and ETP and could cause actual results to differ materially from those contained in the Unaudited Financial Projections, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 39 and 30, respectively. Accordingly, there can be no assurance that the projections necessarily are indicative of the actual future performance of ETE or ETP, or that actual results will not differ materially from those presented in the Unaudited Financial Projections. Inclusion of the Unaudited Financial Projections in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Unaudited Financial Projections will be achieved. The Unaudited Financial Projections were prepared on June 5, 2018, based on assumptions as of such date, and have not been updated since the date of preparation.

The Unaudited Financial Projections were prepared solely for internal use. Such projections are inherently subjective in nature, susceptible to interpretation and accordingly, contemplated results may not be achieved. While presented with numerical specificity, the Unaudited Financial Projections reflect numerous estimates and assumptions, as discussed above. Accordingly, there can be no assurance that the assumptions made in preparing any particular projection or any particular projection itself will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased given the length of time over which these assumptions apply. The assumptions in early periods have a compounding effect on the projections shown in later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. In light of the foregoing factors and the uncertainties inherent in the Unaudited Financial Projections, the unaffiliated ETP common unitholders are cautioned not to place undue reliance on the Unaudited Financial Projections.

The Unaudited Financial Projections are not included in this proxy statement/prospectus in order to induce any unaffiliated ETP common unitholders to vote in favor of any of the proposals at the ETP special meeting.

ETP Unaudited Financial Projections

	Year Ending December 31,
	2018E	2019E	2020E	2021E
	($ in millions, except per unit amounts)
Consolidated EBITDA (1)	$8,293	$9,514	$9,794	$10,155
Distributable cash flow attributable to ETP partners (2)	$5,080	$5,944	$5,885	$6,094
Distributable cash flow per ETP common unit (3)	$2.60	$2.87	$2.78	$2.86

(1)

Consolidated EBITDA is a non-GAAP financial performance measure that is defined as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Consolidated EBITDA reflects amounts for less than wholly owned subsidiaries based on 100% of the subsidiaries’ results of operations and for unconsolidated affiliates based on ETP’s proportionate ownership. Consolidated EBITDA is reported on a consistent basis as Adjusted EBITDA in ETP’s public filings with the SEC.
(2)

Distributable cash flow attributable to ETP partners is a non-GAAP financial performance measure that represents the distributable cash flow accruing to the partners of ETP and excludes amounts expected to be payable as distributions to ETP preferred unitholders. Distributable cash flow attributable to ETP partners is defined as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. For subsidiaries with publicly traded equity interests, distributable cash flow attributable to ETP partners includes distributions to be received by the parent company with respect to the periods presented. For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, distributable cash flow attributable to ETP partners is net of distributions to be paid by the subsidiary to the noncontrolling interests.

(3)	Distributable cash flow per ETP common unit is a non-GAAP financial performance measure that represents the distributable cash flow accruing to each ETP common unit.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. ETP’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

NEITHER ETE NOR ETP INTENDS TO UPDATE OR OTHERWISE REVISE THE ETP UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH ETP UNAUDITED FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE.

ETE Unaudited Financial Projections

	Year Ending December 31,
	2018E	2019E	2020E	2021E
	($ in millions, except per unit amounts)
Distributable cash flow (1)	$1,636	$1,718	$1,797	$1,839
Distributable cash flow per ETE common unit (2)	$1.41	$1.48	$1.55	$1.58

(1)	Distributable cash flow is a non-GAAP financial performance measure that represents the distributable cash flow accruing to ETE.
(2)	Distributable cash flow per ETE common unit is a non-GAAP financial performance measure that represents the distributable cash flow accruing to each ETE common unit on a fully diluted basis.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. ETE’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

NEITHER ETE NOR ETP INTENDS TO UPDATE OR OTHERWISE REVISE THE ETE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH ETE UNAUDITED FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE.

Combined Partnership Unaudited Financial Projections

	Year Ending December 31,
	2019E	2020E	2021E
	($ in millions, except per unit amounts)
Consolidated Adjusted EBITDA (1)	$10,423	$10,692	$11,080
Distributable cash flow attributable to ETE partners (2)	$5,879	$5,818	$6,118
Distributable cash flow per common unit (3)	$2.22	$2.19	$2.31

(1)

Consolidated Adjusted EBITDA is a non-GAAP financial performance measure that is defined as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Consolidated Adjusted EBITDA reflects amounts for less than wholly owned subsidiaries based on 100% of the subsidiaries’ results of operations and for unconsolidated affiliates based on ETE’s proportionate ownership. For avoidance of doubt, Consolidated Adjusted EBITDA includes 100% of the amounts related to both Sunoco and USAC.

(2)

Distributable cash flow attributable to ETE partners is defined as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. For subsidiaries with publicly traded equity interests, distributable cash flow attributable to ETE partners includes distributions to be received by the parent company with respect to the periods presented. For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, distributable cash flow attributable to ETE partners is net of distributions to be paid by the subsidiary to the noncontrolling interests.

(3)	Distributable cash flow per ETE common unit is a non-GAAP financial performance measure that represents the distributable cash flow accruing to each ETE common unit on a fully diluted basis.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. ETE’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

NEITHER ETE NOR ETP INTENDS TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FINANCIAL PROJECTIONS OF THE COMBINED PARTNERSHIP TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS OF THE COMBINED PARTNERSHIP ARE NO LONGER APPROPRIATE.

Interests of Directors and Executive Officers of ETP in the Merger

In considering the recommendation of the ETP Board that you vote to adopt the merger agreement, you should be aware that aside from their interests as unitholders of ETP, ETP’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ETP common unitholders generally. The members of the ETP Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the unitholders of ETP that the merger agreement be adopted. See “—Background of the Merger” and “—Recommendation of the ETP Board; Reasons for the Merger.” ETP’s common unitholders should take these interests into account in deciding whether to vote “FOR” the adoption of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Existing Relationships of ETP Managing GP Officers and Directors with ETE

ETE, as the sole member of ETP Managing GP, is entitled under the limited liability company agreement of ETP Managing GP to appoint all of the directors of ETP Managing GP. Accordingly, ETE has appointed to the ETP Board and has the ability to remove from the ETP Board each of the directors of ETP Managing GP, including, subject to the terms of the merger agreement restricting the removal of ETP Conflicts Committee members during the pendency of the merger agreement, each of the members of the ETP Conflicts Committee.

In addition, certain of the directors and executive officers of ETP Managing GP also serve as directors or executive officers of ETE GP, the general partner of ETE, as set forth below:

Name	Position at ETP Managing GP	Position at ETE GP
Kelcy L. Warren	Chief Executive Officer and Chairman of the Board of Directors	Chairman of the Board of Directors
Marshall S. (Mackie) McCrea, III	Chief Commercial Officer and Director	Group Chief Operating Officer, Chief Commercial Officer and Director
Matthew S. Ramsey	President, Chief Operating Officer and Director	Director
Thomas E. Long	Chief Financial Officer	Group Chief Financial Officer

In addition, one or more of the directors who are currently on the ETP Board and not on the ETE Board may join the ETE Board following the merger.

Economic Interests of ETP Managing GP Officers and Directors in ETP and ETE

Certain of the directors and executive officers of ETP Managing GP hold ETE common units and ETP common units, and thus may have economic interests in the merger that are different from ETP common unitholders generally. Set forth below is a summary of the common unit ownership of each of the directors and executive officers of ETP Managing GP in ETP and ETE, as of September 6, 2018, the most recent practicable date.

Name	ETE Common Units Beneficially Owned	ETP Common Units Beneficially Owned
Kelcy L. Warren	232,991,658	29,566,773
Michael K. Grimm	—	69,271
Marshall S. (Mackie) McCrea, III	1,311,148	330,430
Matthew S. Ramsey	64,637	23,033
David K. Skidmore	4,960	45,300
Thomas E. Long	—	51,869
James M. Wright, Jr.	10,352	33,893
A. Troy Sturrock	1,000	19,937
W. Brett Smith	14,800	15,845

In addition, certain of the executive officers of ETP Managing GP have been granted phantom unit awards in ETE. The phantom unit awards include distribution equivalent rights that entitle the holders to receive, with respect to each ETE common unit subject to such award that has not either vested or been forfeited, a cash payment equal to each cash distribution per ETE common unit made by ETE to its unitholders. Upon vesting of the ETE phantom unit awards, such phantom units will be settled in ETE common units or cash equal to the fair market value of the ETE common units that would otherwise be delivered. As of September 6, 2018, the most recent practicable date, the executive officers of ETP Managing GP hold ETE phantom unit awards as follows: Mr. McCrea (537,379), Mr. Ramsey (223,908) and Mr. Long (121,074).

Treatment of ETP Equity-Based Awards

Under the merger agreement, as with all holders of ETP restricted units and/or ETP restricted phantom units, each unvested award of ETP restricted units and/or ETP restricted phantom units held by ETP’s directors and executive officers that is outstanding as of immediately prior to the effective time will cease to relate to or represent a right to receive ETP common units and will be converted, at the effective time, into the right to receive a comparable restricted equity award relating to ETE common units on the same terms and conditions as were applicable to the corresponding award of ETP restricted units and/or ETP restricted phantom units, except that the number of ETE common units covered by such comparable award will be equal to the number of ETP common units covered by the corresponding award of ETP restricted units multiplied by the exchange ratio, rounded up to the nearest whole unit. None of ETP’s directors hold ETP restricted phantom units.

As of September 6, 2018, the ETP executive officers and directors held the following numbers of outstanding ETP restricted units and/or ETP restricted phantom units:

Name	Number of Outstanding ETP Restricted Units and/or ETP Restricted Phantom Units
Kelcy L. Warren	0
Marshall S. (Mackie) McCrea, III	732,546
Matthew S. Ramsey	259,223
Thomas E. Long	112,757
James M. Wright	129,942
A. Troy Sturrock	59,383

Name	Number of Outstanding ETP Restricted Units
Michael K. Grimm	15,828
David K. Skidmore	15,828
W. Brett Smith	2,500

Indemnification and Insurance

The ETP partnership agreement requires ETP, among other things, to indemnify the directors and executive officers of ETP Managing GP, the general partner of ETP GP, against certain liabilities that may arise by reason of their service as directors or officers.

In addition, the merger agreement provides that, for a period of six years from the effective time, ETP, the surviving entity, will indemnify, defend and hold harmless each officer or director of ETP, ETP Managing GP, ETE, ETE GP or any of its subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with ETP) serving at the request of or on behalf of ETP, ETP Managing GP, ETE, ETE GP or any of its subsidiaries and together with such person’s heirs, executors or administrators against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

In addition, pursuant to the terms of the merger agreement, ETP’s, ETP Managing GP’s, ETE’s or ETE GP’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving entity. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Severance Plan

ETP GP and its affiliates have not entered into any employment agreements with executive officers of ETP, and the executive officers are not expected to enter into any such agreements in connection with the merger. Executive officers participate in the Energy Transfer Partners GP, L.P. Severance Plan (the “Severance Plan”). The Severance Plan provides for payment of certain severance benefits in the event of a Qualifying Termination (as that term is defined in the Severance Plan). In general, the Severance Plan provides payment of two weeks of base salary for each year or partial year of employment service, up to a maximum of 52 weeks or one year of base salary (with a minimum of four weeks of base salary) and up to three months of continued group health insurance coverage. The Severance Plan also provides that additional benefits in addition to those provided under the Severance Plan may be paid based on special circumstances, which additional benefits will be unique and non-precedent setting. The Severance Plan is available to all salaried employees on a nondiscriminatory basis and is not related to or otherwise based on the merger. The merger is not currently expected to result in a Qualifying Termination for any of ETP’s executive officers; however, benefits would be payable under the Severance Plan if an executive officer does incur a Qualifying Termination before, in connection with, or after the consummation of the merger.

Compensation of ETP’s Executive Officers

As of the date of this filing, no compensation that is based on or otherwise relates to the merger is expected to be paid or become payable to ETP’s executive officers and the merger is not expected to result in accelerated vesting of any equity-based awards held by ETP’s executive officers.

Interests of ETE in the Merger

ETE owns ETP Managing GP and ETP GP, and controls ETP through its ownership of these two entities. ETE also owns all of the incentive distribution rights in ETP, as well as approximately 2.4% of the outstanding ETP common units and all of the Class I Units and Class J Units. ETE has different economic interests in the merger than ETP common unitholders generally due to, among other things, ETE’s ownership of the incentive distribution rights in ETP prior to the merger and the fact that ETE is the acquiring entity in the merger. Under the terms of the merger agreement, ETE has agreed to vote all of the ETP common units owned beneficially or of record by ETE and its subsidiaries in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof.

No Dissenters’ Rights or Appraisal Rights

Neither appraisal rights nor dissenters’ rights are available in connection with the merger under the Delaware LP Act, the merger agreement or the ETP partnership agreement.

No ETE Unitholder Approval Required

ETE unitholders are not required to adopt the merger agreement or approve the merger or the issuance of ETE common units or ETE Class A Units in connection with the merger.

Accounting Treatment of the Merger

ETE controls ETP through its ownership of ETP Managing GP and ETP GP and therefore currently consolidates the operations of ETP into ETE’s financial statements. Subsequent to the merger, ETE will continue to present consolidated financial statements that reflect the historical consolidated financial statements of ETP. The merger will be accounted for as an equity transaction and will be reflected in the consolidated financial statements as ETE’s acquisition of ETP’s noncontrolling interest. The carrying amounts of ETE’s and ETP’s assets and liabilities will not be adjusted, nor will a gain or loss be recognized as a result of the merger.

Regulatory Approvals and Clearances Required for the Merger

Consummation of the merger is subject to the expiration or termination of the applicable waiting period under the HSR Act, if any, and obtaining any approval or consent under any other applicable antitrust law. Early termination of the waiting period under the HSR Act was granted on September 4, 2018.

At any time before or after the effective time, the Antitrust Division of the Department of Justice (the “Antitrust Division”), the Federal Trade Commission or another U.S. or foreign governmental authority could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of ETE, ETP or their subsidiaries, or subject to other remedies. U.S. state attorneys general or other state or local regulators could also take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the merger, seeking to rescind the merger or permitting completion subject to concessions, conditions or divestitures. Foreign governmental authorities may take action under their applicable antitrust, competition or merger control laws including without limitation seeking to prevent, delay or enjoin the completion of the merger, seeking to rescind the merger, or permitting completion subject to concessions, conditions or divestitures. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

ETE and ETP have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the transactions contemplated by the merger agreement, including the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than the outside date, and including agreeing to dispose or hold separate the businesses, operations or assets of ETE, ETP or their subsidiaries, or agreeing to restrictions on the businesses of ETE, ETP or their subsidiaries. Notwithstanding the foregoing, ETE and ETP have both agreed not to offer, negotiate or commit to any disposal, hold separate or other restriction related to its or its subsidiaries’ businesses, operations or assets without the other party’s prior written consent.

Directors and Executive Officers of ETE After the Merger

ETE expects that the directors and executive officers of ETE GP immediately prior to the merger will continue in their existing management roles of ETE GP after the merger, except that (i) Kelcy L. Warren, Chairman and Chief Executive Officer of ETP and Chairman of ETE, is expected to become the Chairman and Chief Executive Officer of ETE, (ii) John W. McReynolds, President of ETE, is expected to become a Special Advisor of ETE, (iii) Marshall S. (Mackie) McCrea, III, Group Chief Operating Officer and Chief Commercial Officer of ETE, is expected to become the President and Chief Commercial Officer of ETE and, (iv) Thomas E. Long, Group Chief Financial Officer of ETE, is expected to become Executive Vice President and Chief Financial Officer of ETE. Thomas P. Mason, Executive Vice President and General Counsel of ETE is expected to continue in the same role.

Listing of ETE Common Units; Delisting and Deregistration of ETP Common Units

ETE common units are currently listed on the NYSE under the ticker symbol “ETE.” It is a condition to closing that the ETE common units to be issued in the merger to ETP common unitholders be approved for listing on the NYSE, subject to official notice of issuance. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.”

ETP common units are currently listed on the NYSE under the ticker symbol “ETP,” while the Series C Preferred Units and Series D Preferred Units in ETP are currently listed on the NYSE under the ticker symbols “ETPprC” and “ETPprD,” respectively. If the merger is completed, ETP common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act. However, the Series C Preferred Units and the Series D Preferred Units in ETP will continue to be listed on the NYSE under the ticker symbols “ETPprC” and “ETPprD.” At the closing of the merger, it is expected that ETP will change its name to “Energy Transfer Operating, L.P.”

Ownership of ETE After the Merger

ETE will issue approximately 1,458,755,000 ETE common units to former ETP common unitholders pursuant to the merger agreement and approximately 647,080,000 ETE Class A Units to ETE GP. Based on the number of ETE common units outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, ETE expects to have approximately 2,616,961,000 common units outstanding. ETP common unitholders are therefore expected to hold approximately 56% of the aggregate number of ETE common units outstanding immediately after the merger. Holders of ETE common units (similar to holders of ETP common units) are not entitled to elect ETE’s general partner or the directors of the ETE Board and have only limited voting rights on matters affecting ETE’s business. Further, holders of ETE common units and ETE Class A Units will generally vote together, as a single class, on any matter on which such ETE unitholders are entitled to vote. Please read “Comparison of Rights of ETE Common Unitholders and ETP Common Unitholders” for additional information.

Restrictions on Sales of ETE Common Units Received in the Merger

ETE common units issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for ETE common units issued to any ETP common unitholder who may be deemed to be an “affiliate” of ETE after the completion of the merger. This proxy statement/prospectus does not cover resales of ETE common units received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

PROPOSAL 1: THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. ETE and ETP encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about ETE, ETP or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about ETE, ETP or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by ETE and ETP were qualified and subject to important limitations agreed to by ETE and ETP in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of ETE Merger Sub with and into ETP, with ETP surviving the merger as a subsidiary of ETE. ETP, which is sometimes referred to following the merger as the surviving entity, will survive the merger, and the separate limited liability company existence of ETE Merger Sub will cease. After the completion of the merger, the certificate of limited partnership of ETP in effect immediately prior to the effective time and as amended by the certificate of merger will remain unchanged and will be the certificate of limited partnership of the surviving entity from and after the effective time, and thereafter may be amended in accordance with its terms or by applicable law. In addition, at the effective time, the ETP partnership agreement, as amended by the ETP LPA amendment, will remain unchanged and will be the agreement of limited partnership of the surviving entity from and after the effective time, and thereafter may be amended in accordance with its terms or by applicable law.

Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of its common units on the NYSE under the new symbol “ET.” At the closing of the merger, ETP will change its name to “Energy Transfer Operating, L.P.”

Effective Time; Closing

The effective time will be at such time that ETP files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the Delaware LP Act and the

Delaware Limited Liability Company Act or at such other date or time as is agreed to by ETE and ETP and specified in the certificate of merger.

Unless the parties agree otherwise, the closing of the merger will occur at 9:00 a.m., Eastern Time, on the second business day after the satisfaction or waiver of the conditions to the merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as ETE and ETP agree. For further discussion of the conditions to the merger, see “—Conditions to Consummation of the Merger.”

ETE and ETP currently expect to complete the merger shortly following the conclusion of the special meeting, subject to receipt of required unitholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

Pre-Closing Transactions

Subject to the conditions to the merger being satisfied or waived (other than conditions that by their nature are to be satisfied at closing, but subject to the satisfaction or waiver of those conditions), ETE, ETP Managing GP and ETP will, and will cause their respective affiliates to, cause the following pre-closing transactions to occur immediately prior to the effective time in the order set forth below:

•	ETE will contribute 2,263,158 Sunoco common units to ETP in exchange for 2,874,275 ETP common units;

•	ETP Managing GP will contribute 100% of the limited liability company interests in Sunoco GP to ETP in exchange for 42,812,389 ETP common units;

•	ETP Managing GP will contribute 12,466,912 USAC common units and 100% of the limited liability company interests in USA Compression GP to ETP in exchange for 16,134,903 ETP common units;

•	ETE will contribute the Lake Charles LNG Interests to ETP in exchange for 37,557,815 ETP common units;

•

ETE and ETP Managing GP will cause the conversion of the incentive distribution rights in ETP into, or cause ETP to purchase such incentive distribution rights in exchange for, 1,168,205,710 ETP common units;

•	ETE and ETP Managing GP will cause the cancellation of the Class I Units and Class J Units;

•

ETP Managing GP will cause the conversion of the approximate 1.0% economic general partner interest in ETP to a non-economic general partner interest in ETP and cause ETP to issue 18,448,341 ETP common units to ETP GP; and

•	in connection with the actions contemplated in the fifth, sixth and seventh bullets above, the ETP partnership agreement will be amended as set forth in ETP LPA amendment.

The ETP common units issued in connection with the pre-closing transactions will be issued after the record date for the special meeting and therefore will not be entitled to vote at the special meeting.

Conditions to Consummation of the Merger

ETE and ETP may not complete the merger unless each of the following conditions is satisfied or waived, if waiver is permitted by applicable law:

•

the merger agreement and the transactions contemplated thereby, including the merger, must have been adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding ETP common units;

•

the merger agreement and the transactions contemplated thereby, including the merger, must have been adopted by the affirmative vote or consent of at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders;

•

any waiting period applicable to the merger under the HSR Act must have been terminated or expired, and any required approval or consent under any other applicable antitrust law must have been obtained (early termination of the waiting period under the HSR Act was granted on September 4, 2018);

•

no law, injunction, judgment, ruling or agreement enacted, promulgated, issued, entered, amended, enforced by, or entered into with any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of such transactions illegal, and no proceeding with any governmental authority regarding the transactions contemplated by the merger agreement will be threatened or pending;

•

the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order suspending the effectiveness of the registration statement or proceedings for that purpose initiated or threatened by the SEC;

•	the ETE common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance;

•

ETP having received an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that at least 90% of the gross income of ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

ETE having received an opinion of its counsel, Latham & Watkins LLP, to the effect that (i) at least 90% of the gross income of ETE for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of ETE and ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The obligations of ETE and ETE Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ETP in the merger agreement being true and correct in all respects both when made and at and as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ETP (apart from certain identified representations and warranties (i) that there will not have been a material adverse effect on ETP from December 31, 2017 through the closing date, with respect to the authority to execute the merger agreement and consummate the transactions contemplated thereby; (ii) that the adoption of the merger agreement by the affirmative vote or consent of the holders of at least a majority of the outstanding ETP common units is the only approval of the holders of any outstanding equity interests in ETP that is required for approval of the transactions contemplated by the merger agreement, which in each case must be true and correct in all respects; and (iii) with respect to ETP’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

•	ETP having performed, in all material respects, all obligations required to be performed by it under the merger agreement;

•	the receipt of one or more certificates executed by an executive officer of ETP and an authorized signatory of ETP GP certifying that the two preceding conditions have been satisfied; and

•

ETE having received an opinion of its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes (i) ETE should not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code) and (ii) no gain or loss should be recognized by holders of ETE common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

The obligations of ETP to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of ETE and ETE Merger Sub in the merger agreement being true and correct in all respects both when made and at and as of the date of the closing of the merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ETE (apart from certain identified representations and warranties (i) providing that there will not have been a material adverse effect on ETE from December 31, 2017 through the closing date and with respect to the authority to execute the merger agreement and consummate the transactions contemplated thereby, which must be true and correct in all respects, and (ii) with respect to ETE’s capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

•	ETE and ETE Merger Sub having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

•

the receipt of one or more certificates executed by an executive officer of ETE and an authorized signatory of ETE GP and ETE Merger Sub certifying that the two preceding conditions have been satisfied;

•

ETP having received an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that for U.S. federal income tax purposes (i) ETP should not recognize any income or gain as a result of the merger and (ii) no gain or loss should be recognized by holders of ETP common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or any deemed sale of ETE common units pursuant to the withholding provisions of the merger agreement and except to the extent that any Section 707 Consideration (as defined below) causes the merger to be treated as a “disguised sale”); and

•	ETE GP having executed and delivered to ETE the ETE LPA amendment, which provides for the establishment and issuance of the ETE Class A Units to ETE GP.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to a party to the merger agreement, any change, effect, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party or its subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders the consummation of the transactions contemplated by the merger agreement, including the merger, on or before the outside date; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a material adverse effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such party operates; (ii) the announcement or pendency of the merger agreement or the transactions contemplated thereby or the performance of the merger agreement (including, for the avoidance of doubt, performance of the parties’ reasonable best efforts obligations under the merger agreement in connection with obtaining regulatory approval); (iii) any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of such party (it being understood and agreed that the foregoing will not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any laws or regulations applicable to such party or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or unitholders of such party (on their own or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated thereby; (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or coal or other commodities; (viii) any failure of a party to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing will not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); and (ix) the taking of any action required by the merger agreement; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above will be considered for purposes of determining whether there has been or would reasonably be expected to be a material adverse effect if and to the extent such state of affairs, changes, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such party and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such party and its subsidiaries operate. Notwithstanding the foregoing, any state of affairs, changes, effects, events or occurrences (or the facts underlying such state of affairs, changes, effects, events or occurrences) to which ETE has knowledge as of the date of the merger agreement will not constitute a material adverse effect with respect to ETE.

ETP Common Unitholder Approval

ETP has agreed to hold a special meeting of its common unitholders as soon as is practicable after the date of the merger agreement for the purpose of such common unitholders voting on the adoption of the merger agreement and the transactions contemplated thereby, including the merger. Unless terminated pursuant to its terms, the merger agreement requires ETP to submit the merger agreement to a common unitholder vote (i) even if the ETP Board no longer recommends adoption of the merger agreement and (ii) irrespective of the commencement, public proposal, public disclosure or communication to ETP of any alternative proposal (as described below). In addition, unless the ETP Board has effected an adverse recommendation change in accordance with the merger agreement as described in “—Change in ETP Board Recommendation,” ETP has agreed to use reasonable best efforts to solicit from its common unitholders proxies in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof. The ETP Board has approved the merger agreement and the transactions contemplated thereby, including the merger, and authorized that the merger agreement be submitted to the common unitholders of ETP for their consideration.

For purposes of the merger agreement, the term “alternative proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than ETE, its subsidiaries and their respective affiliates, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), of assets of ETP and its subsidiaries equal to 15% or more of ETP’s consolidated assets or to which 15% or more of ETP’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 15% or more of any class of equity securities of ETP, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of ETP or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ETP or any of its subsidiaries which is structured to permit any person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 15% of ETP’s consolidated assets, net income, net expenses, revenue or equity interests; in each case, other than the transactions contemplated by the merger agreement.

No Solicitation by ETP of Alternative Proposals

The merger agreement contains detailed provisions prohibiting ETP from seeking an alternative proposal to the merger. Under these “no solicitation” provisions, ETP has agreed that it will not, and will cause its subsidiaries not to, and use its reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

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solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an alternative proposal;

•	grant any waiver or release of any standstill or similar agreement with respect to any units of ETP or of any of its subsidiaries;

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except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal; or

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withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to ETE, the recommendation of the ETP Board that its common unitholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal, or fail to recommend against acceptance of any tender offer or exchange offer for ETP common units within 10 business days after commencement of such offer, or resolve or agree to take any of the foregoing actions.

The merger agreement further provides that within five business days of receipt of a written request of ETE following the receipt by ETP of any alternative proposal, ETP must publicly reconfirm the ETP Board recommendation; provided, that, in the event ETE requests such public reconfirmation of the ETP Board recommendation, ETP may not unreasonably withhold, delay (beyond the five business day period) or condition the public reconfirmation of the ETP Board recommendation and provided, further, that ETE will not be permitted to make such request on more than one occasion in respect of each alternative proposal and each material modification to an alternative proposal, if any (the failure to take the foregoing action, collectively with the taking of either of the actions noted in bullets three and four above, are each referred to herein as an “adverse recommendation change”).

In addition, the merger agreement requires ETP and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons and (iii) immediately prohibit any access by any persons (other than ETE and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to ETP common unitholders and unaffiliated ETP common unitholders voting in favor of adopting the merger agreement, ETP may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with a third party, if (i) ETP has received a written alternative proposal from such third party that the ETP Board (upon the recommendation of the ETP Conflicts Committee) believes is bona fide, (ii) the ETP Board (upon the recommendation of the ETP Conflicts

Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such alternative proposal constitutes or could reasonably be expected to lead to or result in a superior proposal and (B) failure to furnish such information or participate in such discussions would be inconsistent with the ETP Board’s duties under applicable law, as modified by the ETP partnership agreement, and (iii) such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement.

ETP has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify ETE of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry (including providing ETE with copies of any written materials received from or on behalf of such person relating to such proposal, offer, request or inquiry) and (ii) will provide ETE with the terms, conditions and nature of any such alternative proposal, request or inquiry. In addition, ETP agrees to keep ETE reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide ETE with copies of any material written materials received by it or that it has delivered to any third party making an alternative proposal that relate to such proposals, offers, requests or inquiries) and of the status of any such discussions or negotiations.

The merger agreement permits ETP or the ETP Board to issue a “stop, look and listen” communication pursuant to Rule 14d-9(f) or comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act if the ETP Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to constitute a violation of applicable law.

For purposes of the merger agreement, a superior proposal means a bona fide unsolicited written offer, obtained after the date of the merger agreement and not in breach of ETP’s no solicitation obligations described above (other than an immaterial breach), to acquire, directly or indirectly, 80% or more of the outstanding equity securities of ETP or 80% or more of the assets of ETP and its subsidiaries on a consolidated basis, made by a third party (other than ETE or any of its affiliates), which is on terms and conditions that the ETP Board determines in its good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to ETP’s unitholders (in their capacity as unitholders) from a financial point of view than the transactions contemplated by the merger agreement, taking into account at the time of such determination any changes to the terms of the merger agreement that as of that time had been committed to by ETE in writing.

Change in ETP Board Recommendation

Notwithstanding the terms described above or any other term of the merger agreement to the contrary, subject to the conditions described below, the ETP Board and the ETP Conflicts Committee may, at any time prior to the adoption of the merger agreement by the ETP common unitholders and unaffiliated ETP common unitholders, effect an adverse recommendation change in response to either (i) an alternative proposal constituting a superior proposal or (ii) a changed circumstance that was not known to or reasonably foreseeable by the ETP Board prior to the date of the merger agreement, in each case if the ETP Board, upon the recommendation of the ETP Conflicts Committee and after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law, as modified by the ETP partnership agreement, and the following conditions have been met:

•	if the ETP Board (upon the recommendation of the ETP Conflicts Committee) intends to effect such adverse recommendation change in response to an alternative proposal:

•	such alternative proposal is bona fide, in writing and has not been withdrawn or abandoned;

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the ETP Board (upon the recommendation of the ETP Conflicts Committee) has determined, after consultation with its outside legal counsel and financial advisors, that such alternative proposal constitutes a superior proposal after giving effect to the adjustments offered by ETE pursuant to the fifth bullet below;

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ETP has provided prior written notice to ETE of the intention of the ETP Board to effect an adverse recommendation change, and such notice has specified the identity of the person making such alternative proposal, the material terms and conditions of such alternative proposal, and complete copies of any written proposal or offers (including proposed agreements) received by ETP in connection with such alternative proposal;

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during the period that commences on the date of delivery of the above-described notice and ends on the date that is the fifth calendar day following the date of such delivery, ETP must have (1) negotiated with ETE in good faith (to the extent ETE seeks to negotiate) to make such adjustments to the terms and conditions of the merger agreement as would permit the ETP Board not to effect an adverse recommendation change and (2) kept ETE reasonably informed with respect to the status and changes in the material terms and conditions of such alternative proposal or other change in circumstances related thereto; provided, that any material revisions to such alternative proposal (including any change in the purchase price) will require delivery of a subsequent notice and a subsequent notice period, except that such subsequent notice period will expire upon the later of (x) the end of the initial notice period and (y) the date that is the third calendar day following the date of the delivery of such subsequent notice; and

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the ETP Board must have considered all revisions to the terms of the merger agreement irrevocably offered in writing by ETE and, at the end of the notice period, must have determined in good faith that (i) such alternative proposal continues to constitute a superior proposal and (ii) failure to effect an adverse recommendation change would be inconsistent with its duties under applicable law, as modified by the ETP partnership agreement, in each case even if such revisions were to be given effect; or

•	if the ETP Board (upon the recommendation of the ETP Conflicts Committee) intends to effect such adverse recommendation change in response to a changed circumstance:

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ETP has provided prior written notice to ETE of the intention of the ETP Board to effect an adverse recommendation change, and such notice has specified the details of such changed circumstance and the reasons for the adverse recommendation change;

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during the period that commences on the date of delivery of the above-described notice and ends on the date that is the fifth calendar day following the date of such delivery, ETP must have (i) negotiated with ETE in good faith to make such adjustments to the terms and conditions of the merger agreement as would permit the ETP Board not to effect an adverse recommendation change and (ii) kept ETE reasonably informed of any change in circumstances related thereto; and

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the ETP Board must have considered all revisions to the terms of the merger agreement irrevocably offered in writing by ETE and, at the end of the notice period, must have determined in good faith (upon the recommendation of the ETP Conflicts Committee) that the failure to effect an adverse recommendation change would be inconsistent with its duties under applicable law, as modified by the ETP partnership agreement, even if such revisions were to be given effect.

As used in the merger agreement, a changed circumstance means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of the merger agreement and was not, prior to the date of the merger agreement, known to or reasonably foreseeable by the ETP Board and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) ETP pursuant to the merger agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a changed circumstance: (i) any change in the price or change in trading volume, of the ETP common units or the fact that ETP meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception to this clause (i) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether a changed circumstance has occurred) or (ii) any matters generally affecting the industry in which ETP operates as a whole that have not had or would not reasonably be expected to have a disproportionate effect on ETP and/or its subsidiaries.

Merger Consideration

The merger agreement provides that, at the effective time, each ETP common unit issued and outstanding as of immediately prior to the effective time (other than ETP common units held by ETE or its subsidiaries) will be converted into the right to receive 1.28 ETE common units.

ETE will not issue any fractional units in the merger. Instead, all fractional ETE common units that a holder of ETP common units would otherwise be entitled to receive as consideration for the merger will be aggregated and then, if a fractional ETE common unit results from that aggregation, be rounded up to the nearest whole ETE common unit.

Treatment of Restricted Units, Restricted Phantom Units and ETP Equity Plans

Under the merger agreement, each unvested award of ETP restricted units or ETP restricted phantom units outstanding immediately prior to the effective time will, as of the effective time, by virtue of the merger and without any action on the part of the holder thereof, cease to relate to or represent a right to receive ETP common units and will be converted into a right to receive a comparable restricted equity award with respect to ETE common units, on the same terms and conditions as were applicable to the corresponding award of ETP (including the right to receive distribution equivalents with respect to such award), except that the number of ETE common units covered by each such comparable award will be equal to the number of ETP common units subject to the corresponding award of ETP multiplied by the exchange ratio, rounded up to the nearest whole unit.

At the effective time, ETE will assume the obligations of ETP under the ETP equity plans and will assume such plans for purposes of employing such plans to make grants of equity-based awards with respect to ETE common units following the closing of the merger.

Treatment of General Partner Interest

Immediately prior to the effective time, ETP Managing GP will cause the conversion of the approximate 1.0% economic general partner interest in ETP to a non-economic general partner interest in ETP and cause ETP to issue 18,448,341 ETP common units to ETP GP. At the effective time, the non-economic general partner interest in ETP and the ETP common units issued to ETP GP in connection with the conversion of the general partner interest will be unchanged and remain outstanding.

Treatment of Other Classes of ETP Units

The merger agreement provides that (i) at the effective time, each Class E Unit, Class G Unit, Class K Unit, Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit and Series D Preferred Unit of ETP issued and outstanding immediately prior to the effective time will be unchanged and remain outstanding, (ii) immediately prior to the effective time as part of the pre-closing transactions, each Class I Unit and Class J Unit issued and outstanding at such time will be cancelled for no consideration, and (iii) immediately prior to the effective time as part of the pre-closing transactions, all of the incentive distribution rights in ETP issued and outstanding at such time will be converted into 1,168,205,710 ETP common units. The Series C Preferred Units and the Series D Preferred Units will continue to be listed on the NYSE following the completion of the merger.

Treatment of ETP Common Units Owned by ETE and its Subsidiaries

The ETP common units owned by ETE and its subsidiaries and issued and outstanding immediately prior to the effective time (including the ETP common units issued to ETE or any of its subsidiaries in connection with the pre-closing transactions) will be unchanged and remain outstanding.

Adjustments to Prevent Dilution

Prior to the effective time, the exchange ratio will be appropriately adjusted to reflect fully the effect of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction and to provide the holders of ETP common units the same economic effect as contemplated by the merger agreement prior to such event.

Withholding

ETE and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any person pursuant to the merger agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of applicable U.S. federal, state, local or non-U.S. tax law. To the extent that deduction and withholding is required, such deduction and withholding may be taken in ETE common units. To the extent withheld, such withheld ETE common units will be treated as having been sold on behalf of the person in respect of whom such withholding was made.

Distributions

No distributions with respect to ETE common units issued in the merger will be paid to the holder of any unsurrendered certificates or book-entry units until such certificates or book-entry units are surrendered. Following such surrender, there will be paid, without interest, to the record holder of ETE common units issued in exchange therefor (i) at the time of such surrender, all distributions payable in respect of any such ETE common units with a record date after the effective time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such ETE common units with a record date after the effective time but with a payment date subsequent to such surrender. For purposes of distributions in respect of ETE common units, all ETE common units to be issued pursuant to the merger will be entitled to distributions as if issued and outstanding as of the effective time.

Regulatory Matters

See “The Merger—Regulatory Approvals and Clearances Required for the Merger” for a description of the material regulatory requirements for the completion of the merger.

ETE and ETP have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority or any other person may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than the outside date. Notwithstanding the foregoing, ETE and ETP have agreed not to offer, negotiate or commit to any disposal, hold separate, or other restriction related to its or its subsidiaries’ businesses, operations or assets without the other party’s prior written consent.

Termination of the Merger Agreement

ETE or ETP may terminate the merger agreement at any time prior to the effective time, whether before or after the ETP common unitholders and unaffiliated ETP common unitholders have approved the merger agreement, by mutual written consent.

In addition, either ETE or ETP may terminate the merger agreement at any time prior to the effective time by written notice to the other party:

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if the merger has not been consummated on or before the outside date; provided, that the right to terminate the merger agreement if the merger has not been consummated on or before the outside date will not be available to a party (i) if the inability to satisfy the conditions to closing was due to the failure of such party to perform any of its obligations under the merger agreement or (ii) if the other party has filed (and is then pursuing) an action seeking specific performance to enforce the obligations under the merger agreement;

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if any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the consummation of the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal; provided, however, that the right to terminate for this reason will not be available if the prohibition was due to the failure of the terminating party to perform any of its obligations under the merger agreement; or

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if the ETP common unitholders and unaffiliated ETP common unitholders do not adopt the merger agreement at the special meeting of ETP common unitholders called for such purpose or any adjournment or postponement of such meeting.

In addition, ETE may terminate the merger agreement:

•	if an adverse recommendation change by the ETP Board shall have occurred;

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if prior to the adoption of the merger agreement by ETP common unitholders and unaffiliated ETP common unitholders, ETP is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of ETP common unitholders for the purpose of obtaining common unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from the ETP common unitholders in favor of such adoption and, through the ETP Board, recommend the adoption of the merger agreement to ETP common unitholders or (ii) comply with the requirements applicable to the other party described under “—No Solicitation by ETP of Alternative Proposals”; provided, that the right to terminate the merger agreement for this reason will not be available to ETE if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement; or

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if there is a breach by ETP of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice from ETE of such breach; provided that ETE will not have the right to terminate the merger agreement for this reason if ETE is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, ETP may terminate the merger agreement:

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if there is a breach by ETE of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice from ETP of such breach; provided that ETP will not have the right to terminate the merger agreement for this reason if ETP is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement; or

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prior to the adoption of the merger agreement by ETP common unitholders and unaffiliated ETP common unitholders, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal in accordance with ETP’s obligation to comply with the requirements described under “—No Solicitation by ETP of Alternative Proposals,” including payment of the termination fee.

In some cases, termination of the merger agreement will require ETP to reimburse up to $30.0 million of ETE’s expenses and pay a termination fee to ETE (less any expenses of ETE and its affiliates previously reimbursed by ETP), as described below under “—Expenses” and “—Termination Fee.”  Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates.

Termination Fee

The merger agreement provides that ETP is required to pay a termination fee to ETE of $750.0 million, less any expenses of ETE previously reimbursed by ETP, as described below under “—Expenses,” to ETE if the merger agreement is terminated: (i) by ETP or ETE because the ETP common unitholder approval and the unaffiliated ETP common unitholder approval was not obtained at the special meeting of ETP common unitholders called for such purpose in a case where an adverse recommendation change has occurred; (ii) by ETP prior to the receipt of the ETP common unitholder approval and the unaffiliated ETP common unitholder approval, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal; (iii) by ETE due to an adverse recommendation change having occurred; or (iv) by ETE prior to the receipt of the ETP common unitholder approval and the unaffiliated ETP common unitholder approval due to a willful breach by ETP of its obligations to (a) duly call, give notice of convene and hold a special meeting of its common unitholders for the purpose of obtaining ETP common unitholder approval and the unaffiliated ETP common unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from ETP common unitholders in favor of such adoption and, through the ETP Board, recommend the adoption of the merger agreement to ETP common unitholders or (b) comply with the requirements described under “—No Solicitation by ETP of Alternative Proposals.”

Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the party incurring such fees and expenses.

In addition, ETP is required to pay the expenses of ETE in the event that the merger agreement is terminated:

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by ETE or ETP because the merger agreement was not adopted by ETP common unitholders and unaffiliated ETP common unitholders at a special meeting of ETP common unitholders called for such purpose (or if ETP terminates the merger agreement pursuant to another termination right at a time when the agreement was terminable for this reason); or

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by ETE because ETP is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of ETP’s common unitholders for the purpose of obtaining common unitholder approval of the merger agreement, use its reasonable best efforts to solicit proxies from unitholders in favor of such adoption and, through the ETP Board, recommend the adoption of the merger agreement to ETP’s common unitholders or (ii) comply with the requirements described under “—No Solicitation by ETP of Alternative Proposals.”

In such case, ETP promptly, but in no event later than three business days after receipt of an invoice therefor from ETE, will be required to pay ETE’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by ETE and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $30.0 million. Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by ETE or its affiliates.

Conduct of Business Pending the Consummation of the Merger

Under the merger agreement, each of ETE and ETP has undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time, unless the other party gives its prior written consent (which, in certain instances, cannot be unreasonably withheld, conditioned or delayed). In general, each party has agreed to use commercially reasonable efforts to (i) conduct its business in the ordinary course of business consistent with past practice, (ii) preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (iii) keep in full force and effect all material permits and insurance policies maintained by it, its subsidiaries and its joint ventures, other than changes to such policies made in the ordinary course of business and (iv) comply in all material respects with all applicable laws and the requirements of its material contracts.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by ETP to ETE in connection with the merger agreement, unless ETE consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), ETP will not, and will not permit any of its subsidiaries or joint ventures to, among other things, undertake the following actions:

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sell, transfer, lease, farmout or otherwise dispose of any properties or assets that (i) do not generate cash on a recurring basis and have a fair market value in excess of $100.0 million in the aggregate (except (A) pursuant to certain contracts listed in the disclosure schedules, (B) dispositions of obsolete or worthless equipment that is replaced with comparable or better equipment, (C) transactions in the ordinary course of business consistent with past practice or (D) sales or transfers to ETP or its subsidiaries) and (ii) generate cash on a recurring basis (including securities of ETP’s subsidiaries);

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make any capital expenditures (which includes, among others, any investments by contribution to capital) in excess of $400.0 million in the aggregate other than certain capital expenditures set forth on the disclosure schedules or as may be reasonably required to conduct emergency operations or repairs of any well, pipeline or other facility;

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directly or indirectly acquire (i) any entity, division, business or equity interest of any third party or, (ii) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $200.0 million;

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make any loans or advances to any person other than (i) to its employees in the ordinary course of business consistent with past practice, (ii) loans and advances to ETP or its subsidiaries and (iii) trade credit granted in the ordinary course of business consistent with past practice;

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(i) except for in connection with certain contracts relating to indebtedness or commodity derivative instruments entered into in compliance with ETP’s risk management policy and (other than in the case of non-competition agreements) as in the ordinary course of business consistent with past practice, enter into material contracts (other than those already contemplated as of the date of the merger agreement or as are approved as part of any previously announced project of an ETP joint venture) in which the annual revenues or payments are anticipated to be in excess of $400.0 million, or terminate or amend in any material respect any material ETP contract, or (ii) (A) waive any material rights under any material ETP contract, (B) enter into or extend the term or scope of any material ETP contract that materially restricts ETP or any of its subsidiaries from engaging in any line of business or in any geographic area, (C) enter into any material ETP contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by the merger agreement or (D) release any person from, or modify or waive any provision of, any standstill or confidentiality agreement related to a sale of ETP or any of its material subsidiaries;

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adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of ETP);

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except as provided under any agreement entered into prior to the date of the merger agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $20.0 million individually or $40.0 million in the aggregate; or

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take any action that would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the transactions contemplated by the merger agreement, in each case to a date after the outside date.

ETP has further agreed that, subject to certain exceptions in the merger agreement and the disclosure schedules delivered by ETP to ETE in connection with the merger agreement ETP will not, and will not permit any of its subsidiaries or joint ventures to, among other things, undertake the following actions without the consent of ETE (which consent may be withheld in ETE’s sole discretion):

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issue, sell, grant, dispose of, accelerate the vesting of or modify, any ownership or other limited partner interests in ETP, voting securities or equity interests, or any securities convertible into or exchangeable for ownership or other interests in ETP, voting securities or equity interests, other than (i) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of the merger agreement in accordance with the terms of such award, (ii) in connection with the granting of any awards of ETP restricted units and/or ETP restricted phantom units under the ETP equity plans in the ordinary course of business or consistent with past practice and (iii) in connection with the over-allotment option under the underwriting agreement, dated July 16, 2018, by and between ETP and the underwriters party thereto;

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redeem, purchase or otherwise acquire any of ETP’s partnership interests, voting securities or equity interests, other than tax withholding with respect to any equity or equity-based award that is outstanding on, or granted after, the date of the merger agreement and in accordance with the terms of such awards;

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declare, set aside for payment or pay any distribution on any ETP common units or other partnership interests, or otherwise make any payments to ETP unitholders in their capacity as such, other than (i) distributions by a subsidiary of ETP to its parent or (ii) distributions in accordance with the ETP partnership agreement in amounts not exceeding those set forth in the ETP disclosure schedule;

•	split, combine, subdivide or reclassify any ETP common units or other partnership interests in ETP;

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incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ETP or any of its subsidiaries or joint ventures, except that ETP may:

•	borrow under ETP’s existing credit facility (and to the extent such credit facility is increased);

•	in addition to borrowings under the preceding bullet, borrow additional amounts up to $200.0 million; and

•	borrow from or repay a subsidiary, and ETP’s subsidiaries may borrow from or repay ETP;

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prepay or repurchase any long-term indebtedness for borrowed money or debt securities of ETP or any of its subsidiaries, other than revolving indebtedness, borrowings from ETP to a subsidiary and repayments or repurchases required pursuant to the terms of such indebtedness or debt securities;

•

except in the ordinary course of business or as required by applicable law, (i) change its fiscal year or any method of tax accounting, (ii) make, change or revoke any material tax election, (iii) settle or compromise any material liability for taxes or (iv) file any material amended tax return;

•	make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law;

•	amend ETP’s certificate of limited partnership or the ETP partnership agreement; or

•

engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of ETP for any calendar quarter since its formation and prior to the effective time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by ETE to ETP in connection with the merger agreement, unless ETP consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), ETE has agreed to certain restrictions limiting the ability of it and its subsidiaries to, among other things:

•

make any capital expenditures (which includes, among others, any investments by contribution to capital) in excess of $150.0 million in the aggregate other than certain capital expenditures set forth on the disclosure schedules or as may be reasonably required to conduct emergency operations or repairs of any well, pipeline or other facility;

•

(i) except for in connection with certain contracts relating to indebtedness or commodity derivative instruments entered into in compliance with ETE’s risk management policy and (other than in the case of non-competition agreements) as in the ordinary course of business consistent with past practice, enter into material contracts or terminate or amend in any material respect any material ETE contract or (ii) (A) waive any material rights under any material ETE contract, (B) enter into or extend the term or scope of any material ETE contract that materially restricts ETE or any of its subsidiaries from engaging in any line of business or in any geographic area, (C) enter into any material ETE contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by the merger agreement or (D) release any person from, or modify or waive any provision of, any standstill or confidentiality agreement related to a sale of ETE or any of its material subsidiaries;

•

amend ETE’s certificate of limited partnership or the ETE partnership agreement (other than the ETE LPA amendment and amendments (i) in connection with any ETE acquisition transaction or (ii) that are approved by ETE GP or a ETE unit majority); or

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than transactions exclusively between wholly owned subsidiaries of ETE).

ETE has further agreed that, subject to certain exceptions in the merger agreement and the disclosure schedules delivered by ETE to ETP in connection with the merger agreement ETE will not, and will not permit any of its subsidiaries or joint ventures to, among other things, undertake the following actions without the consent of ETP (which consent may be withheld in ETP’s sole discretion):

•

issue, sell, grant, dispose of, accelerate the vesting of or modify any limited partner interests in ETE, voting securities or equity interests, or any securities convertible into or exchangeable for limited partner interests in ETE, other than (i) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on the date of the merger agreement or thereafter granted in accordance with their terms, (ii) issuances of up to $200.0 million in connection with a transaction involving the acquisition of assets or equity interests and (iii) issuances exceeding $200.0 million in connection with a transaction involving the acquisition of assets or equity interests (1) as to which the ETE Board has received an opinion from a nationally recognized investment banking firm to the effect that the consideration provided for in such transaction is fair, from a financial point of view, to ETE or the ETE unitholders, as the case may be, and (2) that could not reasonably be expected to cause any of the conditions to closing set forth in the merger agreement to be satisfied (any transaction described in clauses (ii) or (iii), a “ETE acquisition transaction”);

•

redeem, purchase or otherwise acquire any of ETE’s outstanding partnership interests, voting securities or equity interests, other than tax withholding with respect to, equity or equity-based awards outstanding on the date of the merger agreement or thereafter granted in accordance with their terms;

•

declare, set aside for payment or pay any distribution on any ETE common units, or otherwise make any payments to ETE’s unitholders in their capacity as such other than (i) distributions by a direct or indirect subsidiary of ETE to its parent, (ii) distributions in accordance with the ETE partnership agreement in amounts not exceeding those set forth on the ETE disclosure schedules or (iii) distributions in connection with an ETE acquisition transaction;

•	split, combine, subdivide or reclassify any ETE partnership units or other interests;

•

incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ETE or any of its subsidiaries or joint ventures, except that ETE may:

•	borrow under ETE’s existing credit facility (and to the extent such credit facility is increased);

•	in addition to borrowings under the preceding bullet, borrow additional amounts up to $200.0 million; and

•	borrow from or repay a subsidiary, and ETE’s subsidiaries may borrow from or repay ETE;

•

prepay or repurchase any long-term indebtedness for borrowed money or debt securities of ETE or any of its subsidiaries, other than revolving indebtedness, borrowings from ETE to a subsidiary and repayments or repurchases required pursuant to the terms of such indebtedness or debt securities;

•

except in the ordinary course of business or as required by applicable law, (i) change its fiscal year or any method of tax accounting, (ii) make, change or revoke any material tax election, (iii) settle or compromise any material liability for taxes or (iv) file any material amended tax return;

•

except as provided under any agreement entered into prior to the date of the merger agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $20.0 million or $40.0 million in the aggregate;

•

make, or permit any of its subsidiaries to make, any acquisition of any other person or business that would (i) reasonably be expected to prevent, materially impede or materially delay the consummation of the merger or (ii) cause or be reasonably expected to cause the failure of the closing condition regarding ETP’s receipt of a tax opinion of its counsel, Vinson & Elkins L.L.P., regarding certain federal income tax matters;

•

engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of ETE for any calendar quarter since its formation and prior to the effective time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code; or

•	sell, lease, transfer or otherwise dispose of, or pledge or encumber any pre-closing contributed interests, except for liens under the existing ETE indebtedness.

In addition to the foregoing, ETE has agreed not to (to the extent within its authority under the ETE certificate of limited partnership and ETE partnership agreement or the comparable organizational documents of each of its material subsidiaries) cause USAC or Sunoco to take any action or fail to take any action that could reasonably be expected to in any material respect impede or delay the closing of the transactions contemplated by the merger agreement.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, ETE will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement and reimbursement of expenses to, all past and present directors and officers of ETP, ETP Managing GP, ETE, ETE GP or any of their respective subsidiaries, to the fullest extent that ETP, ETP Managing GP, ETP GP or any of their respective subsidiaries would be permitted to indemnify such indemnified persons.

In addition, from and after the effective time and as provided by the merger agreement, ETE will honor the provisions regarding the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the governing instruments of ETP, ETP Managing GP or ETP GP and any subsidiary of the surviving entity, ETP Managing GP or ETP GP immediately prior to the effective time and ensure that the organizational documents of ETP, ETP Managing GP and ETE GP will, for a period of six years following the effective time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are presently set forth in such governing instruments. ETP will maintain in effect for six years from the effective time the current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time with respect to such indemnified persons, so long as ETP is not required to expend more than an amount per year equal to 300% of current annual premiums paid by ETP or ETP Managing GP for such insurance. ETP or ETP Managing GP may, in its sole discretion prior to the effective time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by such indemnified persons in their capacity as such, so long as the cost of such policy does not exceed six times an amount equal to 300% of the current annual premiums paid by ETP or ETP Managing GP for directors’ and officers’ liability insurance policies and, if such a “tail policy” is purchased, ETE will have no further obligations with respect to maintaining directors’ and officers’ liability insurance.

Financing Matters

The merger agreement provides that ETP consents to ETE’s use of and reliance on any audited or unaudited financial statements relating to ETP and its consolidated subsidiaries, any ETP joint ventures or entities or businesses acquired by ETP reasonably requested by ETE to be used in any financing or other activities of ETE, including any filings that ETE desires to make with the SEC. In addition, ETP will use commercially reasonable efforts, at ETE’s sole cost and expense, to obtain the consents of any auditor to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the closing, ETP will provide such assistance (and will cause its subsidiaries and its and their respective personnel and advisors to provide such assistance), as ETE may reasonably request in order to assist ETE in connection with financing activities, including any public offerings to be registered under the Securities Act or private offerings. Such assistance will include, but not be limited to, the following: (i) providing such information, and making available such personnel as ETE may reasonably request; (ii) participation in, and assistance with, any marketing activities related to such financing; (iii) participation by senior management of ETP in, and their assistance with, the preparation of rating agency presentations and meetings with rating agencies; (iv) taking such actions as are reasonably requested by ETE or its financing sources to facilitate the satisfaction of all conditions precedent to obtaining such financing; and (v) taking such actions as may be required to permit any cash and marketable securities of ETP or ETE to be made available to finance the transactions contemplated by the merger agreement at the effective time.

ETE LPA Amendment

Concurrently with the closing, ETE GP will enter into an amendment to the ETE partnership agreement to, among other things, establish the ETE Class A Units.

Pursuant to the ETE partnership agreement, ETE GP has a preemptive right to acquire, in connection with any issuance of common units by ETE (including the issuance of ETE common units pursuant to the merger), additional ETE common units in order to allow ETE GP to maintain the percentage interest of ETE GP and its affiliates of ETE’s outstanding common units prior to any such issuance. As of August 1, 2018, ETE GP and its affiliates owned approximately 31% of ETE’s outstanding common units. Absent the exercise of this preemptive right, the percentage ownership of ETE GP and its affiliates would be diluted to approximately 13.5% as a result of the issuance of the merger consideration to the former ETP common unitholders in connection with the closing of the merger. ETE GP has agreed to waive its preemptive right in connection with the issuance of ETE common units pursuant to the merger, and ETE has agreed to issue to ETE GP ETE Class A Units. The number of ETE Class A Units to be issued to ETE GP will allow ETE GP and its affiliates to retain their current voting interest in ETE following the completion of the merger. The ETE Class A Units will be entitled to vote together with the ETE common units, as a single class, on any matter for which the holders of ETE common units are entitled to vote, except as required by law. Additionally, without the approval of 66 2/3% of the ETE Class A Units, ETE may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the ETE Class A Units or amend the terms thereof. Following the closing of the merger, for so long as Kelcy Warren is an officer or a director of ETE GP, upon the issuance by ETE of additional ETE common units or any securities that have voting rights that are pari passu with the ETE common units, ETE will issue to the holder of ETE Class A Units a number of additional ETE Class A Units such that the holder maintains a voting interest in ETE with respect to the ETE Class A Units that is identical to its voting interest in ETE with respect to the ETE Class A Units prior to such issuance. The ETE Class A Units will not be entitled to distributions or otherwise have economic attributes, except that the ETE Class A Units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to holders of other classes or series of securities of ETE upon any liquidation, dissolution or winding up of ETE. The ETE Class A Units are not convertible into, or exchangeable for, ETE common units. Without the prior approval of a conflicts committee of the ETE Board, the ETE Class A Units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives.

Amendment and Waiver

At any time prior to the effective time, whether before or after adoption of the merger agreement by ETP common unitholders and unaffiliated ETP common unitholders, the parties may, by written agreement and by action taken or authorized by the ETP Board and the ETE Board and, to the extent required by the ETE GP certificate of limited partnership and partnership agreement, the Audit and Conflicts Committee of the ETE Board, amend the merger agreement; provided, however, that the ETP Board and the ETE Board may not take or authorize any such action unless it has first referred such action to the ETP Conflicts Committee and the ETE Conflicts Committee, as applicable, for its consideration, and permitted the ETP Conflicts Committee and the ETE Conflicts Committee, as applicable, not less than two business days to make a recommendation to the ETP Board and the ETE Board, as applicable, with respect thereto (for the avoidance of doubt, the ETP Board and the ETE Board will in no way be obligated to follow the recommendation of the ETP Conflicts Committee and the ETE Conflicts Committee, as applicable, and the ETP Board and the ETE Board, as applicable, will be permitted to take action following the expiration of such two business day period); provided, however, that in the event the ETP Board or ETE Board takes or authorizes an action that is counter to any recommendation by the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, then the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, may rescind its approval of the merger agreement, with such rescission resulting in the rescission of “special approval” under Section 7.9 of the ETP partnership agreement or the ETE partnership agreement, as applicable. Following approval of the merger and the other transactions contemplated by the merger agreement by ETP common unitholders and unaffiliated ETP common unitholders, no amendment or change to the provisions of the merger agreement will be made which by law would require further approval by ETP common unitholders and unaffiliated ETP common unitholders, without such approval.

Unless otherwise expressly set forth in the merger agreement, whenever a determination, decision, approval or consent of ETP or the ETP Board or of ETE or the ETE Board is required pursuant to the merger agreement, such determination, decision, approval or consent must be authorized by the ETP Board and the ETE Board, as applicable; provided, however, that the ETP Board and the ETE Board, as applicable, may not take or authorize any such action unless it has first referred such action to the ETP Conflicts Committee and the ETE Conflicts Committee, as applicable, for its consideration, and permitted the ETP Conflicts Committee and the ETE Conflicts Committee, as applicable, not less than two business days to make a recommendation to the ETP Board and the ETE Board, as applicable, with respect thereto (for the avoidance of doubt, the ETP Board and the ETE Board, as applicable, will in no way be obligated to follow the recommendation of the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, and the ETP Board and the ETE Board, as applicable, will be permitted to take action following the expiration of such two business day period).

At any time prior to the effective time, any party to the merger agreement may, to the extent legally allowed: (i) waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement; (ii) extend the time for the performance of any of the obligations or acts of any other party provided for in the merger agreement; or (iii) waive compliance by any other party with any of the agreements or conditions contained in the merger agreement, as permitted under the merger agreement; provided, however, that in the event the ETP Board or the ETE Board takes or authorizes any action under this provision or otherwise grants any consent under the merger agreement without the concurrence of the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, then the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, may rescind its approval of the merger agreement, with such rescission resulting in the rescission of “special approval” under Section 7.9 of the ETP partnership agreement or Section 7.9 of the ETE partnership agreement, as applicable.

Remedies; Specific Performance

The merger agreement provides that, in the event ETP pays the termination fee (described under “—Termination Fee”) to ETE when required, ETP will have no further liability to ETE. Notwithstanding any termination of the merger agreement, the merger agreement provides that nothing in the agreement (other than payment of the termination fee) will relieve any party from any liability for any failure to consummate the transactions when required pursuant to the merger agreement or any party from liability for fraud or a willful breach of any covenant or agreement contained in the merger agreement.

The merger agreement also provides that the parties are entitled to obtain an injunction to prevent breaches of the merger agreement and to specifically enforce the merger agreement. Each of the parties agrees that it may not oppose the granting of an injunction, specific performance and other equitable relief as provided in the merger agreement on the basis that either party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party is required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in the merger agreement and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In the event that ETE receives the termination fee, ETE may not seek any award of specific performance under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by ETP and ETE. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•

may be intended not as statements of fact or of the condition of the parties to the merger agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

The representations and warranties made by both ETP and ETE relate to, among other things:

•	organization, formation, standing, power and similar matters;

•	capital structure;

•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;

•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental authorities;

•	absence of certain changes or events from December 31, 2017 through the date of the merger agreement and from the date of the merger agreement through the closing date;

•	legal proceedings;

•	compliance with applicable laws and permits;

•	information supplied in connection with this proxy statement/prospectus;

•	tax matters;

•	environmental matters;

•	contracts of each party;

•	property;

•	brokers and other advisors;

•	state takeover statutes;

•	regulatory matters; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by ETP relate to, among other things:

•	employee benefits;

•	insurance; and

•	opinion of financial advisor.

Distributions

The merger agreement provides that, from the date of the merger agreement until the effective time, each of ETE and ETP will coordinate with the other regarding the declaration of any distributions in respect of ETE common units and ETP common units. The merger agreement also provides that holders of ETP common units will receive, for any quarter, either: (i) only distributions in respect of ETP common units or (ii) only distributions in respect of ETE common units that they receive in the merger.

ETE’s Obligation to Vote ETP Units

Under the terms of the merger agreement, ETE has agreed to vote all ETP common units then owned beneficially or of record by it or any of its subsidiaries, as of the record date, in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof. ETE consents to, and has caused or will cause, to the extent necessary and to the extent permitted by the organizational documents thereof, each of its subsidiaries to consent to, the merger agreement, the transactions contemplated by the merger agreement and any amendments of the ETP partnership agreement that are necessary or advisable in order to implement the pre-closing transactions. As of September 10, 2018, ETE and its subsidiaries collectively held 27,535,127 ETP common units, representing approximately 2.4% of the ETP common units entitled to vote on the merger.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The merger agreement also obligates ETE to have ETE common units to be issued in connection with the merger approved for listing on the NYSE, subject to official notice of issuance, prior to the date of the consummation of the merger.

ENERGY TRANSFER EQUITY, L.P.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

In August 2018, ETE and ETP announced that they have entered into a definitive agreement providing for the merger of ETP with and into a wholly owned subsidiary of ETE in a unit-for-unit exchange with ETP continuing as the surviving entity. In connection with the transaction, ETE’s incentive distribution rights in ETP will be converted into 1,168,205,710 ETP common units. Under the terms of the transaction, ETP common unitholders (other than ETE and its subsidiaries) will receive 1.28 ETE common units for each ETP common unit they own. The transaction is expected to close in the fourth quarter of 2018, subject to the approval by the holders of at least a majority of the outstanding ETP common units and at least a majority of the outstanding ETP common units held by unaffiliated ETP common unitholders and other customary closing conditions.

The following unaudited pro forma consolidated financial information of ETE reflects the pro forma impacts of the merger.

ETP is a consolidated subsidiary of ETE for financial accounting and reporting purposes. The merger will be accounted for as an equity transaction and will be reflected in the consolidated financial statements as ETE’s acquisition of the noncontrolling interest in ETP. The carrying amounts of ETE’s and ETP’s assets and liabilities will not be adjusted, nor will a gain or loss be recognized as a result of the merger.

The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if it had occurred on June 30, 2018; the unaudited pro forma condensed consolidated statements of operations assume that the merger was consummated on January 1, 2017. The unaudited pro forma condensed consolidated balance sheet and condensed consolidated statements of operations should be read in conjunction with (i) ETE’s Annual Report on Form 10-K for the year ended December 31, 2017, (ii) ETE’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018, (iii) ETP’s Annual Report on Form 10-K for the year ended December 31, 2017; and (iv) ETP’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018, which are all incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the merger had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this proxy statement/prospectus.

ENERGY TRANSFER EQUITY, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2018

(in millions)

	ETE Historical	Pro Forma Adjustments		Pro Forma for Merger
ASSETS
Current assets:
Cash and cash equivalents	$519	$(30)	a	$489
Accounts receivable, net	4,309	—		4,309
Accounts receivable from related companies	106	—		106
Inventories	1,802	—		1,802
Derivative assets	63	—		63
Income taxes receivable	172	—		172
Other current assets	616	—		616
Current assets held for sale	6	—		6

Total current assets	7,593	(30)		7,563
Property, plant and equipment, net	64,880	—		64,880
Advances to and investments in unconsolidated affiliates	2,687	—		2,687
Other non-current assets, net	996	—		996
Intangible assets, net	6,088	—		6,088
Goodwill	5,173	—		5,173

Total assets	$87,417	$(30)		$87,387

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,955	$—		$3,955
Accounts payable to related companies	102	—		102
Derivative liabilities	392	—		392
Income taxes payable	195	—		195
Accrued and other current liabilities	2,832	—		2,832
Current maturities of long-term debt	160	—		160

Total current liabilities	7,636	—		7,636
Long-term debt, less current maturities	44,473	—		44,473
Non-current derivative liabilities	136	—		136
Deferred income taxes	3,075	—		3,075
Other non-current liabilities	1,227	—		1,227
Commitments and contingencies
Redeemable noncontrolling interests	487	—		487
Equity:
General Partner	(4)	—		(4)
Limited Partners:
Common Unitholders	(1,106)	(30)	a	20,368
		21,504	b

Total partners’ capital	(1,110)	21,474		20,364
Noncontrolling interest	31,493	(21,504)	b	9,989

Total equity	30,383	(30)		30,353

Total liabilities and equity	$87,417	$(30)		$87,387

ENERGY TRANSFER EQUITY, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2018

(in millions, except per unit data)

	ETE Historical	Pro Forma Adjustments		Pro Forma for Merger
Revenues	$26,000	$—		$26,000
Costs and expenses:
Cost of products sold	20,588	—		20,588
Operating expenses	1,496	—		1,496
Depreciation, depletion and amortization	1,359	—		1,359
Selling, general and administrative	331	—		331

Total costs and expenses	23,774	—		23,774

Operating income	2,226	—		2,226
Other income (expense):
Interest expense, net of interest capitalized	(976)	—		(976)
Equity in earnings of unconsolidated affiliates	171	—		171
Gains on interest rate derivatives	72	—		72
Losses on extinguishment of debt	(106)	—		(106)
Other, net	56	—		56

Income before income tax benefit	1,443	—		1,443
Income tax expense	58	—		58

Income from continuing operations	1,385	—		1,385
Loss from discontinued operations	(263)	—		(263)

Net income	1,122	—		1,122
Less: Net income attributable to noncontrolling interests	404	(151)	b	253

Net income attributable to Partners	$718	$151		$869

Allocation of net income:
General Partner	$2	$—	b	$2
Common Unitholders	683	144	b	827
Convertible Preferred Unitholders	33	7	b	40
Noncontrolling Interests	404	(151)	b	253

	$1,122	$—		$1,122

Net income per common unit:
Basic	$0.62			$0.32

Diluted	$0.62			$0.32

Weighted average number of common units outstanding:
Basic	1,097.1			2,552.6	c

Diluted	1,158.2			2,619.8	c

ENERGY TRANSFER EQUITY, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(in millions, except per unit data)

	ETE Historical	Pro Forma Adjustments		Pro Forma for Merger
Revenues	$40,523	$—		$40,523
Costs and expenses:
Cost of products sold	30,966	—		30,966
Operating expenses	2,644	—		2,644
Depreciation, depletion and amortization	2,554	—		2,554
Selling, general and administrative	607	—		607
Impairment losses	1,039	—		1,039

Total costs and expenses	37,810	—		37,810

Operating income	2,713	—		2,713
Other income (expense):
Interest expense, net of interest capitalized	(1,922)	—		(1,922)
Equity in earnings of unconsolidated affiliates	144	—		144
Impairment of investment in unconsolidated affiliate	(313)	—		(313)
Losses on interest rate derivatives	(37)	—		(37)
Losses on extinguishments of debt	(89)	—		(89)
Other, net	214	—		214

Income before income tax benefit	710	—		710
Income tax benefit	(1,833)	—		(1,833)

Income from continuing operations	2,543	—		2,543
Income from discontinued operations	(177)	—		(177)

Net income	2,366	—		2,366
Less: Net income attributable to noncontrolling interests	1,412	(941)	b	471

Net income attributable to Partners’	$954	$941		$1,895

Allocation of net income:
General Partner	$2	$3	b	$5
Common Unitholders	915	890	b	1,805
Convertible Preferred Unitholders	37	48	b	85
Noncontrolling Interests	1,412	(941)	b	471

	$2,366	$—		$2,366

Net income per common unit:
Basic	$0.85			$0.76

Diluted	$0.83			$0.74

Weighted average number of common units outstanding:
Basic	1,078.2			2,364.9	c

Diluted	1,150.8			2,444.0	c

ENERGY TRANSFER EQUITY, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the merger had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document.

Pro Forma Adjustments

Following is a description of the pro forma adjustments made to the historical financial statements of ETE:

a.

Pro forma adjustment to reflect the payment of an estimated $30.0 million of incremental transaction costs related to the merger, including advisory, legal, accounting and other professional fees and expenses. Such fees and expenses will be recognized in the statement of operations when incurred; however, the estimated expenses are not reflected in the pro forma statements of operations included herein.

b.

Pro forma adjustments to reflect the changes in net income allocation for purposes related to (i) the changes in the general partner’s ownership interest and changes in incentive distribution rights in connection with the merger, (ii) the changes in the convertible preferred unitholders’ ownership interest and, (iii) the elimination of the noncontrolling interest in ETP.

c.

Pro forma weighted average common units outstanding reflects (i) ETE’s weighted average limited partner units outstanding for the respective periods, less (ii) the elimination of the 27.5 million ETP common units held by ETE, plus (iii) the assumed conversion of ETP’s common units to ETE common units, based on the weighted average of ETP’s common units outstanding during the respective periods multiplied by the conversion rate of 1.28. Pro forma diluted weighted average common units outstanding reflects the dilutive impact of unvested equity awards currently outstanding under the long-term incentive plans of ETE and ETP.

	Six Months Ended June 30, 2018	Year Ended December 31, 2017
	(in millions)
ETP historical weighted average number of common units outstanding—basic	1,164.6	1,032.7
Weighted average ETP units held by ETE	(27.5)	(27.5)
Exchange rate of ETE common units to be issued for each ETP common unit	1.28	1.28

	1,455.5	1,286.7
ETE historical weighted average number of common units outstanding—basic	1,097.1	1,078.2

Pro forma ETE weighted average number of common units outstanding—basic	2,552.6	2,364.9

Dilutive impact of participating securities	67.2	79.1

Pro forma ETE weighted average number of common units outstanding—diluted	2,619.8	2,444.0

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to ETP common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to ETP and its common unitholders are the opinion of Vinson & Elkins L.L.P., counsel to ETP, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on ETP common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold ETP common units as part of a hedge, straddle or conversion transaction, persons who acquired ETP common units by gift, or directors and employees of ETP that received (or are deemed to receive) ETP common units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under an ETP equity incentive plan. Also, the discussion assumes that the ETP common units are held as capital assets at the time of the merger (generally, property held for investment).

Neither ETP nor ETE has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the merger are not certain, and no assurance can be given that the below-described opinions and/or the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, ETP and ETE strongly urge each ETP common unitholder to consult with, and depend upon, such common unitholder’s own tax advisor in analyzing the merger’s U.S. federal, state, local and foreign tax consequences particular to the common unitholder.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, ETP and ETE will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of ETP’s obligation to complete the merger that ETP receive an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that for U.S. federal income tax purposes:

•	ETP should not recognize any income or gain as a result of the merger and

•

no gain or loss should be recognized by holders of ETP common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or any deemed sale of ETE common units pursuant to the withholding provisions of the merger agreement and except to the extent that any Section 707 Consideration (as defined below) causes the merger to be treated as a “disguised sale”).

It is a condition of ETE’s obligation to complete the merger that ETE receive an opinion of its counsel, Latham & Watkins LLP, to the effect that for U.S. federal income tax purposes:

•	ETE should not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code) and

•

no gain or loss should be recognized by holders of ETE common units prior to the merger as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

It is a condition of each of ETP’s and ETE’s obligation to complete the merger that:

•

ETP receive an opinion from its counsel, Vinson & Elkins L.L.P., to the effect that at least 90% of the gross income of ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	ETE receive an opinion from its counsel, Latham & Watkins LLP, to the effect that:

•

at least 90% of the gross income of ETE for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and

•

at least 90% of the combined gross income of each of ETE and ETP for all of the calendar year that immediately precedes the calendar year that includes the closing date of the merger and each calendar quarter of the calendar year that includes the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this proxy statement/prospectus. In addition, the tax opinions delivered to ETP and ETE at closing will be based upon certain factual assumptions and certain representations, warranties and covenants made by the officers of ETP, ETE and any of their respective affiliates. If either ETP or ETE waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The expected U.S. federal income tax consequences of the merger are dependent, in part, upon ETP and ETE being treated as partnerships for U.S. federal income tax purposes at the time of the merger. If ETP or ETE were to be treated as a corporation for U.S. federal income tax purposes at the time of the merger, the consequences of the merger would be materially different. If ETE were to be treated as a corporation for U.S. federal income tax purposes, the merger would likely be a fully taxable transaction to ETP common unitholders.

The discussion below assumes that each of ETP and ETE will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Vinson & Elkins L.L.P. that ETP is classified as a partnership for U.S. federal income tax purposes and the discussion of the opinion of Latham & Watkins LLP that ETE is classified as a partnership for U.S. federal income tax purposes under “U.S. Federal Income Tax Treatment of the Merger” below.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, ETE Merger Sub will merge with and into ETP, with ETP surviving the merger as a subsidiary of ETE, and all ETP common units (other than ETP common units owned by ETE and its subsidiaries) will be converted into the right to receive ETE common units. For U.S. federal income tax purposes, each holder of ETP common units (other than ETE and its subsidiaries) will be deemed to contribute its ETP common units to ETE in exchange for ETE common units and the deemed assumption by ETE of such ETP common unitholder’s share of ETP’s liabilities. Following the merger, an ETP common unitholder that receives ETE common units will be treated as a partner in ETE regardless of the U.S. federal income tax classification of ETP. Please read “Material U.S. Federal Income Tax Consequences of ETE Common Unit Ownership.”

The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above.

For the purposes of this discussion, and based upon the representations, warranties and covenants made by ETP and its affiliates, Vinson & Elkins L.L.P. is of the opinion that ETP will be treated as a partnership for U.S. federal income tax purposes immediately preceding the merger. The representations, warranties and covenants made by ETP and its affiliates upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation: (1) neither ETP nor any of its partnership or limited liability company subsidiaries, other than those identified as such to Vinson & Elkins L.L.P., have elected or will elect to be treated as a corporation for U.S. federal income tax purposes, (2) for each taxable year of its existence, more than 90% of ETP’s gross income has been and will be income of a type that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code and (3) each commodity hedging transaction that ETP treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by ETP in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

In addition, for the purposes of this discussion, and based upon the representations, warranties and covenants made by ETE and its affiliates, Latham & Watkins LLP is of the opinion that ETE will be treated as a partnership for U.S. federal income tax purposes immediately preceding the merger. The representations, warranties and covenants made by ETE and its affiliates upon which Latham & Watkins LLP has relied in rendering its opinion include, without limitation: (1) neither ETE nor any of its partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes and (2) for each taxable year of its existence, more than 90% of ETP’s gross income has been and will be income of a type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

Tax Consequences of the Merger to ETP and ETP Common Unitholders

As described above, each holder of ETP common units (other than ETE and its affiliates) will be deemed to contribute its ETP common units to ETE in exchange for ETE common units and the deemed assumption by ETE of such ETP common unitholder’s share of ETP’s liabilities.

In general, the contribution of property by a partner to a partnership in exchange for a new or additional interest in such partnership will not result in the recognition of gain or loss by such partner. However, under Section 707 of the Code and the Treasury Regulations promulgated thereunder, a transfer of property (other than money) by a partner to a partnership and a transfer of money or other consideration (other than an interest in such partnership) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may, in certain circumstances, be characterized, in whole or in part, as a “disguised sale” of property by the partner to the partnership, rather than as a non-taxable contribution of such property to the partnership. For example, if a partner transfers appreciated property to a partnership, including an interest in another partnership, and within a reasonable period of time before or after the contribution receives a distribution of money or other property approximately equal to the value of the property given up in the exchange, the transfers may be treated as part of a disguised sale of the transferred property.

Under these rules, for each ETP common unitholder deemed to contribute its ETP common units to ETE, the portion of each such ETP common unitholder’s share of any ETP liabilities deemed assumed by ETE that is treated as part of a “disguised sale” under Treasury Regulation Section 1.707-5(a) (the “Section 707 Consideration”) will be treated as consideration for the sale of a portion of such ETP common unitholder’s ETP common units to ETP. Accordingly, such ETP common unitholder will recognize gain or loss equal to the difference between the Section 707 Consideration received and the portion of such ETP common unitholder’s adjusted tax basis allocable to the portion of the ETP common units deemed sold pursuant to Section 707 of the Code.

In addition, an ETP common unitholder may recognize gain resulting from a net reduction in the amount of nonrecourse liabilities allocated to an ETP common unit, as described more fully herein. As a partner in ETP, a holder of ETP common units must include the nonrecourse liabilities of ETP allocable to its ETP common units in the tax basis of its ETP common units. As a partner in ETE after the merger, a holder of ETP common units (1) must now include the nonrecourse liabilities of ETE allocable to the ETE common units received in the merger in the tax basis of such units received and (2) will no longer include the nonrecourse liabilities of ETP allocable to its ETP common units in the tax basis of the ETE common units received in the merger. The nonrecourse liabilities of ETE will include ETE’s allocable share of the nonrecourse liabilities of ETP outstanding after the merger. Any reduction in the net amount of nonrecourse liabilities allocated to an ETP common unitholder as a result of the merger will be treated as a deemed cash distribution to such ETP common unitholder and such ETP common unitholder will recognize taxable gain in an amount equal to the excess, if any, of the amount of any such deemed distribution of cash over such ETP common unitholder’s remaining adjusted tax basis in its ETP common units (after reducing such adjusted tax basis to account for such unitholder’s receipt of Section 707 Consideration, if any). The amount and effect of any gain that may be recognized by an affected ETP common unitholder will depend on the affected ETP common unitholder’s particular situation, including the ability of the affected ETP common unitholder to utilize any suspended passive losses. Further, the amount of nonrecourse liabilities attributable to an ETP common unit or an ETE common unit is determined under complex regulations under Section 752 of the Code. Each ETP common unitholder should consult its own tax advisor in analyzing whether the merger causes such ETP common unitholder to recognize deemed distributions in excess of the tax basis of ETP common units surrendered in the merger.

Tax Basis and Holding Period of ETP Common Units

Immediately prior to the merger, an ETP common unitholder’s tax basis in his or her common units should equal the amount such unitholder paid for such ETP common units, (a) decreased, but not below zero, by distributions received by such unitholder from ETP and the aggregate amount of deductions, losses and nondeductible expenses (that are not required to be capitalized), that have been allocated by ETP to such unitholder and (b) increased by such unitholder’s share of ETP’s nonrecourse liabilities and the aggregate amount of income and gain allocated by ETP to such unitholder.

A holder of ETP common units will have an initial aggregate tax basis in the ETE common units such ETP common unitholder will receive in the merger that will be equal to such ETP common unitholder’s adjusted tax basis in the ETP common units treated as exchanged therefor, (i) decreased by (A) any basis allocable to the portion of the ETP common units deemed sold as a result of the receipt of Section 707 Consideration and (B) any basis attributable to such ETP common unitholder’s share of ETP’s nonrecourse liabilities and (ii) increased by such ETP common unitholder’s share of ETE’s nonrecourse liabilities (including ETE’s allocable share of the nonrecourse liabilities of ETP) outstanding immediately after the merger.

As a result of the merger, a holder of ETP common units will have a holding period in the ETE common units received in the merger that will be determined by reference to its holding period in the ETP common units exchanged therefor.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ETE COMMON UNIT OWNERSHIP

This section is a summary of the material U.S. federal income tax consequences that may be relevant to individual citizens or residents of the United States owning ETE common units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to ETE’s general partner and ETE, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to ETE include its operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting ETE or its unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to ETE common units being taken into account in an applicable financial statement and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments, to a limited extent, on state, local and foreign tax consequences. Accordingly, ETE encourages each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws, including the impact of the recently enacted U.S. tax reform legislation.

No ruling has been requested from the Internal Revenue Service (the “IRS”) regarding ETE’s characterization as a partnership for tax purposes. Instead, ETE will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for ETE common units, including the prices at which ETE common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to ETE’s unitholders and ETE’s general partner and thus will be borne indirectly by ETE unitholders and ETE’s general partner. Furthermore, the tax treatment of ETE, or of an investment in ETE, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by ETE and ETE’s general partner.

Notwithstanding the above, and for the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax

Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether all aspects of ETE’s monthly method for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether ETE’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and (iv) whether an ETP common unitholder will be able to utilize suspended passive losses related to its ETP common units to offset income from ETE (please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation and processing of certain minerals and natural resources, including crude oil, natural gas and other products of a type that are produced in a petroleum refinery or natural gas processing plant, the retail and wholesale marketing of propane, the transportation of propane and natural gas liquids, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and ETE’s allocable share of ETE’s subsidiaries’ income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. ETE estimates that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by ETE and ETE’s general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of ETE’s current gross income constitutes qualifying income. The portion of ETE’s income that is qualifying income may change from time to time.

The IRS has made no determination as to ETE’s status or the status of ETE’s operating subsidiaries for federal income tax purposes. Instead, ETE will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below that:

•	ETE will be classified as a partnership for federal income tax purposes; and

•

each of ETE’s operating subsidiaries, except as otherwise identified to Latham & Watkins LLP, will be disregarded as an entity separate from ETE or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by ETE and ETE’s general partner. The representations made by ETE and ETE’s general partner upon which Latham & Watkins LLP has relied include:

•

neither ETE nor any of ETE’s partnership or limited liability company subsidiaries, other than those identified as such to Latham & Watkins LLP, have elected or will elect to be treated as a corporation for federal income tax purposes; and

•

for each taxable year, more than 90% of ETE’s gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

ETE believes that these representations have been true in the past, are true as of the date hereof and expect that these representations will continue to be true in the future.

If ETE fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require ETE to make adjustments with respect to ETE’s unitholders or pay other amounts), ETE will be treated as if ETE had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which ETE fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in ETE. This deemed contribution and liquidation should be tax-free to unitholders and ETE so long as ETE, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, ETE would be treated as a corporation for federal income tax purposes.

If ETE were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, ETE’s items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and ETE’s net income would be taxed to it at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of ETE’s current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that ETE will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of ETE will be treated as partners of ETE for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of ETE for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding ETE common units. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in ETE for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” ETE will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of ETE’s income, gains, losses and deductions without regard to whether ETE makes cash distributions to him. Consequently, ETE may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of ETE’s income, gains, losses and deductions for ETE’s taxable year ending with or within his taxable year. ETE’s taxable year ends on December 31.

Treatment of Distributions

Distributions by ETE to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. ETE’s cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of ETE’s liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by ETE of cash to that unitholder. To the extent ETE’s distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in ETE because of ETE’s issuance of additional common units will decrease his share of ETE’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of ETE’s “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with ETE in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

Please read “—Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to ETP and ETP Common Unitholders—Tax Basis and Holding Period of ETP Common Units” for a discussion of how to determine the initial tax basis of ETE common units received in the merger. That basis will be increased by a unitholder’s share of ETE’s income, by any increases in his share of ETE’s nonrecourse liabilities and, on the disposition of an ETE common unit, by his share of certain items related to business interest not yet deductible by him due to applicable limitations. Please read “—Limitations on Interest Deductions.” That basis will be decreased, but not below zero, by distributions from ETE, by the unitholder’s share of ETE’s losses, by any decreases in his share of ETE’s nonrecourse liabilities, by his share of ETE’s excess business interest (generally, the excess of ETE’s business interest over the amount that is deductible) and by his share of ETE’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of ETE’s debt that is recourse to ETE’s general partner to the extent of the general partner’s “net value” as defined in the Treasury Regulations promulgated under Section 752 of the Code, but will have a share, generally based on his share of profits, of ETE’s nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of ETE’s losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to ETE’s activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of ETE’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in ETE, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of ETE’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses ETE generates will only be available to offset its passive income generated in the future and will not be available to offset income from other passive activities or investments, including ETE’s investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income ETE generates may be deducted in full when he disposes of his entire investment in ETE in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of ETE’s net income may be offset by any of ETE’s suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of ETP will be available to offset passive activity income that is allocated from ETE after the merger to a former ETP common unitholder. The IRS may contend that since ETE is not the same partnership as ETP, the passive loss limitation rules would not allow a former ETP common unitholder to utilize such losses until such time as all of the former ETP common unitholder’s ETE common units are sold. An ETE unitholder may take the position, however, that ETE should be deemed a continuation of ETP for this purpose such that any suspended ETP losses would be available to offset ETE taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Latham & Watkins LLP is unable to opine as to whether suspended passive activity losses arising from ETP activities will be available to offset ETE taxable income allocated to a former ETP common unitholder following the merger. If an ETP common unitholder has losses with respect to ETP common units, such unitholder is urged to consult its own tax advisor.

An additional loss limitation may apply to certain of ETE’s unitholders for taxable years beginning after December 31, 2017, and before January 1, 2026. A non-corporate unitholder will not be allowed to take a deduction for certain excess business losses in such taxable years. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000, or $500,000 for taxpayers filing a joint return. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable unitholder in the following taxable year if certain conditions are met. Unitholders to which this excess business loss limitation applies will take their allocable share of ETE’s items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate unitholder after the passive loss limitations and may limit such unitholders’ ability to utilize any losses ETE generates that are allocable to such unitholder and that are not otherwise limited by the basis, at-risk and passive loss limitations described above.

Limitations on Interest Deductions

ETE’s ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business, “business interest,” may be limited in certain circumstances. Should ETE’s ability to deduct business interest be limited, the amount of taxable income allocated to ETE’s unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, a unitholder may be able to utilize a portion of a business interest deduction subject to this limitation in future taxable years. Prospective unitholders should consult their tax advisors regarding the impact of this business interest deduction limitation on an investment in ETE’s common units.

In addition, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	ETE’s interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of ETE’s portfolio income will be treated as investment income.

Entity-Level Collections

If ETE were required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or ETE’s general partner or any former unitholder, ETE is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, ETE is authorized to treat the payment as a distribution to all current unitholders. ETE is authorized to amend its partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its partnership agreement is maintained as nearly as is practicable. Payments by ETE as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

After giving effect to special allocation provisions with respect to ETE’s convertible units, if ETE has a net profit, its items of income, gain, loss and deduction will be allocated among ETE’s general partner and the common unitholders in accordance with their percentage interests in ETE. If ETE has a net loss, that loss will be allocated to all common unitholders in accordance with their percentage interests in ETE to the extent of their positive capital accounts, as adjusted for certain items in accordance with applicable Treasury Regulations, and to ETE’s general partner in accordance with its percentage interest in ETE.

Specified items of ETE’s income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to ETE that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from ETE in an offering will be essentially the same as if the tax bases of ETE’s assets were equal to their fair market values at the time of such offering. Following the merger, in the event ETE divests itself of any ETP units or ETP divests itself of certain assets held at the time of the merger (including through distributions of such assets), all or a portion of any gain recognized as a result of a divestiture of such units or other assets may be required to be allocated to former ETP common unitholders. In addition, a former ETP common unitholder may also be required to recognize its share of ETP’s remaining “built-in gain” upon certain distributions by ETE to that unitholder of other ETE property (other than money) within seven years following the merger. No special distributions will be made to the former ETP common unitholders with respect to any tax liability for such transactions. Finally, although ETE does not expect that its operations will result in the creation of negative capital accounts (subject to certain adjustments), if negative capital accounts (subject to certain adjustments) nevertheless result, items of ETE’s income and gain will be allocated in an amount and manner sufficient to eliminate such negative balance as quickly as possible.

An allocation of items of ETE’s income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in ETE, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to ETE;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under ETE’s partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of ETE’s income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of ETE’s income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in ETE’s common units.

For taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, a non-corporate unitholder is entitled to a deduction equal to 20% of its “qualified business income” attributable to ETE, subject to certain limitations. For purposes of this deduction, a unitholder’s “qualified business income” attributable to ETE is equal to the sum of:

•

the net amount of such unitholder’s allocable share of certain of ETE’s items of income, gain, deduction and loss (generally excluding certain items related to ETE’s investment activities, including capital gains and dividends, which are subject to a federal income tax rate of 20%); and

•

any gain recognized by such unitholder on the disposition of its units to the extent such gain is attributable to certain Section 751 assets, including depreciation recapture and “inventory items” ETE owns.

Prospective unitholders should consult their tax advisors regarding the application of this deduction and its interaction with the overall deduction for qualified business income.

Section 754 Election

ETE has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits ETE to adjust a common unit purchaser’s tax basis in ETE’s assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from ETE. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in ETE’s assets with respect to a unitholder will be considered to have two components: (i) his share of ETE’s tax basis in ETE’s assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

ETE has adopted the remedial allocation method as to all its properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Code require a portion of the

Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under ETE’s partnership agreement, ETE’s general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

ETE depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of ETE’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ETE will apply the rules described in the Treasury Regulations and legislative history. If ETE determines that this position cannot reasonably be taken, ETE may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in ETE’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of ETE’s deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position ETE takes that understates deductions will overstate such unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether ETE’s method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if ETE uses an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge ETE’s position with respect to depreciating or amortizing the Section 743(b) adjustment ETE takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of ETE’s assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of ETE’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in ETE if ETE has a substantial built-in loss immediately after the transfer. Generally, a built-in loss is substantial if (i) it exceeds $250,000 or (ii) the transferee would be allocated a net loss in excess of $250,000 on a hypothetical sale of ETE’s assets for their fair market value immediately after a transfer of the interest at issue. In addition, a basis adjustment is required regardless of whether a Section 754 election is made if ETE distributes property and has a substantial basis reduction. A substantial basis reduction exists if, on a liquidating distribution of property to a unitholder, there would be a negative basis adjustment to ETE’s assets in excess of $250,000 if a Section 754 election were in place.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of ETE’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among ETE’s assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by ETE to ETE’s tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than ETE’s tangible assets. ETE cannot assure you that the determinations ETE makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in ETE’s opinion, the expense of compliance exceed the benefit of the election, ETE may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

ETE uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of ETE’s income, gain, loss and deduction for ETE’s taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of ETE’s taxable year but before the close of his taxable year must include his share of ETE’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of ETE’s income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of ETE’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of ETE’s assets and their tax basis immediately prior to an offering will be borne by ETE’s unitholders holding interests in ETE prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, ETE may use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property ETE subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Code.

If ETE disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property ETE owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in ETE. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs ETE incurs in selling ETE’s units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon ETE’s termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by ETE, and as syndication expenses, which may not be amortized by ETE. The underwriting discounts and commissions ETE incurs will be treated as syndication expenses.

Valuation and Tax Basis of ETE’s Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on ETE’s estimates of the relative fair market values, and the initial tax bases, of ETE’s assets. Although ETE may from time to time consult with professional appraisers regarding valuation matters, ETE will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of ETE’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of ETE’s nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from ETE that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables,” including potential recapture items such as depreciation recapture, or to “inventory items” ETE owns. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Ordinary income recognized by a unitholder on disposition of ETE common units may be reduced by such unitholder’s deduction for qualified business income. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, ETE’s taxable income and losses will be determined annually, will be prorated on a monthly basis in proportion to the number of days in each month and will be subsequently apportioned among ETE’s unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which ETE refers to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of ETE’s assets other than in the ordinary course of business will be allocated among ETE’s unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The U.S. Department of Treasury and the IRS have issued Treasury Regulations that permit publicly traded partnerships to use a monthly simplifying convention that is similar to ETE’s, but they do not specifically authorize all aspects of the proration method ETE has adopted. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, ETE’s taxable income or losses might be reallocated among the unitholders. ETE is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of ETE’s income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify ETE in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify ETE in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, ETE is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify ETE of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Uniformity of Units

Because ETE cannot match transferors and transferees of units, ETE must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, ETE may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” ETE depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of ETE’s assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, ETE will apply the rules described in the Treasury Regulations and legislative history. If ETE determines that this position cannot reasonably be taken, ETE may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in ETE’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if ETE determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If ETE chooses not to utilize this aggregate method, ETE may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in ETE’s common units.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of ETE’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it. Further, a tax-exempt organization with more than one unrelated trade or business (including by attribution from investments in a partnership, such as ETE, that is engaged in one or more unrelated trades or businesses) must compute its unrelated business taxable income separately for each such trade or business, including for purposes for determining any net operating loss deductions. As a result, it may not be possible for tax-exempt organizations to use losses from an investment in ETE to offset taxable income from another unrelated trade or business.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of ETE’s income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of ETE’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, ETE’s quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to ETE’s transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require ETE to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of ETE’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Gain on the sale or disposition of an ETE common unit will be treated as effectively connected with a U.S. trade or business to the extent that a foreign unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of ETE’s assets at fair market value on the date of the sale or exchange of that unit. Such gain shall be reduced by certain amounts treated as effectively connected with a U.S. trade or business attributable to certain real property interests, as set forth in the following paragraph.

Under the Foreign Investment in Real Property Tax Act, a foreign common unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country) generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of ETE’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of ETE’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of ETE’s assets consist of U.S. real property interests and ETE does not expect that to change in the foreseeable future.

Therefore, foreign unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Upon the sale, exchange or other disposition of an ETE common unit by a foreign unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. If the transferee fails to satisfy this withholding requirement, ETE will be required to deduct and withhold such amount (plus interest) from future distributions to the transferee. Because the “amount realized” would include a unitholder’s share of ETE’s nonrecourse liabilities, 10% of the amount realized could exceed the total cash purchase price for such disposed units. Due to this fact, the inability of publicly traded partnerships to match transferors and transferees of common units, and other uncertainty surrounding the application of these withholding rules, the U.S. Department of the Treasury and the IRS have currently suspended these rules for transfers of certain publicly traded partnership interests, including transfers of ETE’s common units, until regulations or other guidance has been issued. It is unclear when such regulations or other guidance will be issued.

Additional withholding requirements may also affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

ETE intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of ETE’s income, gain, loss and deduction for ETE’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, ETE will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. ETE cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither ETE nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit ETE’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to ETE’s returns as well as those related to ETE’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. For taxable years beginning on or before December 31, 2017, the Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. ETE’s partnership agreement names its general partner as ETE’s Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on ETE’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in ETE’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in ETE to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on ETE’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to ETE’s income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from ETE. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which ETE is a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, ETE expects to elect to have ETE’s general partner and ETE’s unitholders take any such audit adjustment into account in accordance with their interests in ETE during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If ETE is unable to have its unitholders and former unitholders take such audit adjustment into account in accordance with their interests in ETE during the tax year under audit, ETE’s current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own ETE’s units during the tax year under audit. If, as a result of any such audit adjustment, ETE is required to make payments of taxes, penalties and interest, ETE’s cash available for distribution to ETE’s common unitholders might be substantially reduced.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Code will no longer require that ETE designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, ETE will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on ETE’s behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If ETE does not make such a designation, the IRS can select any person as the Partnership Representative. ETE currently anticipates that ETE will designate its general partner as its Partnership Representative. Further, any actions taken by ETE or by the Partnership Representative on ETE’s behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on ETE and all of ETE’s unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and generally will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent ETE has FDAP Income or has Gross Proceeds on or after January 1, 2019, that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their common units through such foreign entities, may be subject to withholding on distributions they receive from ETE, or their distributive share of ETE’s income, pursuant to the rules described above.

Prospective unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in ETE’s common units.

Nominee Reporting

Persons who hold an interest in ETE as a nominee for another person are required to furnish to ETE:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $260 per failure, up to a maximum of $3,218,500 per calendar year, is imposed by the Code for failure to report that information to ETE. The nominee is required to supply the beneficial owner of the units with the information furnished to ETE.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return: (A) for which there is, or was, “substantial authority”; or (B) as to which there is a reasonable basis and the relevant facts of that position are adequately disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, ETE must adequately disclose the relevant facts on ETE’s return. In addition, ETE will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including ETE, or an investment in ETE’s common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect the tax treatment of publicly traded partnerships and ETE’s common unitholders.

Recently, the President signed into law comprehensive U.S. federal tax reform legislation that significantly reforms the Code. This legislation, among other things, contains significant changes to the taxation of ETE’s operations and an investment in ETE’s common units, including a partial limitation on the deductibility of certain business interest expenses, a deduction for ETE’s unitholders relating to certain income from partnerships, immediate deductions for certain new investments instead of deductions for depreciation over time and the modification or repeal of many business deductions and credits. ETE continues to examine the impact of this tax reform legislation, and as its overall impact is uncertain, ETE notes that this tax reform legislation could adversely affect the value of an investment in ETE’s common units. Prospective unitholders are urged to consult their tax advisors regarding the impact of this tax reform legislation on an investment in ETE’s common units.

Additional modifications to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for ETE to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” ETE is unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect ETE, and any such changes could negatively impact the value of an investment in ETE’s common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which ETE does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in ETE. ETE currently owns property or does business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. ETE may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which ETE does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require ETE, or ETE may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by ETE. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and ETE’s estimate of its future operations, ETE’s general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in ETE. Accordingly, each unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in ETE.

DESCRIPTION OF ETE COMMON UNITS

ETE common units represent limited partner interests in ETE. ETE common units entitle the holders to participate in ETE partnership distributions and to exercise the rights and privileges available to ETE limited partners under the current ETE partnership agreement.

Where ETE Common Units Are Traded

ETE’s outstanding common units are listed on the NYSE under the symbol “ETE.” The ETE common units received by ETP common unitholders in connection with the merger as part of the merger consideration will also be listed on the NYSE. Following the consummation of the merger, it is expected that ETE will change its name to “Energy Transfer LP” and apply to continue the listing of the ETE common units on the NYSE under the new symbol “ET.”

Quarterly Distributions

The current ETE partnership agreement requires that ETE distribute 100% of its “Available Cash” (as defined in the current ETE partnership agreement) to its partners within 50 days following the end of each quarter. Available Cash consists generally of all of ETE’s cash on hand less the amount of cash reserves that are necessary or appropriate, as determined in good faith by ETE GP, to satisfy general, administrative and other expenses and debt service requirements, comply with applicable law or any debt agreement, provide funds for distributions to unitholders and ETE GP in respect of any one or more of the next four quarters and otherwise provide for the proper conduct of business, plus all cash on hand immediately prior to the date of the distribution of available cash for the quarter. Please see “Comparison of Rights of ETE Common Unitholders and ETP Common Unitholders—Distributions of Available Cash” for a further discussion of ETE’s quarterly distributions.

Transfer Agent and Registrar

ETE’s transfer agent and registrar for the ETE common units is American Stock Transfer & Trust Company.

Summary of ETE Partnership Agreement

A summary of the important provisions of the ETE partnership agreement, including the ETE LPA amendment to be entered into in connection with the closing of the merger, is included under the caption “Comparison of the Rights of ETE Common Unitholders and ETP Common Unitholders” in this proxy statement/prospectus.

COMPARISON OF RIGHTS OF ETE COMMON UNITHOLDERS AND ETP COMMON UNITHOLDERS

The rights of ETE common unitholders are currently governed by the ETE partnership agreement and the Delaware LP Act. The rights of ETP’s common unitholders are currently governed by the ETP partnership agreement and the Delaware LP Act. In conjunction with the closing of the merger, ETP will enter into the ETP LPA amendment, a form of which is attached to this proxy statement/prospectus as Annex C, and ETE will enter into the ETE LPA amendment, a form of which is attached to this proxy statement/prospectus as Annex D. Following the consummation of the merger, the ETE partnership agreement, as amended by the ETE LPA amendment, together with the Delaware LP Act, will govern the rights of ETE common unitholders and the current ETP common unitholders. Unless the context otherwise requires, the description of the rights of ETE common unitholders appearing in this section describe the rights provided for in the ETE partnership agreement, as amended by the ETE LPA amendment.

There are many differences between the rights of ETP common unitholders and the rights of ETE common unitholders. Some of these, such as distribution and voting rights, are significant. The following description summarizes the material differences that may affect the rights of ETP common unitholders and ETE common unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. ETP common unitholders should read carefully the relevant provisions of the ETE partnership agreement, as amended by the ETE LPA amendment, and the ETP partnership agreement. Copies of documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Purpose

ETP	ETE
ETP’s stated purpose is to serve as a partner of Sunoco Logistics Partners Operations L.P., a Delaware limited partnership, and any successors thereto (the “ETP Operating Partnership”), to engage in any business activities that the ETP Operating Partnership or its subsidiaries are permitted to engage in and to engage in any business activities that are approved by its general partner.	ETE’s stated purpose is to engage in any business activities that ETE GP or its subsidiaries are permitted to engage in and to engage in any business activities that are approved by ETE GP.

Outstanding Units

ETP	ETE

As of July 31, 2018, ETP had outstanding (i) 1,166,393,851 ETP common units; (ii) 8,853,832 Class E Units; (iii) 90,706,000 Class G Units; (iv) 100 Class I Units; (v) 60 Class J Units; (vi) 101,525,429 Class K Units; (vii) 950,000 Series A Preferred Units; (viii) 550,000 Series B Preferred Units; (ix) 18,000,000 Series C Preferred Units; (x) 17,800,000 Series D Preferred Units; (xi) the ETP incentive distribution rights; (xii) the ETP GP Interest; and (xiii) 13,233,324 ETP restricted units and/or ETP restricted phantom granted under the ETP equity plans.

Pursuant to the terms of the merger agreement, each ETP common unit (other than ETP common units held by ETE and its subsidiaries) will be converted into the right to receive 1.28 ETE common units.

As of July 31, 2018, ETE had outstanding 1,158,206,624 ETE common units and the approximate 0.2% general partner interest held by ETE GP.

Pursuant to the terms of the merger agreement, each ETP common unit (other than ETP common units held by ETE and its subsidiaries) will be converted into the right to receive 1.28 ETE common units.

Issuance of Additional Securities

ETP	ETE

The ETP partnership agreement authorizes ETP to issue an unlimited number of additional limited partner interests, other equity securities, options, rights, warrants and appreciation rights for the consideration and on the terms and conditions established by its general partner without the approval of the ETP limited partners. Any such additional partnership securities may be senior to the ETP common units.

It is possible that ETP will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units issued by ETP will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in ETP’s net assets.

In accordance with Delaware law and the provisions of the ETP partnership agreement, the general partner may also issue additional partnership securities that have special voting rights to which the common units are not entitled.

No fractional partnership securities shall be issued. If any distribution, subdivision or combination of units would result in fractional units, each fractional unit will be rounded to the nearest whole unit.

The ETE partnership agreement authorizes ETE to issue an unlimited number of additional limited partner interests, other equity securities, options, rights, warrants and appreciation rights for the consideration and on the terms and conditions established by its general partner without the approval of the ETE limited partners. Any such additional partnership securities may be senior to the ETE common units.

It is possible that ETE will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units issued by ETE will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in ETE’s net assets.

In accordance with Delaware law and the provisions of the ETE partnership agreement, the general partner may also issue additional partnership securities that have special voting rights to which the common units are not entitled.

No fractional partnership securities shall be issued. If any distribution, subdivision or combination of units would result in fractional units, each fractional unit will be rounded to the nearest whole unit.

Distributions of Available Cash

ETP	ETE
General. Within 45 days after the end of each quarter, ETP will distribute all available cash to partners of record on the applicable record date.

General. Within 50 days after the end of each quarter, ETE will distribute all available cash to partners of record on the applicable record date.

The ETE Class A Units will not be entitled to quarterly distributions.

Definition of Available Cash. Available cash is defined in the ETP partnership agreement and generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•  less the amount of cash reserves that the general partner in good faith determines is necessary or appropriate to:

•  provide for the proper conduct of ETP’s business (including reserves for future capital

Definition of Available Cash. Available cash is defined in the ETE partnership agreement and generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•  less the amount of cash reserves that the general partner in good faith determines is necessary or appropriate to:

•  provide for the proper conduct of ETE’s business (including reserves for future

ETP	ETE

expenditures and for anticipated future credit needs of ETP);

•  comply with applicable law, any of ETP’s debt instruments or other agreements; or

•  provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters;

capital expenditures, for anticipated future credit needs of ETE and for refunds of collected rates likely to be refunded related to FERC rate proceedings);

•  comply with applicable law, any of ETE’s debt instruments or other agreements; or

•  provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters;

ETP will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed equals the operating surplus since the date of ETP’s initial public offering through the close of the immediately preceding quarter. ETP will treat any amounts distributed in excess of operating surplus as capital surplus.

In order for a determination or other action to be in “good faith” for purposes of the ETP partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of ETP, unless the context otherwise requires.

In order for a determination or other action to be in “good faith” for purposes of the ETE partnership agreement, the person or persons (including the ETE Board or any committee thereof acting on behalf of ETE GP) making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of ETE.

Definition of Operating Surplus. Operating surplus for any period generally means:

•  the sum of $15.0 million plus all cash and cash equivalents of ETP on hand as of the close of business on the closing date of its initial public offering; plus

•  all of its cash receipts for the period beginning on the closing date of its initial public offering and ending with the last day of such period, other than cash receipts from interim capital transactions; plus

•  all cash receipts of ETP after the end of such period but on or before the date of determination of operating surplus with respect to such period resulting from borrowings for working capital purposes, plus

•  an amount equal to the accumulated and undistributed operating surplus of ETP immediately prior to the closing of ETP’s merger with SXL (including $10.0 million of cash received from non-operating sources that ETP may distribute as operating surplus under the ETP partnership agreement); less the sum of

Not applicable.

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•  operating expenditures after the closing of ETP’s initial public offering; plus

•  the amount of cash reserves established by its general partner to provide funds for future operating expenditures, provided, however, that disbursements made or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of available cash with respect to such period will be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within such period if the general partner so determines.

The ETP partnership agreement includes a provision that will enable ETP, if it chooses, to distribute as operating surplus up to $25.0 million of cash it receives from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•  borrowings other than working capital borrowings;

•  sales of debt and equity securities; and

•  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Not applicable.

Distributions of Available Cash from Operating Surplus. ETP is currently required to make distributions of available cash from operating surplus for any quarter in the following manner:

•  first, 100% to all ETP common unitholders, Class E unitholders and Class G unitholders and the general partner, in accordance with their percentage interests, until each common unit has received $0.075 per common unit for such quarter (the “minimum quarterly distribution”);

•  second, 100% to all ETP common unitholders, Class E unitholders and Class G unitholders and the general partner, in accordance with their respective percentage interests, until each common unit has received $0.0833 per common unit for such quarter (the “first target distribution”); and

•  thereafter, in the manner described in “—Incentive Distribution Rights” below.

Not applicable.

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Distributions to Preferred Unitholders. Prior to making any distributions to the common unitholders and the general partner as described above, the Preferred Units are entitled to receive, when, as, and if declared by the general partner out of legally available funds for such purpose, cumulative quarterly cash distributions. Unless otherwise determined by the general partner, distributions on the Preferred Units are deemed to have been paid out of available cash with respect to the quarter ended immediately preceding the quarter in which the distribution is made.

Distributions on each class of Preferred Units are subject to an initial fixed distribution rate for a specified term, followed by a floating distribution rate to extend thereafter until all outstanding Preferred Units of that class are redeemed. Specifically, the Series A Preferred Units have an initial distribution rate of 6.250% of the Series A liquidation preference of $1,000 per Series A Preferred Unit (the “Series A Liquidation Preference”) until February 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series A Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.028% per annum. The Series B Preferred Units have an initial distribution rate of 6.625% of the Series B liquidation preference of $1,000 per Series B Preferred Unit (the “Series B Liquidation Preference”) until February 14, 2028 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series B Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.155% per annum. The Series C Preferred Units have an initial distribution rate of 7.375% of the Series C liquidation preference of $25.00 per Series C Preferred Unit (the “Series C Liquidation Preference”) until May 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series C Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.530% per annum. The Series D Preferred Units have an initial distribution rate of 7.625% of the Series D liquidation preference of $25.00 per Series D Preferred Unit (the “Series D Liquidation Preference”) until August 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series D Liquidation Preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.738% per annum.

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Distributions to Other ETP Units. The ETP partnership agreement provides that the Class E Units and Class G Units participate in the distributions of available cash and receive their respective percentage interests. Notwithstanding the foregoing, the distributions on each Class E Unit may not exceed $1.41 per year and distributions on each Class G Unit may not exceed $3.75 per year. In addition, the distributions to the holders of the incentive distribution rights will not exceed the amount holders of the incentive distribution rights would otherwise receive if the available cash for distribution were reduced to the extent it constitutes amounts previously distributed with respect to the Class G Units. The Class I Units and Class J Units are not entitled to receive any distributions.

The ETP partnership agreement also provides that each Class K Unit is entitled to a quarterly cash distribution in an amount equal to $0.67275 per Class K Unit, which distribution must be made prior to any distribution of available cash to any other class of ETP units.

Distributions from Capital Surplus.

How Distributions from Capital Surplus Will Be Made. ETP is currently required to make distributions of available cash from capital surplus in the following manner:

•  first, to all unitholders and its general partner, in accordance with their respective percentage interests, until ETP distributes for each outstanding ETP common unit, an amount of available cash from capital surplus equal to the initial public offering price of the ETP common units; and

•  thereafter, ETP will make all distributions of available cash from capital surplus as if they were from operating surplus.

Not applicable.
Effect of a Distribution from Capital Surplus. The ETP partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from ETP’s initial public offering, which is a return of capital. The initial public offering price per common unit less any distributions of capital surplus per unit is referred to as unrecovered capital.	Not applicable.

Incentive Distribution Rights

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Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and first target distribution have been paid. ETP’s general partner currently holds the incentive distribution rights. Distributions of additional available cash from operating surplus (other than as described above) will be distributed in the following manner:

•  first, (i) to the general partner in accordance with its percentage interest, (ii) 13% to the holders of the incentive distribution rights, pro rata, and (iii) to all ETP common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights, until each ETP common unit has received $0.0958 per unit for such quarter (the “second target distribution”);

•  second, (i) to the general partner in accordance with its percentage interest, (ii) 35% to the holders of the incentive distribution rights, pro rata, and (iii) to all ETP common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights, until each ETP common unit has received $0.2638 per unit for such quarter (the “third target distribution”); and

•  thereafter, (i) to the general partner in accordance with its percentage interest, (ii) 48% to the holders of the incentive distribution rights, pro rata, and (iii) to all ETP common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights.

The incentive distributions described above do not reflect the impact of incentive distribution subsidies previously agreed to by ETE and ETP in connection with previous transactions.

None.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

ETP	ETE

If ETP combines its common units into fewer common units or subdivides its common units into a greater number of common units, it will proportionately adjust:

•  the minimum quarterly distribution;

•  the target distribution levels; and

•  the unrecovered capital of the ETP common units.

For example, if a two-for-one split of the ETP common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered capital would be reduced to 50% of its initial level. ETP will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes ETP to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, ETP can reduce its minimum quarterly distribution and the target cash distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates.

Not applicable.

Distributions of Cash upon Liquidation

ETP	ETE

If ETP dissolves in accordance with the ETP partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. Upon dissolution, subject to Section 17-804 of the Delaware LP Act, ETP will first apply the proceeds of liquidation to the payment of its creditors and the creation of a reserve for contingent, conditional or unmatured liabilities. ETP will distribute any remaining proceeds to its unitholders, in accordance with the positive balance in their respective capital accounts.

The holders of Preferred Units will first be specially allocated items of gross income and gain in a manner designed to cause, in the event of any liquidation, dissolution, or winding up of ETP’s affairs (whether voluntary or involuntary), such holders to have a positive capital balance equal to the Series A Liquidation Preference, Series B Liquidation Preference, Series C Liquidation Preference and Series D Liquidation Preference, as applicable. If the amount of

If ETE dissolves in accordance with the ETE partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. Upon dissolution, subject to Section 17-804 of the Delaware LP Act, ETE will first apply the proceeds of liquidation to the payment of its creditors and the creation of a reserve for contingent, conditional or unmatured liabilities. The holders of the ETE Class A Units in the aggregate will be entitled to an aggregate $100 distribution upon ETE’s liquidation, and then ETE will distribute any remaining proceeds to the unitholders, in accordance with the positive balance in their respective capital accounts.

Subject to the provisions above and Section 17-804, upon dissolution, ETE will make distributions in a manner it determines to be in the best interests of its partners.

ETP	ETE

ETP’s gross income and gain available to be specially allocated to the holders of outstanding Preferred Units is not sufficient to cause the capital account a Preferred Unit to equal the liquidation preference associated therewith, then the amount that a holder of the Preferred Unit would receive upon liquidation may be less than the liquidation preference. Any accumulated and unpaid distributions on the Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital account balances. The rights of the holders of Preferred Units to receive the liquidation preference will be subject to the rights of the holders of any senior securities and the proportional rights of holders of parity securities.

Subject to the provisions above and Section 17-804, upon dissolution, ETP will make distributions as it so determines.

Merger, Sale or Other Disposition of Assets

ETP	ETE

ETP may merge or consolidate with one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including general or limited partnerships.

A merger or consolidation of ETP requires the prior consent of the general partner. The general partner has discretion to consent to any merger or consolidation.

The ETP partnership agreement generally prohibits the general partner, without the prior approval of the holders of a unit majority, from causing ETP to sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on ETP’s behalf the sale, exchange or other disposition of all or substantially all of its assets or the assets of the ETP Operating Partnership. The general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of ETP’s assets without such approval. The general partner may also sell all or substantially all of ETP’s assets under a foreclosure or other realization upon the encumbrances above without such approval.

If the conditions specified in the ETP partnership agreement are satisfied, the general partner may, without

ETE may merge or consolidate with, or convert into, one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including general or limited partnerships.

A merger, consolidation or conversion of ETE requires the prior consent of the general partner. The general partner has discretion to consent to any merger or consolidation.

The ETE partnership agreement generally prohibits the general partner, without the prior approval of the holders of a unit majority, from causing ETE to sell, exchange or otherwise dispose of all or substantially all of the assets of ETE and its subsidiaries in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. The general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of ETE’s assets without such approval. The general partner may also sell all or substantially all of ETE’s assets under a foreclosure or other realization upon the encumbrances above without such approval.

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limited partner approval, merge ETP or any of its subsidiaries into, or convey all of ETP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in ETP’s legal form into another limited liability entity.

Unitholders are not entitled to dissenters’ rights of appraisal under the ETP partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of ETP’s assets or any other transaction or event.

If the conditions specified in the ETE partnership agreement are satisfied, the general partner may, without limited partner approval, merge ETE or any of its subsidiaries into, or convey all of ETE’s assets to, or convert into a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in ETE’s legal form into another limited liability entity.

Additionally, the general partner may merge or consolidate ETE with or into another entity without limited partner approval if the general partner receives an opinion of counsel that (1) the merger or consolidation will not result in the loss of limited liability of any limited partner or cause ETE to be taxed differently for federal income tax purposes, (2) the merger or consolidation does not result in an amendment to the ETE partnership agreement other than amendments that could be adopted by the general partner without limited partner approval, (3) ETE is the surviving entity of the merger or consolidation, (4) each ETE unit outstanding prior to the merger or consolidation remains identical after the merger or consolidation and (5) the number of ETE securities issues in the merger or consolidations does not exceed 20% of the ETE securities outstanding immediately prior to the merger or consolidation.

Unitholders are not entitled to dissenters’ rights of appraisal under the ETE partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of ETE’s assets or any other transaction or event.

Election of General Partner and Directors of the General Partner

ETP	ETE

Unitholders are not entitled to elect the general partner or its directors except as described in “—Withdrawal or Removal of the General Partner” below.

Unitholders are not entitled to remove directors.

Unitholders are not entitled to elect the general partner or its directors except as described in “—Withdrawal or Removal of the General Partner” below.

Unitholders are not entitled to remove directors.

Meetings; Voting

ETP	ETE

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, limited partners or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which the limited partners have the right to vote or to act. Limited partners’ interests that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the limited partner interests will not be voted, except that, in the case of limited partner interests held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those limited partner interests in the same ratios as the votes of limited partners on other limited partner interests are cast.

If authorized by the general partner, any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the outstanding units as would be necessary to authorize or take that action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the general partner or by limited partners owning at least 20% of the outstanding units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless an action by the limited partners requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates owns, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, limited partners or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which the limited partners have the right to vote or to act. Limited partners’ interests that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the limited partner interests will not be voted, except that, in the case of limited partner interests held by the general partner on behalf of ineligible assignees, the general partner will distribute the votes on those limited partner interests in the same ratios as the votes of limited partners on other limited partner interests are cast.

If authorized by the general partner, any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the outstanding units as would be necessary to authorize or take that action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the general partner or by limited partners owning at least 20% of the outstanding units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless an action by the limited partners requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates owns, in the aggregate, beneficial ownership of 20% or more of any class of units then

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not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. The foregoing limitation will not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from the general partner or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i), (iii) to any person or group who acquired 20% or more of any partnership securities issued by the partnership with the prior approval of the board of directors of the general partner, or (iv) to any holder of any class of Preferred Units in connection with any vote, consent or approval of such class of Preferred Units.

Except as required by Delaware law, the Class E Units, Class G Units, Class I Units, Class J Units and Class K Units will not be entitled to vote on any matters related to ETP other than any amendment to the ETP partnership agreement that would adversely affect the Class E Units, Class G Units, Class I Units, Class J Units and Class K Units, respectively, in any material respect.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the ETP partnership agreement will be delivered to the record holder by ETP or by the transfer agent.

outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. The foregoing limitation will not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from the general partner or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i) or (iii) to any person or group who acquired 20% or more of any partnership securities issued by the partnership with the prior approval of the board of directors of the general partner.

Following the completion of the merger, the ETE Class A Units will be entitled to vote together with the common units, as a single class, except as required by law. Additionally, without the approval of 66  2⁄3% of the ETE Class A Units, ETE may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the ETE Class A Units or amend the terms of the ETE Class A Units.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the ETE partnership agreement will be delivered to the record holder by ETE or by the transfer agent.

Advance Notice Requirements for Nominations and Other Proposals

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Not applicable.	Not applicable.

Withdrawal or Removal of the General Partner

ETP	ETE

ETP GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the ETP partnership agreement.

Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest, the holders of a majority of the outstanding units entitled to vote may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue ETP’s business and to appoint a successor general partner. See “—Termination and Dissolution.”

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and ETP receives an opinion of counsel regarding limited liability and tax matters, and the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units (including common units held by the general partner and its affiliates). The ownership of more than 33 1/3% of the outstanding units by the general partner and its affiliates would give them the practical ability to prevent the general partner’s removal.

The ETP partnership agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist or the general partner withdraws and such withdrawal does not violate the ETP partnership agreement, if a successor general partner is elected, the general partner has an option to require its successor to purchase its partnership interest (or equivalent interest) as the general partner in ETP and ETP’s subsidiaries, and its incentive distribution rights for an amount in cash equal to the fair market value of those interests.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the ETP partnership agreement, if a successor general partner is

ETE GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the ETE partnership agreement.

Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest, the holders of a majority of the outstanding units entitled to vote may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue ETE’s business and to appoint a successor general partner. See “—Termination and Dissolution.”

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and ETE receives an opinion of counsel regarding limited liability and tax matters, and the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units (including common units held by the general partner and its affiliates). The ownership of more than 33 1/3% of the outstanding units by the general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. Following the completion of the merger, the ETE Class A Units will be entitled to vote together with the common units, as a single class, except as required by law.

The ETE partnership agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist or the general partner withdraws and such withdrawal does not violate the ETE partnership agreement, if a successor general partner is elected, the general partner has an option to require its successor to purchase its partnership interest (or equivalent interest) as the general partner in ETE and ETE’s subsidiaries for an amount in cash equal to the fair market value of those interests.

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elected (or if ETP is reconstituted and the successor general partner is not the former general partner), a successor general partner will have the option to purchase the general partner interest in ETP and ETP’s subsidiaries and incentive distribution rights of the general partner for a cash payment equal to the fair market value of those interests.

If the options described above are not exercised, the general partner will become a limited partner and the general partner’s interest will be converted into common units. The successor will contribute to ETP cash in an amount equal to the product of the percentage interest of the general partner in ETP and the net agreed value of ETP’s assets.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the ETE partnership agreement, if a successor general partner is elected (or if ETE is reconstituted and the successor general partner is not the former general partner), a successor general partner will have the option to purchase the general partner interest in ETE and ETP’s subsidiaries for a cash payment equal to the fair market value of those interests.

If the options described above are not exercised, the general partner will become a limited partner and the general partner’s interest will be converted into common units. The successor will contribute to ETE cash in an amount equal to the product of the percentage interest of the general partner in ETE and the net agreed value of ETE’s assets.

Transfer of General Partner Interests

ETP	ETE

The general partner may not transfer all or any part of its general partner interest unless:

•  the transferee agrees to assume the rights and duties of the general partner under the ETP partnership agreement;

•  ETP receives an opinion of counsel that such transfer would not result in the loss of limited liability of any limited partner, or cause ETP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

•  such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the general partner as the general partner or managing member, if any, of ETP Operating Partnership and any subsidiary of ETP or ETP Operating Partnership.

The general partner may not transfer all or any part of its general partner interest unless:

•  the transferee agrees to assume the rights and duties of the general partner under the ETE partnership agreement;

•  ETE receives an opinion of counsel that such transfer would not result in the loss of limited liability of any limited partner, or cause ETE to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

•  such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the general partner as the general partner or managing member, if any, of any subsidiary of ETE.

Transfer of Incentive Distribution Rights

ETP	ETE
A holder of incentive distribution rights may transfer any or all of the incentive distribution rights held by such holder without the consent of unitholders if the transferee agrees to be bound by the ETP partnership agreement.	Not applicable.

Limited Preemptive Right

ETP	ETE

Upon issuance of additional partnership securities, the general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its percentage interest in ETP. The general partner’s percentage interest in ETP will be reduced if ETP issues additional units in the future and the general partner does not contribute a proportionate amount of capital to ETP to maintain its percentage interest. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from ETP whenever, and on the same terms that, ETP issues partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Upon issuance of additional partnership securities, the general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its percentage interest in ETE. The general partner’s percentage interest in ETE will be reduced if ETE issues additional units in the future and the general partner does not contribute a proportionate amount of capital to ETE to maintain its percentage interest. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from ETE whenever, and on the same terms that, ETE issues partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

The general partner will be deemed to have waived this right if it is not exercised prior to the issuance of the subject securities.

Following the completion of the merger, for so long as Mr. Warren is an officer or a director of ETE GP, upon the issuance by ETE of additional ETE common units or any securities that have voting rights that are pari passu with the ETE common units, ETE will issue to the holder of ETE Class A Units a number of additional ETE Class A Units such that the holder maintains a voting interest in ETE with respect to its ETE Class A Units that is identical to the voting interest in ETE represented by the holder’s ETE Class A Units prior to such issuance.

Limited Call Right

ETP	ETE
If at any time the general partner and its affiliates hold more than 80% of the total limited partner interests of any class then outstanding, the general partner will have the right, which it may assign to any of its affiliates or to ETP, to acquire all, but not less than all, of the limited partner interests of such class at a price no less than their then-current market price.	If at any time the general partner and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, the general partner will have the right, which it may assign to any of its affiliates or to ETE, to acquire all, but not less than all, of the limited partner interests of such class at a price no less than their then-current market price.

Amendment of Partnership Agreement

ETP	ETE
General. Amendments to the ETP partnership agreement may be proposed only by the general partner. Any amendment that materially and adversely affects the rights or preferences of any class of partnership interest in relation to other classes requires the approval of at least a majority of the partnership class so affected. Except as described below, an amendment must be approved by at least 90% of the outstanding units.

General. Amendments to the ETE partnership agreement may be proposed only by the general partner. Any amendment that materially and adversely affects the rights or preferences of any class of partnership interest in relation to other classes requires the approval of at least a majority of the partnership class so affected. Except as described below, an amendment must be approved by at least 90% of the outstanding units.

Prohibited Amendments. Without the consent of the holders of at least 90% of the outstanding units, the ETP partnership agreement may not be amended to:

•  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by ETP to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

•  change the provision regarding the dissolution of ETP upon election by the general partner that is approved by holders of a unit majority; or

•  change the term of ETP or give any person the right to dissolve ETP.

Prohibited Amendments. Without the consent of the holders of at least 90% of the outstanding units, the ETE partnership agreement may not be amended to:

•  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by ETE to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

No Unitholder Approval. The general partner may generally make amendments to the ETP partnership agreement without the approval of any limited partner or assignee to reflect:

•  a change in ETP’s name, the location of its principal place of business, the registered agent or registered office;

•  the admission, substitution, withdrawal or removal of partners in accordance with the ETP partnership agreement;

•  a change that ETP’s general partner determines to be necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that ETP, ETP Operating Partnership and their subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as an entities for federal income tax purposes;

No Unitholder Approval. The general partner may generally make amendments to the ETE partnership agreement without the approval of any limited partner or assignee to reflect:

•  a change in ETE’s name, the location of its principal place of business, the registered agent or registered office;

•  the admission, substitution, withdrawal or removal of partners in accordance with the ETE partnership agreement;

•  a change that ETE’s general partner determines to be necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that ETE and its subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as an entities for federal income tax purposes;

ETP	ETE

•  a change that the general partner determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware LP Act) or (B) facilitate the trading of the common units (including the division of any class or classes of outstanding common units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, (iii) to be necessary or appropriate in connection with action taken by the general partner pursuant to a split or combination of units authorized under the ETP partnership agreement, or (iv) is required to effect the intent expressed in the registration statement related to ETP’s initial public offering or the intent of the provisions of the ETP partnership agreement or is otherwise contemplated by the ETP partnership agreement;

•  a change in ETP’s fiscal year or taxable year and related changes;

•  an amendment that is necessary, in the opinion of ETP’s counsel, to prevent the partnership or ETP’s general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•  an amendment that the general partner determines is necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities;

•  any amendment expressly permitted in the ETP partnership agreement to be made by ETP’s general partner acting alone;

•  a change that the general partner determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware LP Act) or (B) facilitate the trading of the common units (including the division of any class or classes of outstanding common units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, (iii) to be necessary or appropriate in connection with action taken by the general partner pursuant to a split or combination of units authorized under the ETE partnership agreement, or (iv) is required to effect the intent expressed in the registration statement related to ETE’s initial public offering or the intent of the provisions of the ETE partnership agreement or is otherwise contemplated by the ETE partnership agreement;

•  a change in ETE’s fiscal year or taxable year and related changes;

•  an amendment that is necessary, in the opinion of ETE’s counsel, to prevent the partnership or ETE’s general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•  an amendment that the general partner determines is necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities;

ETP	ETE

•  an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the terms of the ETP partnership agreement;

•  an amendment that the general partner determines is necessary or appropriate to reflect and account for the formation by the partnership of, or investment by the partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the partnership of activities permitted by the terms of the ETP partnership agreement;

•  a merger or conveyance pursuant to the terms of the ETP partnership agreement; or

•  any other amendments substantially similar to the foregoing.

•  any amendment expressly permitted in the ETE partnership agreement to be made by ETE’s general partner acting alone;

•  an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the terms of the ETE partnership agreement;

•  an amendment that the general partner determines is necessary or appropriate to reflect and account for the formation by the partnership of, or investment by the partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the partnership of activities permitted by the terms of the ETE partnership agreement;

•  a merger or conveyance pursuant to the terms of the ETE partnership agreement;

•  a change in the form of a Transfer Application or the Taxation Certification the general partner determines necessary to effectuate a transfer of limited partner interests; or

•  any other amendments substantially similar to the foregoing.

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the ETP partnership agreement will become effective without the approval of holders of at least 90% of the units voting as a single class unless ETP obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in the partnership.

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the ETE partnership agreement will become effective without the approval of holders of at least 90% of the units voting as a single class unless ETE obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in the partnership.

Amendments Affecting the Preferred Units. Unless ETP has received the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding members of a class of Preferred Units, voting as a separate class, ETP may not adopt any amendment to the partnership agreement that has a material adverse effect on the terms of that class of Preferred Units. In addition, unless ETP	Amendments Affecting the ETE Class A Units. Following the merger, ETE may not take any action that disproportionately or materially adversely affects the rights preferences and privileges of the ETE Class A Units or amend the terms of the ETE Class A Units without the approval of at least 66 2/3% of the

ETP	ETE

has received the affirmative vote or consent of the holders of at least 66 2/3% of the holders of any class of Preferred Units, voting as a class together with holders of any other class of Preferred Units or other parity securities upon which like voting rights have been conferred and are exercisable, ETP may not:

•  create or issue any parity securities (including Preferred Units) if the cumulative distributions payable on then outstanding Preferred Units (or parity securities, if applicable) are in arrears; or

•  create or issue any senior securities.

On any matter on which the holders of the Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per Preferred Unit.

Amendments Affecting Other Classes of ETP Units. Any amendment to the ETP partnership agreement that adversely affects the rights, preferences and privileges of the Class E Units, Class G units, Class I Units, Class J Units or Class K Units will require the approval of a majority of the outstanding Class E Units, Class G Units, Class I Units, Class J Units or Class K Units, as applicable, in each case voting separately as a class, with each Class E Unit, Class G Unit, Class I Unit, Class J Unit or Class K Unit, as applicable, entitled to one vote.

Amendments Reducing the Required Voting Percentage. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

outstanding ETE Class A Units, with each ETE Class A Unit entitled to one vote.

Amendments Reducing the Required Voting Percentage. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Indemnification

ETP	ETE

Under the ETP partnership agreement, in most circumstances, ETP will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•  the general partner;

•  any departing general partner;

•  any person who is or was an affiliate of the general partner or any departing general partner;

•  any person who is or was a member, partner, officer, director, fiduciary or trustee of ETP, the

Under the ETE partnership agreement, in most circumstances, ETE will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•  the general partner;

•  any departing general partner;

•  any person who is or was an affiliate of the general partner or any departing general partner;

ETP	ETE

ETP Operating Partnership, any subsidiary, the general partner, any departing general partner, or any affiliate of any of the foregoing;

•  any person who is or was serving at the request of the general partner or any departing general partner or any affiliate of the general partner or a departing general partner as an officer, director, member, partner, fiduciary or trustee of another person; and

•  any person that the general partner designates as an “Indemnitee.”

Any indemnification under these provisions will only be out of ETP’s assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to ETP to enable ETP to effectuate, indemnification. ETP may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the ETP partnership agreement.

•  any person who is or was a member, partner, officer, director, fiduciary or trustee of ETE, any subsidiary, the general partner, any departing general partner, or any affiliate of any of the foregoing;

•  any person who is or was serving at the request of the general partner or any departing general partner or any affiliate of the general partner or a departing general partner as an officer, director, member, partner, fiduciary or trustee of another person; and

•  any person that the general partner designates as an “Indemnitee.”

Any indemnification under these provisions will only be out of ETE’s assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to ETE to enable ETE to effectuate, indemnification. ETE may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the ETE partnership agreement.

Conflicts of Interest

ETP	ETE

The ETP partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates and which would reduce the general partner’s fiduciary duties to the unitholders. The ETP partnership agreement also restricts the remedies available to unitholders for actions taken by the general partner that might, without those limitations, constitute breaches of fiduciary duty.

The ETP partnership agreement generally provides that transactions in which the general partner has a conflict of interest are permitted and will not result in a breach of its obligations under the ETP partnership agreement or its duties to ETP or its unitholders if the resolution of the conflict is:

•  approved by a majority of the members of the conflicts committee of the board of directors;

•  approved by the vote of a majority of the common units (excluding common units owned by the general partner and its affiliates);

The ETE partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates and which would reduce the general partner’s fiduciary duties to the unitholders. The ETE partnership agreement also restricts the remedies available to unitholders for actions taken by the general partner that might, without those limitations, constitute breaches of fiduciary duty.

The ETE partnership agreement generally provides that transactions in which the general partner has a conflict of interest are permitted and will not result in a breach of its obligations under the ETE partnership agreement or its duties to ETE or its unitholders if the resolution of the conflict is:

•  approved by a majority of the members of the conflicts committee of the board of directors;

•  approved by the vote of a majority of the common units (excluding common units owned by the general partner and its affiliates);

ETP	ETE

•  on terms no less favorable to ETP than those generally being provided to or available from unrelated third parties; or

•  fair and reasonable to ETP, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to ETP).

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee.

•  on terms no less favorable to ETE than those generally being provided to or available from unrelated third parties; or

•  fair and reasonable to ETE, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to ETE).

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee.

Change of Management Provisions

ETP	ETE
The ETP partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change ETP’s management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply (i) to any person or group that acquires the units directly from the general partner or its affiliates, (ii) to any person or group that acquires the units directly or indirectly from a person or group described in clause (i); provided that the general partner has notified such person or group in writing that such limitation will not apply, or (iii) to any person or group who acquired 20% or more of any partnership securities issued by the partnership with the prior approval of the board of directors of the general partner.	The ETE partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change ETE’s management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply (i) to any person or group that acquires the units directly from the general partner or its affiliates, (ii) to any person or group that acquires the units directly or indirectly from a person or group described in clause (i); provided that the general partner has notified such person or group in writing that such limitation will not apply, or (iii) to any person or group who acquired 20% or more of any partnership securities issued by the partnership with the prior approval of the board of directors of the general partner.

Termination and Dissolution

ETP	ETE

ETP will continue as a limited partnership until terminated under the ETP partnership agreement. ETP will dissolve upon:

•  certain events of withdrawal of the general partner;

•  an election to dissolve the partnership by the general partner that is approved by the holders of a unit majority;

•  the entry of a decree of judicial dissolution of the partnership; or

ETE will continue as a limited partnership until terminated under the ETE partnership agreement. ETE will dissolve upon:

•  certain events of withdrawal of the general partner;

•  an election to dissolve the partnership by the general partner that is approved by the holders of a unit majority;

•  the entry of a decree of judicial dissolution of the partnership; or

ETP	ETE

•  the sale, exchange or other disposition of all or substantially all of the assets and properties of ETP, the ETP Operating Partnership and any of their subsidiaries.

Upon a dissolution under an event of withdrawal caused by the voluntary withdrawal or removal of the general partner and the failure of the partners to select a successor or upon the dissolution of ETP upon an event constituting withdrawal, the holders of a unit majority may also elect, within specific time limitations, to reconstitute ETP and continue its business on the same terms and conditions described in the ETP partnership agreement by forming a new limited partnership on terms identical to those in the existing ETP partnership agreement and having as general partner an entity approved by a unit majority, subject to ETP’s receipt of an opinion of counsel to the effect that:

•  the action would not result in the loss of limited liability of any limited partner; and

•  neither ETP, the reconstituted limited partnership, nor ETP Operating Partnership or any subsidiary of any such entity would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

•  at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the Delaware LP Act.

Upon a dissolution under an event of withdrawal caused by the voluntary withdrawal or removal of the general partner and the failure of the partners to select a successor or upon the dissolution of ETE upon an event constituting withdrawal, the holders of a unit majority may also elect, within specific time limitations, to continue the business of ETE on the same terms and conditions described in the ETE partnership agreement by appoints a successor general partner approved by a unit majority, subject to ETE’s receipt of an opinion of counsel to the effect that:

•  the action would not result in the loss of limited liability of any limited partner; and

•  neither ETE nor ETP would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation

ETP	ETE
Upon dissolution of ETP, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up ETP’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or appropriate, liquidate ETP’s assets and apply the proceeds of the liquidation as provided in “—Distributions of Cash upon Liquidation.” Under some circumstances, the liquidator may defer liquidation or distribution of ETP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.	Upon dissolution of ETE, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up ETE’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or appropriate, liquidate ETE’s assets and apply the proceeds of the liquidation as provided in “—Distributions of Cash upon Liquidation.” Under some circumstances, the liquidator may defer liquidation or distribution of ETE’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Non-Citizen Assignees; Redemption

ETP	ETE
If ETP is or becomes subject to federal, state or local laws or regulations that the general partner determines would create a substantial risk of cancellation or forfeiture of any property that it has an interest in because of the nationality, citizenship or other related status of any limited partner, ETP may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from ETP, including liquidating distributions. A non-citizen assignee may, by written instruction, direct the general partner to vote such non-citizen assignee’s units. If no such written direction is received, such units held by the non-citizen assignee will not be voted.	Following a FERC notice, if a transferee of a limited partner interests fails to furnish a properly completed Taxation Certificate or if the general partner determines that such transferee is not an eligible holder, ETE may redeem the units held by the transferee limited partner at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from ETE, including liquidating distributions. A non-citizen assignee may, by written instruction, direct the general partner to vote such non-citizen assignee’s units. If no such written direction is received, such units held by the non-citizen assignee will not be voted.

Transfer of Common Units; Status as Unitholder or Assignee

ETP	ETE

Each purchaser of ETP common units must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•  becomes the record holder of the common units and is an assignee until admitted into the partnership as a substituted limited partner;

•  automatically requests admission as a substituted limited partner in the partnership;

•  agrees to be bound by the terms and conditions of, and executes, the ETP partnership agreement;

•  represents that such transferee has the capacity, power and authority to enter into the ETP partnership agreement;

•  grants powers of attorney to the general partner of the partnership as specified in the ETP partnership agreement; and

Each purchaser of ETE common units must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•  becomes the record holder of the common units and is an assignee until admitted into the partnership as a substituted limited partner;

•  automatically requests admission as a substituted limited partner in the partnership;

•  agrees to be bound by the terms and conditions of, and executes, the ETE partnership agreement;

•  represents that such transferee has the capacity, power and authority to enter into the ETE partnership agreement;

ETP	ETE
• makes the consents and waivers contained in the ETP partnership agreement.	• grants powers of attorney to the general partner of the partnership as specified in the ETE partnership agreement; and • makes the consents and waivers contained in the ETE partnership agreement.

An assignee will become a substituted limited partner of ETP for the transferred common units upon the recording of the name of the assignee on ETP’s books and records. The general partner will periodically, but not less frequently than on the first business day of each calendar quarter, cause any unrecorded transfers of common units with respect to which a completed and duly executed transfer application has been received to be recorded in the books and records of ETP.

An assignee will become a substituted limited partner of ETE for the transferred common units upon the recording of the name of the assignee on ETE’s books and records (except that, following a FERC notice, such assignee’s transfer application must contain a Taxation Certificate as a condition to admittance). The general partner will periodically, but not less frequently than on the first business day of each calendar quarter, cause any unrecorded transfers of common units with respect to which a completed and duly executed transfer application has been received to be recorded in the books and records of ETE.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. ETP is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ owners are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. ETE is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ owners are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in ETP for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•  the right to negotiate the common unit to a purchaser or transferee; and

•  the right to transfer the right to seek admission as a substituted limited partner in the partnership for the purchased common units.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in ETE for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•  the right to negotiate the common unit to a purchaser or transferee; and

•  the right to transfer the right to seek admission as a substituted limited partner in the partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•  will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•  will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

ETP	ETE
• may not receive some federal income tax information or reports furnished to record holders of common units.	• may not receive some federal income tax information or reports furnished to record holders of common units.
Until a common unit has been transferred on its books, ETP and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.	Until a common unit has been transferred on its books, ETE and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING

ETP common unitholders are being asked to approve a proposal that will give the ETP Board authority to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to adopt the merger agreement at the time of the special meeting. If this proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, ETP common unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your common units will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your ETP common units will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

If a quorum is present at the special meeting, holders of at least a majority of the outstanding ETP common units must vote in favor of the adjournment proposal to approve the adjournment of the meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to adopt the merger agreement at the time of the special meeting. Therefore, if a quorum is present at the meeting, an abstention, a broker non-vote and an ETP common unitholder’s failure to vote will have the same effect as a vote “AGAINST” approval of this proposal.

If a quorum is not present at the special meeting, to approve the adjournment of the meeting, holders of at least a majority of the outstanding ETP common units represented thereat must vote in favor of the adjournment proposal, either in person or by proxy. Therefore, if a quorum is not present, an abstention and a broker non-vote will have the same effect as a vote “AGAINST” approval of the adjournment proposal, but an ETP common unitholder’s failure to vote will have no effect on the outcome of the adjournment proposal.

The ETP Board unanimously recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

LEGAL MATTERS

The validity of the ETE common units to be issued in connection with the merger and being offered hereby, certain tax matters relating to those common units and certain U.S. federal income tax consequences of the merger will be passed upon for ETE by Latham & Watkins LLP, Houston, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon for ETP by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

ETE

The audited consolidated financial statements of Energy Transfer Equity, L.P. and subsidiaries and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ETP

The audited consolidated financial statements of Energy Transfer Partners, L.P. and subsidiaries and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ETE has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the ETE common units to be issued to ETP common unitholders in connection with the merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about ETE and its common units. The rules and regulations of the SEC allow ETE and ETP to omit certain information that is included in the registration statement from this proxy statement/prospectus.

ETE and ETP file annual, quarterly and special reports and other information with the SEC. The SEC allows ETE and ETP to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that ETE or ETP files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. ETE and ETP incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement (of which this proxy statement/prospectus forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the special meeting of ETP’s common unitholders is held:

ETE’s Filings (SEC File No. 001-32740)

•	Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 23, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, filed on May 10, 2018 and August 9, 2018, respectively;

•	Current Reports on Form 8-K filed on January 16, 2018, April 3, 2018, June 4, 2018, July 18, 2018, August 2, 2018 and August 3, 2018; and

•

the description of the ETE common units contained in the Registration Statement filed on Form 8-A filed on January 31, 2006, and including any other amendments or reports filed for the purpose of updating such description.

ETE will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to ETE at the following address and telephone number:

Energy Transfer Equity, L.P.

Investor Relations

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0795

ETP’s Filings (SEC File No. 001-31219)

•	Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 23, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, filed on May 10, 2018 and August 9, 2018, respectively;

•

Current Reports on Form 8-K filed on January 16, 2018, January 30, 2018, February 6, 2018, February 15, 2018, April 3, 2018, April 23, 2018, April 25, 2018, June 8, 2018, July 18, 2018, July 19, 2018, July 23, 2018, August 2, 2018, August 3, 2018 and August 14, 2018; and

•

the description of the ETP common units contained in the Registration Statement filed on Form 8-A filed on January 28, 2002, and including any other amendments or reports filed for the purpose of updating such description.

ETP will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to ETP at the following address and telephone number:

Energy Transfer Partners, L.P.

Investor Relations

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0795

ETE and ETP also make available free of charge on their internet website at www.energytransfer.com, respectively, the reports and other information filed by ETE and ETP with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither ETE’s nor ETP’s website, nor the information contained on their website, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that ETE and ETP file with the SEC by reference to their names or to their SEC file numbers. You also may read and copy any document ETE or ETP files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges. ETE’s and ETP’s SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The information concerning ETE contained in this proxy statement/prospectus or incorporated by reference has been provided by ETE, and the information concerning ETP contained in this proxy statement/prospectus or incorporated by reference has been provided by ETP.

In order to receive timely delivery of requested documents in advance of the special meeting your request should be received no later than October 12, 2018. If you request any documents, ETE or ETP will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither ETE nor ETP has authorized anyone to give any information or make any representation about the merger, ETE or ETP that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of August 1, 2018

by and among

LE GP, LLC,

ENERGY TRANSFER EQUITY, L.P.,

STREAMLINE MERGER SUB, LLC,

ENERGY TRANSFER PARTNERS, L.L.C.

and

ENERGY TRANSFER PARTNERS, L.P.

A-i

A-ii

INDEX OF DEFINED TERMS

Defined Term	Where Defined
A&C Committee	Recitals
Affiliate	Section 8.13
Agreement	Preamble
Antitrust Laws	Section 8.13
Balance Sheet Date	Section 3.5(d)
Benefit Plan	Section 8.13
Book-Entry Units	Section 2.1(f)
business day	Section 8.13
Certificate	Section 2.1(f)
Certificate of Merger	Section 1.3
Class E Unitholders	Section 8.13
Class G Unitholders	Section 8.13
Class I Unitholders	Section 8.13
Class J Unitholders	Section 8.13
Class K Unitholders	Section 8.13
Class E Units	Section 3.2(a)
Class G Units	Section 3.2(a)
Class I Units	Section 3.2(a)
Class J Units	Section 3.2(a)
Class K Units	Section 3.2(a)
Clayton Act	Section 8.13
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(j)
Commodity Derivative Instrument	Section 5.2(a)(vii)
Common Unit	Section 8.13
Common Unitholders	Section 8.13
Contract	Section 3.3(b)
Converted ETP Restricted Unit Award	Section 2.3(a)
Disguised Sale	Section 2.2(k)
DLLCA	Section 8.13
DRULPA	Section 8.13
Effective Time	Section 1.3
Environmental Law	Section 8.13
Environmental Permit	Section 8.13
ERISA	Section 8.13
ERISA Affiliates	Section 8.13
ETE	Preamble
ETE Acquisition Transaction	Section 5.2(b)(i)
ETE Benefit Plans	Section 8.13
ETE Charter Documents	Section 4.1(d)
ETE Class A Unit	Section 8.13
ETE Common Unit	Section 8.13
ETE Conflicts Committee	Recitals
ETE Disclosure Schedule	Article IV
ETE Equity Plans	Section 4.2(a)
ETE Existing Credit Facility	Section 4.1(c)
ETE Expenses	Section 7.3(d)
ETE GP	Preamble

A-iii

Defined Term	Where Defined
ETE GP Agreement	Section 8.13
ETE GP Board	Recitals
ETE GP Charter Documents	Section 8.13
ETE GP Interest	Section 4.2(a)
ETE LPA Amendment	Section 1.1(c)
ETE Limited Partner	Section 8.13
ETE Material Adverse Effect	Section 4.1(a)
ETE Material Contracts	Section 4.12(a)
ETE Partnership Agreement	Section 8.13
ETE Partnership Interest	Section 8.13
ETE Permits	Section 4.8(b)
ETE Risk Management Policy	Section 8.13
ETE SEC Documents	Section 4.5(a)
ETE Special Approval	Section 8.13
ETE Subsidiary Documents	Section 4.1(d)
ETE Unaffiliated Unitholders	Section 8.13
ETE Unit Majority	Section 8.13
ETE Unitholders	Section 8.13
ETP	Preamble
ETP Adverse Recommendation Change	Section 5.3(a)
ETP Alternative Proposal	Section 8.13
ETP Benefit Plans	Section 3.11(a)
ETP Board Recommendation	Section 5.1(b)
ETP Changed Circumstance	Section 8.13
ETP Charter Documents	Section 3.1(d)
ETP Conflicts Committee	Recitals
ETP Disclosure Schedule	Article III
ETP Equity Plans	Section 8.13
ETP Existing Credit Facility	Section 5.2(a)(ii)
ETP Fairness Opinion	Section 3.16
ETP Financial Advisor	Section 3.16
ETP GP	Recitals
ETP GP Charter Documents	Section 8.13
ETP GP Interest	Section 1.1(a)(vii)
ETP Incentive Distribution Right	Section 8.13
ETP Joint Ventures	Section 8.13
ETP Limited Partner	Section 8.13
ETP Limited Partner Interest	Section 8.13
ETP LPA Amendment	Section 1.1
ETP Managing GP	Preamble
ETP Managing GP Agreement	Section 8.13
ETP Managing GP Board	Recitals
ETP Managing GP Charter Documents	Section 8.13
ETP Material Adverse Effect	Section 3.1(a)
ETP Material Contract	Section 3.13(a)
ETP Partnership Agreement	Section 8.13
ETP Partnership Interest	Section 8.13
ETP Permits	Section 3.8(b)
ETP Restricted Units	Section 2.3(a)
ETP Recommendation Change Notice	Section 5.3(d)(ii)
ETP Recommendation Change Notice Period	Section 5.3(d)(ii)

A-iv

Defined Term	Where Defined
ETP Risk Management Policy	Section 8.13
ETP SEC Documents	Section 3.5(a)
ETP Special Approval	Section 8.13
ETP Subsidiary Documents	Section 3.1(d)
ETP Superior Proposal	Section 8.13
ETP Superior Proposal Notice	Section 5.3(d)(i)
ETP Superior Proposal Notice Period	Section 5.3(d)(i)
ETP Termination Fee	Section 7.3(a)
ETP Unaffiliated Unitholder Approval	Section 6.1(b)
ETP Unaffiliated Unitholders	Section 8.13
ETP Unitholder	Section 8.13
ETP Unitholder Approval	Section 3.3(c)
ETP Unitholders Meeting	Section 5.1(b)
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Exchange Ratio	Section 2.1(a)
Existing ETE Indebtedness	Section 4.1(c)
FCPA	Section 3.8(c)
Federal Trade Commission Act	Section 8.13
FPA	Section 3.19
GAAP	Section 8.13
Governmental Authority	Section 8.13
Hazardous Substance	Section 8.13
HSR Act	Section 8.13
ICA	Section 3.19
Indemnified Person	Section 5.8(a)
Intended Tax Treatment	Section 2.2(k)
Knowledge	Section 8.13
Lake Charles Interests	Section 8.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Liens	Section 3.1(c)
Material Adverse Effect	Section 8.13
Maximum Amount	Section 5.8(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Recitals
Merger Sub Charter Documents	Section 8.13
Multiemployer Plan	Section 8.13
NGA	Section 3.19
NGPA	Section 3.19
Non-Competition Agreement	Section 5.2(a)(vii)
NYSE	Section 8.13
Outside Date	Section 7.1(b)(i)
Outstanding Units	Section 8.13
Parties	Section 8.13
PBGC	Section 3.11(d)
Permit	Section 8.13
Person	Section 8.13
Pre-Closing Contributed Interests	Section 4.2(e)

A-v

Defined Term	Where Defined
Pre-Closing Transactions	Section 1.1(a)
Preferred Unitholders	Section 8.13
Proceeding	Section 5.8(a)
Proxy Statement	Section 3.4
PUHCA	Section 3.19
Registration Statement	Section 3.9
Representatives	Section 8.13
Restraints	Section 6.1(d)
rights-of-way	Section 3.14(b)
Sarbanes-Oxley Act	Section 3.5(a)
SEC	Section 8.13
Section 707 Consideration	Section 2.2(k)
Securities Act	Section 3.1(c)
Series A Preferred Units	Section 3.2(a)
Series B Preferred Units	Section 3.2(a)
Series C Preferred Units	Section 3.2(a)
Series D Preferred Units	Section 3.2(a)
Sherman Act	Section 8.13
Subsidiary	Section 8.13
SUN	Section 8.13
SUN Common Units	Section 8.13
SUN GP Interests	Section 8.13
SUN Incentive Distribution Rights	Section 8.13
SUN Partnership Agreement	Section 8.13
Surviving Entity	Section 1.1(b)
Tax	Section 8.13
Tax Return	Section 8.13
Taxes	Section 8.13
Treasury Regulations	Section 8.13
Unit Majority	Section 8.13
USAC	Section 8.13
USAC Common Units	Section 8.13
USAC GP Interests	Section 8.13
Willful Breach	Section 8.13

Exhibit A	Form of ETP LPA Amendment

Exhibit B	Form of ETE LPA Amendment

A-vi

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 1, 2018 (this “Agreement”), is by and among LE GP, LLC, a Delaware limited liability company and the general partner of ETE (“ETE GP”), Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), Streamline Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ETE (“Merger Sub”), Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), and Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of ETP GP (as defined herein) (“ETP Managing GP”).

W I T N E S E T H:

WHEREAS, the Conflicts Committee (“ETE Conflicts Committee”) of the Board of Directors (the “ETE GP Board”) of ETE GP, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are advisable, fair and reasonable to ETE, and in the best interests of ETE and the ETE Unaffiliated Unitholders (as defined herein), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (as defined herein) and the issuance of the Merger Consideration (as defined herein) (the foregoing constituting ETE Special Approval (as defined herein)), and (c) resolved to recommend to the ETE GP Board the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration;

WHEREAS, the Audit and Conflicts Committee of the ETE GP Board (“A&C Committee”), by unanimous vote, in good faith (a) approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration and (b) resolved to recommend to the ETE GP Board the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration;

WHEREAS, upon the receipt of such approvals and recommendations of the ETE Conflicts Committee and the A&C Committee, at a meeting duly called and held, the ETE GP Board approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration;

WHEREAS, the Conflicts Committee (the “ETP Conflicts Committee”) of the Board of Directors (the “ETP Managing GP Board”) of ETP Managing GP, the general partner of Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of ETP (“ETP GP”), by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are advisable and fair and reasonable to ETP, and in the best interests of ETP and the ETP Unaffiliated Unitholders (as defined herein), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting ETP Special Approval (as defined herein)) and (c) recommended to the ETP Managing GP Board the approval of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of such approval and recommendation of the ETP Conflicts Committee, at a meeting duly called and held, the ETP Managing GP Board (a) approved this Agreement and the transactions contemplated hereby, including the Merger, (b) directed that this Agreement be submitted to a vote of the ETP Limited Partners, and (c) resolved to recommend adoption of this Agreement by the ETP Limited Partners;

WHEREAS, ETE, in its capacity as sole member of ETP Managing GP, has approved and consented to this Agreement and the transactions contemplated hereby, including the Pre-Closing Transactions;

WHEREAS, the parties intend that Merger Sub be merged with and into ETP (the “Merger”), with ETP surviving the Merger as a subsidiary of ETE;

WHEREAS, ETE, in its capacity as sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby, including the Merger,

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Pre-Closing Transaction; Merger and Additional Transactions.

(a) Subject to the conditions set forth in Article VI being satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), ETE, ETP Managing GP and ETP shall, and shall cause their respective Affiliates to, cause the following transactions (collectively, the “Pre-Closing Transactions”) to occur immediately prior to the Effective Time, with such Pre-Closing Transactions to take effect in the order set forth below:

(i) ETE shall contribute 2,263,158 SUN Common Units to ETP in exchange for 2,874,275 Common Units;

(ii) ETP Managing GP shall contribute 100% of the SUN GP Interests to ETP in exchange for 42,812,389 Common Units;

(iii) ETP Managing GP shall contribute 12,466,912 USAC Common Units and 100% of the USAC GP Interests to ETP in exchange for 16,134,903 Common Units;

(iv) ETE shall contribute the Lake Charles Interests to ETP in exchange for 37,557,815 Common Units;

(v) ETE and ETP Managing GP shall cause the conversion of the ETP Incentive Distribution Rights into, or cause ETP to purchase the ETP Incentive Distribution Rights in exchange for, 1,168,205,710 Common Units;

(vi) ETE and ETP Managing GP shall cause the cancellation of the Class I Units and Class J Units;

(vii) ETP Managing GP shall cause the conversion of the approximate 0.33% economic general partner interest in ETP to a non-economic general partner interest in ETP (such interest, prior to and after the conversion, the “ETP GP Interest”) and cause ETP to issue to ETP GP 18,448,341 Common Units; and

(viii) in connection with the actions contemplated in Sections 1.1(a)(v), (vi) and (vii), the ETP Partnership Agreement shall be amended pursuant to an amendment in substantially the form attached hereto as Exhibit A (the “ETP LPA Amendment”).

(b) Following the completion of the Pre-Closing Transactions, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and DLLCA, at the Effective Time, Merger Sub shall be merged with and into ETP, the separate limited liability company existence of Merger Sub will cease, and ETP will continue its existence as a limited partnership under Delaware law as the surviving entity in the Merger (the “Surviving Entity”).

(c) Concurrently with the Closing, (i) ETE GP shall enter into an amendment to the ETE Partnership Agreement, substantially in the form attached hereto as Exhibit B (the “ETE LPA Amendment”), to establish the ETE Class A Units and (ii) ETE shall issue to ETE GP the ETE Class A Units as contemplated and set forth in the ETE LPA Amendment.

Section 1.2 Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas at 9:00 A.M.,

Eastern Time, on the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as ETE and ETP shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, ETP shall cause a certificate of merger, executed in accordance with the relevant provisions of the DRULPA and DLLCA and in such form as necessary to effect the Merger and to reflect a change in the name of the Surviving Entity to “Energy Transfer Operating, L.P.” (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by ETE and ETP in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DRULPA and DLLCA.

Section 1.5 Organizational Documents of the Surviving Entity.

(a) At the Effective Time, the certificate of limited partnership of ETP as in effect immediately prior to the Effective Time and as amended by the Certificate of Merger shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

(b) At the Effective Time, the ETP Partnership Agreement, as amended by the ETP LPA Amendment and as in effect immediately prior to the Effective Time, shall remain unchanged and shall be the agreement of limited partnership of ETP from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

ARTICLE II

EFFECT ON UNITS

Section 2.1 Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of ETE, ETP or Merger Sub or the holder of any securities of ETE, ETP or Merger Sub:

(a) Conversion of Common Units. Subject to Section 2.2(c), Section 2.2(h), Section 2.3(a), and Section 2.4, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than any Common Units owned by ETE or any Subsidiary of ETE) shall be converted into the right to receive 1.28 (the “Exchange Ratio”) ETE Common Units (the “Merger Consideration”).

(b) Common Units Owned by ETE and its Subsidiaries. The Common Units owned by ETE and its Subsidiaries and issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Common Units issued to ETE or any of its Subsidiaries in connection with the Pre-Closing Transactions) shall be unchanged and remain outstanding.

(c) Class E Units; Class G Units; Class K Units and Preferred Units. Each of the Class E Units, Class G Units, Class K Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units that have been issued and are outstanding as of immediately prior to the Effective Time shall be unchanged and remain outstanding.

(d) ETP GP Interest. The ETP GP Interest shall be unchanged and remain outstanding.

(e) Limited Liability Company Interests in Merger Sub. The limited liability company interests in Merger Sub that had been issued and are outstanding as of immediately prior to the Effective Time shall convert into, in the aggregate, Common Units in an amount equal to the number of Common Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(a).

(f) Certificates. As of the Effective Time, all Common Units converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of units in book-entry form (“Book-Entry Units”)) that immediately prior to the Effective Time represented any such Common Units (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any distributions to which such holder is entitled pursuant to Section 2.2(g), in each case to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Units in accordance with Section 2.2(c), without interest, and the right to be admitted as an ETE Limited Partner. ETE GP hereby consents to the admission (as an ETE Limited Partner) of each Common Unitholder who is issued ETE Common Units in accordance with this Article II, upon the proper surrender of the Book-Entry Units or Certificate representing Common Units and acknowledges that each such Common Unitholder shall be deemed to have made a capital contribution to ETE. Upon such surrender of the Book-Entry Units or Certificate (or upon a waiver of the requirement to surrender a Book-Entry Unit or Certificate granted by ETE GP in its sole discretion) and the recording of the name of such Person as a limited partner of ETE on the books and records of ETE, such Person shall automatically and effective as of the Effective Time be admitted as an ETE Limited Partner and be bound by the ETE Partnership Agreement as such. By its surrender of a Book-Entry Unit or Certificate, or by its acceptance of ETE Common Units, a Common Unitholder confirms its agreement to be bound by all of the terms and conditions of the ETE Partnership Agreement.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, ETE shall appoint an exchange agent reasonably acceptable to ETP (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Units with respect to Common Units for the Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than three business days following the Effective Time, ETE will send, or will cause the Exchange Agent to send, to each holder of record of Common Units as of the Effective Time (and, to the extent commercially practicable, to make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by such holder of record), whose Common Units were converted into the right to receive the Merger Consideration, a letter of transmittal, which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Units to the Exchange Agent in such forms as ETP and ETE may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Units to the Exchange Agent in exchange for the Merger Consideration.

(b) Deposit. At or prior to the Closing, ETE shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units, an amount of ETE Common Units (which shall be in non-certificated book-entry form) issuable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units pursuant to the provisions of this Article II. Following the Effective Time, ETE agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any distributions pursuant to Section 2.2(g) and any ETE Common Units sufficient to pay any Merger Consideration that may be payable from time to time following the Effective Time. All book-entry units representing ETE Common Units deposited with the Exchange Agent (including pursuant to Section 2.2(h)) shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by ETE; provided, that (i) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Common Units and ETE shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Common Units in the amount of any such losses; and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days.

(c) Exchange. Each holder of Common Units that have been converted into the right to receive the Merger Consideration upon surrender to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, a Certificate (or effective affidavits of loss in lieu thereof), or Book-Entry Unit (which shall be deemed surrendered upon delivery of a properly completed letter of transmittal) and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor the number of ETE Common Units representing, in the aggregate, the whole number of ETE Common Units that such holder has the right to receive in accordance with the provisions of this Article II. The Merger Consideration shall be paid as promptly as practicable after receipt by the Exchange Agent of the Certificate (or effective affidavits of loss in lieu thereof) or Book-Entry Units and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration or on any unpaid distributions payable to holders of Certificates or Book-Entry Units. Until so surrendered, each such Certificate or Book-Entry Unit shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration. The Merger Consideration paid upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units formerly represented by such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units.

(d) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate (or effective affidavits of loss in lieu thereof) or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate (or effective affidavits of loss in lieu thereof) or Book-Entry Unit or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate (or effective affidavits of loss in lieu thereof) or Book-Entry Unit is registered, it shall be a condition to the registration thereof that the surrendered Certificate or Book-Entry Unit shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate (or effective affidavits of loss in lieu thereof) or Book-Entry Unit or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Effective Time, there shall be no further registration on the books of ETP of transfers of Common Units that have been converted into the right to receive the Merger Consideration. From and after the Effective Time, the holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units representing Common Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units are presented to the Exchange Agent or ETE, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the Common Unitholders 12 months after the Effective Time shall be returned to ETE, upon demand, and any such holder who has not exchanged such holder’s Common Units for the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to ETE for delivery of the Merger Consideration in respect of such holder’s Common Units. Notwithstanding the foregoing, ETE and the Surviving Entity shall not be liable to any Common Unitholder for any Merger Consideration duly delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by Common Unitholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of ETE free and clear of any claims or interest of any Person previously entitled thereto.

(g) Distributions. No distributions with respect to ETE Common Units issued in the Merger shall be paid to the holder of any unsurrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units until such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units are surrendered as provided in this Section 2.2. Following such surrender, subject to the effect of escheat, Tax or other applicable

Law, there shall be paid, without interest, to the record holder of the ETE Common Units, if any, issued in exchange therefor (i) at the time of such surrender, all distributions payable in respect of any such ETE Common Units with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such ETE Common Units with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of distributions in respect of ETE Common Units, all ETE Common Units to be issued pursuant to the Merger shall be entitled to distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(h) No Fractional Units. No certificates or scrip representing fractional ETE Common Units shall be issued upon the surrender for exchange of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Units. Notwithstanding any other provision of this Agreement, all fractional ETE Common Units that a holder of Common Units converted pursuant to the Merger would otherwise be entitled to receive as Merger Consideration (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) and Book-Entry Units) will be aggregated and then, if a fractional ETE Common Unit results from that aggregation, be rounded up to the nearest whole ETE Common Unit.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by ETE, the posting by such Person of a bond, in such reasonable amount as ETE may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Common Units represented by such Certificate as contemplated by this Article II.

(j) Withholding Taxes. ETE and the Exchange Agent may deduct and withhold as necessary from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, or under any provision of applicable state, local or non-U.S. Tax Law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in ETE Common Units). To the extent amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. If withholding is taken in ETE Common Units, ETE and the Exchange Agent shall be treated as having sold such ETE Common Units for an amount of cash equal to the fair market value of such ETE Common Units at the time of such deemed sale and paid such cash proceeds to the appropriate Tax authority.

(k) Tax Characterization of Merger. ETP and ETE each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes and pursuant to the Merger, each ETP Unaffiliated Unitholder will be deemed to contribute its Common Units to ETE in exchange for the Merger Consideration and the deemed assumption of each such Common Unitholder’s share of the liabilities of ETP. ETP and ETE each acknowledges and agrees that, for U.S. federal income and applicable state and local tax purposes, such deemed transaction is intended to qualify for non-recognition of gain or loss pursuant to Section 721 of the Code but will be characterized as a disguised sale transaction described in Section 707(a)(2)(B) of the Code with respect to any amounts treated as a transfer of consideration pursuant to Treasury Regulation Section 1.707-3(a)(1) (the “Section 707 Consideration”) (such deemed sale, a “Disguised Sale”) (such treatment, the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of ETP and ETE agrees not to make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

Section 2.3 Treatment of ETP Restricted Units and ETP Equity Plans.

(a) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the ETP Managing GP Board (or, if appropriate, any committee administering any ETP Equity

Plans) will take all actions as may be necessary or required in accordance with applicable Law and each ETP Equity Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 2.3 to provide that each unvested award of restricted units and/or restricted phantom units that is outstanding under any ETP Equity Plan immediately prior to the Effective Time (collectively, the “ETP Restricted Units”) shall, as of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any such ETP Restricted Units, cease to relate to or represent a right to receive Common Units and shall be converted into a right to receive a comparable equity award with respect to ETE Common Units (a “Converted ETP Restricted Unit Award”), on the same terms and conditions as were applicable to the corresponding award of ETP Restricted Units (including the right to receive distribution equivalents with respect to such award), except that the number of ETP Restricted Units covered by each such Converted ETP Restricted Unit Award shall be equal to the number of Common Units subject to the corresponding award of ETP Restricted Units multiplied by the Exchange Ratio, rounded up to the nearest whole unit. With respect to each ETP Restricted Unit, any distribution equivalent amounts accrued but unpaid as of the Closing will carry over and be paid to the holder in accordance with the terms of such Converted ETP Restricted Unit Award and subject to any vesting conditions included therein. The agreements with each award holder regarding such ETP Restricted Units shall be assumed by ETE, and such awards, as converted pursuant to this Section 2.3(a), shall continue to be governed on and after the Effective Time by the terms and conditions of such agreements (subject to the adjustments required by this Section 2.3(a) after giving effect to the Merger) and by the ETP Equity Plans, as assumed by ETE.

(b) As of the Effective Time, ETE shall assume the obligations of ETP under the ETP Equity Plans and shall assume such plans for purposes of employing such plans to govern the Converted ETP Restricted Unit Awards and to make grants of equity based awards relating to ETE Common Units following the Closing. From and after the Effective Time, (i) all references to Common Units in the ETP Equity Plans shall be substituted with references to ETE Common Units; (ii) the number of ETE Common Units that will be available for grant and delivery under each of the respective ETP Equity Plans shall equal the number of Common Units that were available for grant and delivery under the respective ETP Equity Plan prior to the Effective Time, as adjusted to give effect to the Exchange Ratio (which number will include the number of ETE Common Units subject to Converted ETP Restricted Unit Awards in accordance with Section 2.3(a)); (iii) from and after the Effective Time, awards under the ETP Equity Plans may be granted only to those individuals who were eligible to receive awards under the respective ETP Equity Plans immediately before the Effective Time (including any individuals hired on or after the Effective Time who would have been eligible for such awards pursuant to the eligibility provisions of the ETP Equity Plans as in effect immediately prior to the Effective Time); and (iv) no participant in the ETP Equity Plans shall have any right to acquire Common Units under the ETP Equity Plans from and after the Effective Time. ETE shall reserve for issuance a number of ETE Common Units equal to the number of ETE Common Units that will be available for grant and delivery under the ETP Equity Plans from and after the Effective Time, including ETE Common Units that will be subject to Converted ETP Restricted Unit Awards as a result of the actions contemplated by Section 2.3(a).

(c) As soon as practicable following the Effective Time, ETE shall file a Form S-8 registration statement (or such other appropriate form) with respect to the ETE Common Units available for grant and delivery under the ETP Equity Plans from and after the Effective Time and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such ETE Common Units are available for grant and delivery under the ETP Equity Plans. As soon as practicable following the Effective Time, ETP shall file a post-effective amendment to the Form S-8 registration statements filed by ETP on July 22, 2002, December 3, 2015 and May 2, 2017, as amended, in each case, deregistering all Common Units thereunder. Prior to the Effective Time, ETE shall take such steps as may be reasonably requested by any party hereto to cause the acquisition of Converted ETP Restricted Unit Awards pursuant to the Merger by each individual who is an officer or director of ETE to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 2.4 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding ETE Common Units shall have been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of such unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction and to provide the holders of Common Units the same economic effect as contemplated by this Agreement prior to such event.

Section 2.5 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ETP AND ETP MANAGING GP

Except as disclosed in (a) the ETP SEC Documents filed with the SEC on or after December 31, 2016 and prior to the date of this Agreement (but excluding any disclosure contained in any such ETP SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by ETP to ETE (the “ETP Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) disclosure in any section of such ETP Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent to ETE on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such ETP Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, an ETP Material Adverse Effect), ETP and ETP Managing GP hereby represent and warrant to ETE and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) ETP Managing GP and ETP and each of their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on ETP (an “ETP Material Adverse Effect”).

(b) ETP Managing GP and ETP and each of their respective Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an ETP Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the ETP Disclosure Schedule, all of the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of ETP that are owned directly or indirectly by ETP have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of

1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). All of the interests and shares of capital stock of each material Subsidiary (other than the ETP Joint Ventures) are owned directly or indirectly by ETP.

(d) ETP has made available to ETE correct and complete copies of its certificate of limited partnership and the ETP Partnership Agreement (the “ETP Charter Documents”), and correct and complete copies of the comparable organizational documents of each of its material Subsidiaries (the “ETP Subsidiary Documents”) and of ETP GP and ETP Managing GP, in each case as amended to the date of this Agreement. The ETP Charter Documents are in full force and effect and ETP is not in violation of any of their provisions.

Section 3.2 Capitalization.

(a) As of the close of business on July 31, 2018, ETP has no ETP Partnership Interests or other partnership interests or equity interests issued and outstanding, other than: (i) 1,166,393,851 Common Units; (ii) 8,853,832 Class E Units representing limited partner interests in ETP (“Class E Units”); (iii) 90,706,000 Class G Units representing limited partner interests in ETP (“Class G Units”); (iv) 100 Class I Units representing limited partner interests in ETP (“Class I Units”); (v) 60 Class J Units representing limited partner interests in ETP (“Class J Units”); (vi) 101,525,429 Class K Units (“Class K Units”); (vii) 950,000 Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (“Series A Preferred Units”); (viii) 550,000 Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP representing limited partner interests in ETP (“Series B Preferred Units”); (ix) 18,000,000 Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (“Series C Preferred Units”); (x) 17,800,000 Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in ETP (“Series D Preferred Units”); (xi) the ETP Incentive Distribution Rights; (xii) the ETP GP Interest; and (xiii) 13,233,324 ETP Restricted Units granted under the ETP Equity Plans. All outstanding Common Units, Class E Units, Class G Units, Class I Units, Class J Units, Class K Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units and ETP Incentive Distribution Rights have been duly authorized and validly issued and are fully paid, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and except as set forth in the ETP Partnership Agreement, free of preemptive rights. Except (A) as set forth above in this Section 3.2(a) and (B) as otherwise expressly permitted by Section 5.2(a), as of the date of this Agreement there are not, and, as of the Effective Time there will not be, any ETP Partnership Interests or other partnership interests, voting securities or other equity interests of ETP issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any ETP Partnership Interests or other partnership interests, voting securities or other equity interests of ETP, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) Since the Balance Sheet Date (as defined herein) to the date of this Agreement, ETP has not issued any ETP Partnership Interests or other partnership interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any ETP Partnership Interests or other partnership interests, voting securities or other equity interests, other than as set forth above in Section 3.2(a). Except as set forth in this Agreement (including in connection with the Pre-Closing Transactions), none of ETP or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of ETP (other than, with respect to the ETP Joint Ventures, as set forth in the definitive agreements for such ETP Joint Ventures). Except (i) as set forth in the ETP Charter Documents as in effect as of the date of this Agreement or as contemplated by this Agreement (including in connection with the Pre-Closing Transactions), or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards granted under ETP Equity Plans disclosed in Section 3.2(a) and outstanding as of the date of this Agreement, there are no outstanding obligations of ETP or any of its

Subsidiaries to repurchase, redeem or otherwise acquire any ETP Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any ETP Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests) of ETP or any of its Subsidiaries (other than, with respect to the ETP Joint Ventures, as set forth in the definitive agreements for such ETP Joint Ventures).

(c) ETP GP is the sole general partner of ETP. ETP GP is the sole record and beneficial owner of the ETP GP Interest, and such ETP GP Interest has been duly authorized and validly issued in accordance with applicable Law and the ETP Partnership Agreement. ETP GP owns the ETP GP Interest free and clear of any Liens.

(d) ETP Managing GP is the sole general partner of ETP GP. ETP Managing GP is the sole record and beneficial owner of the general partner interest in ETP GP and such general partner interest has been duly authorized and validly issued in accordance with applicable Law and the partnership agreement of ETP GP. ETP Managing GP owns the general partner interest in ETP GP free and clear of any Liens.

Section 3.3 Authority; Noncontravention; Voting Requirements.

(a) ETP and ETP Managing GP have all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger, subject to obtaining the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval. The execution, delivery and performance by ETP and ETP Managing GP of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly authorized and approved by the ETP Managing GP Board, which, at a meeting duly called and held, has, on behalf of ETP and ETP GP, (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (ii) resolved to submit the Agreement to a vote of the ETP Limited Partners and to recommend adoption of this Agreement and the transactions contemplated hereby by the ETP Limited Partners, and except for obtaining the ETP Unitholder Approval for the adoption of this Agreement, and consummation of the transactions contemplated hereby, no other entity action on the part of ETP or ETP Managing GP is necessary to authorize the execution, delivery and performance by ETP or ETP Managing GP of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by ETP and ETP Managing GP and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of ETP and ETP Managing GP, enforceable against each of them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by ETP or ETP Managing GP nor the consummation by ETP or ETP Managing GP of the transactions contemplated hereby, nor compliance by ETP or ETP Managing GP with any of the terms or provisions of this Agreement, will (i) assuming that the ETP Unitholder Approval is obtained, conflict with or violate any provision of the ETP Charter Documents, the ETP GP Charter Documents, the ETP Managing GP Charter Documents or any of the ETP Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the ETP Unitholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to ETP Managing GP, ETP or any of their respective Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, ETP or any of its Subsidiaries under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”), or ETP Permit (including any Environmental Permit) to which ETP or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of ETP or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an ETP Material Adverse Effect.

(c) The affirmative vote or consent of the holders of a Unit Majority at the ETP Unitholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the transactions contemplated hereby (the “ETP Unitholder Approval”) is the only vote or approval of the holders of any class or series of ETP Partnership Interests or other partnership interests, equity interests or capital stock of ETP or any of its Subsidiaries which is necessary to adopt this Agreement and the transactions contemplated hereby in accordance with the ETP Partnership Agreement or applicable Law.

Section 3.4 Governmental Approvals. Except for (a) filings required under, and in compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, including the filing of a proxy statement with the SEC in connection with the Merger (the “Proxy Statement”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) any filings required under, and in compliance with other applicable requirements of, the HSR Act and other Antitrust Laws or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by ETP and ETP Managing GP and the consummation by ETP and ETP Managing GP of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an ETP Material Adverse Effect.

Section 3.5 ETP SEC Documents; Undisclosed Liabilities.

(a) ETP and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2016 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “ETP SEC Documents”). The ETP SEC Documents, as of their respective effective dates (in the case of the ETP SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other ETP SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such ETP SEC Documents, and none of the ETP SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the ETP SEC Documents. To the Knowledge of ETP, none of the ETP SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of ETP included in the ETP SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ETP and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to ETP and its consolidated Subsidiaries, taken as a whole).

(c) ETP has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to ETP, including its consolidated Subsidiaries, required to be disclosed by ETP in the reports that it files or submits under the Exchange Act is accumulated and communicated to ETP’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by ETP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. ETP’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to ETP’s auditors and the audit committee of the ETP Managing GP Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect ETP’s ability to record, process, summarize and report financial data and have identified for ETP’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ETP’s internal controls. The principal executive officer and the principal financial officer of ETP have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the ETP SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of ETP has completed its assessment of the effectiveness of ETP’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. To the Knowledge of ETP, as of the date of this Agreement there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of ETP and its Subsidiaries as of December 31, 2017 (the “Balance Sheet Date”) (including the notes thereto) included in the ETP SEC Documents filed by ETP and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither ETP nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of ETP prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, an ETP Material Adverse Effect.

(e) Neither ETP nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among ETP and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, ETP in ETP’s published financial statements or any ETP SEC Documents.

Section 3.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been an ETP Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, ETP and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither ETP nor any of its Subsidiaries has taken any action described in Section 5.2(a)(ii), (iii), (v), (vi), (vii), (viii), (xiii) or (xv) (but, with respect to (vii), disregarding the proviso to Section 5.2(a)(vii)(A)(1), and with respect to (xv), only to the extent applicable to the other clauses designated in this Section 3.6(b)(ii)) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of ETE, would violate such provisions.

Section 3.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of ETP, threatened) by any Governmental Authority with respect to ETP or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of ETP, threatened) against ETP or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against ETP or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, an ETP Material Adverse Effect.

Section 3.8 Compliance with Laws; Permits.

(a) ETP and its Subsidiaries are, and since the later of December 31, 2016 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, tariff, ordinance, rule, regulation, judgment, order, injunction, stipulation, determination, award or decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, an ETP Material Adverse Effect.

(b) ETP and its Subsidiaries are in possession of all Permits (including Environmental Permits) necessary for ETP and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “ETP Permits”), except where the failure to have any of the ETP Permits would not have, individually or in the aggregate, an ETP Material Adverse Effect. All ETP Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, an ETP Material Adverse Effect. No suspension or cancellation of any of the ETP Permits is pending or, to the Knowledge of ETP, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, an ETP Material Adverse Effect. ETP and its Subsidiaries are not, and since December 31, 2016 have not been, in violation or breach of, or default under, any ETP Permit, except where such violation, breach or default would not have, individually or in the aggregate, an ETP Material Adverse Effect. As of the date of this Agreement, to the Knowledge of ETP, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of ETP or any of its Subsidiaries under, any ETP Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any ETP Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, an ETP Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), ETP, each of its Subsidiaries, and, to the Knowledge of ETP, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any other U.S. and foreign anti-corruption Laws that are applicable to ETP or its Subsidiaries; (ii) has not, to the Knowledge of ETP, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of ETP, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an ETP Material Adverse Effect.

Section 3.9 Information Supplied. Subject to the accuracy of the representations and warranties of ETE set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of ETP specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by ETE in connection with the issuance of ETE Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Common Unitholders, and at the time of the ETP Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, ETP makes no representation or warranty with respect to information supplied by or on behalf of ETE for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.10 Tax Matters. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect: (a) all Tax Returns that were required to be filed by or with respect to ETP or any of its Subsidiaries have been duly filed, and all such Tax Returns are complete and accurate, (b) all Taxes owed by ETP or any of its Subsidiaries, or for which ETP or any of its Subsidiaries may be liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (c) all Tax withholding and deposit requirements imposed on or with respect to ETP or any of its Subsidiaries have been satisfied in full in all respects, (d) there are no Liens (other than statutory Liens for current-period Taxes that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP) on any of the assets of ETP or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of ETP or any of its Subsidiaries, (f) there is no written claim against ETP or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to ETP or any of its Subsidiaries, (g) no claim has ever been made by an authority in a jurisdiction where ETP or any of its Subsidiaries does not file Tax Returns that ETP or such Subsidiary is or may be subject to taxation in that jurisdiction, (h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of or with respect to ETP or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of ETP or any of its Subsidiaries, (i) none of ETP or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method or adjustment under Section 482 of the Code for any taxable period ending on or before the Closing Date, pursuant to any agreement with any Tax authority with respect to any such taxable period, or as a result of an intercompany transaction, an installment sale or open transaction disposition entered into on or prior to the Closing Date, or the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, (j) none of ETP or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by ETP or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (k) none of ETP or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than the members of the consolidated group of which ETP Holdco Corporation is the common parent, or has any liability for the Taxes of any Person (other than ETP or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes), (l) ETP and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code and (m) ETP is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation.

Section 3.11 Employee Benefits.

(a) ETP has made available to ETE all material ETP Benefit Plans. “ETP Benefit Plans” means all Benefit Plans that are sponsored, maintained, contributed to or required to be contributed to by ETP or any of its Affiliates, or under which ETP or any of its Affiliates has any obligation or liability, whether actual or contingent, in each case, for the benefit of current or former officers, employees, directors or consultants of ETP or its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, none of ETP or any of its Subsidiaries contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan and none of ETP or any of its Subsidiaries has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other actual or contingent liability with respect to any Multiemployer Plan.

(c) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, none of ETP, any of its Subsidiaries, or any of their respective ERISA Affiliates has in the last six years sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any actual or contingent liability with respect to any Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(d) With respect to each ETP Benefit Plan that is subject to Section 302 or Title IV of ERISA, except as would not have, individually or in the aggregate, an ETP Material Adverse Effect: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (B) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, and (C) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by ETP or any of its Subsidiaries.

(e) Except for such claims which would not have, individually or in the aggregate, an ETP Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of ETP, threatened with respect to any ETP Benefit Plan, other than claims for benefits in the ordinary course, (i) alleging any breach of the material terms of such plan or any fiduciary duties with respect thereto or (ii) alleging any violation of any applicable Law with respect to such plan.

(f) Each ETP Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, an ETP Material Adverse Effect.

(g) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, with respect to any ETP Benefit Plan, all contributions, premiums and other payments due from any of ETP or its Subsidiaries required by applicable Law or the terms of any ETP Benefit Plan have been made or properly accrued under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(h) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, neither ETP nor any of its Subsidiaries has any liability for post-termination or retiree life or medical benefits to former officers, employees, directors or consultants, or beneficiaries or dependents of any of the foregoing, except for continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA provided at no expense to ETP or any of its Subsidiaries.

(i) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, none of ETP, its ERISA Affiliates or any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the ETP Benefit Plans or their related trusts, ETP, any of its ERISA Affiliates or any Person that ETP or any of its ERISA Affiliates has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j) Except as set forth on Section 3.11(j) of the ETP Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with any other event, (i) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due to any employee, consultant or officer of ETP, ETP GP, ETP Managing GP or any of their respective Subsidiaries or (ii) result in any forgiveness of indebtedness or an obligation to fund benefits with respect to any such individual.

Section 3.12 Environmental Matters. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect: (a) each of ETP and its Subsidiaries is and has been in compliance with all applicable

Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits, (b) there has been no release of any Hazardous Substance by ETP or any of its Subsidiaries, or to the Knowledge of ETP, any other Person in any manner that would reasonably be expected to give rise to ETP or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (c) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of ETP, threatened against ETP or any of its Subsidiaries or involving any real property currently or, to the Knowledge of ETP, formerly owned, operated or leased by or for ETP or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (d) to ETP’s Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by ETP or any of its Subsidiaries or as a result of any operations or activities of ETP or any of its Subsidiaries.

Section 3.13 Contracts.

(a) Except for this Agreement, any ETP Benefit Plans, or as filed with the SEC prior to the date of this Agreement, neither ETP nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to ETP; or (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000,000 (all contracts of the type described in this Section 3.13(a) being referred to herein as “ETP Material Contracts”).

(b) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect: (i) each ETP Material Contract is valid and binding on ETP and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) ETP and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each ETP Material Contract; (iii) neither ETP nor any of its Subsidiaries has received written notice of, or to the Knowledge of ETP, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of ETP or any of its Subsidiaries under any such ETP Material Contract; and (iv) to the Knowledge of ETP, as of the date of this Agreement no other party to any ETP Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

(c) Neither the execution and delivery of this Agreement by ETP, nor the consummation by ETP of the transactions contemplated hereby, nor compliance by ETP with any of the terms or provisions of this Agreement, will violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by ETP or any of its Subsidiaries under any of the terms, conditions or provisions of any governing document of an ETP Joint Venture.

Section 3.14 Property.

(a) Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, ETP or a Subsidiary of ETP owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, all leases under which ETP or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against ETP or any of its Subsidiaries and, to the Knowledge of ETP, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by ETP or any of its Subsidiaries or, to the Knowledge of ETP, the counterparties thereto, or, to the Knowledge of ETP, any event which, with notice or lapse of time or both, would become a material default by ETP or any of its Subsidiaries, or, to the Knowledge of ETP, the counterparties thereto.

(b) ETP and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have an ETP Material Adverse Effect. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, each of ETP and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 3.15 Insurance. ETP and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Except as would not have, individually or in the aggregate, an ETP Material Adverse Effect, none of ETP or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 3.16 Opinion of Financial Advisor. The ETP Conflicts Committee has received the opinion of Barclays Capital Inc. (the “ETP Financial Advisor”) addressed to the ETP Conflicts Committee, dated the date of this Agreement, to the effect that, as of the date of the opinion, based upon and subject to the limitations, assumptions and qualifications set forth therein, from a financial point of view, the Exchange Ratio to be offered to the ETP Unaffiliated Unitholders in the transactions contemplated hereby is fair to the ETP Unaffiliated Unitholders (the “ETP Fairness Opinion”). ETP has been authorized by the ETP Financial Advisor to permit the inclusion of the ETP Fairness Opinion in the Registration Statement and the Proxy Statement.

Section 3.17 Brokers and Other Advisors. Except for the ETP Financial Advisor, the fees and expenses of which will be paid by ETP, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of ETP Managing GP, ETP or any of their respective Subsidiaries. ETP has heretofore made available to ETE a correct and complete copy of ETP’s engagement letter with the ETP Financial Advisor.

Section 3.18 State Takeover Statutes. The action of the ETP Managing GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the ETP Partnership Agreement. There is no unitholder rights plan in effect, to which ETP is a party or otherwise bound.

Section 3.19 Regulatory Matters. Except as would not, individually or in the aggregate, have an ETP Material Adverse Effect, there are no proceedings pending, or to the Knowledge of ETP, threatened, alleging that ETP or any of its Subsidiaries is in material violation of the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”), the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq. (the “NGPA”), the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (the “ICA”), the Federal Power Act, 16 U.S.C. § 791a, et seq. (the “FPA”), or the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453 (“PUHCA”), or the laws, rules and regulations of any applicable state public utility commission or department, as the case may be.

Section 3.20 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, none of ETP Managing GP, ETP nor any other Person makes or has made any express or implied representation or warranty with respect to ETP Managing GP, ETP or with respect to any other information provided to ETE in connection with the Merger or the other transactions contemplated hereby and each of ETE, ETE GP and Merger Sub acknowledges and agrees to the foregoing. Without limiting the generality of the foregoing, each of ETE, ETE GP and Merger Sub acknowledges and agrees that none of ETP Managing GP, ETP or any other Person will have or be subject to any liability or other obligation to ETE, ETE GP, Merger Sub or any other Person resulting from the distribution to ETE (including its Representatives), or ETE’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to ETE in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ETE, MERGER SUB AND ETE GP

Except as disclosed in (a) the ETE SEC Documents filed with the SEC on or after December 31, 2016 and prior to the date of this Agreement (but excluding any disclosure contained in any such ETE SEC Documents under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by ETE to ETP (the “ETE Disclosure Schedule”) prior to the execution of this Agreement (provided that (i) disclosure in any section of such ETE Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent to ETP on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such ETE Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, an ETE Material Adverse Effect), ETE GP, ETE and Merger Sub hereby represent and warrant to ETP as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of ETE GP, ETE and Merger Sub and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on ETE (an “ETE Material Adverse Effect”).

(b) Each of ETE, ETE GP, and Merger Sub and their respective Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an ETE Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of ETE that are owned directly or indirectly by ETE have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all Liens, except for Liens pursuant to (x) the Senior Secured Term Loan Agreement dated February 2, 2017 among ETE, Credit Suisse AG, as administrative agent, and the lenders party thereto, (y) the Credit Agreement dated March 24, 2017 (the “ETE Existing Credit Facility”) among ETE, Credit Suisse AG, as administrative agent, and the lenders party thereto and (z) the existing 7.500% Senior Notes due 2020, 5.87% Senior Notes due 2024, 5.500% Senior Notes due 2027 and 4.25% Senior Notes due 2023 (collectively, the “Existing ETE Indebtedness”). All of the interests and shares of capital stock of each material Subsidiary are owned directly or indirectly by ETE.

(d) ETE has made available to ETP correct and complete copies of its certificate of limited partnership and the ETE Partnership Agreement (the “ETE Charter Documents”) and correct and complete copies of the comparable organizational documents of each of its material Subsidiaries (the “ETE Subsidiary Documents”), in each case as amended to the date of this Agreement. The ETE Charter Documents are in full force and effect and ETE is not in violation of any of their provisions.

Section 4.2 Capitalization.

(a) As of the close of business on July 31, 2018, the issued and outstanding limited partner interests and general partner interests of ETE consisted of (i) 1,158,206,624 ETE Common Units and (ii) the approximate 0.2% general partner interest held by ETE GP (the “ETE GP Interest”). Section 4.2(a) of the ETE Disclosure Schedule sets forth the number of ETE Common Units that were issuable pursuant to employee and director equity plans of ETE (“ETE Equity Plans”) as of July 31, 2018, including the number of ETE Common Units that were subject to outstanding awards under the ETE Equity Plans as of such date. Except (A) as set forth above in this Section 4.2(a) or (B) as otherwise expressly permitted by Section 5.2(b), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any partnership interests, voting securities or other equity interests of ETE issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any ETE Partnership Interests or other partnership interests, voting securities or other equity interests of ETE, including any representing the right to purchase or otherwise receive any of the foregoing.

(b) Since December 31, 2017 to the date of this Agreement, ETE has not issued any ETE Partnership Interests or other partnership interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any ETE Partnership Interests or other partnership interests, voting securities or other equity interests other than as set forth above in Section 4.2(a). None of ETE or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of ETE. Except (i) as set forth in the ETE Charter Documents, as in effect as of the date of this Agreement or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement, there are no outstanding obligations of ETE or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any partnership interests, shares of capital stock, voting securities or equity interests) of ETE or any of its Subsidiaries.

(c) ETE GP is the sole general partner of ETE. The ETE GP Interest has been duly authorized and validly issued in accordance with applicable Law and the ETE Partnership Agreement.

(d) ETE is the sole member of Merger Sub and the sole record and beneficial owner of all of the limited liability company interests in Merger Sub. Such limited liability company interests have been duly authorized and validly issued in accordance with applicable Law and the limited liability company agreement of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

(e) The SUN Common Units, USAC Common Units, SUN GP Interests and the Lake Charles Interests that are to be contributed pursuant to Section 1.1(a) (the “Pre-Closing Contributed Interests”) have been duly authorized and validly issued and are fully paid and nonassessable. (i) The SUN Common Units are owned by ETE, (ii) the SUN GP Interests are owned by ETP Managing GP, (iii) the SUN Incentive Distribution Rights are owned by Sunoco GP LLC, a Delaware limited liability company, (iv) 100% of the limited liability company interests in Lake Charles LNG Company, LLC are owned by ET LNG, LP, a Delaware limited partnership, and (v) 60% of the limited liability company interests in each of (A) Energy Transfer LNG Export, LLC, a Delaware limited liability company, (B) ET Crude Oil Terminals, LLC, a Delaware limited liability company, and (C) ETC Illinois LLC, a Delaware limited liability company, are owned by ETE, in each case free and clear of all Liens, except, in the case of the SUN Common Units, for Liens pursuant to the Existing ETE Indebtedness.

Section 4.3 Authority; Noncontravention.

(a) Each of ETE GP, ETE and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by ETE GP, ETE and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly authorized and approved by the ETE GP Board, which, at a meeting duly called and held, has, on behalf of ETE GP and ETE, in its individual capacity and in its capacity as the sole member of Merger Sub, unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and no other entity action on the part of ETE GP, ETE and Merger Sub is necessary to authorize the execution, delivery and performance by ETE GP, ETE and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by ETE GP, ETE and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of ETE GP, ETE and Merger Sub, enforceable against each of them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by ETE GP, ETE and Merger Sub, nor the consummation by ETE GP, ETE and Merger Sub of the transactions contemplated hereby, nor compliance by ETE GP, ETE and Merger Sub with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the ETE Charter Documents, the ETE GP Charter Documents, the Merger Sub Charter Documents or any of the ETE Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to ETE GP, ETE or any of their respective Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, ETE or any of its Subsidiaries under any of the terms, conditions or provisions of any Contract or ETE Permit (including any Environmental Permit) to which ETE or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of ETE or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an ETE Material Adverse Effect.

(c) No vote or approval of the holders of any class or series of ETE Partnership Interests or other partnership interests, equity interests or capital stock of ETE or any of its Subsidiaries is necessary to adopt this Agreement and the transactions contemplated hereby in accordance with the ETE Partnership Agreement or applicable Law.

(d) Except as set forth in Section 4.3(d) of the ETE Disclosure Schedule, neither ETE nor Merger Sub nor any of their respective Subsidiaries holds any limited partner interests, capital stock, voting securities or equity interests of ETP or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such limited partner interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such limited partner interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such limited partner interests, shares of capital stock, voting securities or equity interests.

Section 4.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Registration Statement and the Proxy Statement with the SEC, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) any filings required under, and compliance with other applicable requirements of, the HSR Act and other Antitrust Laws or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by ETP GP, ETE and Merger Sub and the consummation by ETP GP, ETE and Merger Sub of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an ETE Material Adverse Effect.

Section 4.5 ETE SEC Documents; Undisclosed Liabilities.

(a) ETE and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2016 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “ETE SEC Documents”). The ETE SEC Documents, as of their respective effective dates (in the case of the ETE SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other ETE SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such ETE SEC Documents, and none of the ETE SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the ETE SEC Documents. To the Knowledge of ETE, none of the ETE SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of ETE included in the ETE SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ETE and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to ETE and its consolidated Subsidiaries, taken as a whole).

(c) ETE has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to ETE, including its consolidated Subsidiaries, required to be disclosed by ETE in the reports that it files or submits under the Exchange Act is accumulated and communicated to ETE’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by ETE in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. ETE’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to ETE’s auditors and the audit and risk committee of the ETE GP Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect ETE’s ability to record, process, summarize and report financial data and have identified for ETE’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ETE’s internal controls. The principal executive officer and the principal financial officer of ETE have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the ETE SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of ETE has completed its assessment of the effectiveness of ETE’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. To the Knowledge of ETE, as of the date of this Agreement, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of ETE and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the ETE SEC Documents filed by ETE and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither ETE nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of ETE prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, an ETE Material Adverse Effect.

(e) Neither ETE nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among ETE and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, ETE in ETE’s published financial statements or any ETE SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been an ETE Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, ETE and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither ETE nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of ETE, would violate such provisions.

Section 4.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of ETE, threatened) by any Governmental Authority with respect to ETE or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of ETE, threatened) against ETE or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against ETE or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, an ETE Material Adverse Effect.

Section 4.8 Compliance with Laws; Permits.

(a) ETE and its Subsidiaries are, and since the later of December 31, 2016 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, an ETE Material Adverse Effect.

(b) ETE and its Subsidiaries are in possession of all Permits (including Environmental Permits) necessary for ETE and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “ETE Permits”), except where the failure to have any of the ETE Permits would not have, individually or in the aggregate, an ETE Material Adverse Effect. All ETE Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, an ETE Material Adverse Effect. No suspension or cancellation of any of ETE Permits is pending or, to the Knowledge of ETE, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, an ETE Material Adverse Effect. ETE and its Subsidiaries are not, and since December 31, 2016 have not been, in violation or breach of, or default under, any ETE Permit, except where such violation, breach or default would not have, individually or in the aggregate, an ETE Material Adverse Effect. As of the date of this Agreement, to the Knowledge of ETE, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of ETE or any of its Subsidiaries under, any ETE Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any ETE Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, an ETE Material Adverse Effect.

(c) Without limiting the generality of Section 4.8(a), ETE, each of its Subsidiaries, and, to the Knowledge of ETE, each joint venture partner, joint interest owner, consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA, and any other U.S. and foreign anti-corruption Laws that are applicable to ETE or its Subsidiaries; (ii) has not, to the Knowledge of ETE, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of ETE, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an ETE Material Adverse Effect.

Section 4.9 Information Supplied. Subject to the accuracy of the representations and warranties of ETP set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of ETE specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Common Unitholders, and at the time of the ETP Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, ETE makes no representation or warranty with respect to information supplied by or on behalf of ETP for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10 Tax Matters. Except as would not have, individually or in the aggregate, an ETE Material Adverse Effect: (a) all Tax Returns that were required to be filed by or with respect to ETE or any of its Subsidiaries have been duly filed, and all such Tax Returns are complete and accurate, (b) all Taxes owed by ETE or any of its Subsidiaries, or for which ETE or any of its Subsidiaries may be liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (c) all Tax withholding and deposit requirements imposed on or with respect to ETE or any of its Subsidiaries have been satisfied in full in all respects, (d) there are no Liens (other than statutory Liens for current-period Taxes that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP) on any of the assets of ETE or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of ETE or any of its Subsidiaries, (f) there is no written claim against ETE or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to ETE or any of its Subsidiaries, (g) no claim has ever been made by an authority in a jurisdiction where ETE or any of its Subsidiaries does not file Tax Returns that ETE or such Subsidiary is or may be subject to taxation in that jurisdiction, (h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of or with respect to ETE or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of ETE or any of its Subsidiaries, (i) none of ETE or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method or adjustment under Section 482 of the Code for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, or as a result of an intercompany transaction, an installment sale or open transaction disposition entered into on or prior to the Closing Date, or the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, (j) none of ETE or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by ETE or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (k) none of ETE or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), or has any liability for the Taxes of any Person (other than ETE or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes), (l) ETE and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code and (m) ETE is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation.

Section 4.11 Environmental Matters. Except as would not, individually or in the aggregate, have an ETE Material Adverse Effect: (a) each of ETE and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits, (b) there has been no release of any Hazardous Substance by ETE or any of its Subsidiaries, or to the Knowledge of ETE, any other Person in any manner that would reasonably be expected to give rise to ETE or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (c) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of ETE, threatened against ETE or any of its Subsidiaries or involving any real property currently or, to the Knowledge of ETE, formerly owned, operated or leased by or for ETE or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (d) to the Knowledge of ETE, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by ETE or any of its Subsidiaries or as a result of any operations or activities of ETE or any of its Subsidiaries.

Section 4.12 Contracts.

(a) Except for this Agreement, any ETE Benefit Plans, or as filed with the SEC prior to the date of this Agreement, neither ETE nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to ETE; or (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000,000 (all contracts of the type described in this Section 4.12(a) being referred to herein as “ETE Material Contracts”).

(b) Except as would not have, individually or in the aggregate, an ETE Material Adverse Effect: (i) each ETE Material Contract is valid and binding on ETE and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) ETE and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each ETE Material Contract; (iii) neither ETE nor any of its Subsidiaries has received written notice of, or to the Knowledge of ETE, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of ETE or any of its Subsidiaries under any such ETE Material Contract; and (iv) to the Knowledge of ETE, as of the date of this Agreement, no other party to any ETE Material Contract is in default thereunder, nor does any condition exist that, with notice or lapse of time or both would constitute a default by any such other party thereunder.

Section 4.13 Property.

(a) Except as would not have, individually or in the aggregate, an ETE Material Adverse Effect, ETE or a Subsidiary of ETE owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, an ETE Material Adverse Effect, all leases under which ETE or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against ETE or any of its Subsidiaries and, to the Knowledge of ETE, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by ETE or any of its Subsidiaries or, to the Knowledge of ETE, the counterparties thereto, or, to the Knowledge of ETE, any event which, with notice or lapse of time or both, would become a material default by ETE or any of its Subsidiaries, or, to the Knowledge of ETE, the counterparties thereto.

(b) ETE and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have an ETE Material Adverse Effect. Except as would not, individually or in the aggregate, have an ETE Material Adverse Effect, each of ETE and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 4.14 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., the fees and expenses of which will be paid by ETE, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of ETE GP, ETE or any of their respective Subsidiaries.

Section 4.15 State Takeover Statutes. The action of the ETE GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the ETE Partnership Agreement.

Section 4.16 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have an ETE Material Adverse Effect, there are no proceedings pending, or to the Knowledge of ETE, threatened, alleging that ETE or any of its Subsidiaries is in material violation of the NGA, the NGPA, the ICA, the FPA, or PUHCA, or the laws, rules and regulations of any applicable state public utility commission or department, as the case may be.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, none of ETE, ETE GP, Merger Sub or any other Person makes or has made any express or implied representation or warranty with respect to ETE, ETE GP and Merger Sub or with respect to any other information provided to ETP in connection with the transactions contemplated hereby, and ETP and ETP Managing GP acknowledge and agree to the foregoing. Without limiting the generality of the foregoing, ETP and ETP Managing GP acknowledge and agree that none of ETE, ETE GP, Merger Sub or any other Person will have or be subject to any liability or other obligation to ETP Managing GP, ETP or any other Person resulting from the distribution to ETP (including its Representatives), or ETP’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to ETP in any “data rooms” or management presentations in expectation of the Merger.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Preparation of the Registration Statement and the Proxy Statement; ETP Unitholders Meeting.

(a) As soon as practicable following the date of this Agreement, ETP and ETE shall jointly prepare and ETP shall file with the SEC the Proxy Statement, and ETP and ETE shall jointly prepare and ETE shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of ETP and ETE shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. ETP and ETE shall use their respective reasonable best efforts to cause the Proxy Statement to be mailed to the Common Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by ETE, and no filing of, or amendment or supplement to, the Proxy Statement will be made by ETP, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to ETP or ETE, or any of their respective Affiliates, directors or officers, is discovered by ETP or ETE that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be jointly prepared and promptly filed with the SEC and, to the extent required by Law, disseminated to the Common Unitholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to either the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) ETP shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Common Unitholders (the “ETP Unitholders Meeting”) for the purpose of obtaining the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval. Subject to Section 5.3, ETP shall, through the ETP Managing GP Board, recommend to the Common Unitholders adoption of this Agreement (the “ETP Board Recommendation”). Unless the ETP Managing GP Board has effected an ETP Adverse Recommendation Change in accordance with Section 5.3, ETP shall use its reasonable best efforts to solicit from the Common Unitholders proxies in favor of the Merger and to take all other action necessary or advisable to secure the ETP Unitholder Approval and the ETP Unaffiliated Unitholder Approval. The Proxy Statement shall include a copy of the ETP Fairness Opinion and (subject to Section 5.3) the ETP Board Recommendation. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 7.1, ETP shall submit this Agreement for approval by the Common Unitholders at such ETP Unitholders Meeting. Notwithstanding anything in this Agreement to the contrary, ETP may postpone or adjourn the ETP Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the ETP Unitholder Approval and the ETP Unaffiliated Unitholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that ETP has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Common

Unitholders prior to the ETP Unitholders Meeting and (iv) if ETP has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired.

Section 5.2 Conduct of Business.

(a) Except (i) as expressly required or permitted by this Agreement (including, without limitation, Section 1.1(a)), (ii) as set forth in Section 5.2(a) of the ETP Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any ETP Material Contract in effect as of the date of this Agreement (including the ETP Partnership Agreement) or (v) with the written consent of ETE (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, ETP shall, and shall cause each of its Subsidiaries and the ETP Joint Ventures to use commercially reasonable efforts to (A) conduct its business in the ordinary course of business consistent with past practice, (B) maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (C) keep in full force and effect all material ETP Permits and all material insurance policies maintained by ETP, its Subsidiaries and the ETP Joint Ventures, other than changes to such policies made in the ordinary course of business, and (D) comply in all material respects with all applicable Laws and the requirements of all ETP Material Contracts. Without limiting the generality of the foregoing, except (1) as expressly required or permitted by this Agreement (including, without limitation, Section 1.1(a)), (2) as set forth in the corresponding provision of Section 5.2(a) of the ETP Disclosure Schedule, (3) as required by applicable Law, (4) as required by any ETP Material Contract in effect as of the date of this Agreement (including the ETP Partnership Agreement) or (5) with the written consent of ETE (in the case of clauses (iii), (iv), (v), (vi), (vii), (xi), (xii), (xiii) and (xv) below (but, with respect to (xv), only to the extent applicable to the other clauses designated in this Section 5.2(a)(v)), such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, ETP shall not, and shall not cause or, to the extent within its control, permit any of its Subsidiaries and the ETP Joint Ventures to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing, other than (1) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof, (2) in connection with the granting of any awards under the ETP Equity Plans in the ordinary course of business or consistent with past practice and (3) in connection with the over-allotment option under the Underwriting Agreement, dated July 16, 2018, by and between ETP and the underwriters party thereto; (B) redeem, purchase or otherwise acquire any of its outstanding partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, other than Tax withholding with respect to any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; (C) declare, set aside for payment or pay any distribution on any Common Units or other ETP Partnership Interests, or otherwise make any payments to the ETP Unitholders in their capacity as such (other than (x) distributions by a direct or indirect Subsidiary of ETP to its parent or (y) distributions in accordance with the ETP Partnership Agreement in amounts not exceeding those set forth on Section 5.2(a)(i)(C) of the ETP Disclosure Schedule); or (D) split, combine, subdivide or reclassify any Common Units or other ETP Partnership Interests;

(ii) (A) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ETP or any of its Subsidiaries or the ETP Joint Ventures, other than (w) borrowings under that certain Credit Agreement, dated as of December 1, 2017, by and among ETP, Wells Fargo Bank, National Association, as administrative agent, the other lenders party thereto and the other parties named therein, as it may be amended, modified or supplemented from time to time (including to increase the aggregate lender commitments thereunder) (the “ETP Existing Credit Facility”), or any replacement thereof, and additional borrowings, in each case in this Section 5.2(a)(ii)(A) not in excess of the amount set forth in Section 5.2(a) of the ETP Disclosure Schedule, (x) borrowings by ETP in addition to borrowings permitted by the preceding clause (w) in amounts not in excess of $200,000,000 in the aggregate, (y) borrowings from ETP or any of its Subsidiaries by ETP or any of its Subsidiaries and (z) repayments of borrowings from ETP or any of its Subsidiaries by ETP or any of its Subsidiaries and guarantees by ETP or any of its Subsidiaries of indebtedness of ETP or any of its Subsidiaries (provided that except with respect to clause (w) above (other than with respect to any additional borrowings pursuant to clause (B) below not under the ETP Existing Credit Facility), ETP and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the transactions contemplated hereby); or (B) except as permitted pursuant to clause (A) above, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of ETP or any of its Subsidiaries (other than (x) revolving indebtedness, (y) borrowings from ETP or any of its Subsidiaries and (z) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

(iii) sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (A) any of its properties or assets that do not generate cash on a recurring basis with a fair market value in excess of $100,000,000 in the aggregate and (B) any of its properties or assets that generate cash on a recurring basis (including securities of Subsidiaries), except in the case of clause (A), (w) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a) of the ETP Disclosure Schedule, correct and complete copies of which have been made available to ETE and other potential transactions listed on Section 5.2(a) of the ETP Disclosure Schedule, (x) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (y) transactions (including sales of natural gas, natural gas liquids and other produced hydrocarbons and minerals) in the ordinary course of business consistent with past practice or (z) sales, transfers, leases, farmouts or other disposals to ETP or any of its Subsidiaries;

(iv) make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of $400,000,000 in the aggregate, except for any such capital expenditures set forth in Section 5.2(a) of the ETP Disclosure Schedule or except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility;

(v) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or (B) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $200,000,000;

(vi) make any loans or advances to any Person (other than (A) to its employees in the ordinary course of business consistent with past practice, (B) loans and advances to ETP or any of its Subsidiaries and (C) trade credit granted in the ordinary course of business consistent with past practice);

(vii) (A) except (x) for Contracts relating to indebtedness permitted under Section 5.2(a)(ii), (y) for Contracts for futures, swap, collar, put, call, floor, cap, option or other contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil, condensate and coal (a “Commodity Derivative Instrument”) entered into in compliance with the ETP Risk Management Policy and (z) as in the ordinary course of business consistent with past practice

(provided, however, that this clause (z) shall not apply in respect of any Contract containing a non-compete or similar type of provision that, following the Effective Time, would by its terms materially restrict the ability of ETE or any of its Subsidiaries (including ETP’s Subsidiaries) to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing (a “Non-Competition Agreement”)), (1) enter into any contract or agreement that would be an ETP Material Contract (other than those already contemplated as of the date of this Agreement or as are approved as part of any previously announced project of an ETP Joint Venture) in which the annual revenues or payments are anticipated to be in excess of $400,000,000 or (2) terminate or amend in any material respect any ETP Material Contract, or (B) (w) waive any material rights under any ETP Material Contract, (x) enter into or extend the term or scope of any ETP Material Contract that materially restricts ETP or any of its Subsidiaries from engaging in any line of business or in any geographic area, (y) enter into any ETP Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby, or (z) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of ETP or any of its material Subsidiaries;

(viii) except in the ordinary course of business or as required by applicable Law, (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return;

(ix) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(x) amend the ETP Charter Documents;

(xi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of ETP);

(xii) except as provided under any agreement entered into prior to the date of this Agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $20,000,000 individually or $40,000,000 in the aggregate;

(xiii) take any action that would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the transactions contemplated hereby, in each case to a date after the Outside Date;

(xiv) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of ETP for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code; or

(xv) agree, in writing or otherwise, to take any of the foregoing actions.

(b) Except (i) as expressly required or permitted by this Agreement (including, without limitation, Section 1.1(a)), (ii) as set forth in Section 5.2(b) of the ETE Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any ETE Material Contract in effect as of the date of this Agreement or (v) with the written consent of ETP (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time ETE shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to: (A) conduct its business in the ordinary course of business consistent with past practice, (B) comply in all material respects with all applicable Laws and the requirements of all ETE Material Contracts, (C) maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (D) keep in full force and effect all material ETE Permits and all material insurance policies maintained by ETE, its Subsidiaries, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (1) as expressly required or permitted by this Agreement (including, without limitation, Section 1.1(a)), (2) as set forth in the corresponding provision of Section 5.2(b) of the ETE Disclosure Schedule, (3) as required by applicable Law, (4) as required by any ETE Material Contract in effect as of the date of this Agreement or (5) with the written consent of ETP (in the case of clauses (iii), (iv), (v), (vi), and (x) below (but, with respect to (x), only to the extent applicable to the other clauses designated in this Section 5.2(b)(v)), such consent shall not be unreasonably withheld, delayed or conditioned) during the period from the date of this Agreement to the Effective Time, ETE shall not and shall not permit any of its Subsidiaries to:

(i) (A) except as provided in Section 5.2(b)(i)(A) of the ETE Disclosure Schedule, issue, sell, grant, or dispose of, accelerate the vesting of or modify, as applicable, any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing, other than (w) in connection with the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof (it being understood that nothing in this Agreement shall restrict the granting of any awards under the ETE Equity Plans); (x) issuances of up to $200,000,000 in connection with a transaction involving the acquisition of assets or equity interests; and (y) issuances exceeding $200,000,000 in connection with a transaction involving the acquisition of assets or equity interests (1) as to which the ETE GP Board has received an opinion from a nationally recognized investment banking firm to the effect that the consideration provided for in such transaction is fair, from a financial point of view, to ETE or the ETE Unitholders, as the case may be, and (2) that could not reasonably be expected to cause any of the conditions set forth in Article VI to fail to be satisfied (any transaction referred to in clauses (x) or (y), an “ETE Acquisition Transaction”); (B) redeem, purchase or otherwise acquire any of its outstanding partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its partnership interests, limited liability company interests, shares of capital stock, voting securities or equity interests, other than Tax withholding with respect to, any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; (C) declare, set aside for payment or pay any distribution on any ETE Common Units, or otherwise make any payments to the ETE Unitholders in their capacity as such (other than (w) distributions by a direct or indirect Subsidiary of ETE to its parent, (x) distributions in accordance with the ETE Partnership Agreement in amounts not exceeding those set forth on Section 5.2(b)(i)(C) of the ETE Disclosure Schedule or (y) in connection with any ETE Acquisition Transaction); or (D) split, combine, subdivide or reclassify any of its partnership units or other interests;

(ii) (A) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a “keep well” or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ETE or any of its Subsidiaries, other than (w) borrowings under the ETE Existing Credit Facility, or any replacement thereof, and additional borrowings, in each case in this Section 5.2(b)(ii)(A)(w) not in excess of the amount set forth in Section 5.2(b) of the ETE Disclosure Schedule, (x) borrowings by ETE in addition to borrowings permitted by the preceding clause (w) in amounts not in excess of $200,000,000 in the aggregate, (y) borrowings from ETE or any of its Subsidiaries by ETE or any of its Subsidiaries and (z) repayments of borrowings from ETE or any of its Subsidiaries by ETE or any of its Subsidiaries and guarantees by ETE or any of its Subsidiaries of indebtedness of ETE or any of its Subsidiaries (provided that except with respect to clause (w) above (other than with respect to any additional borrowings pursuant to clause (B) below not under the ETE Existing Credit Facility), ETE and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the transactions contemplated hereby); or (B) except as permitted pursuant to clause (A) above, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of ETE or any of its Subsidiaries (other than (x) revolving indebtedness, (y) borrowings from ETE or any of its Subsidiaries and (z) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

(iii) make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of $150,000,000 in the aggregate, except for any such capital expenditures set forth in Section 5.2(b)(iii) of the ETE Disclosure Schedule or except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility;

(iv) (A) except (x) for Contracts relating to indebtedness permitted under Section 5.2(b)(ii), (y) for Commodity Derivative Instruments entered into in compliance with the ETE Risk Management Policy and (z) as in the ordinary course of business consistent with past practice (provided, however, that this clause (z) shall not apply in respect of any Non-Competition Agreement), (1) enter into any contract or agreement that would be an ETE Material Contract if in existence as of the date of this Agreement or (2) terminate or amend in any material respect any ETE Material Contract, or (B) (w) waive any material rights under any ETE Material Contract, (x) enter into or extend the term or scope of any ETE Material Contract that materially restricts ETE or any of its Subsidiaries from engaging in any line of business or in any geographic area, (y) enter into any ETE Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby, or (z) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of ETE or any of its material Subsidiaries;

(v) amend the ETE Charter Documents (other than the ETE LPA Amendment and amendments to the ETE Charter Documents (A) in connection with any ETE Acquisition Transaction or (B) that are approved by ETP GP or an ETE Unit Majority);

(vi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of ETE);

(vii) except in the ordinary course of business or as required by applicable Law, (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return;

(viii) except as provided under any agreement entered into prior to the date of this Agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $20,000,000 individually or $40,000,000 in the aggregate;

(ix) make, or permit any of its Subsidiaries to make, any acquisition of any other person or business that would (i) reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or (ii) cause or be reasonably expected to cause the failure of the closing condition set forth in Section 6.3(c);

(x) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of ETE for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(xi) sell, lease, transfer or otherwise dispose of, or pledge or encumber (including by agreeing to any restrictions on transfer or ownership or granting any proxies or entering into voting agreements or similar arrangements) any Pre-Closing Contributed Interests, except for Liens under the Existing ETE Indebtedness; or

(xii) agree, in writing or otherwise, to take any of the foregoing actions.

In addition to the foregoing, ETE shall not, to the extent within its authority under the ETE Charter Documents or ETE Subsidiary Documents, cause USAC or SUN to take any action or fail to take action that could be reasonably expected to in any material respect impede or delay the closing of the transactions contemplated hereby.

Section 5.3 No Solicitation by ETP.

(a) ETP shall, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause ETP’s and its Subsidiaries’ respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an ETP Alternative Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of ETP or its Subsidiaries and immediately prohibit any access by any Person (other than ETE and its Representatives) to any physical or electronic data room relating to a possible ETP Alternative Proposal. Except as permitted by this Section 5.3, (x) without the prior written consent of ETE, ETP shall not, and shall cause its Subsidiaries not to, and use its reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an ETP Alternative Proposal, (ii) grant any waiver or release of any standstill or similar agreement with respect to any units of ETP or of any of its Subsidiaries, (iii) enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an ETP Alternative Proposal, or (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to ETE, the ETP Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any ETP Alternative Proposal, or fail to recommend against acceptance of any tender offer or exchange offer for Common Units within ten (10) business days after commencement of such offer, or resolving or agreeing to take any of the foregoing actions, and (y) subject to Section 5.3(b), within five business days of receipt of a written request of ETE following the receipt by ETP of any ETP Alternative Proposal, ETP shall publicly reconfirm the ETP Board Recommendation; provided, that, in the event that ETE requests such public reconfirmation of the ETP Board Recommendation, then ETP may not unreasonably withhold, delay (beyond the five business day period) or condition the public reconfirmation of the ETP Board Recommendation and provided, further, that ETE shall not be permitted to make such request on more than one occasion in respect of each ETP Alternative Proposal and each material modification to an ETP Alternative Proposal, if any (the taking of any action described in clause (x)(iii) or clause (x)(iv) or the failure to take the action described in clause (y) being referred to as an “ETP Adverse Recommendation Change”; provided, however, that to the extent any such action was taken solely by Representatives of ETE or by ETP at the direction of Representatives of ETE, it will not be deemed an “ETP Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by ETP’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by ETP unless (i) such violation is committed without the Knowledge of ETP and ETP uses its reasonable best efforts to promptly cure such violation once ETP is made aware of such violation or (ii) such Representative is also a Representative of ETE and acting on behalf of, or at the direction of, ETE.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval, (i) ETP has received a written ETP Alternative Proposal that the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee) believes is bona fide, (ii) the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith that (A) such ETP Alternative Proposal constitutes or could reasonably be expected to lead to or result in an ETP Superior Proposal and (B) failure to take such action would be inconsistent with its duties under applicable Law, as modified by the ETP Partnership Agreement and (iii) such ETP Alternative Proposal did not result from a material breach of Section 5.3(a), then ETP may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to ETP and its Subsidiaries to the Person making such ETP Alternative Proposal and (B) participate in discussions or negotiations regarding such ETP Alternative Proposal; provided that (x) ETP will not, and will use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless ETP has, or first enters into, a customary confidentiality agreement with such Person and (y) ETP will provide to ETE non-public information about ETP or its Subsidiaries that was not previously provided or made available to ETE prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of ETP set forth in this Section 5.3, ETP shall promptly advise ETE, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, ETP in respect of any ETP Alternative Proposal, and shall, in any such notice to ETE, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep ETE reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and ETP shall promptly provide ETE with copies of any additional material written materials received by ETP or that ETP has delivered to any third party making an ETP Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval, the ETP Managing GP Board and the ETP Conflicts Committee may effect an ETP Adverse Recommendation Change in response to an ETP Alternative Proposal or an ETP Changed Circumstance if the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee), after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable Law, as modified by the ETP Partnership Agreement, and:

(i) if the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee) intends to effect such ETP Adverse Recommendation Change in response to an ETP Alternative Proposal:

(A) such ETP Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(B) the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee) has determined, after consultation with its outside legal counsel and financial advisors, that such ETP Alternative Proposal constitutes an ETP Superior Proposal after giving effect to all of the adjustments offered by ETE pursuant to clause (E) below;

(C) ETP has provided prior written notice to ETE in accordance with Section 8.9 (the “ETP Superior Proposal Notice”) of the ETP Managing GP Board’s intention to effect an ETP Adverse Recommendation Change, and such ETP Superior Proposal Notice has specified the identity of the Person making such ETP Alternative Proposal, the material terms and conditions of such ETP Alternative Proposal, and complete copies of any written proposal or offers (including proposed agreements) received by ETP in connection with such ETP Alternative Proposal;

(D) during the period that commences on the date of delivery of the ETP Superior Proposal Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time on the date that is the fifth calendar day following the date of such delivery (the “ETP Superior Proposal Notice Period”), ETP shall (1) negotiate with ETE in good faith (to the extent ETE seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the ETP Managing GP Board not to effect an ETP Adverse Recommendation Change; and (2) keep ETE reasonably informed with respect to the status and changes in the material terms and conditions of such ETP Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such ETP Alternative Proposal (it being agreed that any change in the purchase price in such ETP Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent ETP Superior Proposal Notice and a subsequent ETP Superior Proposal Notice Period in respect of such revised ETP Alternative Proposal, except that such subsequent ETP Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial ETP Superior Proposal Notice Period and (y) 11:59 p.m. Central time on the date that is the third calendar day following the date of the delivery of such subsequent ETP Superior Proposal Notice; and

(E) the ETP Managing GP Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by ETE and, at the end of the ETP Superior Proposal Notice Period, shall have determined in good faith that (i) such ETP Alternative Proposal continues to constitute an ETP Superior Proposal even if such revisions were to be given effect and (ii) failure to effect an ETP Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the ETP Partnership Agreement, even if such revisions were to be given effect.

(ii) if the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee) intends to effect such ETP Adverse Recommendation Change in response to an ETP Changed Circumstance:

(A) ETP shall provide prior written notice to ETE in accordance with Section 8.9 (the “ETP Recommendation Change Notice”) of the ETP Managing GP Board’s intention to effect an ETP Adverse Recommendation Change, and such ETP Recommendation Change Notice shall specify the details of such ETP Changed Circumstance and the reasons for the ETP Adverse Recommendation Change;

(B) during the period that commences on the date of delivery of the ETP Recommendation Change Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time on the date that is the fifth calendar day following the date of such delivery (the “ETP Recommendation Change Notice Period”), ETP shall (i) negotiate with ETE in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the ETP Managing GP Board, not to effect an ETP Adverse Recommendation Change; and (ii) keep ETE reasonably informed of any change in circumstances related thereto; and

(C) the ETP Managing GP Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by ETE and, at the end of the ETP Adverse Recommendation Change Notice Period, shall have determined (upon the recommendation of the ETP Conflicts Committee) in good faith that the failure to effect an ETP Adverse Recommendation Change would be inconsistent with its duties under applicable Law, as modified by the ETP Partnership Agreement, even if such revisions were to be given effect.

(e) Nothing contained in this Agreement shall prevent ETP or the ETP Managing GP Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an ETP Alternative Proposal if the ETP Managing GP Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Law; provided that any ETP Adverse Recommendation Change may only be made in accordance with Section 5.3(d). For the avoidance of doubt, a public statement that describes ETP’s receipt of an ETP Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an ETP Adverse Recommendation Change.

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), ETE and Merger Sub, on the one hand, and ETP, on the other hand, shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 business days after the date of this Agreement (unless a later date is mutually agreed to by the parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act and to obtain approvals or consents under any other applicable Antitrust Laws as soon as practicable (and in any event no later than the Outside Date); and (ii) ETP and ETE shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (B) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

(c) Each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby, including by providing the other parties a reasonable opportunity to review and comment thereon, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the other party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 5.6(b), the parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

(d) ETE and ETP (including by causing their respective Subsidiaries) agree to use their reasonable best efforts to (i) resolve any objections that a Governmental Authority or other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date, and including offering, accepting and agreeing to (A) dispose or hold separate any part of ETP’s, ETE’s or their respective Subsidiaries’ businesses, operations or assets (or a combination thereof) or (B) restrict the manner in which ETE, ETP or any of their respective Subsidiaries may carry on business in any part of the world. Neither ETE nor ETP shall, without the other party’s prior written consent, offer, negotiate or commit to any disposal, hold separate, or other restriction related to its or its Subsidiaries’ businesses, operations or assets.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by ETE and ETP. Thereafter, neither ETP nor ETE shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NYSE or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that ETP shall not be required by this Section 5.5 to consult with any other party with respect to a public announcement in connection with the receipt and existence of an ETP Alternative Proposal that the ETP Managing GP Board (upon the recommendation of the ETP Conflicts Committee) believes is bona fide and matters related thereto or an ETP Adverse Recommendation Change but nothing in this proviso shall limit any obligation of ETP under Section 5.3(d) to negotiate with ETE in good faith; provided, further, that each party and their respective controlled affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by ETE or ETP in compliance with this Section 5.5.

Section 5.6 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each party shall furnish promptly to the other party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including information necessary to prepare the Proxy Statement). Each party and its Representatives shall hold information received from the other party pursuant to this Section 5.6 in confidence.

(b) This Section 5.6 shall not require either party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such party would reasonably be expected to result in (i) any violation of any contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which appropriately designated Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (1) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (2) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (3) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(c) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.

Section 5.7 Notification of Certain Matters. ETP shall give prompt notice to ETE, and ETE shall give prompt notice to ETP, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to ETP or ETE, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 5.8 Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of ETP, ETP Managing GP, ETE, ETE GP or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with ETP) serving at the request of or on behalf of ETP, ETP Managing GP, ETE, ETE GP or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, to the fullest extent that ETP, ETP Managing GP, ETP GP or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person, ETE agrees to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any Proceeding, and provide advancement promptly, and in any event within 10 days after any written request, of expenses to, all

Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the ETP Charter Documents and comparable governing instruments of ETP Managing GP, ETP GP and any Subsidiary of ETP, ETP Managing GP or ETP GP immediately prior to the Effective Time and ensure that the organizational documents of the Surviving Entity, ETP Managing GP and ETE GP shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of ETP, ETP Managing GP, ETP GP and their respective Subsidiaries than are presently set forth in the ETP Charter Documents and comparable governing instruments of ETP Managing GP and ETP GP (it being acknowledged and agreed that the provisions of the ETE Charter Documents and comparable governing instruments of ETP Managing GP and ETP GP currently in effect are no less favorable with respect to indemnification, advancement of expenses and exculpation of such Persons than are presently in the ETP Charter Documents and comparable governing instruments of ETP Managing GP and ETP GP). Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) The Surviving Entity shall maintain in effect for six years from the Effective Time ETP’s and ETP Managing GP’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 300% of current annual premiums paid by ETP or ETP Managing GP for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum Amount, the Surviving Entity shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If ETP or ETP Managing GP in its sole discretion elects, then, in lieu of the obligations of ETE under this Section 5.8(c), ETP or ETP Managing GP may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event shall the cost of such policy exceed six times the Maximum Amount.

(d) The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the organizational documents of ETP, ETP GP, ETP Managing GP, the Surviving Entity, ETE GP, the DRULPA or the DLLCA. The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.8 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations of the Surviving Entity set forth in this Section 5.8.

Section 5.9 Securityholder Litigation. Each of ETP and ETE shall give the other the opportunity to participate in the defense or settlement of any securityholder litigation against such party and/or its officers and directors relating to the transactions contemplated hereby; provided that the party subject to the litigation shall in any event control such defense and/or settlement (subject to Section 5.2(a)(xii) and Section 5.2(b)(viii)) and shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege.

Section 5.10 Financing Matters. ETP hereby consents to ETE’s use of and reliance on any audited or unaudited financial statements relating to ETP and its consolidated Subsidiaries, any ETP Joint Ventures or entities or businesses acquired by ETP reasonably requested by ETE to be used in any financing or other activities of ETE, including any filings that ETE desires to make with the SEC. In addition, ETP will use commercially reasonable efforts, at ETE’s sole cost and expense, to obtain the consents of any auditor to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the Closing, ETP will provide such assistance (and will cause its Subsidiaries and its and their respective personnel and advisors to provide such assistance), as ETE may reasonably request in order to assist ETE in connection with financing activities, including any public offerings to be registered under the Securities Act or private offerings. Such assistance shall include, but not be limited to, the following: (i) providing such information, and making available such personnel as ETE may reasonably request; (ii) participation in, and assistance with, any marketing activities related to such financing; (iii) participation by senior management of ETP in, and their assistance with, the preparation of rating agency presentations and meetings with rating agencies; (iv) taking such actions as are reasonably requested by ETE or its financing sources to facilitate the satisfaction of all conditions precedent to obtaining such financing; and (v) taking such actions as may be required to permit any cash and marketable securities of ETP or ETE to be made available to finance the transactions contemplated hereby at the Effective Time.

Section 5.11 Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses (other than the filing fee payable to the SEC in connection with the Registration Statement and the filing fee payable in connection with the filing of a Notification and Report Form pursuant to the HSR Act, which shall each be borne one half by ETP and one half by ETE).

Section 5.12 Section 16 Matters. Prior to the Effective Time, ETE and ETP shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of ETE Common Units (including derivative securities with respect to ETE Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ETP, or will become subject to such reporting requirements with respect to ETE, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Listing. ETE shall cause the ETE Common Units to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 5.14 Distributions. After the date of this Agreement until the Effective Time, each of ETE and ETP shall coordinate with the other regarding the declaration of any distributions in respect of ETE Common Units, Common Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Common Units shall not receive, for any quarter, distributions both in respect of Common Units and also distributions in respect of ETE Common Units, as the case may be, that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (a) only distributions in respect of Common Units or (b) only distributions in respect of ETE Common Units that they receive in the Merger.

Section 5.15 Conflicts Committees.

(a) Prior to the Effective Time, (i) ETP Managing GP shall not, without the consent of the ETP Conflicts Committee, eliminate the ETP Conflicts Committee, or revoke or diminish the authority of the ETP Conflicts Committee or remove or cause the removal of any director of the ETP Managing GP Board that is a member of the ETP Conflicts Committee either as a member of the ETP Managing GP Board or the ETP Conflicts

Committee, and (ii) ETE shall not, without the consent of the ETP Conflicts Committee, remove or cause the removal of any director of the ETP Managing GP Board that is a member of the ETP Conflicts Committee either as a member of the ETP Managing GP Board or the ETP Conflicts Committee. For the avoidance of doubt, this Section 5.15(a) shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director in accordance with the provisions of the ETP Managing GP Agreement.

(b) Prior to the Effective Time, ETE GP shall not, without the consent of the ETE Conflicts Committee, eliminate the ETE Conflicts Committee, or revoke or diminish the authority of the ETE Conflicts Committee or remove or cause the removal of any director of the ETE GP Board that is a member of the ETE Conflicts Committee either as a member of the ETE GP Board or the ETE Conflicts Committee, without the affirmative vote of the ETE Conflicts Committee. For the avoidance of doubt, this Section 5.15(b) shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director in accordance with the provisions of the ETE GP Agreement.

Section 5.16 Voting and Consent. ETE covenants and agrees that, until the Effective Time or the earlier of a termination of this Agreement, at the ETP Unitholders Meeting or any other meeting of ETP Limited Partners or any vote of ETP Limited Partner Interests in connection with a vote of the ETP Limited Partners, however called, ETE will vote, or cause to be voted, all ETP Limited Partner Interests then owned beneficially or of record by it or any of its Subsidiaries, as of the record date for such meeting, in favor of the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the Merger and the approval of any actions required in furtherance thereof. ETE consents to, and has caused or shall cause, to the extent necessary and to the extent permitted by the organizational documents thereof, each of its Subsidiaries to consent to, this Agreement, the transactions contemplated by this Agreement and any amendments of the ETP Partnership Agreement (including the ETP LPA Amendment) that are necessary or advisable in order to implement the Pre-Closing Transactions. ETE further acknowledges that any amendments of the ETP Partnership Agreement (including the ETP LPA Amendment) that are necessary or advisable in order to implement the Pre-Closing Transactions are not adverse to ETE as the holder of the ETP Incentive Distribution Rights.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) ETP Unitholder Approval. The ETP Unitholder Approval shall have been obtained in accordance with applicable Law and the ETP Partnership Agreement;

(b) ETP Unaffiliated Unitholder Approval. The affirmative vote or consent of the holders of a majority of the Outstanding Units held by ETP Unaffiliated Unitholders in favor of the proposal to adopt this Agreement and the transactions contemplated hereby shall be obtained at the ETP Unitholders Meeting or any adjournment or postponement thereof (the “ETP Unaffiliated Unitholder Approval”) shall have been obtained.

(c) Regulatory Approval. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired, and any required approval or consent under any other applicable Antitrust Law shall have been obtained;

(d) No Injunctions or Restraints. No Law, injunction, judgment, ruling or agreement enacted, promulgated, issued, entered, amended, enforced by, or entered into with any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal, and no Proceeding with any Governmental Authority regarding the transactions contemplated hereby shall be threatened or pending;

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(f) Unit Listing. The ETE Common Units deliverable to the Common Unitholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Tax Opinions.

(i) ETE shall have received an opinion of Latham & Watkins LLP dated as of the Closing Date to the effect that (i) at least 90% of the gross income of ETE for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of ETE and ETP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETE and ETP and any of their respective affiliates as to such matters as such counsel may reasonably request.

(ii) ETP shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that at least 90% of the gross income of ETP for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETP and any of its respective affiliates as to such matters as such counsel may reasonably request.

Section 6.2 Conditions to Obligations of ETE and Merger Sub to Effect the Merger. The obligations of each of ETE and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of ETP contained in Section 3.3(a), Section 3.3(c) and Section 3.6(a), shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of ETP contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of ETP set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “ETP Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, an ETP Material Adverse Effect. ETE shall have received a certificate signed on behalf of ETP and ETP GP by an executive officer of ETP and an authorized signatory of ETP GP to such effect.

(b) Performance of Obligations of ETP. ETP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ETE shall have received a certificate signed on behalf of ETP and ETP GP by an executive officer of ETP and an authorized signatory of ETP GP to such effect.

(c) Tax Opinions. ETE shall have received an opinion of Latham & Watkins LLP dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) ETE should not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (ii) no gain or loss should be recognized by holders of ETE Common Units prior to the Merger as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Latham & Watkins LLP. shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETE and ETP and any of their respective affiliates as to such matters as such counsel may reasonably request.

Section 6.3 Conditions to Obligation of ETP to Effect the Merger. The obligations of ETP to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of ETE and Merger Sub contained in Section 4.3(a) and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (i) the representations and warranties of ETE contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) all other representations and warranties of ETE and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “ETE Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, an ETE Material Adverse Effect. ETP shall have received a certificate signed on behalf of ETE, ETE GP and Merger Sub by an executive officer of ETE and an authorized signatory of Merger Sub and ETE GP to such effect.

(b) Performance of Obligations of ETE and Merger Sub. ETE and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and ETP shall have received a certificate signed on behalf of ETE, ETE GP and Merger Sub by an executive officer of ETE and an authorized signatory of Merger Sub and ETE GP to such effect.

(c) Tax Opinions. ETP shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) ETP should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or any gain resulting from the deemed sale of ETE Common Units pursuant to Section 2.2(j) and except to the extent that any Section 707 Consideration causes the Merger to be treated as a Disguised Sale). In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon representations, warranties and covenants of officers of ETP and ETE and any of their respective affiliates as to such matters as such counsel may reasonably request.

(d) ETE LPA Amendment. ETE GP shall have executed and delivered to ETE the ETE LPA Amendment.

Section 6.4 Frustration of Closing Conditions. None of ETP, ETE or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or noncompliance with this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of ETP and ETE duly authorized by each of the ETP Managing GP Board and the ETE GP Board, respectively;

(b) by either of ETP or ETE:

(i) if the Closing shall not have been consummated on or before March 31, 2019 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (A) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (B) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8;

(ii) if any Restraint having the effect set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the ETP Unitholders Meeting shall have concluded and the ETP Unitholder Approval and the ETP Unaffiliated Unitholder Approval shall not have been obtained; or

(c) by ETE:

(i) if an ETP Adverse Recommendation Change shall have occurred;

(ii) prior to the receipt of the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval, if ETP shall be in Willful Breach of its obligations pursuant to the first three sentences of Section 5.1(b) or Section 5.3; provided that ETE shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if ETE is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) if ETP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of ETP set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by ETP within 30 days following receipt of written notice from ETE of such breach or failure; provided that ETE shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if ETE is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by ETP:

(i) if ETE shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of ETE set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by ETE within 30 days following receipt of written notice from ETP of such breach or failure; provided, that ETP shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if ETP is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(ii) prior to the receipt of the ETP Unitholder Approval and the ETP Unaffiliated Unitholder Approval, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for an ETP Superior Proposal in accordance with Section 5.3; provided, that ETP shall concurrently with such termination pay to ETE the ETP Termination Fee in accordance with Section 7.3.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Section 5.11, Section 7.2 and Section 7.3 and in the last sentence of Section 5.6(a), and the provisions in Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of ETP, ETE or Merger Sub or their respective directors, officers and Affiliates, except (a) ETP may have liability as provided in Section 7.3, and (b) subject to Sections 7.3(c) and (d), nothing shall relieve any party hereto from any liability or damages for any failure to consummate the Merger and the other transactions contemplated hereby when required pursuant to this Agreement or any party from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement.

Section 7.3 Fees and Expenses.

(a) In the event this Agreement is terminated (i) by ETP or ETE pursuant to Section 7.1(b)(iii) [Failed ETP Unitholder Vote] in a case where an ETP Adverse Recommendation Change has occurred, (ii) by ETP pursuant to Section 7.1(d)(ii) [ETP Superior Proposal] or (iii) by ETE pursuant to Section 7.1(c)(i) [ETP Adverse Recommendation Change] or Section 7.1(c)(ii) [ETP Willful Breach] (without limiting ETE’s remedies described in Section 8.8), then ETP shall pay to ETE a termination fee equal to $750 million, less any ETE Expenses previously paid by ETP pursuant to Section 7.3(d) (the “ETP Termination Fee”). ETP shall pay to ETE the ETP Termination Fee within two business days after the date of termination, except that in the case of clause (iii) above, ETP shall pay the ETP Termination Fee on the date of termination.

(b) Any payment of the ETP Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by ETE in four equal payments payable on the first four successive dates on which ETP makes regular quarterly distributions on its Common Units following the termination of this Agreement.

(c) In the event that ETP shall fail to pay the ETP Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if ETP shall fail to pay the ETP Termination Fee when due, ETP shall also pay all of ETE’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. ETP, ETE and Merger Sub acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, none of ETP, ETE or Merger Sub would enter into this Agreement. The parties agree that in the event that ETP pays the ETP Termination Fee to ETE, ETP shall have no further liability to ETE of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall ETP be required to pay the ETP Termination Fee on more than one occasion.

(d) In the event of termination of this Agreement (i) by either party pursuant to Section 7.1(b)(iii) [Failed ETP Unitholder Vote] (or a termination by ETP pursuant to a different provision of Section 7.1 at a time when this Agreement was terminable pursuant to Section 7.1(b)(iii) [Failed ETP Unitholder Vote]) or (ii) by ETE pursuant to Section 7.1(c)(ii) [ETP Willful Breach], then ETP shall promptly, but in no event later than three business days after receipt of an invoice (with supporting documentation) therefor from ETE, pay ETE’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by ETE and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $30 million (the “ETE Expenses”).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Section 5.8, Section 5.11 and Section 5.14 and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time and those set forth in Section 5.11, Section 7.2 and Section 7.3, in the last sentence of Section 5.6(a) and this Article VIII shall survive termination of this Agreement.

Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the ETP Unitholder Approval and ETP Unaffiliated Unitholder Approval, by written agreement of the parties, by action taken or authorized by the ETP Managing GP Board and the ETE GP Board and, to the extent required by the ETP GP Charter Documents, the A&C Committee; provided, however, that the ETP Managing GP Board and ETE GP Board may not take or authorize any such action unless it has first referred such action to the ETP Conflicts Committee and ETE Conflicts Committee, as applicable, for their consideration, and permitted the ETP Conflicts Committee and ETE Conflicts Committee, as applicable, not less than two business days to make a recommendation to the ETP Managing GP Board and ETE GP Board, as applicable, with respect thereto (for the avoidance of doubt, the ETP Managing GP Board and ETE GP Board shall in no way be obligated to follow the recommendation of the ETP Conflicts Committee and ETE Conflicts Committee, as applicable, and the ETP Managing GP Board and ETE GP Board, as applicable, shall be permitted to take action following the expiration of such two business day period); provided, however, that in the event the ETP Managing GP Board or ETE GP Board takes or authorizes any action under this Section 8.2 that is counter to any recommendation by the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, then the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, may rescind its approval of this Agreement, with such rescission resulting in the rescission of “Special Approval” under Section 7.9 of the ETP Partnership Agreement or Section 7.9 of the ETE Partnership Agreement, as applicable; provided, further, that following approval of the Merger and the other transactions contemplated hereunder by the Common Unitholders, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the Common Unitholders without such approval. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval or consent of ETP or the ETP Managing GP Board or of ETE or the ETE GP Board is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the ETP Managing GP Board and ETE GP Board, as applicable; provided, however, that the ETP Managing GP Board and ETE GP Board, as applicable, may not take or authorize any such action unless it has first referred such action to the ETP Conflicts Committee and ETE Conflicts Committee, as applicable, for its consideration, and permitted the ETP Conflicts Committee and ETE Conflicts Committee, as applicable, not less than two business days to make a recommendation to the ETP Managing GP Board and ETE GP Board, as applicable, with respect thereto (for the avoidance of doubt, the ETP Managing GP Board and ETE GP Board, as applicable, shall in no way be obligated to follow the recommendation of the ETP Conflicts Committee or ETE Conflicts Committee, as applicable, and the ETP Managing GP Board and ETE GP Board, as applicable, shall be permitted to take action following the expiration of such two business day period).

Section 8.3 Extension of Time, Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, however, that in the event the ETP Managing GP Board or the ETE GP Board takes or authorizes any action under this Section 8.3 or otherwise grants any consent under this Agreement without the concurrence of the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, then the ETP Conflicts Committee or the ETE Conflicts Committee, as applicable, may rescind its approval of this Agreement, with such rescission resulting in the rescission of “Special Approval” under Section 7.9 of the ETP Partnership Agreement or Section 7.9 of the ETE Partnership Agreement, as applicable. Notwithstanding the foregoing, no failure or delay by ETP or ETE in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties except that (a) ETE may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of ETE, but no such assignment shall relieve ETE of any of its obligations hereunder, (b) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of ETE, but no such assignment shall relieve ETE or Merger Sub of any of its obligations hereunder and (c) ETP may assign, in its sole discretion, any or all its rights and interests under this Agreement to any wholly owned Subsidiary of ETP, but no such assignment shall relieve ETP of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

Section 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the ETP Disclosure Schedule, the ETE Disclosure Schedule and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.12 and (ii) the right of the Common Unitholders to receive the Merger Consideration after the Closing (a claim by the Common Unitholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of ETP Restricted Units or Converted ETP Restricted Unit Awards and other equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred).

Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.8 Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties agree that in the event that ETE receives the ETP Termination Fee, ETE may not seek any award of specific performance under this Section 8.8.

Section 8.9 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or electronic transmission, or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to ETE, Merger Sub or ETE GP, to:

Energy Transfer Equity, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attn:     Tom Long

             Tom Mason

Email: tom.long@energytransfer.com

            tom.mason@energytransfer.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Fax No.: (713) 546-5401

Attn:     William N. Finnegan IV

             Debbie Yee

and to:

Potter Anderson & Corroon LLP

1313 N Market St.

Wilmington, Delaware 19801

Fax No.: 302.984.6078

Attn:     Mark A. Morton

             Thomas Mullen

If to ETP or ETP Managing GP, to:

Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attn: James M. Wright, Jr. General Counsel

Email: jim.wright@energytransfer.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Fax No.: (713) 615-5965

Attn:     Lande Spottswood

             Stephen M. Gill

and to:

Richards, Layton & Finger, P.A.

One Rodney Square

920 North King Street

Wilmington, DE 19801

Fax No.: (302) 651-7701

Attn:     Srinivas M. Raju

             Gregory W. Ladner

             Kenneth E. Jackman

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

(c) The parties acknowledge and agree that any breach or noncompliance with this Agreement by ETP Managing GP or ETP shall be disregarded and shall not be deemed a breach if such breach or noncompliance was caused by ETE or any of its Representatives acting on behalf of, or at the direction of, ETE.

Section 8.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

Section 8.13 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that for purposes of this Agreement, ETP and its Subsidiaries shall not be considered Affiliates of ETE or any of ETE’s other Affiliates, nor shall any such persons be considered Affiliates of ETP or its Subsidiaries.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Benefit Plan” means (i) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other plans, programs, policies, agreements, understandings or other arrangements providing compensation or other benefits, including but not limited to, all cash or equity-based, employment, retention, consulting, change of control, incentive, bonus, deferred compensation, health, medical, dental, disability, accident, life insurance, cafeteria, vacation, holiday, severance, retirement, pension, savings, or termination plans, programs, policies, agreements, understandings or arrangements.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Class E Unitholders” mean the holders of the Class E Units.

“Class G Unitholders” mean the holders of the Class G Units.

“Class I Unitholders” mean the holders of the Class I Units.

“Class J Unitholders” mean the holders of the Class J Units.

“Class K Unitholders” mean the holders of the Class K Units.

“Clayton Act” means the Clayton Antitrust Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Common Unit” means a “Common Unit” as defined in the ETP Partnership Agreement.

“Common Unitholders” mean the holders of the Common Units.

“DLLCA” mean the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“Environmental Permit” means all Permits required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed at the relevant time to be a single employer for purpose of Section 414(b), (c), (m) or (o) of the Code. When used with respect to ETP, the term “ERISA Affiliates” shall not include ETE or Merger Sub.

“ETE Benefit Plans” means all Benefit Plans that are sponsored, maintained, contributed to or required to be contributed to by ETE or any of its Affiliates, or under which ETE or any of its Affiliates has any obligation or liability, whether actual or contingent, in each case, for the benefit of current or former officers, employees, directors or consultants of ETE or its Subsidiaries.

“ETE Class A Unit” means a newly established class of common units representing limited partner interests in ETE to be issued to ETE GP at the Closing in accordance with the ETE LPA Amendment.

“ETE Common Unit” means a “Common Unit” as defined in the ETE Partnership Agreement.

“ETE GP Agreement” means the Amended & Restated Limited Liability Company Agreement of LE GP, LLC, dated as of May 7, 2007, as amended or supplemented from time to time.

“ETE GP Charter Documents” means, collectively, the certificate of formation of ETE GP, and the ETE GP Agreement, as amended or supplemented from time to time.

“ETE Limited Partner” means a “Limited Partner” as defined in the ETE Partnership Agreement.

“ETE Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of February 8, 2006, as amended or supplemented from time to time.

“ETE Partnership Interest” means “Partnership Interest” as defined in the ETE Partnership Agreement.

“ETE Risk Management Policy” means the Risk Management Policy of ETE as adopted by the ETE GP Board and in effect on the date of this Agreement; provided, that the Risk Management Policy may only be amended or modified after the date of this Agreement by the ETE GP Board or a committee thereof with the prior written consent of ETP.

“ETE Special Approval” means “Special Approval” as defined in the ETE Partnership Agreement.

“ETE Unaffiliated Unitholders” means holders of ETE Common Units excluding ETE GP and its Affiliates.

“ETE Unit Majority” means “Unit Majority” as defined in the ETE Partnership Agreement.

“ETE Unitholders” means the holders of ETE Common Units.

“ETP Alternative Proposal” means any inquiry, proposal or offer from, or indication of interest in seeking a proposal or offer by, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than ETE, its Subsidiaries and their Affiliates, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), of assets of ETP and its Subsidiaries (including securities of Subsidiaries) equal to 15% or more of ETP’s consolidated assets or to which 15% or more of ETP’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 15% or more of any class of equity securities of ETP, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of ETP or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ETP or any of its Subsidiaries which is structured to permit any Person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 15% of ETP’s consolidated assets, net income, net expenses, revenue or equity interests; in each case, other than the transactions contemplated hereby.

“ETP Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the ETP Managing GP Board and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) ETP pursuant to this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an ETP Changed Circumstance: (i) any change in the price, or change in trading volume, of the Common Units or the fact that ETP meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception to this clause (i) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an ETP Changed Circumstance has occurred) or (ii) any matters generally affecting the industry in which ETP operates as a whole that have not had or would not reasonably be expected to have a disproportionate effect on ETP and/or its Subsidiaries.

“ETP Equity Plans” means any plans or arrangements of ETP providing for the grant of awards of Common Units or awards valued, in whole or in part, by reference to Common Units, or otherwise relating thereto, including but not limited to, the Second Amended and Restated Energy Transfer Partners, L.P. 2008 Long-Term Incentive Plan, the Energy Transfer Partners, L.P. Amended and Restated 2011 Long-Term Incentive Plan and the Energy Transfer Partners, L.L.C. Long-Term Incentive Plan.

“ETP GP Charter Documents” means, collectively, the certificate of limited partnership of ETP GP, and the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners GP, L.P., as amended or supplemented from time to time.

“ETP Incentive Distribution Right” means “Incentive Distribution Right” as defined in the ETP Partnership Agreement.

“ETP Joint Ventures” means each entity listed on Section 8.13(a) of the ETP Disclosure Schedule and any other joint venture entity of ETP, if any, described on the ETP SEC Documents filed with the SEC on or after December 31, 2016 and prior to the date of this Agreement; provided, that with respect to any reference in this Agreement to ETP causing any ETP Joint Venture to take any action, such reference shall only require ETP to cause such ETP Joint Venture to take such action to the maximum extent permitted by the organizational documents and governance arrangements of such ETP Joint Venture and, to the extent applicable, its fiduciary duties in relation to such ETP Joint Venture.

“ETP Limited Partner” means a “Limited Partner” as defined in the ETP Partnership Agreement.

“ETP Limited Partner Interest” means a “Limited Partner Interest” as defined in the ETP Partnership Agreement.

“ETP Managing GP Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of Energy Transfer Partners, L.L.C. dated as of August 10, 2010, as amended or supplemented from time to time.

“ETP Managing GP Charter Documents” means, collectively, the certificate of formation of ETP Managing GP, and the ETP Managing GP Agreement, as amended or supplemented from time to time.

“ETP Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P., as amended or supplemented from time to time.

“ETP Partnership Interest” means an interest in ETP, which shall include the General Partner Interest (as defined in the ETP Partnership Agreement) and ETP Limited Partner Interests.

“ETP Risk Management Policy” means the Commodity Risk Management Policy of ETP as adopted by the ETP Managing GP Board and in effect on the date of this Agreement; provided, that the ETP Risk Management Policy may only be amended or modified after the date of this Agreement by the ETP Managing GP Board or a committee thereof with the prior written consent of ETE.

“ETP Special Approval” means “Special Approval” as defined in the ETP Partnership Agreement.

“ETP Superior Proposal” means a bona fide unsolicited written offer, obtained after the date of this Agreement and not in breach of Section 5.3 (other than an immaterial breach), to acquire, directly or indirectly, 80% or more of the outstanding equity securities of ETP or 80% or more of the assets of ETP and its Subsidiaries on a consolidated basis, made by a third party (other than ETE or any of its Affiliates), which is on terms and conditions which the ETP Managing GP Board determines in its good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the ETP Unitholders (in their capacity as ETP Unitholders) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by ETE in writing.

“ETP Unaffiliated Unitholders” means Common Unitholders excluding ETE and its Affiliates.

“ETP Unitholder” means the Common Unitholders, the Class E Unitholders, the Class G Unitholders, the Class I Unitholders, the Class J Unitholders and the Class K Unitholders and the Preferred Unitholders.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, tribal, foreign or multinational.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” (i) when used with respect to ETP, means the actual knowledge of those individuals listed on Section 8.13(b) of the ETP Disclosure Schedule and (ii) when used with respect to ETE, means the actual knowledge of those individuals listed on Section 8.13 of the ETE Disclosure Schedule.

“Lake Charles Interests” means, collectively, ETE’s (i) 100% limited liability company interest in Lake Charles LNG Company, LLC, a Delaware limited liability company, and (ii) 60% limited liability company interest in each of (A) Energy Transfer LNG Export, LLC, a Delaware limited liability company, (B) ET Crude Oil Terminals, LLC, a Delaware limited liability company, and (C) ETC Illinois LLC, a Delaware limited liability company.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby, including the Merger, on or before the Outside Date; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including, for the avoidance of doubt, performance of the parties’ obligations under Section 5.4) (provided that the exception in this clause (ii) shall not be deemed to apply to references to “ETP Material Adverse Effect” or “ETE Material Adverse Effect” in Section 3.3(b) or Section 4.4, as applicable, and to the extent related thereto, Section 6.2(a) and Section 6.3(a)); (iii) any change in the market price or trading volume of the partnership interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such Person (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; (vii) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or coal or other commodities and (viii) any failure of a Person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); and (ix) the taking of any action required by this Agreement; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate. Notwithstanding the foregoing, any state of affairs, changes, effects, events or occurrences (or the facts underlying such state of affairs, changes, effects, events or occurrences) to which ETE has Knowledge as of the date of this Agreement shall not constitute a Material Adverse Effect with respect to ETP and any state of affairs, changes, effects, events or occurrences to which ETP has Knowledge as of the date of this Agreement shall not constitute a Material Adverse Effect with respect to ETE.

“Merger Sub Charter Documents” means, collectively, the certificate of formation of Streamline Merger Sub, LLC, and the Limited Liability Company Agreement of Streamline Merger Sub, LLC, as amended or supplemented from time to time.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Outstanding Units” means “Outstanding Units” as defined in the ETP Partnership Agreement.

“parties” means ETE, ETP, Merger Sub, ETP Managing GP, and ETE GP.

“Permit” means franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Preferred Unitholders” mean the holders of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units.

“Representatives” mean, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partner interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. When used with respect to ETP, the term “Subsidiary” shall include the ETP Joint Ventures. When used with respect to ETE, the term “Subsidiary” shall not include SUN, USAC, ETP or any of their respective Subsidiaries.

“SUN” means Sunoco LP, a Delaware limited partnership.

“SUN Common Units” means common units representing limited partner interests in SUN.

“SUN GP Interests” means the limited liability company interests in Sunoco GP LLC, a Delaware limited liability company and the general partner of SUN.

“SUN Incentive Distribution Rights” means an “Incentive Distribution Right” as defined in the SUN Partnership Agreement.

“SUN Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, dated September 25, 2012, as amended or supplemented from time to time.

“Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection or with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Unit Majority” means a “Unit Majority” as defined in the ETP Partnership Agreement.

“USAC” means USA Compression Partners, LP, a Delaware limited partnership.

“USAC Common Units” means common units representing limited partner interests in USAC.

“USAC GP Interests” means the limited liability company interests in USA Compression GP, LLC, a Delaware limited liability company and the general partner of USAC.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or intentional omission undertaken by the breaching party (or in the case of Section 5.3 with respect to ETP, the consequence of an act or omission of a Subsidiary of ETP, or of a Representative of ETP at the direction of ETP) with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of such covenant or agreement and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER EQUITY, L.P.
By:	LE GP, LLC,
its general partner
By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Executive Vice President and General Counsel
STREAMLINE MERGER SUB, LLC
By:	Energy Transfer Equity, L.P.,
its sole member
By:	LE GP, LLC,
its general partner
By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Executive Vice President and General Counsel
LE GP, LLC
By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Executive Vice President and General Counsel

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P.,
its general partner
By:	Energy Transfer Partners, L.L.C.,
its general partner
By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer
ENERGY TRANSFER PARTNERS, L.L.C.
By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

745 Seventh Avenue New York, NY 10019 United States August 1, 2018

Conflicts Committee

Board of Directors

Energy Transfer Partners, L.L.C.

8111 Westchester Drive

Dallas, TX 75225

Members of the Conflicts Committee of the Board of Directors:

We understand that Energy Transfer Partners, L.P. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Energy Transfer Equity, L.P. (“ETE”) pursuant to which, among other things, a wholly owned subsidiary of ETE, Streamline Merger Sub, LLC (“Merger Sub”), will merge with and into the Company (the “Merger”). We further understand that, upon effectiveness of the Merger, (i) the separate existence of Merger Sub will cease and the Company will continue as the surviving entity in the Merger and become a subsidiary of ETE; (ii) each common unit of the Company issued and outstanding (“Company Common Units”), other than any common units owned by ETE or a subsidiary of ETE, will be converted into the right to receive 1.28 common units of ETE (the “Exchange Ratio”); (iii) the Company Common Units owned by ETE and its subsidiaries issued and outstanding will be unchanged and remain outstanding; (iv) each of the Class E Units, Class G Units, Class K Units, Series A Preferred Units, Series B Preferred Units, Series C Preferred Units and Series D Preferred Units (as defined in the Agreement (as defined below)) issued and outstanding will be unchanged and remain outstanding; (v) the ETP GP Interest (as defined in the Agreement) will be unchanged and remain outstanding; and (vi) the limited liability company interests in Merger Sub issued and outstanding will convert into, in the aggregate, Company Common Units in an amount equal to the number of Company Common Units converted into common units of ETE (“ETE Common Units”). Additionally, the Agreement provides that, in connection with the Merger, ETE will issue new Class A units representing a voting and non-economic limited partner interest (other than a de minimis liquidation preference) in ETE (the “Class A Units”) to LE GP, LLC (“LE GP”) (the “Class A Issuance”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, proposed to be entered into by and among ETE, Merger Sub, the Company, Energy Transfer Partners, L.L.C. (“ETP Managing GP”) and LE GP (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Conflicts Committee of Board of Directors of ETP Managing GP (the “Conflicts Committee”), the general partner of Energy Transfer Partners GP, L.P, the general partner of the Company, to render our opinion with respect to the fairness, from a financial point of view, to the holders of Company Common Units excluding ETE and its affiliates (“Unaffiliated Unitholders”) of the Exchange Ratio to be offered to such Unaffiliated Unitholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the Unaffiliated Unitholders of the Company in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

RESTRICTED - EXTERNAL

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of August 1, 2018 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including, financial projections of the Company prepared by management of the Company and approved for our use by the Conflicts Committee; (4) financial and operating information with respect to the business, operations and prospects of ETE furnished to us by the Company, including financial projections of ETE prepared by management of ETE and approved for our use by the Conflicts Committee; (5) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company; (6) a trading history of Company Common Units and ETE Common Units from August 1, 2016 to July 31, 2018 and a comparison of those trading histories with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and ETE with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) alternatives available to the Company on a stand-alone basis to fund its future capital and operating requirements; and (10) published estimates of independent research analysts with respect to the future financial performance of the Company and ETE, including price targets of Company Common Units and ETE Common Units. In addition, we have had discussions with the management of the Company and ETE concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the ETP management and at the instruction of the Conflicts Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of ETE, upon the advice of ETE management and at the instruction of the Conflicts Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ETE as to the future financial performance of ETE and that ETE will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In connection with rendering our opinion, we have assumed that the Class A Issuance will be effected, but we express no opinion as to the fairness, from a financial point of view, as to such issuance. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to (i) the prices at which Company Common Units would trade following the announcement of the Proposed Transaction or (ii) the prices at which ETE Common Units would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of ETE Common Units to be held by the Unaffiliated Unitholders

RESTRICTED - EXTERNAL

after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Units owned by such Unaffiliated Unitholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company and the Conflicts Committee have obtained such advice as they deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the Unaffiliated Unitholders in the Proposed Transaction is fair to such Unaffiliated Unitholders.

We have acted as financial advisor to the Conflicts Committee in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and ETE in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) to the Company: (i) in September 2016, acted as sole bookrunner on Sunoco Logistics Partners, L.P.’s (“SXL”) ~$652 million equity offering; (ii) in November 2016, acted as financial advisor to a special committee in connection with the Company’s merger with SXL; (iii) in August 2017, acted as lead left bookrunner on the Company’s ~$1 billion equity offering; (iv) in December 2017, acted as joint lead arranger and joint bookrunner on the Company’s $5 billion credit facilities and as a lender under the credit facilities; (v) in January 2018, as financial advisor to the Company in connection with the sale of its compression business; and (vi) acted as agent on the Company’s $1.0 billion at-the-market equity offering program; and (b) to ETE: (i) in January 2017, acted as lead placement agent on ETE’s ~$580 million private placement; (ii) in March 2017, acted as joint lead arranger and joint bookrunner on ETE’s $1.5 billion credit facility and as a lender under the credit facility; (iii) in January 2018, as buyside financial advisor to ETE; (iv) in March 2018, as initial purchaser on USA Compression Partners, LP’s (“USAC”), an affiliate of ETE, $725 million notes offering; (iv) in April 2018, acted as joint lead arranger and joint bookrunner on the USAC’s $1.6 billion credit facility and as a lender under the credit facility; (v) in April 2018, acted as lead placement agent on USAC’s $500 million private placement; (vi) acted as agent on ETE’s $1.0 billion at-the-market equity offering program; (vii) acted as agent on Sunoco LP’s (“SUN”), an affiliate of ETE, $400 million at-the-market equity offering program; and (viii) acted as a lender under SUN’s credit facility.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and ETE and their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

RESTRICTED - EXTERNAL

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Conflicts Committee and is rendered to the Conflicts Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any unitholder of the Company as to how such unitholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

RESTRICTED - EXTERNAL

Annex C

FORM OF

AMENDMENT NO. 4 TO

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER PARTNERS, L.P.

This Amendment No. 4 (this “Amendment No. 4”) to the Fourth Amended and Restated Agreement of Limited Partnership of Energy Transfer Partners, L.P. (the “Partnership”), dated as of [                ] (as amended to date, the “Partnership Agreement”), is hereby adopted effective as of [                ] by Energy Transfer Partners GP, L.P., a Delaware limited partnership (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Partnership Agreement.

WHEREAS, the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement pursuant to: (i) Section 13.1(a) to reflect a change in the name of the Partnership, and (ii) Section 13(d)(i) to reflect any amendment that does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, in connection with the transactions contemplated by that certain Merger Agreement, dated as of August 1, 2018 (the “Merger Agreement”), by and among the Partnership, Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), LE GP, LLC, a Delaware limited liability company and the general partner of ETE (“ETE GP”), Streamline Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ETE (“Merger Sub”), and Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of the General Partner (“ETP GP LLC”), subject to the terms and conditions as more specifically set forth therein, Merger Sub shall merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a subsidiary of ETE and prior to the consummation of the Merger, (i) ETP GP LLC will cause the conversion of the ETP Incentive Distribution Rights into, or cause the Partnership to purchase the ETP Incentive Distribution Rights in exchange for, a certain number of Common Units (the “IDR Conversion”) and thereafter the ETP Incentive Distribution Rights will be cancelled, (ii) ETP GP LLC will cause the cancellation of the Class I Units and Class J Units (the “Class I and J Cancellation”) and (iii) ETP GP LLC will cause the conversion of the approximate 0.33% economic General Partner Interest to a non-economic General Partner Interest and cause the Partnership to issue to the General Partner a certain number of Common Units in exchange therefor (collectively, the “Pre-Closing Transactions”);

WHEREAS, ETE, in its capacity as sole member of ETP GP LLC and the sole holder of the Class I Units and Class J Units, has approved and consented to the Merger Agreement and the transactions contemplated thereby, including the Pre-Closing Transactions; and

WHEREAS, the General Partner has determined, (i) to change the name of the Partnership to Energy Transfer Operating, L.P., and (ii) pursuant to Section 13.1(d)(i) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

C-1

NOW, THEREFORE, BE IT RESOLVED, that the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendments.

a.

The Partnership Agreement is hereby amended to remove all references to (i) the ETP Incentive Distribution Rights to reflect the IDR Conversion and (ii) the Class I Units and the Class J Units to reflect the Class I and J Cancellation. For the avoidance of doubt, from the date hereof, effective immediately following the IDR Conversion and the Class I and J Cancellation, the ETP Incentive Distribution Rights, the Class I Units and the Class J Units shall be cancelled and cease to exist and shall receive no allocations or distributions in respect thereof for any purposes (including pursuant to Article VI of the Partnership Agreement); provided that if the Class I and J Unit Cancellation occurs prior to December 31, 2018, the entire amounts otherwise allocable to the Class I Units and Class J Units pursuant to Section 5.13(b)(ii)(B) and Section 5.14(b)(ii)(B) of the Partnership Agreement, respectively, with respect to the 2018 calendar year shall be allocated to the Class I Units and Class J Units prior to the Class I and J Unit Cancellation.

b.

From the date hereof, effective immediately following the consummation of the Pre-Closing Transactions, the General Partner Interest shall be a non-economic General Partner Interest and the General Partner’s Percentage Interest shall be zero percent (0%). The General Partner shall continue as the general partner of the Partnership and the Partnership shall continue without dissolution. The second sentence of Section 5.8 of the Partnership Agreement shall be deleted in its entirety and the section heading shall be retitled “No Preemptive Rights.”

c.

Effective as of the effective time of the Merger, the name of the Partnership shall be changed from “Energy Transfer Partners, L.P.” to “Energy Transfer Operating, L.P.” All references in the Partnership Agreement to “Energy Transfer Partners, L.P.” shall be deleted and “Energy Transfer Operating, L.P.” is hereby substituted in lieu thereof.

Section 2. Ratification of Partnership Agreement. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. Governing Law. This Amendment No. 4 shall be governed by, and interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 4. Severability of Provision. Each provision of this Amendment No. 4 shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment No. 4 that are valid, enforceable and legal.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment No. 4 has been executed as of the date first written above.

GENERAL PARTNER: ENERGY TRANSFER PARTNERS GP, L.P.

By:	ENERGY TRANSFER PARTNERS, L.L.C.,
its general partner

By:
Name:	Thomas E. Long
Title:	Chief Financial Officer

SIGNATURE PAGE TO

AMENDMENT NO. 4 TO

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

ENERGY TRANSFER PARTNERS, L.P.

Annex D

FORM OF

AMENDMENT NO. 6

TO

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENERGY TRANSFER EQUITY, L.P.

This Amendment No. 6 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., a Delaware limited partnership (the “Partnership”), dated as of February 8, 2006 (as amended, the “Partnership Agreement”), is entered into effective as of [                ] by LE GP, LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership, on behalf of itself and the Limited Partners of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 5.8 of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner except as otherwise provided in the Partnership Agreement, may, for any Partnership purpose, at any time or from time to time, issue additional Partnership Securities to such Persons for such consideration and on such terms and conditions as the General Partner shall determine in its sole discretion;

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect an amendment that the General Partner determines is necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.8 of the Partnership Agreement;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, it is proposed that, in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 1, 2018, by and among the Partnership, the General Partner, Streamline Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“Merger Sub”), Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), and Energy Transfer Partners, L.L.C., a Delaware limited liability company and the general partner of the general partner of ETP (“ETP LLC”), pursuant to which Merger Sub will merge with and into ETP, with ETP surviving (the “Merger”), and in partial consideration for the waiver of the General Partner’s preemptive right under Section 5.9 of the Partnership Agreement with respect to the Common Units to be issued in connection with the Merger, the Partnership will issue [                ]1 Class A Units to the General Partner;

[1]	The number of Class A Units to be issued will be determined in accordance with the following calculation:

P    =    x + K

            x + C + N

x =	number of Class A Units to be issued at the time of the Merger
P =	Percentage Interest in the Partnership held by LE GP, LLC and its Affiliates, immediately prior to the Merger
K =	number of Common Units held by LE GP, LLC and its Affiliates, prior to the issuance of Common Units in the Merger
C =	total number of Common Units issued and outstanding prior to the Merger
N =	number of Common Units to be issued in the Merger

WHEREAS, the Conflicts Committee of the Board of Directors of the General Partner (the “Board”), by unanimous vote, in good faith, (a) approved the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of the Class A Units, and (b) resolved to recommend to the Board the approval of the Merger and the issuance of the Class A Units;

WHEREAS, the foregoing approval of the Merger and the issuance of the Class A Units by the Conflicts Committee constitutes Special Approval for all purposes under the Partnership Agreement, including but not limited to Section 7.9 thereof;

WHEREAS, the Audit and Conflicts Committee (as defined in the Amended and Restated Limited Liability Company Agreement of LE GP, LLC, dated as of May 7, 2007 (as amended to date, the “Company Agreement”)), in good faith, (a) approved the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of the Class A Units, and (b) resolved to recommend to the Board the approval of the Merger and the issuance of the Class A Units;

WHEREAS, the foregoing approval of the Merger and the issuance of the Class A Units by the Audit and Conflicts Committee constitutes Special Approval (as defined in the Company Agreement) for all purposes under the Company Agreement;

WHEREAS, the Board, for and on behalf of the General Partner, acting in its individual capacity and in its capacity as general partner of the Partnership, has determined that the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of the Class A Units, is in the best interests of the Partnership and the unaffiliated holders of Common Units, and has approved the Merger and the issuance of the Class A Units;

WHEREAS, the issuance of the Class A Units complies with the requirements of the Partnership Agreement;

WHEREAS, the General Partner has determined, pursuant to Section 13.1(g) of the Partnership Agreement, that the amendments to the Partnership Agreement set forth herein are necessary or appropriate in connection with the authorization of issuance of the Class A Units; and

WHEREAS, the General Partner has determined, pursuant to Section 13.1(d)(i) of the Partnership Agreement, that, if and to the extent any amendments set forth herein are not necessary or appropriate in connection with the authorization of the issuance of the Class A Units, such amendments to the Partnership Agreement set forth herein do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

Section 1.    Amendments.

(a)    Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions:

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which such Partner is (x) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (y) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.701-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest (other than a Class A Unit) shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest were first issued.

“Capital Account” means the capital account maintained for a Partner (other than with respect to a Class A Unit) pursuant to Section 5.6. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit or any other Partnership Interest (other than a Class A Unit) shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Class A Unit” means a Partnership Security representing a fractional part of the Partnership Interests, and having the rights and obligations specified with respect to Class A Units in this Agreement.

“Class A Unitholders” means the holder or holders of the Class A Units.

“Common Voting Security” means any Partnership Security with voting rights that are pari passu with the Common Units, including without limitation the Class A Units.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Class A Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership) and General Partner Units and any General Partner Interest represented thereby, including without limitation, Common Units and Class A Units.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner, the amount of its aggregate Capital Contributions to the Partnership divided by the aggregate Capital Contributions made to the Partnership by all Partners, (b) as to any Unitholder holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraphs (a) and (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.8, the percentage established as a part of such issuance. The Percentage Interest with respect to a Class A Unit shall at all times be zero.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include General Partner Units (or the General Partner Interest represented thereby) or Class A Units.

“Unitholders” means the holders of Units and shall not include the Class A Unitholders.

Section 1.1 of the Partnership Agreement is hereby further amended to add the following sentence to the end of the definition of “Common Unit”:

“The term “Common Unit” shall not include a Class A Unit.”

(b)    Article V of the Partnership Agreement is hereby amended to add a new Section 5.16 creating a new class of Partnership Securities as follows:

“Section 5.16 Establishment of Class A Units.

(a)    General. The General Partner hereby designates and creates a class of Partnership Securities to be designated as “Class A Units,” and fixes the designations, preferences and relative, participating, optional or other special rights, powers, duties and obligations of holders of the Class A Units as set forth in this Section 5.16. Upon their issuance, the Class A Units will be fully paid.

(b)    Rights of Class A Units. The Class A Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i)    Voting Rights.

(A)    Except as may be required by law, the Class A Units will be entitled to vote together as a single class with the Common Units on any matter for which the holders of Common Units are entitled to vote. Each reference in this Agreement to a vote of holders of Common Units shall be deemed to include the Class A Units. Each Class A Unit shall be entitled to one vote.

(ii)    Economic Interests. The Class A Units shall represent Limited Partner Interests in the Partnership, and shall not be entitled to any distributions from the Partnership, except that, upon any liquidation, dissolution or winding up of the Partnership, the Class A Units in the aggregate shall be entitled to an aggregate distribution of $100 prior and in preference to any distribution of any assets of the Partnership to the holders of any other class or series of Partnership Securities. For the avoidance of doubt, each Class A Unitholder shall receive its pro rata share of such $100 based on the number of Class A Units outstanding at the time of any such liquidation, winding up or dissolution.

(iii)    Certificates; Book-Entry. Unless the General Partner shall determine otherwise, the Class A Units shall not be evidenced by certificates. Any certificates relating to the Class A Units that may be issued shall be in such form as the General Partner may approve. Any certificates evidencing Class A Units shall be separately identified and shall not bear the same CUSIP number as the certificates evidencing Common Units.

(iv)    Limitations on Transfer. No Class A Unit may, directly or indirectly, be transferred, sold, assigned, pledged or otherwise alienated by the General Partner (or indirectly by any member of LE GP, LLC) or any subsequent transferee, without the prior approval of the Conflicts Committee, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company, the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives. Any transfer or purported transfer of Class A Units not made in accordance with this Section 5.16(b)(iv) shall be null and void.

(v)    Registrar and Transfer Agent. The General Partner will act as the registrar and transfer agent for the Class A Units.

(vi)    Splits and Combinations. For so long as any Class A Units are Outstanding, to the extent that the Partnership (A) makes a distribution on its Common Units or other Common Voting Security in Common Units or other Common Voting Security, (B) subdivides or splits its Common Units or other Common Voting Securities into a greater number of Common Units or other Common Voting Securities, or (C) combines or reclassifies its Common Units or other Common Voting Securities into a smaller number of Common Units or other Common Voting Securities, then the number of Class A Units shall be proportionally adjusted, and if necessary, additional Class A Units shall be issued to the Class A

Unitholders, such that the number of Class A Units issued immediately after such distribution, subdivision, split, combination or reclassification shall represent the same voting interest as such Class A Units represented immediately prior to such distribution, subdivision, split, combination or reclassification.

(vii)    Class A Unit Issuances.

(A)    Initial Issuance. Effective on the date of this Amendment, the Partnership has issued [                ]2 Class A Units to LE GP, LLC.

(B)    Future Issuances. For so long as Kelcy Warren is an officer or director of the General Partner, if the Partnership issues any additional Common Units or any other Common Voting Security, the Partnership shall automatically issue, for no additional consideration, an additional number of Class A Units to the Class A Unitholders (and if more than one Class A Unitholder exists at such time, pro rata in accordance with their respective Class A Unit ownership at such time), necessary for each Class A Unitholder to maintain a voting interest with respect to such Class A Units that the Class A Units represent in relation to the aggregate voting interest of the Common Units and other Common Voting Securities immediately prior to such Common Unit or other Common Voting Security issuance. The provisions of this Section 5.16(b)(iv)(B) shall terminate at such time as Kelcy L. Warren ceases to be an officer or director of the General Partner; provided, that for the avoidance of doubt, all Class A Units Outstanding at such time shall be unchanged and remain outstanding.

(C)    Except as set forth in this Section 5.16(b)(vii), there shall be no other issuances by the Partnership of Class A Units.

(viii)    Allocations. The Class A Units shall not be entitled to receive any (1) allocations of Net Income pursuant to Section 6.1(a), (2) allocations of Net Losses pursuant to Section 6.1(b), (3) allocations of Net Termination Gains or Losses pursuant to Section 6.1(c), (4) special allocations pursuant to Section 6.1(d) or (5) allocations for tax purposes pursuant to Section 6.2. Allocations pursuant to Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d) and 6.2 shall be made consistent with the facts that the Class A Units are not Units, and that the Class A Unitholders are not Unitholders and, therefore have no Percentage Interests with respect to their Class A Units.

(c)    Section 13.3 of the Partnership Agreement is hereby amended to add the following new clause (f):

“(f) Notwithstanding anything to the contrary herein, without the approval of the holders of 66 2/3% of the Class A Units, the Partnership may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the Class A Units or amend the terms of the Class A Units.”

Section 2.    Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.    Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

Section 4.    Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

Section 5.    Severability. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof, or of such provision in other respects, shall not be affected thereby.

[2]	See Footnote 1.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER: LE GP, LLC

By:
John W. McReynolds
President

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to the Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

By: LE GP, LLC, General Partner of Energy Transfer Equity, L.P., as attorney-in-fact for all Limited Partners pursuant to the Powers of Attorney granted pursuant to Section 2.6 of the Partnership Agreement.

By:
John W. McReynolds
President

SIGNATURE PAGE TO

AMENDMENT NO. 6 TO

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF

ENERGY TRANSFER EQUITY, L.P.